Exhibit 99.1

Itaú Unibanco Holding S.A.

3Q15

Management Discussion & Analysis and Complete Financial Statements

CONTENTS

Management Discussion & Analysis	03

Executive Summary	05

Income Statement and Balance Sheet Analysis	15

Managerial Financial Margin	16

Loan Portfolio	18

Result from Loan Losses	22

Banking Service Fees, Income from Banking Charges and Result from Insurance, Pension Plan and Premium Bonds	25

Insurance, Pension Plan and Premium Bonds Operations	28

Non-interest Expenses	33

Tax Expenses for ISS, PIS, Cofins and Others	35

Income Tax and Social Contribution on Net Income	35

Other Balance Sheet Information	36

Balance Sheet by Currency	39

Capital Ratios	40

Risk Management	42

Business Analysis	43

Segment Analysis	45

Activities Abroad	50

Additional Information	57

Report of Independent Auditors	63

Complete Financial Statements	65

It should be noted that the managerial financial statements relating to prior periods may have been reclassified for comparison purposes.

The tables in this report show the figures in millions. Variations and totals, however, are calculated in units. Therefore, there may be differences due to rounding.

Future expectations arising from the reading of this analysis should take into consideration the risks and uncertainties that involve any activities and that are outside the control of the companies of the conglomerate (political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others).

3rd quarter of 2015

Management Discussion & Analysis

Itaú Unibanco Holding S.A.

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Itaú Unibanco Holding S.A.	04

Management Discussion & Analysis	Executive Summary

Itaú Unibanco Holding S.A. (Itaú Unibanco) information and financial indicators are presented below.

Highlights

In R$ millions (except where indicated), end of period	3Q15	2Q15	3Q14	9M15	9M14
Results
Recurring Net Income	6,117	6,134	5,457	18,059	14,959
Net Income	5,945	5,984	5,404	17,662	14,722
Operating Revenues (1)	26,945	25,339	23,305	77,230	66,086
Managerial Financial Margin (2)	17,595	16,235	14,369	49,793	40,450
Shares
Recurring Net Income per share (R$)(3)	1.03	1.02	0.91	3.04	2.49
Net Income per share (R$) (3)	1.00	1.00	0.90	2.98	2.45
Number of Outstanding Shares at the end of period – in thousands (4)	5,950,089	5,994,053	6,023,456	5,950,089	6,023,456
Average price of non-voting share on the last trading day of the period (R$) (4)	26.21	31.15	30.92	26.21	30.92
Book Value per Share (R$)	17.37	16.80	15.07	17.37	15.07
Dividends and Interest on Own Capital net of taxes (5)	1,351	1,205	981	3,875	2,941
Dividends and Interest on Own Capital net of taxes (5) per share (R$) (*)	0.23	0.20	0.16	0.65	0.49
Market Capitalization (6)	155,952	186,742	186,234	155,952	186,234
Market Capitalization (6) (US$ millions)	39,254	60,181	75,983	39,254	75,983
Performance
Recurring Return on Average Equity – Annualized (7)	24.0%	24.8%	24.7%	24.5%	23.7%
Return on Average Equity – Annualized (7)	23.3%	24.2%	24.5%	23.9%	23.3%
Recurring Return on Average Assets – Annualized (8)	1.9%	1.9%	1.9%	1.9%	1.8%
Return on Average Assets – Annualized (8)	1.9%	1.9%	1.9%	1.9%	1.8%
Solvency Ratio - Prudential Conglomerate (BIS Ratio) (9)	16.1%	17.2%	16.6%	16.1%	16.6%
Common Equity Tier I	12.3%	13.2%	12.1%	12.3%	12.1%
Estimated BIS III (Common Equity Tier I) - Full Implementation of BIS III (10)	12.4%	12.7%	11.6%	12.4%	11.6%
Annualized Net Interest Margin of Spread-Sensitive Operations (11)	10.8%	10.8%	10.2%	10.7%	10.3%
Annualized Net Interest Margin with Clients (11)	10.9%	10.7%	10.3%	10.7%	10.3%
Annualized Net Interest Margin of Spread-Sensitive Operations after Provision for Credit Risk (11)	6.9%	7.1%	7.1%	6.9%	6.2%
Annualized Net Interest Margin with Clients after Provision for Credit Risk (11)	7.4%	7.4%	7.6%	7.3%	6.6%
Nonperforming Loans Index (NPL over 90 days)	3.3%	3.3%	3.2%	3.3%	3.2%
Nonperforming Loans Index (NPL 15 to 90 days)	3.0%	3.0%	2.6%	3.0%	2.6%
Coverage Ratio (Provision for Loan Losses/NPL over 90 days)	214%	187%	181%	214%	181%
Efficiency Ratio (ER) (12)	44.2%	42.9%	46.0%	43.5%	47.2%
Risk-Adjusted Efficiency Ratio (RAER) (12)	63.1%	61.8%	61.8%	62.5%	63.4%
Balance Sheet
Total Assets	1,322,693	1,230,510	1,157,557
Total Loan Portfolio, including Sureties and Endorsements	552,342	531,706	503,345
Loan Portfolio (A)	477,198	457,463	428,832
Sureties, Endorsements and Guarantees	75,143	74,243	74,514
Deposits + Debentures + Securities + Borrowings and Onlending (B) (13)	618,839	562,775	560,207
Loan Portfolio/Funding (A/B)	77.1%	81.3%	76.5%
Stockholders' Equity	103,353	100,711	90,776
Other
Assets Under Administration	749,755	709,111	646,247
Total Number of Employees	91,437	91,968	94,164
Brazil	84,490	85,028	87,132
Abroad	6,947	6,940	7,032
Branches and CSBs – Client Service Branches	5,012	5,003	5,042
ATM – Automated Teller Machines (14)	26,454	26,709	27,960
Indicators
EMBI Brazil Risk	447	302	239	447	239
CDI rate – In the Period (%)	3.4%	3.1%	2.7%	9.6%	7.8%
Dollar Exchange Rate – Quotation in R$	3.9729	3.1026	2.4510	3.9729	2.4510
Dollar Exchange Rate – Change in the Period (%)	28.1%	-3.3%	11.3%	49.6%	4.6%
Euro Exchange Rate – Quotation in R$	4.4349	3.4603	3.0954	4.4349	3.0954
Euro Exchange Rate – Change in the Period (%)	28.2%	0.4%	2.7%	37.4%	-4.2%
IGP-M – In the Period (%)	1.9%	2.3%	-0.7%	6.3%	1.8%

(*) The number of outstanding shares was adjusted to reflect the share bonus of 10% granted on June 05, 2014 and July 17, 2015.

Note: (1) Operating Revenues are the sum of Managerial Financial Margin, Banking Service Fees and Income from Banking Charges, Other Operating Income and Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses; (2) Described on pages 15 to 17; (3) Calculated based on the weighted average number of outstanding shares; (4) The number of outstanding shares was adjusted to reflect the share bonus of 10% granted on June 05, 2014 and July 17, 2015; (5) IOC – Interest on Capital. Declared amounts paid/accrued; (6) Total number of outstanding shares (common and non-voting shares) multiplied by the average price of non-voting share on the last trading day in the period; (7) Annualized Return was calculated by dividing Net Income by Average Stockholders’ Equity. The quotient of this division was multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the amount of dividends that has not yet been approved at shareholders’ or Board meetings, proposed after the balance sheet closing date; (8) Return was calculated by dividing Net Income by Average Assets. The quotient of this division was multiplied by the number of periods in the year to derive the annualized rate. (9) Up to the fourth quarter of 2014, this ratio was calculated based on the financial conglomerate; (10) Takes into consideration the use of tax credit; (11) Does not include financial margin with the market. See details on page 17; (12) For further details on the calculation methodology of both Efficiency and Risk-Adjusted Efficiency ratios, please refer to page 34; (13) As described on page 38; (14) Includes ESBs (electronic service branches) and service points at third parties’ establishments.

Itaú Unibanco Holding S.A.	05

Management Discussion & Analysis	Executive Summary

Net Income and Recurring Net Income

Our recurring net income totaled R$6,117 million in the third quarter of 2015 as a result of the elimination of non-recurring events, which are presented in the table below, from net income of R$5,945 million for the period.

Non-Recurring Events Net of Tax Effects

In R$ millions	3Q15	2Q15	3Q14	9M15	9M14
Recurring Net Income	6,117	6,134	5,457	18,059	14,959
Non-Recurring Events	(172)	(150)	(53)	(398)	(237)
Social Contribution Rate Increase (a)	3,988	-	-	3,988	-
Complementary Provision for Loan Losses (b)	(2,793)	-	-	(2,793)	-
Financial Leasing Accounting Change (c )	(520)	-	-	(520)	-
Contingencies Provision (d)	(540)	(86)	(15)	(668)	(88)
Pension Fund (e)	(130)	-	-	(130)	-
Goodwill Amortization (f)	(34)	(35)	(38)	(130)	(123)
Program for Settlement or Installment Payment of Taxes (g)	(1)	14	37	41	37
Impairment (h)	-	(43)	-	(43)	-
Criteria Adjustment - Credicard (i)	-	-	(37)	-	(37)
Porto Seguro (j)	-	-	-	-	(60)
IRB (k)	-	-	-	-	33
Other	(143)	-	-	(143)	-
Net Income	5,945	5,984	5,404	17,662	14,722

Note: Impacts of the non-recurring events, described above, are net of tax effects – further details are presented in Note 22-K of the Financial Statements.

Non-Recurring Events

(a) Social Contribution Rate Increase: Effect on the balance of the social contribution tax credit resulting from the rate increase from 15% to 20% as established by Provisional Measure No. 675/15 of May 2015 (converted into Law No. 13,169/15 in October 2015).

(b) Complementary Provision for Loan Losses: Complementary provision for loan losses to the minimum required by Resolution No. 2,682/99 of the National Monetary Council mainly due to a more challenging economic environment.

(c) Financial Leasing Accounting Change: Regarding financial leasing contracts related to new Technology Center implementation.

(d) Contingencies Provision: Recognition of provisions for tax and social security lawsuits and losses arising from economic plans that were in effect in Brazil during the 1980's.

(e) Pension Fund: Provision to settle the surplus of the defined contribution pension fund in accordance with the regulation.

(f) Goodwill Amortization: Effect of the goodwill amortization generated by acquisitions made by the Conglomerate.

(g) Program for the Settlement or Installment Payment of Taxes: Effects of our adherence to the Program for the Settlement or Installment Payment of Federal and Municipal Taxes.

(h) Impairment: Adjustment in the carrying amount of assets in order to reflect its fair value.

(i) Criteria Adjustment - Credicard: Criteria adjustment for provisions recognition for loan losses resulting from Credicard acquisition.

(j) Porto Seguro: Effect of the favorable decision, by the Federal Supreme Court (STF), on the legality of the COFINS tax on this type of operation in proportion to our equity in the company, in addition to the provision for losses on tax losses in the first quarter of 2014.

(k) IRB: In 2014, favorable decision effect on the increase of the PIS/ COFINS calculation basis of IRB Brasil Resseguros S.A.

Managerial Income Statement

We apply consolidation criteria for the managerial results that affect only the breakdown of accounts and, therefore, do not affect net income. These effects are shown in the table on the following page ("Accounting and Managerial Statements Reconciliation"). Additionally, we adjusted the tax effects of the hedges of investments abroad - which were originally accounted for as tax expenses (PIS and COFINS) and income tax and social contribution on net income and were reclassified to the financial margin - and the non-recurring events.

Our strategy for the foreign exchange risk management of the capital invested abroad is aimed at mitigating, through financial instruments, the effects resulting from foreign exchange variations and takes into consideration the impact of all tax effects. In the third quarter of 2015, the Brazilian real depreciated 28.1% against the U.S. dollar and 28.2% against the Euro, compared with appreciation of 3.3% and depreciation of 0.4%, respectively, in the previous quarter.

Itaú Unibanco Holding S.A.	06

Management Discussion & Analysis	Executive Summary

Accounting and Managerial Income Statements reconciliation for the past two quarters is presented below.

Accounting and Managerial Statements Reconciliation | 3rd Quarter of 2015

		Non-recurring		Managerial
In R$ millions	Accounting	Events	Tax Effect of Hedge	Reclassifications	Managerial
Operating Revenues	15,265	1,342	10,653	(315)	26,945
Managerial Financial Margin	5,545	1,342	10,653	55	17,595
Financial Margin with Clients	13,922	1,342	-	55	15,319
Financial Margin with the Market	(8,378)	-	10,653	-	2,276
Banking Services Fees and Income from Banking Charges	7,681	-	-	(599)	7,082
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,700	-	-	568	2,268
Other Operating Income	177	(1)	-	(176)	-
Equity in Earnings of Affiliates and Other Investments	153	-	-	(153)	-
Non-operating Income	9	1	-	(10)	-
Result from Loan Losses	(9,262)	4,629	-	(20)	(4,653)
Provision for Loan Losses	(10,357)	4,629	-	(20)	(5,747)
Recovery of Loans Written Off as Losses	1,094	-	-	-	1,094
Retained Claims	(437)	-	-	-	(437)
Other Operating Income/(Expenses)	(12,491)	544	(1,063)	263	(12,748)
Non-interest Expenses	(11,764)	556	-	302	(10,906)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(459)	(12)	(1,063)	(39)	(1,574)
Insurance Selling Expenses	(268)	-	-	-	(268)
Income before Tax and Profit Sharing	(6,926)	6,515	9,590	(72)	9,108
Income Tax and Social Contribution	13,010	(6,343)	(9,590)	12	(2,911)
Profit Sharing	(60)	-	-	60	-
Minority Interests	(79)	-	-	-	(79)
Net Income	5,945	172	-	-	6,117

Accounting and Managerial Statements Reconciliation | 2nd Quarter of 2015

		Non-recurring		Managerial
In R$ millions	Accounting	Events	Tax Effect of Hedge	Reclassifications	Managerial
Operating Revenues	26,494	98	(889)	(364)	25,339
Managerial Financial Margin	17,002	122	(889)	0	16,235
Financial Margin with Clients	14,552	122	-	0	14,673
Financial Margin with the Market	2,451	-	(889)	-	1,561
Banking Services Fees and Income from Banking Charges	7,511	-	-	(604)	6,906
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,648	-	-	549	2,198
Other Operating Income	155	(24)	-	(131)	-
Equity in Earnings of Affiliates and Other Investments	165	-	-	(165)	-
Non-operating Income	13	-	-	(13)	-
Result from Loan Losses	(4,361)	-	-	(25)	(4,387)
Provision for Loan Losses	(5,494)	-	-	(25)	(5,520)
Recovery of Loans Written Off as Losses	1,133	-	-	-	1,133
Retained Claims	(385)	-	-	-	(385)
Other Operating Income/(Expenses)	(12,292)	122	170	307	(11,692)
Non-interest Expenses	(10,479)	122	-	377	(9,979)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,545)	-	170	(70)	(1,445)
Insurance Selling Expenses	(268)	-	-	-	(268)
Income before Tax and Profit Sharing	9,456	220	(719)	(83)	8,875
Income Tax and Social Contribution	(3,321)	(70)	719	11	(2,661)
Profit Sharing	(72)	-	-	72	-
Minority Interests	(79)	-	-	-	(79)
Net Income	5,984	150	-	-	6,134

Itaú Unibanco Holding S.A.	07

Management Discussion & Analysis	Executive Summary

We present below the income statement from a standpoint that highlights Operating Revenues, which are composed by the sum of the main accounts in which revenues from banking, insurance, pension plan and premium bonds operations are recorded.

Income Statement | Operating Revenues Perspective

In R$ millions	3Q15	2Q15	change		3Q14	change		9M15	9M14	change
Operating Revenues	26,945	25,339	1,607	6.3%	23,305	3,640	15.6%	77,230	66,086	11,144	16.9%
Managerial Financial Margin	17,595	16,235	1,360	8.4%	14,369	3,226	22.4%	49,793	40,450	9,343	23.1%
Financial Margin with Clients	15,319	14,673	646	4.4%	13,287	2,033	15.3%	44,085	37,873	6,212	16.4%
Financial Margin with the Market	2,276	1,561	714	45.7%	1,083	1,193	110.2%	5,708	2,577	3,131	121.5%
Banking Services Fees and Income from Banking Charges	7,082	6,906	176	2.5%	6,558	525	8.0%	20,855	18,952	1,903	10.0%
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	2,268	2,198	71	3.2%	2,379	(110)	-4.6%	6,582	6,683	(101)	-1.5%
Result from Loan Losses	(4,653)	(4,387)	(266)	6.1%	(3,343)	(1,310)	39.2%	(13,495)	(9,739)	(3,756)	38.6%
Provision for Loan Losses	(5,747)	(5,520)	(227)	4.1%	(4,741)	(1,006)	21.2%	(16,782)	(13,457)	(3,325)	24.7%
Recovery of Loans Written Off as Losses	1,094	1,133	(39)	-3.4%	1,397	(303)	-21.7%	3,288	3,719	(431)	-11.6%
Retained Claims	(437)	(385)	(52)	13.5%	(559)	122	-21.8%	(1,191)	(1,526)	335	-22.0%
Operating Margin	21,855	20,567	1,288	6.3%	19,403	2,452	12.6%	62,545	54,822	7,723	14.1%
Other Operating Income/(Expenses)	(12,748)	(11,692)	(1,056)	9.0%	(11,292)	(1,456)	12.9%	(36,043)	(32,805)	(3,237)	9.9%
Non-interest Expenses	(10,906)	(9,979)	(927)	9.3%	(9,753)	(1,153)	11.8%	(30,767)	(28,369)	(2,397)	8.5%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,574)	(1,445)	(129)	8.9%	(1,254)	(319)	25.5%	(4,474)	(3,617)	(857)	23.7%
Insurance Selling Expenses	(268)	(268)	0	-0.1%	(284)	16	-5.7%	(802)	(819)	17	-2.1%
Income before Tax and Minority Interests	9,108	8,875	233	2.6%	8,112	996	12.3%	26,502	22,016	4,486	20.4%
Income Tax and Social Contribution	(2,911)	(2,661)	(250)	9.4%	(2,571)	(340)	13.2%	(8,179)	(6,832)	(1,348)	19.7%
Minority Interests in Subsidiaries	(79)	(79)	0	-0.4%	(84)	5	-5.7%	(264)	(226)	(38)	16.7%
Recurring Net Income	6,117	6,134	(17)	-0.3%	5,457	660	12.1%	18,059	14,959	3,101	20.7%

We present below the income statement from the standpoint that highlights the Managerial Financial Margin.

Income Statement | Managerial Financial Margin Perspective

In R$ millions	3Q15	2Q15	change		3Q14	change		9M15	9M14	change
Managerial Financial Margin	17,595	16,235	1,360	8.4%	14,369	3,226	22.4%	49,793	40,450	9,343	23.1%
Financial Margin with Clients	15,319	14,673	646	4.4%	13,287	2,033	15.3%	44,085	37,873	6,212	16.4%
Financial Margin with the Market	2,276	1,561	714	45.7%	1,083	1,193	110.2%	5,708	2,577	3,131	121.5%
Result from Loan Losses	(4,653)	(4,387)	(266)	6.1%	(3,343)	(1,310)	39.2%	(13,495)	(9,739)	(3,756)	38.6%
Provision for Loan Losses	(5,747)	(5,520)	(227)	4.1%	(4,741)	(1,006)	21.2%	(16,782)	(13,457)	(3,325)	24.7%
Recovery of Loans Written Off as Losses	1,094	1,133	(39)	-3.4%	1,397	(303)	-21.7%	3,288	3,719	(431)	-11.6%
Net Result from Financial Operations	12,942	11,848	1,094	9.2%	11,026	1,916	17.4%	36,298	30,711	5,587	18.2%
Other Operating Income/(Expenses)	(3,835)	(2,973)	(861)	29.0%	(2,914)	(920)	31.6%	(9,796)	(8,695)	(1,101)	12.7%
Banking Services Fees and Income from Banking Charges	7,082	6,906	176	2.5%	6,558	525	8.0%	20,855	18,952	1,903	10.0%
Result from Insurance, Pension Plan and Premium Bonds Operations	1,563	1,544	19	1.2%	1,536	27	1.8%	4,590	4,339	251	5.8%
Non-interest Expenses	(10,906)	(9,979)	(927)	9.3%	(9,753)	(1,153)	11.8%	(30,767)	(28,369)	(2,397)	8.5%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,574)	(1,445)	(129)	8.9%	(1,254)	(319)	25.5%	(4,474)	(3,617)	(857)	23.7%
Income before Tax and Minority Interests	9,108	8,875	233	2.6%	8,112	996	12.3%	26,502	22,016	4,486	20.4%
Income Tax and Social Contribution	(2,911)	(2,661)	(250)	9.4%	(2,571)	(340)	13.2%	(8,179)	(6,832)	(1,348)	19.7%
Minority Interests in Subsidiaries	(79)	(79)	0	-0.4%	(84)	5	-5.7%	(264)	(226)	(38)	16.7%
Recurring Net Income	6,117	6,134	(17)	-0.3%	5,457	660	12.1%	18,059	14,959	3,101	20.7%

Itaú Unibanco Holding S.A.	08

Management Discussion & Analysis	Executive Summary

Net Income

The recurring net income for the third quarter of 2015 amounted to R$6,117 million, representing a decrease of 0.3% compared to the previous quarter and an increase of 12.1% from the same period of the previous year. The recurring net income per share reached R$1.03, up 1.0% from the previous quarter due to the repurchase of 46,455,020 shares for treasury during the quarter, which reduced the number of outstanding shares.

Compared to the previous quarter, the highlights were the increases of 45.7% in the financial margin with the market, of 4.4% in our margin with clients and of 2.5% in banking service fees and banking charges. These increases were partially offset by the increase of 4.1% in our provision for loan losses and of 9.3% in non-interest expenses, particularly personnel expenses due to the adjustment of salaries and benefits related to the collective negotiation agreement.

In the first nine months of 2015, recurring net income was R$18,059 million, 20.7% higher when compared to the same period of 2014. The increase in net income was mainly due to an increase of 16.9% in operating revenues, partially offset by the increases of 24.7% in the provision for loan losses and of 8.5% in non-interest expenses.

Return on Average Equity

The annualized recurring return on average equity reached 24.0% in the third quarter of 2015. Stockholders’ equity reached R$103.3 billion, increasing 2.6% from the previous quarter and 13.9% from the same period of the previous year.

In the third quarter of 2015, the annualized recurring return on average assets reached 1.9%, unchanged when compared to the previous quarter. Annualized recurring return on risk-weighted assets reached 3.2%, also unchanged when compared to the previous quarter.

Operating Revenues

In the third quarter of 2015, operating revenues, representing revenues from banking, insurance, pension plan and premium bond operations, totaled R$26,945 million, 6.3% and 15.6% higher than in the previous quarter and in the same period of the previous year, respectively. The main components of operating revenues and other items of income statement are presented below.

Managerial Financial Margin

The managerial financial margin for the third quarter of 2015 totaled R$17,595 million, R$1,360 million higher when compared to the second quarter of 2015, mainly due to the increases of R$714 million in our financial margin with the market and of R$646 million in our financial margin with clients.

Our managerial financial margin increased R$9,343 million when compared to the first nine months of 2014. This growth is due to increases of R$6,212 million in the financial margin with clients and of R$3,131 million in the financial margin with the market.

Financial Margin of Spread-Sensitive Operations, net of the Provision from Loan Losses

Our financial margin of spread-sensitive operations, net of the provision for loan losses and recovery of loans written off as a losses, increased 14.7% from the third quarter of 2014 and 2.3% when compared to the second quarter of 2015. The ratio of provision for loan losses, net of recovery of loans written off as losses, to the spread-sensitive operations financial margin reached 34.8% this quarter, 120 basis points higher when compared to the previous quarter.

Itaú Unibanco Holding S.A.	09

Management Discussion & Analysis	Executive Summary

Result from Loan Losses

The result from loan losses grew 6.1% when compared to the previous quarter, totaling R$4,653 million in the third quarter of 2015. This increase was mainly due to an increase of 4.1% (R$227 million) in provision for loan losses and to lower revenues from recovery of loans written off as losses (R$39 million).

In the first nine months of 2015, the result from loan losses reached R$13,495 million, up 38.6% from the same period of the previous year.

Banking Services Fees and Income from Banking Charges

Banking service fees, including income from banking charges, increased R$176 million (2.5%) when compared to the previous quarter, totaling R$7,082 million. When compared to the first nine months of 2014, these revenues increased R$1,903 million (10.0%).

Result from Insurance, Pension Plan and Premium

Bonds

In the third quarter of 2015, result from insurance, pension plan and premium bonds from core activities, which consist of mass-market products related to life, property, credit, pension and premium bonds reached R$1,469 million, an increase of R$23 million from the previous quarter and of R$66 million from the third quarter of 2014. The loss ratio from core activities reached 29.6% this quarter.

Non-Interest Expenses

Non-interest expenses increased 9.3% in the third quarter of 2015 when compared to the second quarter of 2015. Personnel expenses increased R$662 million, mainly due to the effect of the collective negotiation agreement, whereas administrative expenses increased R$84 million in the third quarter of 2015 from the previous quarter, mainly due to higher data processing and telecommunications expenses.

When compared to the first nine months of 2014, non-interest expenses increased R$2,397 million, up 8.5% from the same period of the previous year. Excluding operations abroad expenses, the increase would have been 6.0% in the period.

Efficiency Ratio and Risk-Adjusted Efficiency Ratio (*)

(*) Calculation criteria are detailed on page 34.

In the third quarter of 2015, efficiency ratio, according to the criteria that include all expenses except result from loan losses, reached 44.2%, an increase of 130 basis points when compared to the previous quarter, mainly due to the increase in non-interest expenses (9.3%). In the 12-month period, the efficiency ratio reached 44.2%, improving 40 basis points from the previous quarter and 350 basis points from the same period of the previous year.

In the third quarter of 2015, the risk-adjusted efficiency ratio, which also includes the result from loan losses, reached 63.1%, an increase of 130 basis points when compared to the previous quarter, due to the increase in provision for loan losses (4.1%) and the decrease in revenues from recovery of loans written off as losses (3.4%), in addition to the effects previously mentioned. In the 12-month period, the risk-adjusted efficiency ratio reached 62.3%.

Itaú Unibanco Holding S.A.	10

Management Discussion & Analysis	Executive Summary

Balance Sheet | Assets

In R$ millions, end of period	3Q15	2Q15	change	3Q14	change
Current and Long-term Assets	1,303,953	1,210,691	7.7%	1,139,030	14.5%
Cash and Cash Equivalents	18,138	18,005	0.7%	16,636	9.0%
Short-term Interbank Investments	229,677	192,433	19.4%	217,538	5.6%
Securities and Derivative Financial Instruments	345,844	334,727	3.3%	283,108	22.2%
Interbank and Interbranch Accounts	69,906	64,651	8.1%	68,044	2.7%
Loan, Lease and Other Loan Operations	477,198	457,463	4.3%	428,832	11.3%
(Allowance for Loan Losses)	(34,193)	(28,131)	21.5%	(25,258)	35.4%
Other Assets	197,382	171,543	15.1%	150,130	31.5%
Foreign Exchange Portfolio	64,209	65,875	-2.5%	41,047	56.4%
Other	133,173	105,669	26.0%	109,083	22.1%
Permanent Assets	18,740	19,819	-5.4%	18,527	1.1%
Investments	3,732	3,610	3.4%	3,434	8.7%
Real Estate in Use	7,244	7,379	-1.8%	7,412	-2.3%
Intangible Assets and Goodwill	7,763	8,831	-12.1%	7,681	1.1%
Total Assets	1,322,693	1,230,510	7.5%	1,157,557	14.3%

At the end of the third quarter of 2015, our assets totaled R$1.32 trillion, a growth of 7.5% (R$92.1 billion) when compared to the previous quarter. The main changes are presented below:

When compared to the previous year, the increase of 14.3% (R$165.1 billion) was mainly due to the increases in securities and derivative financial instruments and loan operations.

Balance Sheet | Liabilities and Equity

In R$ millions, end of period	3Q15	2Q15	change	3Q14	change
Current and Long-Term Liabilities	1,215,583	1,126,530	7.9%	1,063,139	14.3%
Deposits	300,729	280,443	7.2%	280,975	7.0%
Demand Deposits	57,388	50,540	13.5%	44,596	28.7%
Savings Deposits	111,451	113,974	-2.2%	113,676	-2.0%
Interbank Deposits	18,370	27,014	-32.0%	3,642	404.4%
Time Deposits	113,520	88,914	27.7%	119,062	-4.7%
Deposits Received under Securities Repurchase Agreements	317,914	305,300	4.1%	304,024	4.6%
Fund from Acceptances and Issue of Securities	59,478	52,175	14.0%	47,089	26.3%
Interbank and Interbranch Accounts	11,473	10,448	9.8%	9,606	19.4%
Borrowings and Onlendings	104,580	92,138	13.5%	81,659	28.1%
Derivative Financial Instruments	42,346	23,912	77.1%	16,203	161.3%
Technical Provisions for Insurance, Pension Plans and Premium Bonds	126,136	121,652	3.7%	112,973	11.7%
Other Liabilities	252,927	240,461	5.2%	210,609	20.1%
Subordinated Debt	65,910	59,228	11.3%	54,472	21.0%
Foreign Exchange Portfolio	63,140	66,429	-5.0%	41,855	50.9%
Other	123,877	114,804	7.9%	114,283	8.4%
Deferred Income	1,908	1,499	27.3%	1,318	44.8%
Minority Interest in Subsidiaries	1,849	1,770	4.4%	2,324	-20.4%
Stockholders' Equity	103,353	100,711	2.6%	90,776	13.9%
Total Liabilities and Equity	1,322,693	1,230,510	7.5%	1,157,557	14.3%

The main changes in liabilities at the end of the third quarter of 2015, when compared to the previous quarter, are presented in the chart below:

When compared to the previous quarter, the main changes are as follows:

Itaú Unibanco Holding S.A.	11

Management Discussion & Analysis	Executive Summary

Loan Portfolio with Endorsements, Sureties and Private Securities

At the end of the third quarter of 2015, our total loan portfolio (including sureties, endorsements and private securities) reached R$590,674 million, increasing 4.3% when compared to the previous quarter and increasing 10.1% from the same period of the previous year. Excluding the effect of the foreign exchange variation, our loan portfolio would have decreased 1.1% in the quarter and 0.4% in the 12-month period.

In the individuals segment, the highlight in the quarter was the growth of the mortgage loan portfolio (5.5%). In the 12-month period, the highlights were the payroll loan and mortgage loan, which increased 25.4% and 21.5%, respectively, whereas the vehicles portfolio decreased 9.1% in the quarter and 30.9% in the 12-month period.

The companies segment, excluding private securities, increased 3.7% in the quarter and 7.2% in the 12-month period. Corporate loans grew 4.6% from the previous quarter and 9.1% in the 12-month period, whereas the very small, small and middle market companies portfolio increased 1.5% from the second quarter of 2015 and 2.4% in the 12-month period. Excluding the effect of the foreign exchange variation, the corporate portfolio would have decreased 3.7% from the previous quarter and 7.4% in the 12-month period.

The balance of our operations in Latin America grew 22.2% in the quarter and 52.6% in the 12-month period. Excluding the effect of the foreign exchange variation, the growth of this portfolio would have been 3.6% compared to the previous quarter and 10.4% in the 12-month period.

The balance of endorsements and sureties reached R$75,143 million at the end of the third quarter of 2015, with an increase of 1.2% when compared to the previous quarter of 2015 and an increase of 0.8% in the past 12 months, mainly due to changes in the Latin America portfolio, which grew 29.2% from the previous quarter and 45.0% in the 12-month period.

In R$ millions, end of period	3Q15	2Q15	change	4Q14	change	3Q14	change
Individuals	186,128	187,318	-0.6%	186,212	0.0%	178,280	4.4%
Credit Card Loans	55,051	56,247	-2.1%	59,321	-7.2%	54,265	1.4%
Personal Loans	30,256	30,016	0.8%	28,541	6.0%	28,690	5.5%
Payroll Loans (1)	45,695	45,517	0.4%	40,525	12.8%	36,436	25.4%
Vehicle Loans	21,632	23,786	-9.1%	28,927	-25.2%	31,323	-30.9%
Mortgage Loans	33,493	31,753	5.5%	28,898	15.9%	27,566	21.5%
Companies	306,314	295,384	3.7%	295,366	3.7%	285,813	7.2%
Corporate Loans	221,574	211,905	4.6%	211,241	4.9%	203,042	9.1%
Very Small, Small and Middle Market Loans (2)	84,739	83,479	1.5%	84,125	0.7%	82,771	2.4%
Latin America (3)	59,900	49,004	22.2%	43,942	36.3%	39,252	52.6%
Total with Endorsements and Sureties	552,342	531,706	3.9%	525,519	5.1%	503,345	9.7%
Corporate - Private Securities (4)	38,332	34,850	10.0%	34,175	12.2%	32,942	16.4%
Total with Endorsements, Sureties and Private Securities	590,674	566,556	4.3%	559,694	5.5%	536,287	10.1%
Total with Endorsements, Sureties and Private Securities (5) (ex-foreign exchange rate variation)	590,674	597,204	-1.1%	608,249	-2.9%	593,261	-0.4%
Endorsements and Sureties	75,143	74,243	1.2%	73,759	1.9%	74,514	0.8%
Individuals	545	465	17.1%	552	-1.4%	531	2.5%
Corporate	67,331	67,125	0.3%	66,727	0.9%	67,677	-0.5%
Very Small, Small and Middle Market	4,092	4,195	-2.5%	4,213	-2.9%	4,117	-0.6%
Latin America (4)	3,175	2,457	29.2%	2,267	40.1%	2,189	45.0%

(1) Includes operations originated by the institution and acquired operations. (2) Includes Rural Loans to Individuals. (3) Includes Argentina, Chile, Colombia, Paraguay and Uruguay. (4) Includes Debentures, CRI, Commercial Paper and Financial Bills. (5) Calculated based on the conversion of the foreign currency portfolio (U.S. dollar and currencies of Latin America). Note: Mortgage and Rural Loan portfolios from the companies segment are allocated according to the client’s size. For further details, please refer to page 18.

Loan Portfolio – Currency Breakdown

On September 30, 2015, R$152.4 billion of our total credit assets was denominated in or indexed to foreign currencies and increased 20.3% in the quarter, mainly due to the depreciation of the Brazilian real against the U.S. dollar and the currencies of other Latin American countries.

NPL Ratio (90 days overdue)

At the end of the third quarter of 2015, the NPL ratio for operations overdue for over 90 days (NPL 90) remained stable at 3.3% when compared to the previous quarter. However, in the individuals segment, this ratio grew 50 basis points and in the companies segment, it decreased 20 basis points when compared to the previous quarter.

Itaú Unibanco Holding S.A.	12

Management Discussion & Analysis	Executive Summary

2015 Outlook (*)

The previously disclosed expectations for 2015 are presented below:

▲ 3% to 7%	Total Loan Portfolio [1]

▲ 14.5% to 17.5%	Managerial Financial Margin [2]

Between R$15 billion and R$18 billion	Provision for Loan Losses Net of Recovery of Loans Written Off as Losses

▲ 9.5% to 11.5%	Service Fees and Result from Insurance Operations [3]

▲ 7.0% to 10.0%	Non-Interest Expenses

(*)	Does not include the effect of CorpBanca´s transaction.
(1)	Includes endorsements, sureties and private securities;
(2)	Includes Financial Margin with Clients and Financial Margin with the Market;
(3)	Service Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses.

Although the growth plans and projections of results presented above are based on management assumptions and information available in the market to date, these expectations involve inaccuracies and risks that are difficult to anticipate and there may be, therefore, results or consequences that differ from those anticipated. This information is not a guarantee of future performance. The use of these expectations should take into consideration the risks and uncertainties that involve any activities and that are beyond our control. These risks and uncertainties include, but are not limited to, our ability to perceive the dimension of the synergies projected and their timing, political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others.

Itaú Unibanco Holding S.A.	13

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Itaú Unibanco Holding S.A.	14

Itaú

3rd quarter of 2015

Management Discussion & Analysis

Income Statement Analysis

Itaú Unibanco Holding S.A.

Management Discussion & Analysis	Income Statement Analysis

Managerial Financial Margin

The managerial financial margin for the third quarter of 2015 totaled R$17,595 million, an increase of R$1,360 million or 8.4% when compared to the previous quarter.

In the first nine months, managerial financial margin totaled R$49,793 million, an increase of R$ 9,343 million, or 23.1%, when compared to the same period of 2014. The main drivers of these changes are presented below:

In R$ millions	3Q15	2Q15	change		9M15	9M14	change
Financial Margin with Clients	15,319	14,673	646	4.4%	44,085	37,873	6,212	16.4%
Spread-Sensitive Operations	13,367	13,066	301	2.3%	39,091	33,986	5,105	15.0%
Working Capital and Other	1,952	1,607	345	21.5%	4,993	3,886	1,107	28.5%
Financial Margin with the Market	2,276	1,561	714	45.7%	5,708	2,577	3,131	121.5%
Total	17,595	16,235	1,360	8.4%	49,793	40,450	9,343	23.1%

Managerial Financial Margin with Clients

The managerial financial margin with clients consists of revenues generated by the use of financial products by clients, including both account and non-account holders.

As of the third quarter of 2015, we changed the presentation of our financial margin with clients in order to better adapt it to our management model, simplify the items that compose it and consequently facilitate the tracking of its evolution. For clarity purposes, we will divide these operations into two different groups: i) financial margin of spread-sensitive operations and ii) working capital and other. We restated the historical information for better comparison between periods.

In the third quarter of 2015, financial margin with clients totaled R$15,319 million, an increase of 4.4% when compared to the previous quarter, due to the higher margin of spread-sensitive operations and of working capital and other.

Spread-Sensitive Operations

The financial margin of spread-sensitive operations, which includes the results from credit assets, non-credit assets and liabilities, totaled R$13,367 million in the third quarter of 2015, an increase of 2.3%, or R$301 million when compared to the previous period.

In the first nine months of 2015, the financial margin of spread-sensitive operations reached R$39,091 million and increased 15.0%, or R$5,105 million when compared to the same period of the previous year.

Annualized Rate of Spread-Sensitive Operations

In R$ millions	3Q15	2Q15	change
Average Balance	511,977	503,697	8,281	1.6%
Financial Margin	13,367	13,066	301	2.3%
Average Rate ( p.a. )	10.8%	10.8%		0	bps

Working Capital and Other

The financial margin of working capital and other totaled R$1,952 million in the third quarter of 2015, up 21.5% from the second quarter of 2015, mainly due to the CDI rate increase and to the 4.7% increase in the average balance of working capital and other in the quarter.

Annualized Rate of Working Capital and Other

In R$ millions	3Q15	2Q15	change
Average Balance	69,383	66,295	3,088	4.7%
Financial Margin	1,952	1,607	345	21.5%
Average Rate ( p.a. )	11.6%	10.1%		150	bps
Average SELIC - Annualized Rate	13.4%	12.5%		90	bps

Managerial Financial Margin with the Market

The financial margin with the market consists of treasury transactions that include Asset and Liability Management (ALM) and proprietary trading operations.

The financial margin with the market in the third quarter of 2015 totaled R$2,276 million, mainly driven by the management of structural positions in Brazil and abroad.

Financial Margin with the Market

Itaú Unibanco Holding S.A.	16

Management Discussion & Analysis	Income Statement Analysis

Managerial Financial Margin with Clients

As a result of the previously mentioned changes, the annualized average rate of managerial financial margin with clients, which excludes the financial margin with the market, reached 10.9% in the third quarter of 2015, an increase of 20 basis points when compared to the previous quarter. Excluding the effect of the foreign exchange variation, this indicator would have reached 11.0%.

The annualized average rate of risk-adjusted financial margin with clients reached 7.4%, stable compared to the previous quarter.

The annualized average rate of spread-sensitive operations reached 10.8%, stable when compared to the previous quarter. Excluding the effect of the foreign exchange variation, this indicator would have reached 10.9%.

The annualized average rate of risk-adjusted financial margin of spread-sensitive operations reached 6.9% in the third quarter of 2015, down 20 basis points from the second quarter of 2015. Excluding the effect of the foreign exchange variation, this indicator would have reached 7.0%.

	3Q15			2Q15			9M15
	Average	Financial	Average	Average	Financial	Average	Average	Financial	Average
In R$ millions, end of period	Balance	Margin	Rate (p.a.)	Balance	Margin	Rate (p.a.)	Balance	Margin	Rate (p.a.)
Spread-Sensitive Operations	511,977	13,367	10.8%	503,697	13,066	10.8%	506,377	39,091	10.7%
Working Capital and Other	69,383	1,952	11.6%	66,295	1,607	10.1%	66,384	4,993	10.4%
Financial Margin with Clients	581,360	15,319	10.9%	569,992	14,673	10.7%	572,761	44,085	10.7%
Provision for Loan Losses		(5,747)			(5,520)			(16,782)
Recovery of Loans Written Off as Losses		1,094			1,133			3,288
Financial Margin of Spread-Sensitive Operations after Provisions for Credit Risk	511,977	8,714	6.9%	503,697	8,679	7.1%	506,377	25,597	6.9%
Financial Margin with Clients after Provisions for Credit Risk	581,360	10,666	7.4%	569,992	10,287	7.4%	572,761	30,590	7.3%

Financial Margin with Clients and Spread-Sensitive Operations before and after Provisions for Credit Risk

Composition of the Change in the Financial Margin with Clients

In order to better demonstrate the effect of the changes in our financial margin, we segregated effects from changes in the balance of spread-sensitive operations, mix of products, clients and spreads and working capital and other effects.

In the third quarter of 2015, the 4.4% increase in our financial margin with clients was mainly driven by the positive effect of the mix of products, clients and spreads, by the higher number of calendar days in the quarter, and by the increase in margin with working capital and other, which more than offset the negative effect of the lower volume of spread-sensitive operations when we exclude the effect in the balance of the foreign exchange variation in the quarter.

Financial Margin with Clients Change

(*) The effect of foreign exchange variation is excluded from balance.

Itaú Unibanco Holding S.A.	17

Management Discussion & Analysis	Income Statement Analysis

Credit Portfolio

Credit Portfolio by Product

In the table below, the loan portfolio is split into two groups: individuals and companies. For a better understanding of the performance of these portfolios, the main product groups of each segment are presented below.

In R$ millions, end of period	3Q15	2Q15	change	4Q14	change	3Q14	change
Individuals	207,257	205,411	0.9%	201,760	2.7%	192,023	7.9%
Credit Card	55,051	56,247	-2.1%	59,321	-7.2%	54,265	1.4%
Personal Loans	29,712	29,551	0.5%	27,988	6.2%	28,159	5.5%
Payroll Loans (1)	45,695	45,517	0.4%	40,525	12.8%	36,436	25.4%
Vehicles	21,632	23,786	-9.1%	28,927	-25.2%	31,323	-30.9%
Mortgage Loans	33,493	31,753	5.5%	28,898	15.9%	27,566	21.5%
Rural Loans	257	256	0.5%	277	-7.3%	251	2.5%
Latin America (2)	21,416	18,302	17.0%	15,823	35.3%	14,023	52.7%
Companies	269,942	252,053	7.1%	250,000	8.0%	236,809	14.0%
Working Capital (3)	117,154	117,190	0.0%	116,785	0.3%	110,600	5.9%
BNDES/Onlending	50,890	50,986	-0.2%	52,018	-2.2%	51,035	-0.3%
Export / Import Financing	41,220	32,313	27.6%	31,460	31.0%	28,726	43.5%
Vehicles	4,715	5,194	-9.2%	5,573	-15.4%	5,571	-15.4%
Mortgage Loans	11,021	10,630	3.7%	10,336	6.6%	10,120	8.9%
Rural Loans	9,634	7,496	28.5%	7,977	20.8%	7,718	24.8%
Latin America (2)	35,309	28,244	25.0%	25,851	36.6%	23,040	53.2%
Total without Endorsements and Sureties	477,198	457,463	4.3%	451,760	5.6%	428,832	11.3%
Endorsements and Sureties	75,143	74,243	1.2%	73,759	1.9%	74,514	0.8%
Total with Endorsements and Sureties	552,342	531,706	3.9%	525,519	5.1%	503,345	9.7%
Corporate Private Securities (4)	38,332	34,850	10.0%	34,175	12.2%	32,942	16.4%
Total Risk	590,674	566,556	4.3%	559,694	5.5%	536,287	10.1%

(1) Includes operations originated by the institution and acquired operations. (2) Includes Argentina, Chile, Colombia, Paraguay and Uruguay; (3) Also includes Overdraft, Receivables, Hot Money, Leasing, and other; (4) Includes Debentures, CRI, Commercial Paper, and Financial Bills.

At the end of the third quarter of 2015, our total loan portfolio (including sureties, endorsements and private securities) amounted to R$590,674 million, an increase of 4.3% when compared to the previous quarter and an increase of 10.1% when compared to the third quarter of 2014.

Individuals portfolio reached R$207,257 million at the end of the third quarter of 2015, an increase of 0.9% when compared to the previous quarter. In this segment, the highlight was the growth of mortgage loans, which increased 5.5%, reaching R$33,493 million and of the individuals portfolios - Latin America, 17.0% up, reaching R$21,416 million compared to the previous quarter. Our vehicle portfolio decreased 9.1% reaching R$21,632 million.

The companies loan portfolio grew 7.1% in the third quarter of 2015, totaling R$269,942 million. The changes in this portfolio were mainly driven by the increases in export/import financing of 27.6%, which reached R$41,220 million, in rural credit of 28.5% to R$9,634 million and in the companies portfolio – Latin America of 25.0%, which reached R$35,309 million.

Excluding the effect of the foreign exchange variation and corporate private securities, the total loan portfolio, without endorsements and sureties, would have decreased 1.8% when compared to the previous quarter and 1.0% in the 12-month period.

Credit Portfolio by Business Sector (including endorsements and sureties)

The changes in the companies loans portfolio, including the Latin America portfolio, are listed below:

In R$ millions, end of period	3Q15	2Q15	change
Public Sector	4,719	6,712	(1,993)	-29.7%
Private Sector- Companies	335,598	315,040	20,559	6.5%
Vehicles and auto parts	22,597	22,081	516	2.3%
Real Estate	21,310	20,102	1,207	6.0%
Food and beverage	20,131	19,466	665	3.4%
Transportation	17,766	17,757	9	0.0%
Agribusiness and fertilizers	17,219	15,340	1,879	12.2%
Steel and metallurgy	13,816	13,195	620	4.7%
Energy and water treatment	12,865	13,526	(662)	-4.9%
Sugar and Alcohol	11,290	10,858	432	4.0%
Banks and other financial institutions	10,753	9,780	973	9.9%
Petrochemical and chemical	10,164	8,964	1,199	13.4%
Capital Assets	9,643	9,785	(143)	-1.5%
Telecommunications	9,421	9,190	231	2.5%
Mining	7,948	7,363	585	7.9%
Construction Material	7,777	7,414	363	4.9%
Oil and gas	7,176	6,161	1,015	16.5%
Infrastructure work	7,100	6,608	492	7.4%
Pharmaceutical and cosmetics	6,973	6,990	(17)	-0.2%
Electronic and IT	6,646	6,606	39	0.6%
Clothing and footwear	5,505	5,413	92	1.7%
Commerce - Other	17,695	16,738	957	5.7%
Industry - Other	9,902	8,182	1,719	21.0%
Services - Other	32,016	27,776	4,241	15.3%
Other	49,890	45,743	4,146	9.1%
Total	340,317	321,751	18,566	5.8%

Itaú Unibanco Holding S.A.	18

Management Discussion & Analysis	Income Statement Analysis

Credit Concentration

Our loan, lease and other credit operations, including endorsements and sureties, are spread over our loan portfolio in a way that only 22.5% of the credit risk was concentrated on the 100 largest debtors at the end of the third quarter of 2015. The credit concentration of the 100 largest debtors (group consolidated) is as follows:

In R$ millions, end of period	Risk	% of total credits	% of total Assets
Largest Debtor	5,099	0.9	0.4
10 Largest Debtors	35,257	6.4	2.7
20 Largest Debtors	54,978	10.0	4.2
50 Largest Debtors	92,310	16.7	7.0
100 Largest Debtors	124,462	22.5	9.4

Renegotiated Loan Operations

According to the rules of CMN Resolution No. 2,682/99, balances of all contracts that have had changes to their original contractual terms should be reported as renegotiated loans. To allow a better understanding, we segregate renegotiated loans into those that had changes in the original contractual terms only, but were not overdue or were overdue for less than 30 days, and those that had credits effectively renegotiated, as shown below:

In R$ millions, end of period	Portfolio	LLP	%
Amended Credit Agreements	21,902	(7,068)	32.3%
Amended Operations non-overdue	(8,362)	1,359	16.3%
Renegotiated Loans Operations	13,541	(5,708)	42.2%

Further information in Note 8-d of our financial statements.

On September 30, 2015, the renegotiated loan portfolio reached R$13,541 million, with an increase of R$995 million when compared to the previous quarter, which represents 2.8% of our loan portfolio. At the end of the third quarter of 2015, the ratio of the allowance for loan losses to the renegotiated portfolio reached 42.2%. The following chart presents this change:

The renegotiated loan portfolio includes all operations under renegotiation, either overdue or coming from the recovery of loans written off as losses. In the case of write-offs, we recognize a provision for the total amount renegotiated (not generating an immediate result) that is reversed only when there is a strong indication of the recovery of this credit (after payments are received on a regular basis for a few months).

The balance of 90-day non-performing loans (NPL 90) in the renegotiated portfolio reached R$2,452 million, resulting in a 90-day NPL ratio of 18.1%. The allowance for loan losses coverage ratio was 233% on September 30, 2015. The portfolio of over 90-day non-performing loans presented in the report also includes the NPL on renegotiated credits.

Loan Portfolio by Origination Period

The chart below shows the evolution of our loan portfolio, excluding endorsements and sureties, by origination period (vintages).

We maintained our policy of greater selectivity in credit origination, and the volume granted in the quarter increased 50 bps.

Given the profile of the terms of our different credit products, the composition of new contract vintages also showed a similar profile over the past periods. At the end of September 2015, 49.4% of the loan portfolio was composed of vintages of 2015.

Itaú Unibanco Holding S.A.	19

Management Discussion & Analysis	Income Statement Analysis

Loan Portfolio Mix Evolution in Brazil (excluding endorsements and sureties)

Our loan portfolio mix presented below highlights its major components and their share in past quarters.

Loan Portfolio Mix - Companies

The proportion of credits to very small, small and middle market companies have decreased when compared to credits to large companies in our loan portfolio mix, which can be seen in the chart below.

Loan Portfolio Mix – Individuals

The evolution of our loan portfolio mix for individuals in past periods shows the growth of the payroll loan and mortgage loan portfolios, which currently represent the second and third largest balances in our individuals portfolio. The decrease in the share of vehicle financing is a result of the nominal balance reduction of this portfolio.

We present below additional information about Payroll Loans, Mortgage Loans and Vehicle Financing.

Payroll Loans

We operate in the payroll loans market through two different distribution channels: directly through our own distribution network (branches, CSBs and electronic channels) and through Banco Itaú BMG Consignado S.A., a financial institution controlled by us aimed at offering, distributing and marketing payroll loans. This operation started in December 2012 and enables us to expand our business in this segment, based on our values and transparency principles, following our good management practices and policies.

Evolution of the Payroll Loan Portfolio and NPL

At the end of September 2015, total payroll loans reached R$45,695 million, a 25.4% increase (R$9,259 million) in twelve months. The highlights were the portfolio of loans to retirees and pensioners of the INSS and to public servants, which, together, grew 34.2% when compared to the end of September 2014.

Payroll loans originated by the branch network totaled R$16,161 million on September 30, 2015, a 22.8% increase in twelve months, whereas payroll loans originated by other channels reached R$29,533 million, up 26.9% when compared to September 30, 2014.

Evolution of Payroll Loan Portfolio

Our strategy of higher growth in the INSS Beneficiaries segment, combined with the credit policies adopted, allowed the portfolio growth to be followed by a reduction in delinquency levels over the last two years. A slower pace of the portfolio growth drove the recent increase in 90-day NPL.

90-day NPL ratio (Mar -12 = 100) | Total Payroll Loan Portfolio

Note: Comparable to the National Financial System information disclosed by the Brazilian Central Bank.

Evolution of the Share of Payroll Loans in Personal Loans

The increase in the payroll loans balance allowed for a higher share of the personal loans, which reached 60.2% in this period from 55.9% in September 2014.

Mortgage Loans

Our mortgage loan portfolio reached R$44,514 million at the end of September 2015. Our portfolio grew 5.0% in the quarter and 18.1% in the last 12 months. The individuals portfolio, totaling R$33,493 million at the end of the third quarter of 2015, increased 5.5% from the previous quarter and 21.5% in twelve months. At the end of September 2015, the companies portfolio totaled R$11,021 million, up 3.7% when compared to the previous quarter and a growth of 8.9% in the past twelve months.

Evolution of the Mortgage Portfolio

Itaú Unibanco Holding S.A.	20

Management Discussion & Analysis	Income Statement Analysis

In the third quarter of 2015, the volume of new mortgage loan financing for individuals was R$2,868 million, whereas financing to companies amounted to R$974 million, totaling R$3,841 million.

Origination Volume

In R$ millions	3Q15	2Q15	change	3Q14	change
Individuals	2,868	2,725	5.2%	2,516	14.0%
Companies	974	1,149	-15.2%	1,058	-7.9%
Total	3,841	3,873	-0.8%	3,574	7.5%

Source.: ABECIP data.

Our individual mortgage loan portfolio collaterals are under the legal framework of fiduciary lien (alienação fiduciária) and account for 99.2% of the portfolio. Since 2007, we have been using this framework for 100% of our contracts.

Our new financing contracts use the Equal Amortization System, through which decreasing installments lead to faster balance amortization, reducing the loan-to-value ratio (ratio of the amount of the financing to the value of the real estate property) at a faster pace than other amortization systems.

The portfolio loan-to-value (LTV) reached 43.4% at the end of September 2015, an increase of 130 basis points when compared to September 2014.

The average quarterly LTV of the originated vintages reached 57.2%, down 140 basis points from the LTV of vintages originated in the second quarter of 2015 and down 280 basis points from the third quarter of 2014.

Loan–to-value | Vintage and Portfolio

In the current period, the 90-day NPL of the vintages originated in March 2015 reached 0.10%, which demonstrates the high quality of the portfolio.

NPL over 90 (%) | Six months after origination

Note: Loan portfolio to individuals.

Vehicle Financing

Our portfolio of vehicle financing to individuals totaled R$21,632 million, and to companies reached R$4,715 million, totaling R$26,347 million on September 30, 2015.

This quarter, the average amount of vehicle financing to individuals originated at the branch network, dealerships and car retailers was R$24.8 thousand, with an average 39-month term and average down payment of 43%. The average financing term remained steady over the last quarters.

Average Term and Down Payment - Individuals

New loans granted to individuals through our branches, dealerships and car retailers totaled R$2,115 million, whereas new loans granted to companies totaled R$553 million in the third quarter of 2015.

The loan-to-value of the vehicle financing portfolio reached 71.5% at the end of September 2015, continuing the declining trend of the past few quarters.

Loan–to-value | Portfolio (*)

(*) Loans originated by dealerships and car retailers to individuals and companies.

The 90-day NPL of vintages originated in May 2015 reached 0.26% in September 2015.

NPL over 90 (%) | Four months after origination

In this quarter, we received a monthly average of 15 million visits through iCarros, a classified ads website that facilitates the purchase and sale of new and used vehicles.

Itaú Unibanco Holding S.A.	21

Management Discussion & Analysis	Income Statement Analysis

Result from Loan Losses

In R$ millions	3Q15	2Q15	change		9M15	9M14	change
Provision for Loan Losses	(5,747)	(5,520)	(227)	4.1%	(16,782)	(13,457)	(3,325)	24.7%
Recovery of Loans Written Off as Losses	1,094	1,133	(39)	-3.4%	3,288	3,719	(431)	-11.6%
Result from Loan Losses	(4,653)	(4,387)	(266)	6.1%	(13,495)	(9,739)	(3,756)	38.6%

Result from loan losses (expenses for provision, net of recovery of loans written off as losses) totaled R$4,653 million in the third quarter of 2015, a 6.1% increase from the previous quarter. Provision for loan losses was up 4.1% when compared to the previous quarter, whereas revenues from recovery of loans written off as losses decreased 3.4% from the previous quarter.

In the first nine months of 2015, the result from loan losses totaled R$13,495 million, with an increase of 38.6% from the same period of 2014. This increase was mainly driven by higher provision for loan losses, which totaled R$16,782 million in the period, substantially impacted by increased provisions for economic groups of the corporate segment in 2015. Additionally, income from recovery of loans written off as losses amounted R$3,288 million in the first nine months of 2015, an 11.6% decrease when compared to the same period of the previous year.

Provision for Loan Losses by Segment

Note: Retail Banking includes loan loss provisions expenses of Corporation segment.

In the third quarter of 2015, provision for loan losses totaled R$4,302 million in the Retail segment and R$1,445 million in the Wholesale segment.

This quarter, we recognized a provision in the Wholesale segment lower by R$328 million from the previous quarter, mainly due to higher provisions recognized in the first two quarters of 2015, which were the result of the previously mentioned reinforcement of provisions for economic groups of the corporate segment. In the Retail segment, provisions were higher by R$555 million when compared to the second quarter of 2015.

Provision for Loan Losses and Loan Portfolio

The ratio of provision for loan losses to the loan portfolio reached 4.9% in the third quarter of 2015, an increase of 10 basis points from the previous quarter.

The ratio of the result from loan losses to the loan portfolio reached 4.0% this quarter, 20 basis points higher when compared to the previous quarter.

Result from Loan Losses and Loan Portfolio

(*) Average balance of the Loan Portfolio of the two previous quarters.

Allowance for Loan Losses and Loan Portfolio

In September 2015, the loan portfolio without endorsements and sureties increased 4.3% from June 2015, totaling R$477,198 million, whereas allowance for loan losses increased 21.5% in the quarter, totaling R$34,193 million in the end of the period. The allowance for loan losses grew mainly due to the recognition of complementary allowance, in the amount of R$4,655 million.

The ratio of the allowance for loan losses without complementary allowance to the loan portfolio balance reached 4.9% on September 30, 2015, a 10 basis point increase in the quarter.

The balance of the complementary allowance includes the provisions recognized for endorsements and sureties, which totaled R$361 million.

Itaú Unibanco Holding S.A.	22

Management Discussion & Analysis	Income Statement Analysis

Delinquency Ratios

Nonperforming Loans

(*) Overdue loans are loan operations having at least one installment more than 14 days overdue, irrespective of collateral provided.

The overdue loan portfolio increased 5.7% from the previous quarter and 20.5% from the same period of the previous year.

The coverage ratio, which is the ratio of allowance for loan losses to the total overdue loan portfolio, reached 118% at the end of September 2015, up 1,300 basis points when compared to the same period of the previous year, mainly due to the increase in the allowance for loan losses.

The portfolio of credits overdue for over 90 days increased 6.2% from the previous quarter and 14.6% from the same period of the previous year, whereas the portfolio of credits overdue for over 60 days increased 3.0% and 14.4% in the same comparative periods, respectively.

NPL Ratio (%) | over 90 days

The NPL ratio of credits overdue for more than 90 days remained stable at 3.3% in the end of the third quarter of 2015 when compared to the previous quarter, and increased 10 basis points from the same period of 2014.

For individuals, this ratio increased 50 basis points when compared to the previous quarter and 10 basis points when compared to the same period of 2014.

For companies this ratio decreased 20 basis points from the previous period. For large companies, this ratio decreased in the quarter and for very small, small and medium companies there was a slight increase.

Excluding the foreign exchange rate variation effect in the quarter, the NPL 90 of the total portfolio would have increased 10 basis points and for companies this ratio would have decreased 10 basis points.

NPL Ratio (%) | 15 to 90 days

Short-term delinquency, measured based on the balance of operations overdue from 15 to 90 days (NPL 15-90) remained stable when compared to the previous quarter. The increase of 10 basis points in the ratio for companies in the quarter was offset by the decrease of 10 basis points in the NPL ratio for individuals. Excluding the foreign exchange rate variation effect in the quarter, the NPL 15-90 of the total portfolio would have increased 10 basis points and for companies would have increased 20 basis points.

In the 12-month period, the NPL 15-90 increased 40 basis points, mainly driven by the increase of 70 basis points in the companies’ ratio, partially offset by the decrease of 10 basis points in the NPL ratio for individuals.

NPL Ratio by Activity Sector

In R$ millions	Credit	NPL Ratio	NPL Ratio
September 30, 2015	Portfolio	15 to 90 days	90 days
Public Sector	3,196	0.0%	0.0%
Private Sector	474,003	3.0%	3.4%
Companies	262,552	2.1%	2.0%
Industry and Commerce	127,456	1.9%	2.2%
Services	105,969	2.5%	1.7%
Primary Sector	26,346	1.3%	2.2%
Other	2,781	0.6%	0.6%
Individuals	211,451	4.1%	5.1%
Total	477,198	3.0%	3.3%

Regarding the NPL by activity sector, the 90-day NPL for industry and commerce was 2.2%, for services was 1.7% and for primary sector was 2.2%. For further information on NPL Ratios by Activity Sector, please refer to the Risk Management Report required by Circular No. 3,678 of the Brazilian Central Bank of October 31, 2013, which is available in our Investor Relations website.

Coverage Ratio | 90 days

Note: Coverage ratio is derived from the division of the allowance for loans losses balance by the balance of operations more than 90 days overdue.

The 90-day coverage ratio reached 214% in September 30, 2015, up 2,700 basis points when compared to the previous quarter and up 3,300 basis points from September 2014, mainly due to the increase in complementary allowance of R$4,655 million recognized this quarter.

Itaú Unibanco Holding S.A.	23

Management Discussion & Analysis	Income Statement Analysis

Loan Portfolio Risk Level

Our credit risk management is aimed at maintaining the quality of the loan portfolio at levels appropriate for each market segment in which we operate.

We improved the guarantee control system (vehicles, mortgage loans, financial investments, among others) to capture the updated market values for these individual operations. Therefore, operations with guarantees where the updated amount exceeds the debt balance are classified at better risk levels. On the other hand, operations with guarantees where the updated amount is insufficient to mitigate the entire risk are classified at worse risk levels.

On September 30, 2015, the portfolios rated “AA” and “A” accounted for 79.3% of the total loan portfolio.

Total loans rated from "D" and "H" accounted for 8.4% of total loans, 30 basis points higher when compared to the previous quarter.

Loan Portfolio Evolution by Risk Level

Note: Does not consider endorsements and sureties.

Loan Portfolio Write-Off

(*) Loan portfolio average balance for the previous two quarters.

Loan portfolio write-off totaled R$4,294 million in the third quarter of 2015, R$395 million lower compared to the previous quarter.

The ratio of written-off operations to the average balance of the loan portfolio reached 0.9%, 10 basis points lower when compared to the previous quarter and to the same period of the previous year.

Recovery of Loans Written off as Losses

In the third quarter of 2015, recovery of loans written off as losses decreased R$39 million, or 3.4%, from the previous quarter.

Itaú Unibanco Holding S.A.	24

Management Discussion & Analysis	Income Statement Analysis

Banking Service Fees, Income from Banking Charges and Result from Insurance, Pension Plan and Premium Bonds

In R$ millions	3Q15	2Q15	change		3Q14	change		9M15	9M14	change
Asset Management	760	689	70	10.2%	688	72	10.4%	2,111	1,993	118	5.9%
Current Account Services	1,462	1,368	94	6.8%	1,217	245	20.2%	4,235	3,582	653	18.2%
Credit Operations and Guarantees Provided	824	799	25	3.2%	781	43	5.5%	2,424	2,234	189	8.5%
Collection Services	383	385	(3)	-0.7%	387	(4)	-1.1%	1,134	1,160	(26)	-2.3%
Credit Cards	2,929	2,929	(0)	0.0%	2,767	162	5.9%	8,742	8,050	692	8.6%
Other	725	735	(10)	-1.4%	719	6	0.8%	2,209	1,933	276	14.3%
Banking Service Fees and Income from Banking Charges	7,082	6,906	176	2.5%	6,558	525	8.0%	20,855	18,952	1,903	10.0%
Result from Insurance, Pension Plan and Premium Bonds	1,563	1,544	19	1.2%	1,536	27	1.8%	4,590	4,339	251	5.8%
Total	8,645	8,451	195	2.3%	8,093	552	6.8%	25,445	23,291	2,154	9.2%
(-) Result from Other Insurance Activities(*)	95	99	(4)	-3.9%	133	(38)	-28.6%	278	456	(178)	-39.1%
Total excluding Other Insurance Activities(*)	8,551	8,352	199	2.4%	7,961	590	7.4%	25,167	22,835	2,332	10.2%

In the third quarter of 2015, banking service fees, including income from banking charges, amounted R$7,082 million, a 2.5% increase when compared to the previous quarter and an 8.0% increase from the third quarter of 2014.

In the first nine months of 2015, these revenues reached R$20,855 million, a 10.0% increase from the same period of the previous year, mainly driven by higher revenues from credit card and current account services.

These revenues, together with the result from insurance, pension plan and premium bonds, totaled R$8,645 million in the third quarter of 2015, an increase of 2.3% from the previous quarter and 6.8% when compared to the same period of the previous year.

Excluding the result from other insurance activities(*), our revenues reached R$8,551 million in this quarter, 2.4% higher when compared to the second quarter of 2015 and up 7.4% from the same period of the previous year.

(*) Other insurance activities include extended warranty, large risks, health insurance, other products and our stake in IRB.

Asset Management

Asset management revenues totaled R$760 million in the third quarter of 2015, a 10.2% increase from the previous quarter and 10.4% from the third quarter of 2014, mainly driven by the higher volume of consortium and fund management operations.

In the first nine months of 2015, these revenues reached R$2,111 million, a 5.9% increase from the same period of the previous year.

Asset Administration

Fund management fees amounted to R$577 million in the third quarter of 2015, a 10.9% increase from the second quarter of 2015, driven by the higher volume of investment funds and greater number of business days in the period.

Total assets under administration reached R$750 billion in September 2015, with increases of 5.7% from the previous quarter and of 16.0% from the same period of the previous year.

According to the ANBIMA ranking, in September 2015 we were second in the fund management and managed portfolio* ranking, with a 21.0% market share.

* Includes Itaú Unibanco and Intrag.

Consortia Administration Fees

Consortia management fees totaled R$183 million in the third quarter of 2015, increasing 8.1% from the second quarter of 2015 mainly driven by the consortia market growth and by campaigns carried out internally. These fees increased 15.3% when compared to the same period of the previous year.

In September 2015, we reached approximately 415 thousand active contracts, with increases of 0.9% from the previous quarter and of 3.1% when compared to September 2014.

In September 2015, the installments receivable reached R$12.2 billion, an increase of 5.1% from June 2015 and of 9.2% from September 2014.

Itaú Unibanco Holding S.A.	25

Management Discussion & Analysis	Income Statement Analysis

Current Account Services

Revenues from current account services totaled R$1,462 million in the third quarter of 2015, a 6.8% increase from the previous quarter and a 20.2% increase from the third quarter of 2014.

In the first nine months of 2015, these revenues recorded an 18.2% increase when compared to the same period of 2014. These increased revenues from current account services are mainly due to the offering of differentiated products and services aimed at adding more value to the experience of our clients. These products include differentiated current account service packages for individuals and the convenience and versatility of products offered to companies.

Loan Operations and Guarantees Provided

Revenues from loan operations and guarantees provided totaled R$824 million, a 3.2% increase from the previous quarter and a 5.5% increase when compared to the same quarter of the previous year.

In the first nine months of 2015, these revenues increased 8.5% when compared to the same period of the previous year.

In the third quarter of 2015, the ratio of annual revenues from loan operations to the loan portfolio without endorsement and sureties reached 0.4% p.a.

The ratio of annual revenues from guarantees provided to the endorsements and sureties portfolio reached 1.8% p.a.

(*) Loan portfolio average balance from two previous quarters.

Collection Services

Revenues from collection services reached R$383 million in the third quarter of 2015, decreasing 0.7% from the second quarter of 2015. When compared to the same period of the previous year, these revenues decreased 1.1%.

Credit Cards

Credit card revenues amounted to R$2,929 million in the third quarter of 2015, stable when compared to the previous quarter.

These revenues increased 5.9% when compared to the same period of the previous year, mainly impacted by the higher revenues from interchange, MDR (Merchant Discount Rate) and annual fees, and by the increase in the number of POS equipment rented in the period.

In the first nine months of 2015, credit card revenues reached R$8,742 million, an 8.6% increase from the same period of the previous year driven by the same reasons mentioned above.

The proportion of credit card revenues related to card issuance corresponds to 52.8% of total revenues.

Transaction Volume and Card Accounts | Credit and Debit Cards

Through proprietary and partnership operations, we offer a wide range of credit and debit cards to more than 61.2 million current account holders and non-account holders (in number of accounts). In the third quarter of 2015, the volume of transactions amounted to R$82.0 billion, a 5.8% increase from the same period of 2014.

We are the leading player in the Brazilian credit card market, through Itaucard, Hipercard, Hiper, Credicard, joint ventures and commercial agreements with leading companies in sectors such as telecom, vehicles, retail and aviation at the Brazilian market, totaling 35.1 million client accounts, including both account and non-account holders.

In the third quarter of 2015, the volume of credit card transactions amounted to R$61.9 billion, a 4.0% increase from the same period of the previous year.

In the debit card segment, which only includes current account holders, we have 26.1 million accounts. The volume of debit card transactions amounted to R$20.1 billion in the third quarter of 2015, an 11.6% increase from the same period of the previous year.

Itaú Unibanco Holding S.A.	26

Management Discussion & Analysis	Income Statement Analysis

Transaction Volume and Card Accounts | Credit and Debit Cards

Note: As of first quarter of 2014, we include Credicard card base.

Acquiring Services

Our merchant acquiring business comprises the process of capturing transactions through the affiliation, management and relationship with commercial establishments through the company REDE.

In the third quarter of 2015, the transaction volume totaled R$93.9 billion, a 0.4% increase from the second quarter of 2015 and a 6.2% increase from the same period of the previous year.

Transaction Volume | Credit and Debit Cards

In the third quarter of 2015, the volume of credit card transactions was R$61.9 billion, representing 65.9% of the total volume of transactions generated by the acquiring services, a 0.1% increase from the second quarter of 2015 and a 6.9% increase when compared to the same period of the previous year.

In addition to the transaction volume mentioned above, we captured and processed more than R$1.3 billion in transactions within our retail partners and Joint Ventures in the third quarter of 2015.

In the third quarter of 2015, the volume of debit card transactions was R$32.1 billion, representing 34.1% of the total transaction volume, a 1.1% increase from the previous quarter and a 4.7% increase from the same period of 2014.

Equipment Base(*)

At the end of the third quarter of 2015, our base of active installed equipment reached 1,899 thousand units, a growth of 2.2% from the previous quarter and of 11.2% when compared to the third quarter of 2014.

(*)100% of REDE’s equipment base is able to capture Hiper brand transactions.

Other

In R$ millions	3Q15	2Q15	change
Foreign Exchange Services	22	21	1
Brokerage and Securities Placement	100	96	4
Custody Services and Portfolio Management	77	74	3
Economic and Financial Advisory Services	129	183	(55)
Other Services	397	361	36
Total	725	735	(10)

Revenues from economic and financial advisory services decreased due to the lower volume of Investment Banking services in the quarter, mainly offset by the growth of revenues from other services in foreign units.

Banking Service Fees and Income from Banking Charges and Result from Insurance, Pension Plan and Premium Bonds

In the third quarter of 2015, the ratio of total banking service fees and income from banking charges added to the result from insurance, pension plan and premium bonds, divided by these total revenues added to the managerial financial margin, reached 32.9%.

The operational coverage ratio, which represents the extent to which non-interest expenses were covered by the banking service fees and income from banking charges, added to the result from insurance, pension plans and premium bonds, reached 79.3% in this quarter, a decrease of 540 basis points when compared to the previous quarter, mainly due to higher personnel expenses.

(*) Insurance Operations include insurance, pension plan and premium bonds.

Itaú Unibanco Holding S.A.	27

Management Discussion & Analysis	Itaú Insurance, Pension Plan and Premium Bonds

Itaú Insurance, Pension Plan and Premium Bonds

The Pro Forma financial statements below were prepared based on Itaú Unibanco’s managerial information and are intended to explain the performance of the insurance-related business.

The disclosure for the results from Itaú Insurance, Pension Plan and Premium Bonds is broken down into Core Activities and Other Activities.

As of the third quarter of 2015, the capital allocation criteria for insurance, pension plan and premium bonds operations, in the managerial model, is based on the BACEN regulatory model, which replaced the SUSEP regulatory model. In order to keep comparability, the information was reprocessed as of the second quarter of 2014.

Sales Cost Model

The practice in Itaú Unibanco is to allocate the selling costs to all of our products and services based on the corresponding utilization of each channel (full allocation method). For that reason, the selling costs related to insurance, pension plan and premium bonds products in our branch network and other electronic or physical distribution channels are recorded in our income statement of the insurance segment. This practice has both accounting and managerial effects.

Pro Forma Recurring Income Statement of Insurance Operations

	3Q15			2Q15			change				3Q14			change
		Core	Other		Core	Other			Core			Core	Other			Core
In R$ millions	Total	Activities	Activities	Total	Activities	Activities	Total		Activities		Total	Activities	Activities	Total		Activities
Earned Premiums	1,445	1,069	377	1,427	1,043	385	1.2%		2.5%		1,586	1,015	571	-8.9%		5.3%
Revenues from Pension Plan and Premium Bonds	242	242	-	210	210	-	15.4%		15.4%		237	237	-	2.1%		2.1%
Retained Claims	(437)	(324)	(113)	(385)	(284)	(101)	13.5%		14.1%		(559)	(293)	(267)	-21.9%		10.7%
Selling Expenses	(268)	(40)	(228)	(268)	(39)	(229)	-0.1%		1.6%		(284)	(50)	(235)	-5.7%		-19.0%
Result from Insurance, Pension Plan and Premium Bonds	982	946	36	984	929	55	-0.2%		1.9%		979	909	70	0.3%		4.1%
Managerial Financial Margin	227	189	38	221	191	30	2.7%		-1.2%		436	181	255	-47.9%		4.4%
Service Fees	438	438	(0)	409	408	0	7.2%		7.3%		430	428	2	1.8%		2.3%
Earnings of Affiliates	97	70	28	102	83	19	-4.8%		-15.8%		88	75	14	10.3%		-6.7%
Non-interest Expenses	(497)	(454)	(42)	(460)	(425)	(35)	8.0%		6.9%		(452)	(383)	(69)	10.0%		18.8%
Tax Expenses for ISS, PIS and Cofins and other taxes	(84)	(71)	(13)	(83)	(68)	(16)	0.1%		4.8%		(95)	(68)	(27)	-12.5%		3.6%
Income before Tax and Minority Interests	1,164	1,118	46	1,172	1,118	54	-0.7%		-0.1%		1,387	1,142	245	-16.0%		-2.1%
Income Tax/Social Contribution and Minority Interests	(432)	(424)	(8)	(418)	(404)	(14)	3.3%		4.9%		(510)	(420)	(89)	-15.2%		0.8%
Recurring Net Income	732	694	38	754	714	39	-2.9%		-2.9%		877	721	155	-16.5%		-3.8%

Recurring Return on Allocated Capital	143.5%	149.8%	81.4%	138.6%	145.5%	74.5%	500	bps	430	bps	122.1%	134.6%	85.2%	2,150	bps	1,520	bps
Efficiency Ratio (ER)	29.9%	28.9%	47.8%	28.2%	27.5%	39.5%	170	bps	140	bps	24.6%	25.1%	22.0%	530	bps	380	bps
Combined Ratio	71.6%	59.8%	105.1%	67.5%	55.9%	99.0%	410	bps	390	bps	73.7%	56.4%	104.6%	-210	bps	340	bps

Note: Combined Ratio for insurance activities. Non-interest Expenses comprise Personnel Expenses, Other Administrative Expenses and Other Operating Expenses.

Our core activities consist of mass-market products related to Life, Property, Credit, Pension and Premium Bonds. Other insurance activities correspond to extended warranty, health insurance, our stake in IRB and other.

We continue to concentrate efforts on distribution through our own channels, due to greater agility and efficiency, which positively impact our profitability. Sales of insurance product and premium bonds through bankfone, bankline/internet, ATMs and teller terminals accounted for 45.6% of sales to account holders in the quarter. Sales of premium bonds through these channels increased 11.9% from the previous quarter and accounted for 70.6% of total sales in the period.

Recurring net income from Insurance Operations reached R$732 million in the third quarter of 2015, decreasing 2.9% from the previous quarter and 16.5% from the same period of the previous year.

Recurring net income from core activities was R$694 million in the third quarter of 2015, a decrease of 2.9% from the second quarter of 2015, mainly due to the increase in retained claims from life insurance products and non-interest expenses. When compared to the same period of the previous year, the decrease was 3.8%.

Recurring net income from other insurance activities reached R$38 million in the quarter, down 3.4% from the previous quarter, mainly driven by higher retained claims, and down 75.5% when compared to the same period of the previous year, mainly due to the early termination of the agreement between Itaú Seguros S.A. and Via Varejo regarding extended warranty operations occurred in the third quarter of 2014.

The annualized recurring return of the insurance operations reached 143.5% in the period, an increase of 500 basis points from the previous quarter.

The insurance ratio, which represents the ratio of recurring net income from insurance, pension plan and premium bonds operations to Itaú Unibanco’s recurring net income, reached 12.0%, down 30 basis points from the previous quarter.

Insurance Ratio(1) and ROE | Insurance Operations

(1) Insurance Ratio (%) = Recurring net income from Insurance, Pension Plan and Premium Bonds operations / Itaú Unibanco’s recurring net income.

Itaú Unibanco Holding S.A.	28

Management Discussion & Analysis	Itaú Insurance, Pension Plan and Premium Bonds

Breakdown of Recurring Net Income | Insurance Operations

In the third quarter of 2015, the ratio of the result of core activities to the recurring net income from Itaú Insurance, Pension Plan and Premium Bonds reached 94.8%.

Balance Sheet | Insurance Operations

The balance sheet of our Insurance Operations is presented below. As at September 30, 2015, total assets amounted to R$127.8 billion, a 3.1% increase from the second quarter of 2015 and a 9.7% increase from the same period of the previous year, mainly due to an increase in securities.

Combined Ratio | Insurance Activities

Note: The combined ratio of insurance activities is the sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and Cofins and other taxes over earned premiums.

The combined ratio, which reflects the operating cost efficiency as a percentage of income from earned premiums, reached 71.6% in the period, an increase of 410 basis points from the previous quarter, mainly driven by the increase in the loss ratio. When compared to the same period of the previous year, this ratio decreased 210 basis points.

Efficiency Ratio

The efficiency ratio was 29.9% in the third quarter of 2015, a 170 basis point increase from the previous quarter. Including only our core activities, efficiency ratio reached 28.9% in the period.

Technical provisions, including insurance, pension plan and premium bonds, totaled R$ 126.1 billion in the period a 3.7% increase from the previous quarter and an 11.7% increase from the third quarter of 2014.

	3Q15				2Q15					3Q14
In R$ millions, end of period	Insurance	Pension Plan	Premium Bonds	Total	Insurance	Pension Plan	Premium Bonds	Total	change	Insurance	Pension Plan	Premium Bonds	Total	change
Assets
Current and Long-Term Assets
Securities	4,390	118,637	3,062	126,088	4,642	114,310	3,106	122,058	3.3%	6,911	100,710	3,099	110,721	13.9%
Other Assets ¹	1,710	-	-	1,710	1,939	-	-	1,939	-11.8%	5,812	-	-	5,812	-70.6%
Total Assets	6,099	118,637	3,062	127,798	6,581	114,310	3,106	123,997	3.1%	12,723	100,710	3,099	116,532	9.7%

Liabilities and Equity
Current and Long – Term Liabilities	5,363	118,069	3,041	126,473	5,664	113,444	3,080	122,188	3.5%	10,939	99,763	3,028	113,729	11.2%
Technical Provisions – Insurance	5,186	-	-	5,186	5,372	-	-	5,372	-3.4%	10,460	-	-	10,460	-50.4%
Technical Provisions – Pension Plans and VGBL	-	117,914	-	117,914	-	113,208	-	113,208	4.2%	-	99,505	-	99,505	18.5%
Technical Provisions – Premium Bonds	-	-	3,036	3,036	-	-	3,073	3,073	-1.2%	-	-	3,008	3,008	0.9%
Other Liabilities	177	155	6	338	292	236	7	535	-36.9%	479	258	19	756	-55.4%
Allocated Tier I Capital	736	568	21	1,325	918	866	26	1,810	-26.8%	1,784	947	71	2,803	-52.7%
Total Liabilities and Equity	6,099	118,637	3,062	127,798	6,581	114,310	3,106	123,997	3.1%	12,723	100,710	3,099	116,532	9.7%

(1) Other assets include mainly receivables from insurance.

Note: Does not include our 30% stake in Porto Seguro.

Itaú Unibanco Holding S.A.	29

Management Discussion & Analysis	Insurance Core Activities

Pro Forma Recurring Income Statement of the Insurance Segment | Core Activities

In R$ millions	3Q15	2Q15	change			3Q14	change
Earned Premiums	1,069	1,043	26	2.5%		1,015	54	5.3%
Retained Claims	(316)	(277)	(39)	14.2%		(272)	(44)	16.0%
Selling Expenses	(39)	(39)	(0)	0.1%		(49)	10	-21.0%
Underwriting Margin	714	728	(14)	-1.9%		693	20	2.9%
Managerial Financial Margin	62	61	1	1.5%		33	29	87.0%
Service Fees	103	103	1	0.9%		124	(21)	-16.8%
Earnings of Affiliates	70	83	(13)	-15.8%		75	(5)	-6.7%
Non-interest Expenses	(243)	(227)	(16)	7.1%		(209)	(33)	15.9%
Tax Expenses for ISS, PIS and Cofins and other taxes	(42)	(42)	(0)	1.0%		(42)	(0)	0.9%
Income before Tax and Minority Interests	664	706	(41)	-5.9%		675	(10)	-1.5%
Income Tax/Social Contribution and Minority Interests	(241)	(245)	4	-1.6%		(237)	(4)	1.8%
Recurring Net Income	423	461	(38)	-8.2%		438	(15)	-3.3%
Efficiency Ratio (ER)	26.8%	24.3%		250	bps	23.7%		310	bps

Our insurance core activities consist of mass-market products related to life, property and credit. These products are offered in synergy in retail channels - branch network, partnership with retailers, credit card clients, real estate and vehicle financing, personal and payroll loans - and in the wholesale channel. These products have characteristics such as low loss ratio, low volatility in the result and less use of capital, making them strategic and increasingly relevant in the diversification of the conglomerate’s revenues.

Net Income | Insurance Core Activities

In the third quarter of 2015, recurring net income from insurance core activities totaled R$423 million, an 8.2% decrease from the previous quarter, mainly driven by the increase in retained claims and non-interest expenses.

Earned Premiums Breakdown | Insurance Core Activities

In the third quarter of 2015, earned premiums from insurance core activities reached R$1,069 million, a 2.5% increase from the previous quarter. When compared to the third quarter of 2014, the increase was 5.3%, mainly driven by individual life and real estate products.

Considering only our core activities, which include our 30% stake in Porto Seguro, our earned premiums market share of the core insurance total market reached 14.4% in the 2015 year-to-date(*). Considering the technical result of insurance core activities, our market share reached 18.0% in the 2015 year-to-date(*).

Retained Claims Breakdown | Insurance Core Activities

In the third quarter of 2015, retained claims from core insurance activities amounted to R$316 million, up 14.2% from the previous quarter, mainly driven by life products.

Underwriting Margin | Insurance Core Activities

The underwriting margin from our insurance core activities amounted to R$714 million in the third quarter of 2015, a 1.9% decrease from the previous quarter and a 2.9% increase when compared to the third quarter of 2014. In the quarter, the ratio of underwriting margin to earned premiums reached 66.8%, 300 basis points down from the second quarter of 2015.

(*) Most recent data available on September 30, 2015, based on information disclosed by SUSEP.

Itaú Unibanco Holding S.A.	30

Management Discussion & Analysis	Insurance Core Activities and Pension Plan

Combined Ratio | Insurance Core Activities

Note: The combined ratio is the sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and Cofins and other taxes over earned premiums.

The combined ratio, which reflects the operating cost efficiency as a percentage of income from earned premiums, reached 59.8%, an increase of 390 basis points from the previous quarter, mainly driven by a higher loss ratio.

The extended combined ratio, which reflects the operating cost efficiency as a percentage of income from earned premiums, the managerial financial margin and banking service fees, reached 51.8% in the third quarter of 2015, 350 basis points up from the previous quarter.

Extended Combined Ratio | Insurance Core Activities

Note: The extended combined ratio is the sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and Cofins and other taxes over the sum of earned premiums, managerial financial margin and banking service fees.

Efficiency Ratio | Insurance Core Activities

In the third quarter of 2015, efficiency ratio reached 26.8%, a 250 basis point increase from the previous quarter.

Pro Forma Recurring Income Statement of the Pension Plan Segment

In R$ millions	3Q15	2Q15	change			3Q14	change
Revenues from Pension Plan	91	69	22	32.3%		88	3	3.0%
Retained Claims	(8)	(7)	(1)	10.9%		(20)	12	-60.6%
Selling Expenses	(1)	(1)	0	-34.2%		(1)	0	-3.1%
Result from Pension Plan	82	60	22	35.9%		67	15	22.5%
Managerial Financial Margin	59	67	(8)	-12.4%		86	(27)	-31.4%
Service Fees	336	307	29	9.5%		304	31	10.3%
Non-interest Expenses	(127)	(107)	(19)	18.1%		(111)	(16)	14.7%
Tax Expenses for ISS, PIS and Cofins and other taxes	(21)	(19)	(2)	13.2%		(19)	(2)	12.2%
Income before Tax and Minority Interests	329	308	21	6.7%		328	1	0.3%
Income Tax/Social Contribution and Minority Interests	(131)	(118)	(13)	11.4%		(128)	(3)	2.2%
Recurring Net Income	198	191	7	3.7%		200	(2)	-1.0%
Efficiency Ratio (ER)	27.8%	25.8%		200	bps	25.2%		260	bps

Product innovation has played a significant role in the sustainable growth of our pension plan operations for individuals. For companies, we offer specialized advisory services and develop customized solutions. We establish long-term partnerships with our corporate clients, keeping a close relationship with the human resources departments and adopting a communication strategy designed for the financial education of their employees.

The recurring net income of the Pension Plan segment amounted to R$198 million in the third quarter of 2015, a 3.7% increase from the previous quarter, mainly due to higher banking service fees and net pension plan contributions.

When compared to the same period of the previous year, there was a 1.0% decrease, mainly driven by lower managerial financial margin and higher non-interest expenses.

Revenues from Administration Fees

The revenues from administration fees totaled R$336 million in the third quarter of 2015, with increases of 9.5% from the previous quarter and of 10.3% from the third quarter of 2014.

Itaú Unibanco Holding S.A.	31

Management Discussion & Analysis	Pension Plan and Premium Bonds

Pension Plan Technical Provisions and Redemption Rate

On September 30, 2015, technical provisions for pension plans totaled R$117.9 billion, with increases of 4.2% when compared to June 30, 2015, and of 18.5% from the same period of the previous year.

According to the National Federation of Pension and Life Insurance (FENAPREVI), in August 2015 our market share of total technical provisions was 23.8% whereas the market share in plans for individuals was 24.0%, decreasing 50 and 60 basis points, respectively, when compared to the same period of the previous year.

The redemption rate, which represents the ratio of redemptions to the balance of technical provisions for pension plans, reached 2.7%, an increase of 10 basis points from the previous quarter and an increase of 20 basis points from the third quarter of 2014.

Total and Net Pension Plan Contributions

Total pension plan contributions in the quarter totaled R$5,350 million, increasing 10.3% from the previous quarter, mainly impacted by higher VGBL contributions. Net contributions for the third quarter of 2015 reached R$2,117 million, a 9.9% growth from the second quarter of 2015.

Pro Forma Recurring Income Statement of the Premium Bonds Segment

In R$ millions	3Q15	2Q15	change			3Q14	change
Revenues from Premium Bonds	151	141	10	7.2%		149	2	1.6%
Managerial Financial Margin	68	62	5	8.3%		61	6	10.2%
Non-interest Expenses	(85)	(91)	6	-6.9%		(63)	(22)	35.5%
Tax Expenses for ISS, PIS and Cofins and other taxes	(8)	(7)	(0)	5.2%		(8)	0	-3.1%
Income before Tax and Minority Interests	125	104	20	19.4%		139	(15)	-10.5%
Income Tax/Social Contribution and Minority Interests	(52)	(42)	(10)	24.5%		(55)	4	-6.6%
Recurring Net Income	73	63	10	16.1%		84	(11)	-13.0%
Efficiency Ratio (ER)	40.5%	46.6%		-610	bps	31.0%		950	bps

The PIC Premium Bonds product is targeted to clients who are interested in competing for prizes. Such product can be purchased through a single payment or monthly payment modality, in accordance with the profile and segment of each client. At the end of the third quarter of 2015, the premium bonds business had 16.8 million certificates issued.

In line with our sustainability principles, we have a partnership with Ayrton Senna Institute, a non-profit organization that works to improve the quality of education at public schools in Brazil. Part of the revenues from the monthly payments for premium bonds certificates is transferred to projects of this Institute.

In the third quarter of 2015, 700 clients received prizes in the aggregate amount of R$13.9 million. Sales of premium bonds to account holders increased 9.4% from the previous quarter. Total sales to account holders grew 34.1% when compared to the previous quarter and 57.8% from the third quarter of 2014.

The Premium Bonds segment’s recurring net income totaled R$73 million in the third quarter of 2015, a 16.1% increase from the previous quarter, mainly influenced by higher load fees and lower non-interest expenses. When compared to the same period of the previous year, the recurring net income decreased 13.0% due to the higher cost allocated to the product, as a result of a review of our allocation costs model.

Our business model helps us to retain the leadership in terms of technical result(*), including the total premium bonds market, with a market share of 28.7% in the year, based on information disclosed by SUSEP.

Premium Bonds Technical Provisions

On September 30, 2015, technical provisions for premium bonds reached R$3,036 million, a decrease of 1.2% from the previous quarter, and an increase of 0.9% when compared to the third quarter of 2014.

(*) Most recent data available on September 30, 2015. Technical Result = Net Collection from Cancellation Fees (-) Variation of Provision for Redemption and Deferred Income (+) Income from Raffes (-) Acquisition Costs (+) Revenues from Redemptions of Securities.

Itaú Unibanco Holding S.A.	32

Management Discussion & Analysis	Income Statement Analysis

Non-interest Expenses

In R$ millions	3Q15	2Q15	change		3Q14	change		9M15	9M14	change
Personnel Expenses	(5,011)	(4,349)	(662)	15.2%	(4,352)	(659)	15.1%	(13,874)	(12,459)	(1,415)	11.4%
Administrative Expenses	(4,350)	(4,265)	(84)	2.0%	(4,127)	(223)	5.4%	(12,543)	(11,958)	(585)	4.9%
Operating Expenses	(1,410)	(1,287)	(122)	9.5%	(1,162)	(248)	21.3%	(3,972)	(3,613)	(359)	9.9%
Other Tax Expenses (*)	(136)	(77)	(58)	75.0%	(112)	(23)	20.7%	(378)	(340)	(38)	11.2%
Total	(10,906)	(9,979)	(927)	9.3%	(9,753)	(1,153)	11.8%	(30,767)	(28,369)	(2,397)	8.5%
( - ) Operations Abroad	(1,131)	(983)	(148)	15.0%	(764)	(367)	48.1%	(3,130)	(2,286)	(844)	36.9%
Total (ex-operations abroad)	(9,775)	(8,996)	(779)	8.7%	(8,989)	(786)	8.7%	(27,637)	(26,083)	(1,553)	6.0%

(*) Does not include ISS, PIS and Cofins.

Non-interest expenses totaled R$10,906 million in the third quarter of 2015, an increase of 9.3% or R$927 million when compared to the second quarter of 2015. This increase was basically driven by a growth of 15.2%, or R$662 million, in personnel expenses, mainly due to the collective labor agreement, of 9.5% in operating expenses and of 2.0% in administrative expenses.

In the first nine months of 2015, non-interest expenses increased 8.5% when compared to the same period of the previous year. Disregarding operations abroad, these expenses would have increased 6.0%.

Personnel Expenses

In R$ millions	3Q15	2Q15	change
Compensation, Charges and Social Benefits	(3,568)	(2,937)	(631)
Profit Sharing (*)	(917)	(927)	10
Employee Terminations and Labor Claims	(473)	(432)	(42)
Training	(52)	(53)	0
Total	(5,011)	(4,349)	(662)

(*) Includes variable compensation and stock option plans.

Personnel expenses totaled R$5,011 million in the third quarter of 2015, a 15.2% increase compared to the previous period. This increase was primarily driven by higher expenses on compensation, charges and social benefits by 21.5%, or R$631 million, mainly driven by the collective labor agreement, and by the increase of 10.1%, or R$42 million, in terminations and labor claims.

Number of Employees

The total number of employees decreased from 91,968 at the end of the second quarter of 2015 to 91,437 at the end of the third quarter.

Note: For companies under the control of Itaú Unibanco, 100% of the total number of employees is considered. No employees are considered for companies not controlled by Itaú Unibanco.

Administrative Expenses

In R$ millions	3Q15	2Q15	change
Third-Party Services	(1,016)	(976)	(40)
Data Processing and Telecommunications	(1,025)	(1,002)	(23)
Facilities	(681)	(684)	2
Depreciation and Amortization	(560)	(565)	6
Advertising, Promotions and Publications	(266)	(263)	(3)
Security	(176)	(166)	(9)
Financial System Services	(153)	(143)	(10)
Transportation	(100)	(99)	(1)
Materials	(103)	(115)	12
Travel	(55)	(57)	2
Other	(216)	(196)	(20)
Total	(4,350)	(4,265)	(84)

Administrative expenses totaled R$4,350 million, an increase of 2.0% when compared to the second quarter of 2015. This increase was mainly due to higher expenses on third-party services, concentrated on telemarketing, advisory and consulting services, and to data processing and telecommunication.

Operating Expenses

In R$ millions	3Q15	2Q15	change
Provision for Contingencies	(555)	(496)	(59)
Selling - Credit Cards	(508)	(452)	(57)
Claims	(65)	(92)	27
Other	(281)	(247)	(33)
Total	(1,410)	(1,287)	(122)

Operating expenses increased R$122 million in the third quarter of 2015 when compared to the second quarter of 2015, mainly driven by higher provisions for contingencies and selling expenses, related to card commissions.

Other Tax Expenses (*)

Other tax expenses totaled R$136 million in the third quarter of 2015, an increase of R$58 million compared to the second quarter of 2015.

(*) Does not include ISS, PIS or Cofins.

Itaú Unibanco Holding S.A.	33

Management Discussion & Analysis	Income Statement Analysis

Efficiency Ratio and Risk-Adjusted Efficiency Ratio

We present the efficiency ratio and the risk-adjusted efficiency ratio, which includes the risk portions associated with banking transactions (result from loan losses).

Risk-Adjusted Efficiency Ratio	=	Non-Interest Expenses (Personnel Expenses + Administrative Expenses + Operating Expenses + Other Expenses) + Result from Loan Losses
(Managerial Financial Margin + Banking Service Fees and Banking Charges + Result of Insurance, Pension Plan and Premium Bonds - Tax Expenses for ISS, PIS, Cofins and Other Taxes)

Efficiency Ratio

In the third quarter of 2015, the efficiency ratio reached 44.2%, an increase of 130 basis points when compared to the second quarter of 2015. This increase was mainly due to the increase in our non-interest expenses. In the 12-month period, the efficiency ratio reached 44.2%, an improvement of 40 basis points from the previous quarter. Compared with the third quarter of 2014, this ratio improved 350 basis points.

Risk-Adjusted Efficiency Ratio

The risk-adjusted efficiency ratio, in the criteria including all expenses and also the result from loan losses, reached 63.1% in the third quarter of 2015, an increase of 130 basis points when compared to the previous quarter, as a result of the increase of 4.1% in provision for loan losses and the decrease of 3.4% in recovery of loans written off as losses.

When compared to the third quarter of 2014, the risk-adjusted efficiency ratio increased 130 basis points mainly due to the increase of 21.2% in provision for loan losses and of 11.8% in our non-interest expenses.

In the 12-month period, the risk-adjusted efficiency ratio reached 62.3%, an improvement of 120 basis points when compared to the third quarter of 2014.

Operating Revenues Distribution

The chart below shows the portions of operating revenues used to cover non-interest expenses and result from loan losses.

(*) Net of Tax Expenses for ISS, PIS, Cofins and Other (taxes on revenues), Claims and Insurance Selling Expenses.

Itaú Unibanco Holding S.A.	34

Management Discussion & Analysis	Income Statement Analysis

Points of Service

Automated Teller Machines (ATMs) | Brazil and Abroad

At the end of the third quarter of 2015, the number of ATMs totaled 26,454, a decrease of 255 units when compared to the second quarter of 2015. This decrease is a result of the shareholders’ agreement with Tecban and its shareholders, announced on July 18, 2014, which provides for the substitution of part of the external ATMs network for Banco24Horas ATMs.

Note: (i) Includes Banco Itaú Argentina and companies in Chile, Uruguay and Paraguay.

(ii) Includes ESBs (Electronic Service Branches) and points of service in third-parties’ establishments.

(iii) Does not include points of sale and ATMs of Banco 24h.

Branches and Client Service Branches (CSB)(i) | Brazil and Abroad

We ended the third quarter of 2015 with 5,012 branches and client service branches (CSBs) in Brazil and abroad.

In Brazil, the movement observed in the number of branches is related to the profile of our customers, which has been increasingly demanding services through digital channels.

(i) Points of service include only Client Service Branches (CSBs).

Note: Includes Banco Itaú BBA, Banco Itaú Argentina and companies in Chile, Uruguay and Paraguay.

Our service network covers the entire Brazilian territory and adopts a segmentation strategy including structures, products and services developed to meet the specific needs of our many different clients. Our segments are: Itaú, Itaú Uniclass, Itaú Personnalité and Itaú Private Bank.

Geographical Distribution of Service Network (*)

Number of Branches and Client Service Branches (CSBs)

(1) Does not include branches and points of service abroad and Itaú BBA.

Banking Correspondents

Our registered banking correspondents totaled 5,539 at the end of the third quarter of 2015, a 3.4% increase when compared to the same period of the previous year, which demonstrates our commitment with the country’s development as we increase bank penetration.

Tax Expenses for ISS, PIS, Cofins and Other

Tax expenses amounted to R$1,574 million in the third quarter of 2015, an increase of 8.9% from the previous quarter and of 25.5% when compared to the same period of 2014.

Income Tax and Social Contribution on Net Income

In the third quarter of 2015, income tax and social contribution on net income (CSLL) expenses totaled R$2,911 million and the effective tax rate reached 32.0% in the quarter. The effective tax rate increase was the result of the increase in the social contribution rate on net income, from 15.0% to 20.0%, as established by Provisional Measure No. 675/15 of May 2015 (converted into Law No. 13,169/15 in October), as from last September.

Itaú Unibanco Holding S.A.	35

Management Discussion & Analysis	Balance Sheet

Assets

As at September 30, 2015, total assets amounted to R$1.3 trillion, an increase of 7.5% when compared to the end of the previous quarter and an increase of 14.3% from the previous year.

The breakdown of our assets and details on its main components are presented below:

Total Assets

R$ billions

Asset Breakdown | September 30, 2015

Short-term Interbank Investments and Securities Portfolio

On September 30, 2015, the balance of our short-term interbank investments and securities portfolio, including derivative financial instruments, totaled R$575.5 billion, corresponding to an increase of 9.2% when compared to the previous quarter, mainly due to the increase in short-term interbank investments.

In R$ millions, end of period	3Q15%		2Q15%		change	3Q14%		change
Short-term Interbank Investments	229,677	39.9%	192,433	36.5%	19.4%	217,538	43.5%	5.6%
Total Public Securities	127,478	22.2%	135,411	25.7%	-5.9%	111,546	22.3%	14.3%
Public Securities - Domestic	115,207	20.0%	125,015	23.7%	-7.8%	99,664	19.9%	15.6%
Public Securities - Foreign	12,271	2.1%	10,397	2.0%	18.0%	11,883	2.4%	3.3%
Denmark	3,032	0.5%	3,029	0.6%	0.1%	3,649	0.7%	-16.9%
United States	2,079	0.4%	1,209	0.2%	71.9%	1,056	0.2%	96.9%
Korea	1,625	0.3%	1,625	0.3%	0.0%	2,911	0.6%	-44.2%
Paraguay	1,443	0.3%	1,444	0.3%	0.0%	977	0.2%	47.7%
Chile	1,403	0.2%	1,014	0.2%	38.4%	1,390	0.3%	1.0%
Spain	1,062	0.2%	307	0.1%	246.5%	783	0.2%	35.7%
Argentina	680	0.1%	848	0.2%	-19.8%	75	0.0%	802.5%
Uruguay	347	0.1%	363	0.1%	-4.2%	309	0.1%	12.4%
Other	599	0.1%	558	0.1%	7.4%	732	0.1%	-18.1%
Corporate Securities	73,831	12.8%	72,211	13.7%	2.2%	64,184	12.8%	15.0%
PGBL/VGBL - Fund Quotas	111,012	19.3%	106,432	20.2%	4.3%	92,882	18.6%	19.5%
Derivative Financial Instruments	33,523	5.8%	20,674	3.9%	62.2%	14,496	2.9%	131.3%
Total	575,521	100.0%	527,160	100.0%	9.2%	500,646	100.0%	15.0%

Evolution of Short-Term Interbank Investments and Securities Portfolio

The breakdown of short-term interbank investments and securities in the past few quarters is presented below:

Securities by Category

Our securities portfolio is classified into three categories: trading, available-for-sale and held-to-maturity. As at September 30, 2015, the securities portfolio totaled R$312,321 million.

Itaú Unibanco Holding S.A.	36

Management Discussion & Analysis	Balance Sheet

Funding

In R$ millions, end of period	3Q15	2Q15	change	3Q14	change
Demand Deposits	57,388	50,540	13.5%	44,596	28.7%
Savings Deposits	111,451	113,974	-2.2%	113,676	-2.0%
Time Deposits	113,520	88,914	27.7%	119,062	-4.7%
Debentures (Linked to Repurchase Agreements and Third Parties’ Operations)	135,639	134,932	0.5%	133,200	1.8%
Funds from Bills (1) and Structured Operations Certificates	33,324	31,018	7.4%	32,175	3.6%
(1) Total - Funding from Account Holders and Institutional Clients (*)	451,322	419,380	7.6%	442,708	1.9%
Onlending	40,336	42,621	-5.4%	44,116	-8.6%
(2) Total – Funding from Clients	491,658	462,001	6.4%	486,825	1.0%
Assets Under Administration	749,755	709,111	5.7%	646,247	16.0%
Technical Provisions for Insurance, Pension Plan and Premium Bonds	126,136	121,652	3.7%	112,973	11.7%
(3) Total – Clients	1,367,549	1,292,763	5.8%	1,246,044	9.8%
Interbank deposits	18,370	27,014	-32.0%	3,642	404.4%
Funds from Acceptance and Issuance of Securities	26,154	21,156	23.6%	14,915	75.4%
Total Funds from Clients + Interbank Deposits	1,412,073	1,340,934	5.3%	1,264,601	11.7%

Repurchase Agreements (2)	182,274	170,368	7.0%	170,824	6.7%
Borrowings	64,244	49,517	29.7%	37,543	71.1%
Foreign Exchange Portfolio	63,140	66,429	-5.0%	41,855	50.9%
Subordinated Debt	65,910	59,228	11.3%	54,472	21.0%
Collection and Payment of Taxes and Contributions	4,444	4,440	0.1%	4,938	-10.0%
Working Capital (3)	86,461	82,661	4.6%	74,573	15.9%
Working Capital and Other	466,474	432,644	7.8%	384,204	21.4%
Total Funds (Working Capital, Raised and Managed Assets)	1,878,547	1,773,577	5.9%	1,648,805	13.9%

(*) Funds from Institutional Clients totaled R$7,666 million, which corresponds to 1.7% of the total raised with Account Holders and Institutional Clients.

(1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Does not include own issued debentures classified as funding. (3) Equity + Non-Controlling Interest – Permanent Assets.

At the end of the third quarter of 2015, total funds from clients, including interbank deposits, amounted to R$1.4 trillion, corresponding to an increase of R$71,139 million when compared to the second quarter of 2015. The main drivers were increases of R$40,645 million in investment funds and managed portfolios, R$24,606 million in time deposits, and R$6,848 million in demand deposits, which were partially offset by the decrease of R$8,644 million in interbank deposits.

Debentures issued by leasing companies of the conglomerate, after being purchased by the bank (the Conglomerate’s parent company), are negotiated with similar characteristics as those of CDBs and other time deposits, although they are classified as deposits received under securities repurchase agreements. Therefore, these deposits are reclassified in the table above as deposits from account holders. At the end of the third quarter of 2015, this type of funding totaled R$135,639 million.

Total funds (working capital, raised and managed assets) amounted to R$1.9 trillion at the end of the third quarter of 2015, an increase of R$104,969 million when compared to the end of the second quarter of 2015, mainly driven by a combination of the increases in funds from clients, repurchase agreements, borrowings and subordinated debt.

In the 12-month period, we highlight the increase of R$147,472 million in funds from clients, including interbank deposits, mainly due to the increase in investment funds and managed portfolios, interbank deposits, technical provisions for insurance, pension plan and premium bonds, and debentures. Total funds (working capital, raised and managed assets) increased R$229,741 million in the 12-month period.

Funds from clients (1)

(1) Includes institutional clients in the proportion of each type of product invested by them.

Itaú Unibanco Holding S.A.	37

Management Discussion & Analysis	Balance Sheet

Loans to Funding Ratio

In R$ millions, end of period	3Q15	2Q15	change		3Q14	change
Funding from Clients	491,658	462,001	6.4%		486,825	1.0%
Funds from Acceptance and Issuance of Securities Abroad	26,154	21,156	23.6%		14,915	75.4%
Borrowings	64,244	49,517	29.7%		37,543	71.1%
Other (1)	36,783	30,101	22.2%		20,925	75.8%
Total (A)	618,839	562,775	10.0%		560,207	10.5%
(-) Reserve Required by Brazilian Central Bank	(70,800)	(67,912)	4.3%		(72,115)	-1.8%
(-) Cash (Currency) (2)	(18,138)	(18,005)	0.7%		(16,636)	9.0%
Total (B)	529,901	476,858	11.1%		471,456	12.4%
Loan Portfolio (C) (3)	477,198	457,463	4.3%		428,832	11.3%
C/A	77.1%	81.3%	-420	bps	76.5%	60	bps
C/B	90.1%	95.9%	-590	bps	91.0%	-90	bps

(1) Consider installments of subordinated debt that are not included in the Tier II Referential Equity.

(2) Includes cash, bank deposits of institutions without reserve requirements, foreign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents in foreign currency.

(3) The loan portfolio balance does not include endorsements and sureties.

Lending to funding ratio before the deduction of compulsory deposits and cash equivalents reached 77.1% at the end of the third quarter of 2015 compared to 81.3% at the end of the second quarter of 2015.

Excluding reserve requirements and cash equivalents, this ratio reached 90.1% at the end of the third quarter of 2015 compared to 95.9% at the end of the second quarter of 2015.

Loan to Funding Ratio

(*) Gross funding, ex-deductions of reserve requirements and cash and cash equivalents.

External Funding - Securities (1)

The table below highlights the main securities issued by Itaú Unibanco abroad in effect on September 30, 2015.

In US$ millions

Instrument	Issuer	Balance at Jun 30,15	Issuances	Amortization	Exchange Variation	Balance at Sep 30,15	Issue Date	Maturity Date	Coupon % p.a.
Fixed Rate Notes (2)	Itaú Chile	97				97	7/24/2007	7/24/2017	UF (5) + 3.79%
Fixed Rate Notes (3)	Itaú Chile	98				98	10/30/2007	10/30/2017	UF(5) + 3.44%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	1,000				1,000	4/15/2010	4/15/2020	6.20%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	1,000				1,000	9/23/2010	1/22/2021	5.75%
Medium Term Notes (4)	Itaú Unibanco Holding S.A., Grand Cayman Branch	161			(35)	126	11/23/2010	11/23/2015	10.50%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	250				250	1/24/2011	1/22/2021	5.75%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	500				500	6/15/2011	12/21/2021	6.20%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	550				550	1/24/2012	12/21/2021	6.20%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	1,250				1,250	3/19/2012	3/19/2022	5.65%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	1,375				1,375	8/6/2012	8/6/2022	5.50%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	1,870				1,870	11/13/2012	5/13/2023	5.13%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	1,050				1,050	5/26/2015	5/26/2018	2.85%
Structured Notes (6)		2,798		(510)		2,289
Total		11,999	-	(510)	(35)	11,454

(1) The balances refer to principal amounts; (2) and (3) Amounts in US$ equivalent on the issuance dates to CHP 46.9 billion and CHP 48.5 billion, respectively; (4) Amounts in US$ equivalent on the issuance dates to R$500 million; (5) Development Financial Unit; (6) 180-day Libor.

On September 30, 2015, funds obtained abroad totaled US$11,454 million, corresponding to a decrease of US$545 million when compared to the second quarter of 2015 (presented in the  “Funding” table in the previous section as Foreign Borrowings through Securities and Subordinated Debt).

Itaú Unibanco Holding S.A.	38

Management Discussion & Analysis	Balance Sheet by Currency

We adopted a management policy for foreign exchange risk associated with our asset and liability positions primarily intended to mitigate impacts from fluctuations in foreign exchange rates on consolidated results.

Brazilian tax legislation determines that gains and losses from exchange rate variation on permanent foreign investments must not be included in the tax basis. On the other hand, gains and losses arising from financial instruments used to hedge such asset positions are impacted by tax effects. Therefore, in order not to expose net income to exchange rate variations, a liability position must be built at a higher volume than the hedged assets. The Balance Sheet by Currency shows our assets and liabilities denominated in local and foreign currencies. As at September 30, 2015, the net exchange position was a liability of US$10,078 million.

Assets | September 30, 2015

In R$ millions, end of period	Consolidated	Business in Brazil	Local Currency	Foreign Currency	Business Abroad
Cash and Cash Equivalents	18,138	10,894	5,741	5,153	10,889
Short - Term Interbank Investments	229,677	203,692	203,692	0	26,183
Securities and Derivative Instruments	345,844	273,386	269,588	3,798	110,190
Loans, Leases and Other Loan Operations	443,005	318,434	302,265	16,170	207,752
Loans	477,198	350,147	333,977	16,170	210,233
(Allowance for Loan Losses)	(34,193)	(31,713)	(31,713)	0	(2,481)
Other Assets	267,288	238,260	207,137	31,123	91,161
Foreign Exchange Portfolio	64,209	52,358	21,679	30,679	66,468
Other	203,079	185,902	185,458	444	24,693
Permanent Assets	18,740	87,245	17,442	69,803	1,298
Total Assets	1,322,693	1,131,911	1,005,864	126,048	447,473
Derivatives — Purchased Positions				384,987
Total Assets After Adjustments (a)				511,034

Liabilities | September 30, 2015

In R$ millions, end of period	Consolidated	Business in Brazil	Local Currency	Foreign Currency	Business Abroad
Deposits	300,729	174,336	173,782	554	130,232
Funds Received under Securities Repurchase Agreements	317,914	294,517	294,517	-	23,397
Funds from Acceptances and Issue of Securities	59,478	70,536	36,077	34,458	24,106
Borrowings and Onlendings	104,580	126,539	40,470	86,069	61,223
Interbank and Interbranch Accounts	11,473	11,002	7,502	3,500	471
Derivative Financial Instruments	42,346	26,837	26,837	-	18,077
Other Liabilities	252,927	195,314	168,465	26,849	119,750
Foreign Exchange Portfolio	63,140	51,283	24,507	26,776	66,473
Other	189,787	144,031	143,958	73	53,276
Technical Provisions of Insurance, Pension Plan
and Premium Bonds	126,136	126,042	126,040	2	94
Deferred Income	1,908	1,589	780	809	320
Minority Interest in Subsidiaries	1,849	1,848	1,848	-	0
Stockholders' Equity of Parent Company	103,353	103,353	103,353	-	69,803
Capital Stock and Reserves	85,691	85,178	85,178	-	69,937
Net Income	17,662	18,174	18,174	-	(134)
Total Liabilities and Equity	1,322,693	1,131,911	979,670	152,242	447,473
Derivatives – Sold Positions				398,833
Total Liabilities and Equity After Adjustments (b)				551,075
Net Foreign Exchange Sold Position Itaú Unibanco (c = a - b)				(40,040)
Net Foreign Exchange Sold Position Itaú Unibanco (c) in US$				(10,078)

Note: Does not include eliminations of operations between local and foreign units.

Assets and liabilities denominated in foreign currencies

We present below the net exchange position, a liability position at a higher volume than the balance of hedged assets, which, when including the tax effects on the net balance of other assets and liabilities denominated in foreign currency, reflects the mitigation of the exposure to foreign exchange variations.

In R$ millions, end of period	3Q15	2Q15	change
Investments Abroad	69,803	57,352	12,451	21.7%
Net Foreign Exchange Position (Except Investments Abroad)	(109,844)	(89,344)	(20,500)	22.9%
Total	(40,040)	(31,991)	(8,049)	25.2%
Total in US$	(10,078)	(10,311)	233	-2.3%

Itaú Unibanco Holding S.A.	39

Management Discussion & Analysis	Capital Ratios (BIS)

Solvency Ratios | Prudential Conglomerate and Financial Conglomerate

		Prudential	Financial
In R$ millions, end of period	3Q15	2Q15	3Q14
Stockholders' equity of the parent company	103,353	100,711	90,776
Consolidated stockholders’ equity (BACEN)	108,251	105,888	98,217
Non-voting shares excluded from Tier I	-	-	(963)
Deductions from core capital ¹	(12,934)	(8,929)	(6,114)
Core Capital	95,318	96,959	91,140
Additional capital	46	49	30
Tier I	95,364	97,008	91,169
Tier II	29,399	29,416	33,555
Referential Equity (Tier I and Tier II)	124,763	126,424	124,724
Required Referential Equity	85,213	81,003	82,659
Risk-weighted Assets (RWA)	774,662	736,393	751,448
Credit Assets Expansion Simulation	359,547	412,919	382,410
Excess Capital	39,550	45,421	42,065

Ratios (%)
Tier I	12.3	13.2	12.1
Tier II	3.8	4.0	4.5
BIS (Referential Equity / Total Risk-weighted Exposure)	16.1	17.2	16.6

¹ As of June 30, 2015, as set forth by Resolution No. 4,277/13, Prudential adjustments will be applied for pricing financial instruments valued at market value, therefore affecting the deductions from Common Equity Tier I by R$336 million.

Itaú Unibanco’s minimum capital requirements are in accordance with the set of rules disclosed by the Brazilian Central Bank, which implement the Basel III global capital requirements in Brazil. These requirements are expressed as ratios of the capital available – demonstrated by the Tier I and Tier II Referential Equity, or Total Capital, to risk-weighted assets.

As of the first quarter of 2015, these ratios are reported in the Prudential Conglomerate, which includes not only the financial institutions in the Financial Conglomerate (in effect through December 2014), but also similar institutions(*).

Referential Equity | Prudential Conglomerate

On September 30, 2015, our Referential Equity reached R$124,763 million, a decrease of R$1,661 million when compared to June 30, 2015, mainly driven by a lower Tier I Capital, which reached R$95,364 million at the end of the third quarter of 2015, R$1,645 million less when compared to June 30, 2015. Tier II Capital remained relatively stable when compared to June 30, 2015, and reached R$29,399 million at the end of the third quarter.

Taking into consideration our current capital base, and if we immediately applied the Basel III rules established by the Brazilian Central Bank in full, our core capital (Common Equity Tier I) would be 12.4% on September 30, 2015, taking into consideration the use of tax credits. This scenario is presented in the following chart.

Estimated Core Capital Ratio (Common Equity Tier I)

1 Includes deductions of Goodwill, Intangible Assets, Tax Credits from Temporary Differences, Pension Fund Assets, Equity Investments in Insurance and similar companies. 2 Includes the increase of the multiplier of the market risk, operational risk and certain credit risk accounts. This multiplier, which is at 9.09 nowadays, will be to 12.5 in 2019. 3 Does not include any reversal of the complementary allowance for loan losses.

Solvency Ratios | Prudential Conglomerate

As at September 30, 2015, our BIS ratio reached 16.1%, a decrease of 110 basis points from June 30, 2015. The decrease in the quarter was mainly driven by the increase in tax credits balance. The increase in total risk-weighted assets (RWA) was also impacted by the increase in the loan operations balance due to foreign exchange variation.

Our BIS ratio exceeds the minimum of 11% required by the Brazilian Central Bank and represents an excess capital of R$39.6 billion, allowing for an increase of up to R$359.5 billion in credit assets based on 100% risk-weighting category.

Subordinated Debt and Referential Equity Tier II

September 30, 2015

As at September 30, 2015, the account balance of the subordinated debt reached R$65,910 million, an increase of 11.3% from the previous quarter, mainly due to the depreciation of the Brazilian real against the U.S. dollar, which affected the balance of debts issued in foreign currency.

(*) Similar institutions are consortium managers, payment institutions, companies that acquire operations or directly or indirectly assume credit risk, and investment funds in which the conglomerate substantially retains risks and benefits. (**) According to present rules, we calculated the Referential Equity considering the balance of Subordinated Debt for December 2012.

Itaú Unibanco Holding S.A.	40

Management Discussion & Analysis	Capital Ratios (BIS)

Risk Exposure

		Prudential	Financial
In R$ millions, end of period	3Q15	2Q15	3Q14
Credit Risk-weighted Assets (RWACPAD)	728,976	681,622	687,783
FPR at 2%	219	101	70
FPR at 20%	6,873	6,085	3,456
FPR at 35%	9,667	9,050	7,711
FPR at 50%	49,583	42,723	34,347
FPR at 75%	138,755	142,557	141,701
FPR at 85%	151,295	142,034	139,583
FPR at 100%	304,598	275,611	291,638
FPR at 250%	35,744	36,339	33,747
FPR at 300%	17,918	13,362	17,421
FPR up to 1250% ¹	2,400	1,407	6,948
Derivatives – future potential gain and variation of the counterparty credit quality	11,924	12,353	11,160
Operational Risk-weighted Assets (RWAOPAD)	28,623	35,509	36,817
Market Risk-weighted Assets (RWAMPAD)	17,062	19,262	26,848
Gold, foreign currency and operations subject to exchange rate variation (RWACAM)	3,435	7,605	12,244
Operations subject to interest rate variation (RWAJUR)	11,844	9,957	12,636
Operations subject to commodity price variations (RWACOM)	574	573	1,000
Operations subject to stock price variation (RWAACS)	1,209	1,128	968
Total Risk-weighted Exposure (RWA) [RWACPAD+ RWAOPAD+RWAMPAD]	774,662	736,393	751,448

Note: FPR - Weighting Factor.

¹ Includes the application of the “F” factor, as required by Article 29 of Circular No. 3,644/13.

On September 30, 2015, total risk-weighted exposure amounted to R$774,662 million, an increase of R$38,269 million when compared to June 30, 2015, mainly due to the increase of our credit risk-weighted assets (RWACPAD), which reached R$728,976 million on September 30, 2015. This variance was mainly driven by the increase in tax credits balance and by the increase in the loan operations balance due to foreign exchange variation.

In the third quarter of 2015, the operational risk-weighted assets (RWAOPAD) reached R$28,623 million, a decrease of R$6,886 million when compared to June 30, 2015. The RWAOPAD is calculated every six months, according to Circulars Nos. 3,640, 3,675, and 3,739 of the Brazilian Central Bank.

On September 30, 2015, market risk-weighted assets (RWAMPAD) totaled R$17,062 million, a decrease of R$2,199 million when compared to June 30, 2015, mainly due to the lower portion required for exposure to gold, foreign currency and operations subject to exchange rate variation (RWACAM).

Evolution of the Composition of the Risk-weighted Exposure

Credit Risk-weighted Exposure

Risk-weighted ROA

In the third quarter of 2015, the annualized recurring return on average assets reached 1.9%, stable when compared to the third quarter of 2014.

The annualized recurring return on average risk-weighted assets was 3.2% this quarter, an increase of 30 basis points when compared to the same period of the previous year.

In this period, risk-weighted leverage was 6.2, an increase of 40 basis points when compared to the previous quarter, mainly driven by a higher total risk-weighted exposure (RWA).

Itaú Unibanco Holding S.A.	41

Management Discussion & Analysis	Risk Management

Corporate Principles of Risk and Capital Management

We regard risk management as an essential instrument for optimizing the use of resources and selecting the best business opportunities in order to create value to our shareholders.

Risk management encompasses the entire institution and is in line with the guidelines of the Board of Directors and Senior Management, which, through Superior Committees, determine the overall goals, expressed as targets and limits for the risk management business units. Meanwhile, the control and capital management units support Itaú Unibanco’s management by means of monitoring processes and risk and capital analysis.

We adopt a prospective approach regarding capital management, which comprises the following phases: identification and analysis of material risks, capital planning, stress test analysis focused on the impact of severe events on our capitalization level, maintenance of a contingency plan, internal capital adequacy assessment and preparation of periodic management reports.

For further information on the risk and capital management structure, please refer to the Investor Relations website at www.itau.com.br/ investor-relations Corporate Governance >> Risk Management — Pillar 3.

Credit Risk

Our credit risk management is aimed at maintaining the loan portfolio quality at levels consistent with our risk appetite for each market segment in which we operate.

The credit risk control is centralized and carried out by an independent executive area responsible for risk control. The main responsibilities include monitoring and controlling the performance of loan portfolios, and managing the process of development, review and approval of institutional credit risk policies. Our centralized process for approving policies and validating models ensures the synchronization of credit actions.

Operational Risk

Our operational risk management structure is composed of operational risk management and control activities aimed at supporting the organization in decision-making processes, always aiming at the proper identification and evaluation of risks, the creation of value for shareholders, as well as the protection of our assets and image.

Liquidity Risk

Liquidity risk is defined as the possibility that we fail to efficiently meet expected and unexpected, current and future, obligations, including those related to guarantees, without affecting our daily operations and incurring significant losses.

The liquidity risk measurement comprises all financial operations of our companies, as well as possible contingent or unexpected exposures, such as those arising from settlement services, provision of endorsements and sureties and lines of credit raised but not used.

Market Risk

Our market risk is controlled by a department independent from the business units and responsible for carrying out, on a daily basis: (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) applying, analyzing and testing stress scenarios, (iv) reporting risk results to those accountable for in the business units, in accordance with our governance, (v) monitoring the actions required to adjust positions and/or risk levels to make them feasible, and (vi) supporting the safe launch of new financial products. To this end, Itaú Unibanco has a structured communication and information process that provides feedback for the monitoring of the Superior Committees and compliance with the requirements of Brazilian and foreign regulatory bodies.

VaR of Itaú Unibanco

Our Consolidated VaR is mostly calculated by the “Historical Simulation” approach. This methodology fully reprices the positions using the real historical distribution of assets.

The market risk exposure of the portfolios of Itaú Unibanco and its foreign subsidiaries is presented in the VaR by Risk Factor Group table below, which shows where the higher concentrations of market risk are.

The increase in the total VaR compared to the previous quarter is mainly due to the increase in market volatility and to the changes in positions, which, in the aggregate, changed the correlation effects of the portfolio. The increase in the total VaR in foreign units was also impacted by the foreign exchange rate variations in the period.

VaR by Risk Factor (1)

In R$ millions, at the end of period	3Q15	2Q15
Itaú Unibanco
Brazilian Interest rates	212.9	137.1
Other Foreign Interest rates	122.0	86.5
FX rates	33.3	49.1
Brazilian Inflation Indexes	233.9	145.6
Equities and Commodities	34.1	22.9
Foreign Units
Itaú BBA International (3)	9.1	1.9
Banco Itaú Argentina (2)	9.1	6.4
Banco Itaú Chile (2)	9.5	5.3
Banco Itaú Uruguay (4)	2.8	1.2
Banco Itaú Paraguay (3)	1.9	2.9
Banco Itaú BBA Colombia (2)	1.4	1.4
Diversification Effect	(353.6)	(235.5)
Total VaR	316.3	224.8
Maximum VaR in the Quarter	340.7	226.9
Average VaR in the Quarter	214.1	195.9
Minimum VaR in the Quarter	152.3	161.0

(1) Values represented above consider 1 day as time horizon and 99% confidence. (2) VaR calculated by historical simulation approach as of the first quarter of 2015. (3) VaR calculated by the Parametric approach. (4) VaR calculated by historical simulation as of this quarter.

Evolution of Itaú Unibanco’s VaR

Capital Sufficiency

Through the Internal Capital Adequacy Assessment Process (ICAAP), we aim to assess the sufficiency of regulatory capital to cover our risks, represented by the regulatory capital for our credit, market and operational risks, as well as the capital required to cover other risks.

Itaú Unibanco Holding S.A.	42

3rd quarter of 2015

Management Discussion & Analysis

Business Analysis

Itaú Unibanco Holding S.A.

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Itaú Unibanco Holding S.A.	44

Management Discussion & Analysis	Segment Analysis

Pro Forma Adjustments

Adjustments made to the balance sheet and income statement for the year are based on managerial information from the business units.

The financial statements were adjusted in order to replace the accounting stockholders’ equity with funding at market prices. Subsequently, the financial statements were adjusted to include revenues linked to allocated capital at each segment. The cost of subordinated debt and the respective remuneration at market prices were allocated to segments on a pro rata basis, in accordance with the economic allocated capital.

As of the first quarter of 2015, we changed the presentation of our segments in order to reflect them with the bank’s current organizational structure. We report the following segments: (a) Retail Banking, (b) Wholesale Banking and (d) Activities with the Market + Corporation. Retail Banking include the previous Commercial Banking – Retail and Consumer Credit – Retail segments, with the transfer of the Private Bank and Latam operations to the Wholesale Banking.

The Activities with the Market + Corporation column presents the result from excess capital, excess subordinated debt and the net balance of tax assets and liabilities. It also shows the financial margin with the market, costs of Treasury operations, the equity pickup of companies not linked to each segment and our stake in Porto Seguro.

Allocated Capital

Impacts related to capital allocation are included in the Pro Forma financial statements. To this end, adjustments were made to the financial statements, using a proprietary model.

The economic allocated capital model (EAC) was adopted for the Pro Forma financial statements by segment and, as of 2015, we changed our calculation methodology. In addition to the Tier I allocated capital, the EAC model includes the effects of the calculated expected loan losses, complementary to that required by the Brazilian Central Bank through CMN Circular No. 2,682/99.

Accordingly, the allocated capital considers the following components: credit risk (including expected losses), operational risk, market risk, and insurance underwriting risk.

Based on Tier I capital measure we determined the Return on Allocated Capital, which corresponds to an operational performance ratio consistently adjusted to the required capital needed to support the risks of the financial positions assumed in accordance with our risk appetite.

Income Tax Rate

We adopt the full income tax rate, net of the tax effect of payment of interest on capital, for the Retail Banking, Wholesale Banking and Activities with the Market + Corporation segments. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in the consolidated financial statements, is stated in the column Activities with the Market + Corporation.

Itaú Unibanco Holding S.A.	45

Management Discussion & Analysis	Segment Analysis

The Pro Forma financial statements of the Retail Banking, Wholesale Banking and Activities with the Market + Corporation presented below, are based on managerial information derived from internal models, to more accurately reflect the activities of the business units. As of the first quarter of 2015, we changed our segments presentation and our Economic Allocated Capital calculation methodology.

Pro Forma Balance Sheet by Segment | On September 30, 2015

In R$ millions	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	Itaú Unibanco
Assets
Current and Long-Term Assets	812,726	529,413	121,093	1,303,953
Cash and Cash Equivalents	14,901	3,278	-	18,138
Short-term Interbank Investments	266,539	88,536	-	229,677
Securities and Derivative Financial Instruments	186,453	150,831	34,249	345,844
Interbank and Interbranch Accounts	66,158	5,123	-	69,906
Loan, Lease and Other Credit Operations	222,181	255,018	-	477,198
(Allowance for Loan Losses)	(15,811)	(7,397)	-	(23,208)
(Complementary Expected Loss Provisions)	-	-	(10,985)	(10,985)
Other Assets	72,306	34,024	97,829	197,382
Foreign Exchange Portfolio	8,145	17,571	44,246	64,209
Others	64,160	16,453	53,583	133,173
Permanent Assets	14,856	2,071	1,813	18,740
Total Assets	827,582	531,484	122,906	1,322,693
Liabilities and Equity
Current and Long-Term Liabilities	790,531	490,423	93,907	1,215,583
Deposits	240,505	177,745	-	300,729
Deposits Received under Securities Repurchase Agreements	261,876	56,059	-	317,914
Funds from Acceptances and Issue of Securities	57,633	34,343	-	59,478
Interbank and Interbranch Accounts	6,539	4,937	-	11,473
Borrowings and Onlendings	10,643	93,937	-	104,580
Derivative Financial Instruments	27	45,350	-	42,346
Other Liabilities	115,254	49,970	93,907	252,927
Foreign Exchange Portfolio	8,338	17,035	43,521	63,140
Others	106,917	32,935	50,386	189,787
Technical Provisions for Insurance, Pension Plans and Premium Bonds	98,053	28,082	-	126,136
Deferred Income	1,469	439	-	1,908
Minority Interest in Subsidiaries	1,761	-	87	1,849
Economic Allocated Capital - Tier I (*)	33,820	40,622	28,911	103,353
Total Liabilities and Equity	827,582	531,484	122,906	1,322,693

(*) The Economic Capital allocated to the Activities with the Market + Corporation column contains all the excess capital of the institution in order to arrive at the accounting net equity.

Pro Forma Income Statement by Segment | 3rd quarter of 2015

In R$ millions	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	Itaú Unibanco
Operating Revenues	17,619	6,824	2,502	26,945
Managerial Financial Margin	10,220	4,893	2,482	17,595
Financial Margin with Clients	10,220	4,893	206	15,319
Financial Margin with the Market	-	-	2,276	2,276
Banking Service Fees and Income from Banking Charges	5,248	1,824	10	7,082
Result from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	2,151	106	11	2,268
Result from Loan Losses	(3,331)	(1,358)	36	(4,653)
Provision for Loan Losses	(4,338)	(1,445)	36	(5,747)
Recovery of Loans Written Off as Losses	1,007	87	-	1,094
Retained Claims	(425)	(12)	-	(437)
Operating Margin	13,864	5,453	2,538	21,855
Other Operating Income/(Expenses)	(9,299)	(2,867)	(582)	(12,748)
Non-interest Expenses	(7,956)	(2,549)	(401)	(10,906)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,079)	(316)	(179)	(1,574)
Insurance Selling Expenses	(264)	(2)	(2)	(268)
Income before Tax and Minority Interests	4,565	2,586	1,956	9,108
Income Tax and Social Contribution	(1,573)	(808)	(530)	(2,911)
Minority Interests in Subsidiaries	(75)	-	(4)	(79)
Recurring Net Income	2,917	1,778	1,422	6,117
Recurring Return on Average Allocated Capital	33.6%	18.0%	20.4%	24.0%
Efficiency Ratio (ER)	50.2%	39.3%	17.3%	44.2%
Risk-Adjusted Efficiency Ratio (RAER)	71.2%	60.2%	15.7%	63.1%

Note: Non-interest Expenses considers Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.

Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

Itaú Unibanco Holding S.A.	46

Management Discussion & Analysis	Segment Analysis

The Pro Forma financial statements of the Retail Banking, Wholesale Banking and Activities with the Market + Corporation presented below, are based on managerial information derived from internal models, to more accurately reflect the activities of the business units. As of the first quarter of 2015, we changed our segments presentation and our Economic Allocated Capital calculation methodology.

Pro Forma Balance Sheet by Segment | On June 30, 2015

In R$ millions	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	Itaú Unibanco
Assets
Current and Long-Term Assets	770,498	485,232	118,998	1,210,691
Cash and Cash Equivalents	15,519	2,489	-	18,005
Short-term Interbank Investments	230,636	82,284	-	192,433
Securities and Derivative Financial Instruments	185,868	138,988	44,479	334,727
Interbank and Interbranch Accounts	61,184	4,738	-	64,651
Loan, Lease and Other Credit Operations	224,574	232,889	-	457,463
(Allowance for Loan Losses)	(14,934)	(6,867)	-	(21,801)
(Complementary Expected Loss Provisions)	-	-	(6,330)	(6,330)
Other Assets	67,650	30,712	80,849	171,543
Foreign Exchange Portfolio	8,357	18,027	45,393	65,875
Others	59,293	12,685	35,456	105,669
Permanent Assets	16,162	1,911	1,746	19,819
Total Assets	786,660	487,143	120,744	1,230,510
Liabilities and Equity
Current and Long-Term Liabilities	748,326	448,519	93,722	1,126,530
Deposits	245,839	150,754	-	280,443
Deposits Received under Securities Repurchase Agreements	225,576	86,474	-	305,300
Funds from Acceptances and Issue of Securities	56,010	28,808	-	52,175
Interbank and Interbranch Accounts	6,553	3,898	-	10,448
Borrowings and Onlendings	14,093	78,045	-	92,138
Derivative Financial Instruments	37	25,255	-	23,912
Other Liabilities	104,869	48,981	93,722	240,461
Foreign Exchange Portfolio	8,772	17,922	45,637	66,429
Others	96,097	31,059	48,085	174,033
Technical Provisions for Insurance, Pension Plans and Premium Bonds	95,349	26,303	-	121,652
Deferred Income	1,104	396	-	1,499
Minority Interest in Subsidiaries	1,687	-	83	1,770
Economic Allocated Capital - Tier I (*)	35,543	38,229	26,939	100,711
Total Liabilities and Equity	786,660	487,143	120,744	1,230,510

(*) The Economic Capital allocated to the Activities with the Market + Corporation column contains all the excess capital of the institution in order to arrive at the accounting net equity.

Pro Forma Income Statement by Segment | 2nd quarter of 2015

In R$ millions	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	Itaú Unibanco
Operating Revenues	17,711	6,008	1,620	25,339
Managerial Financial Margin	10,544	4,116	1,576	16,235
Financial Margin with Clients	10,544	4,116	14	14,673
Financial Margin with the Market	-	-	1,561	1,561
Banking Service Fees and Income from Banking Charges	5,108	1,786	13	6,906
Result from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	2,060	106	32	2,198
Result from Loan Losses	(2,727)	(1,645)	(14)	(4,387)
Provision for Loan Losses	(3,733)	(1,773)	(14)	(5,520)
Recovery of Loans Written Off as Losses	1,005	128	-	1,133
Retained Claims	(372)	(13)	-	(385)
Operating Margin	14,612	4,350	1,606	20,567
Other Operating Income/(Expenses)	(8,640)	(2,607)	(445)	(11,692)
Non-interest Expenses	(7,309)	(2,314)	(356)	(9,979)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,064)	(292)	(88)	(1,445)
Insurance Selling Expenses	(267)	(1)	(1)	(268)
Income before Tax and Minority Interests	5,972	1,742	1,161	8,875
Income Tax and Social Contribution	(2,079)	(471)	(111)	(2,661)
Minority Interests in Subsidiaries	(78)	-	(2)	(79)
Recurring Net Income	3,815	1,271	1,048	6,134
Recurring Return on Average Allocated Capital	42.9%	13.5%	16.5%	24.8%
Efficiency Ratio (ER)	45.7%	40.6%	23.2%	42.9%
Risk-Adjusted Efficiency Ratio (RAER)	62.7%	69.4%	24.2%	61.8%

Note: Non-interest Expenses considers Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.

Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

Itaú Unibanco Holding S.A.	47

Management Discussion & Analysis	Segment Analysis

Retail Banking

The revenues from Retail Banking come from the offer of banking products and services to retail and high-income clients and very small and small companies, in addition to financial products and services offered to our non-account holder clients, including vehicle financing and credit cards offered outside the branch network, and Itaú BMG Consignado operations.

In the third quarter of 2015, recurring net income for the segment totaled R$2,917 million, a 23.6% decrease from the previous quarter.

The decrease in the quarter was mainly due to (i) decrease of R$324 million, or 3.1%, in financial margin with clients, to R$10,220 million, (ii) increase of R$605 million, or 16.2%, in provision for loan losses, and (iii) increase of R$647 million, or 8.9%, in non-interest expenses.

With positive effect on the net income, banking service fees and income from banking charges, which amounted to R$5,248 million, increased R$140 million, or 2.7%, when compared to the previous period. Additionally, the result from insurance, pension plan and premium bonds before retained earnings and selling expenses reached R$2,151 million in the current period, an increase of 4.4%, or R$91 million, in the quarter.

The Retail Banking annualized return on allocated capital reached 33.6% in the quarter. The efficiency ratio was 50.2% and the risk-adjusted efficiency ratio reached 71.2%.

Loan Portfolio – Retail Banking

At the end of September 2015, loan portfolio totaled R$222,181 million.

Coverage ratio for NPL over 90 days (without complementary allowance) reached 128% on September 30, 2015, decreasing 300 basis points from June 30, 2015.

Allowance for Loan Losses and Coverage Ratio

Wholesale Banking

The revenues from the Wholesale Banking segment come from: i) activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services, ii) the result from our units abroad, and iii) products and services offered to middle market companies, high-net worth clients (Private Banking) and institutional clients.

In the third quarter of 2015, operating revenues amounted to R$6,824 million, an increase of 13.6%, or R$816 million from the previous quarter, mainly due to the increase of 18.9% in financial margin and of 2.2% in banking service fees and income from banking charges.

The result from loan losses totaled R$1,358 million in the third quarter of 2015, a decrease of 17.4% mainly due to the reinforcement of provisions in the previous quarter. Non-interest expenses increased 10.1%, or R$235 million, from the second quarter of 2015 and totaled R$2,549 million in the current period.

Therefore, the increase in the Wholesale Banking net income was 39.9% from the previous quarter, reaching R$1,778 million in the third quarter of 2015.

Return on allocated capital reached 18.0% per year. In the third quarter of 2015, the efficiency ratio was 39.3% and the risk-adjusted efficiency ratio reached 60.2%.

Loan Portfolio – Wholesale Banking

As at September 30, 2015, loan portfolio totaled R$255,018 million.

Coverage ratio for NPL over 90 days (without complementary allowance) reached 207% in the end of third quarter of 2015, 2,000 basis points higher than the previous quarter. This increase was basically due to the lower balance of 90 days overdue loans and to the higher allowance for loan losses at the end of September 2015.

Allowance for Loan Losses and Coverage Ratio

Itaú Unibanco Holding S.A.	48

Management Discussion & Analysis	Segment Analysis

Middle Market

Aiming at a more specialized service structure, since 2013 part of the medium sized business sub-segment has become part of the Wholesale Banking. This sub-segment serves approximately 30 thousand clients (economic groups) with sales between R$30 million and R$300 million.

Our result is well balanced between earnings from loans and services. Our risk appetite continues to focus on high-rating clients, and 74.7% of loans are granted to B2 and higher ratings.

Our loan portfolio (including sureties and endorsements) increased 3.7% from the second quarter of 2015, basically due to foreign exchange products.

Large Companies

Our clients are around 3,500 large corporate groups and over 190 financial institutions. We offer them a broad portfolio of banking products and services, from cash management to structured operations and transactions in capital markets.

The loan portfolio (including endorsements and sureties) increased 4.6% from the second quarter of 2015, due to transactions in both local currency and foreign currency.

In our loan portfolio, 90,7% of credits are rated “AA”, “A” and “B”, according to criteria set forth in Resolution No. 2,682 of the National Monetary Council.

For derivatives, we maintained our relevant position in CETIP (Clearing House for the Custody and Financial Settlement of Securities). We focused on operations that hedge our clients’ exposures to foreign currencies, interest rates and commodities.

Investment Banking

Fixed Income: from January to September 2015, we took part in operations with debentures, promissory notes and securitization, which totaled R$12.3 billion. In international fixed-income issues, we originated deals of US$941 million with Latin-American companies from January to September 2015, according to Dealogic data(*).

(*) Includes only transactions in US dollars and local currency above US$50 million.

Mergers and Acquisitions: in the period from January to September 2015, we were leaders in the Thomson Reuters ranking for the number of operations, with a total volume of US$5.6 billion.

Project Finance: for the second consecutive year, we were recognized by LatinFinance as the “Best Infrastructure Bank in Brazil.” Once again, this award places us in a prominent position in relation to other financial institutions.

Wealth Management and Services

Asset Management

In September 2015, we reached R$469.1 billion(*) in managed assets, accounting for 16.0% of the market. In the last 12 months, the volume of managed assets grew 20.9% in total, and noteworthy were fixed income and money market funds. In addition to a strong local presence, we are present in the world’s major financial centers, with strategically allocated professionals, searching for opportunities and investment solutions appropriate for different customer profiles.

(*)Source: ANBIMA (Brazilian Financial and Capital Markets Association) – September 2015. Considers Itaú Unibanco and Intrag.

Securities Services

With four business lines, the Securities Services area serves both publicly and closely-held companies, pension funds, asset management and international investors, totaling 3,395 clients in 22 countries. We ended September 2015 with a custody market share of 23.2% and a total of R$1,018 billion in assets under custody. Our business lines are:

Local Custody and Fiduciary Administration: we offer custody and accounting services for portfolios, investment, mutual and pension funds, services of fund administration, rebalancing fund services and contracting of service providers. We ended September with R$873 billion under custody, an increase of 10% from the same period of 2014.

International Custody: we offer services of custody and representation to investors from outside Brazil, custody of ADR programs and depositary services for Brazilian Depositary Receipts (BDR) programs. We ended September with R$146 billion under custody, a decrease of 16% from the same period of 2014.

Corporate Solutions: we offer many solutions for capital markets, such as the control of stock option programs, bookkeeping, debentures, settlement and custody of promissory notes and bank credit notes. We also work as guarantee agents in operations of Project Finance, Escrow Accounts, and loan and financing contracts. We are leaders in the bookkeeping of shares, providing services to 222 companies listed on the BM&F Bovespa, representing 61.8% of the total, and we are also the leaders in the bookkeeping of debentures, acting as bookkeeper of 511 issues as of September 2015.

Source: Itaú Unibanco, ANBIMA (Brazilian Financial and Capital Markets Association) and BM&F Bovespa – September 2015.

Private Bank

With a full global wealth management platform, we are market leaders in Brazil and one of the main players in Latin America. Our multidisciplinary team, which comprises private bankers, investment advisers and product experts, serves our clients from our eight offices in Brazil and in our offices located in Zurich, Miami, New York, Santiago, Montevideo, Asuncion and Nassau.

Activities Abroad

Our activities abroad include business with retail clients and large companies, and investment banking activities in eighteen countries outside Brazil.

Additional information is available on the next pages.

Itaú Unibanco Holding S.A.	49

Management Discussion & Analysis	Activities Abroad

In Argentina, Chile, Paraguay and Uruguay, we serve the retail banking, companies, corporate and treasury segments, with commercial banking as our main focus. In Peru, we have an Itaú BBA representation office and in Colombia we are gradually intensifying our presence through our corporate and investment banking operation. In Mexico, we are in the process of opening a full-service broker-dealer.

In Chile, the merger between Itaú Chile and CorpBanca was approved by the respective shareholders' meetings as well as by the regulatory authorities in Chile, Brazil, Colombia and Panama. As provided in the amendment to the Transaction Agreement dated of June 2nd, 2015, the merger of Itaú Chile with and into CorpBanca shall not occur prior to January 1st,2016, nor later than May 2nd, 2016.

Additionally, we have operations in Europe (Portugal, United Kingdom, Spain, France, Germany and Switzerland), in the United States (Miami and New York), in the Caribbean (Cayman Islands and Bahamas), in the Middle East (Dubai), and in Asia (Hong Kong, Shanghai and Tokyo), mainly serving institutional, investment banking, corporate and private banking clients.

Information about our number of employees abroad and the international service network is presented below:

Employees Abroad

International Service Network

Itaú Unibanco Holding S.A.	50

Management Discussion & Analysis	Activities Abroad

Latin America

Our operations in Latin America are mainly focused on commercial banking, concentrated in the Southern Cone (Argentina, Chile, Paraguay and Uruguay). We also operate in Colombia in investment banking and corporate segments, in Peru, in the corporate segment through a representation office. In Mexico, we are in the process of opening a full-service broker-dealer.

Latin America is a priority for our international expansion due to the geographic and cultural proximity to Brazil. Our purpose is to be recognized as the “Latin American Bank”, becoming a reference in the region for all financial services provided to individuals or companies.

We have expanded our business in the region in a sustainable manner over the past years and our priority now is to gain economies of scale, maintain a strong presence in the local retail markets and strengthen our relationships with local companies.

We present the consolidated results for Latin America¹ as well as for its respective countries in constant currency², including the adjustments by local hedging effects³.

Income Statement | Latin America (1)

In R$ millions	3Q15	2Q15 (2)	change
Operating Revenues	1,616	1,577	2.5%
Financial Margin	1,055	1,050	0.5%
Banking Service Fees and Income from Banking Charges	520	483	7.7%
Other Income	41	44	-6.6%
Result from Loan Losses	(109)	(151)	-28.1%
Retained Claim Losses	(6)	(10)	-37.5%
Other Operating Expenses	(916)	(882)	3.9%
Non-Interest Expenses	(915)	(881)	3.8%
Insurance Selling Expenses	(1)	(1)	85.3%
Income before Tax and Profit Sharing	585	534	9.5%
Income Tax and Social Contribution	(124)	(113)	9.5%
Profit Sharing	(3)	(4)	-38.6%
Recurring Net Income	458	417	10.0%
Return on Average Equity - Annualized	15.9%	15.2%	70	bps
Return on Average Assets - Annualized	2.1%	2.0%	10	bps
Efficiency Ratio	56.9%	56.3%	60	bps

Net income for the third quarter of 2015 amounted to R$458 million, a 10.0% increase from the second quarter of this year. The financial margin is in line with the previous quarter and the banking service fees increased 7.7% to R$520 million in the period, mainly due to commissions in the corporate segment in Chile (investment structuring) and commissions from economic and financial advisory services and cards in Argentina.

The result from loan losses decreased 28.1% in the quarter, mainly driven by lower allowances for loan losses in Argentina (due to the reclassification of clients in the companies segment).

Non-interest expenses recorded a 3.8% increase from the second quarter, mainly due to the increase in personnel expenses.

(1) Includes our operations in Argentina, Chile, Paraguay, Uruguay, Colombia and Mexico.

(2) Consists of the elimination of foreign exchange variation, which is obtained by the application of the average foreign exchange rate of September 2015 to all periods analyzed.

(3) Excludes the effects of the investment hedge in 2Q15 and 3Q15

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Management Discussion & Analysis	Activities Abroad

Balance Sheet | Latin America (1)

In R$ millions, end of period	3Q15	2Q15 (2)	change
Assets
Current and Long-Term Assets	88,745	83,141	6.7%
Cash and Cash Equivalents	6,765	6,477	4.4%
Short-Term Interbank Investments	6,231	5,031	23.8%
Securities and Derivative Financial Instruments	8,104	8,202	-1.2%
Interbank and Interbranch Accounts	6,675	6,063	10.1%
Loan, Lease and Other Credit Operations	56,725	54,953	3.2%
(Allowance for Loan Losses)	(1,132)	(1,140)	-0.7%
Other Assets	5,377	3,557	51.2%
Permanent Assets	1,065	1,044	2.1%
Total Assets	89,810	84,185	6.7%
Liabilities and Equity
Current and Long-Term Liabilities	78,005	72,913	7.0%
Deposits	54,461	51,999	4.7%
Deposits Received under Securities Repurchase Agreements	1,089	802	35.8%
Funds from Acceptances and Issue of Securities	8,127	7,467	8.8%
Interbank and Interbranch Accounts	470	431	8.9%
Borrowings and Onlendings	2,820	3,436	-17.9%
Derivative Financial Instruments	2,123	1,571	35.1%
Foreign Exchange Portfolio	2,220	1,735	27.9%
Other Liabilities	6,603	5,387	22.6%
Technical Provisions for Insurance, Pension Plans and Premium Bonds	94	84	10.9%
Deferred Income	6	5	18.9%
Minority Interests	0	3	-84.2%
Stockholders´ Equity	11,799	11,264	4.7%
Total Liabilities and Equity	89,810	84,185	6.7%

Assets (1)

Our assets totaled R$89.8 billion in September 2015, increasing 6.7% from June 2015 and 18.4% from September 2014. Of these total assets, 56.2% are located in Chile.

Asset

Asset Breakdown

Loan Portfolio (1)

The total loan portfolio increased 3.2% when compared to June 2015, to R$56.7 billion. The increase was 10.8% when compared to the same period of the previous year.

Loan Portfolio

Loan Portfolio by Country and Segment │September 2015

Loan Portfolio by Country - Breakdown

Individual Loan Portfolio - Breakdown

(1) Includes our operations in Argentina, Chile, Paraguay, Uruguay, Colombia and Mexico.

(2) Constant currency for 09/30/15. The elimination of the exchange rate variation impact was obtained by applying the exchange rate of 09/30/15 to all periods.

Itaú Unibanco Holding S.A.	52

Management Discussion & Analysis	Activities Abroad

Argentina

Total assets in Argentina reached R$7.2 billion, a 0.8% increase when compared to the previous quarter and a 12.6% increase from September 2014, mainly due to an increase in repurchase agreements. The loan portfolio reached R$4.7 billion, decreasing 0.9% from June 2015 and increasing 2.6% when compared to the same period of 2014. Stockholders’ equity reached R$982.6 million, and net income was R$110 million in the quarter, mainly due to more positive results in treasury operations.

Loan Portfolio | Argentina

Income Statement | Argentina

In R$ millions	3Q15	2Q15	change
Operating Revenues	478	409	16.8%
Financial Margin	331	278	19.2%
Banking Service Fees and Income from Banking Charges	142	130	9.1%
Other Income	5	1	276.6%
Result from Loan Losses	(18)	(46)	-60.8%
Non-Interest Expenses	(283)	(268)	5.6%
Income before Tax and Profit Sharing	177	95	85.8%
Income Tax and Social Contribution	(65)	(37)	76.7%
Profit Sharing	(2)	(2)	10.6%
Recurring Net Income	110	57	94.0%
Return on Average Equity - Annualized	47.3%	26.8%	2,050	bps
Return on Average Assets - Annualized	6.1%	3.2%	290	bps
Efficiency Ratio	59.2%	65.4%	-620	bps

Chile

Our business in Chile is mainly focused on retail and high-income clients, in addition to operations in the companies and corporate segments.

Total assets in Chile amounted to R$50.4 billion in September 2015, increasing 7.1% when compared to the previous quarter and 13.4% from September 2014. The loan portfolio reached R$37.1 billion, increasing 2.8% in the quarter and 7.8% from September 2014, mainly driven by the larger volume of credit cards. Loans to individuals in Chile account for 70.8% of our operations with individuals in Latin America (ex-Brazil), and 67.4% of this portfolio involves mortgage loans. Loans to companies in Chile account for 62.2% of the companies portfolio in Latin America (ex-Brazil). Stockholders’ equity in this period totaled R$6.7 billion, and net income reached R$128 million mainly due to the positive results in treasury operations in the second quarter, which did not occur in the current quarter.

Loan Portfolio | Chile

Income Statement | Chile

In R$ millions	3Q15	2Q15	change
Operating Revenues	503	564	-10.8%
Financial Margin	353	421	-16.0%
Banking Service Fees and Income from Banking Charges	121	102	18.1%
Other Income	28	41	-29.8%
Result from Loan Losses	(69)	(73)	-6.7%
Retained Claim Losses	(6)	(10)	-37.5%
Other Operating Expenses	(273)	(275)	-0.5%
Non-Interest Expenses	(272)	(274)	-0.7%
Insurance Selling Expenses	(1)	(1)	85.3%
Income before Tax and Profit Sharing	154	205	-24.8%
Income Tax and Social Contribution	(27)	(45)	-41.2%
Recurring Net Income	128	160	-20.2%
Return on Average Equity - Annualized	7.7%	10.0%	-230	bps
Return on Average Assets - Annualized	1.0%	1.4%	-40	bps
Efficiency Ratio	55.0%	49.5%	550	bps

(1) Constant currency for 09/30/15. The elimination of the exchange rate variation impact was obtained by applying the exchange rate of 09/30/15 to all periods.

Itaú Unibanco Holding S.A.	53

Management Discussion & Analysis	Activities Abroad

Paraguay

Our strategy for the commercial (retail) and companies segments over the past few years resulted in a significant increase in market share. We hold the leading position among banks in Paraguay in terms of results and efficiency ratio (data provided by the Central Bank of Paraguay, September 2015).

Our assets in Paraguay totaled R$13.1 billion, increasing 4.2% in the quarter and 31.2% in the year. The loan portfolio reached R$7.0 billion, increasing 5.0% in the quarter and 18.6% in the year. The loan portfolio growth came from foreign currency lending to the cattle raising sector, and from local currency lending to corporations.

Stockholders’ equity totaled R$1.8 billion, and net income in the quarter was R$131 million, an increase of 2.7% when compared to the previous quarter, mainly driven to the decrease in the allowance for loan losses (due to improvement of client classification).

Loan Portfolio | Paraguay

Income Statement | Paraguay

In R$ millions	3Q15	2Q15	change
Operating Revenues	259	260	-0.6%
Financial Margin	189	190	-0.4%
Banking Service Fees and Income from Banking Charges	71	71	0.1%
Other Income	(1)	(1)	-
Result from Loan Losses	(7)	(15)	-50.8%
Non-Interest Expenses	(108)	(105)	3.6%
Income before Tax and Profit Sharing	143	141	1.6%
Income Tax and Social Contribution	(12)	(13)	-9.8%
Recurring Net Income	131	128	2.7%
Return on Average Equity - Annualized	31.2%	33.3%	-210	bps
Return on Average Assets - Annualized	4.1%	4.2%	-10	bps
Efficiency Ratio	41.9%	40.2%	170	bps

Uruguay

We are the third largest private bank in Uruguay in terms of loan portfolio (data provided by the Central Bank of Uruguay - BCU, September 2015) and we were recognized as the best bank in Uruguay by Euromoney magazine. We are also the leading player in the credit card segment through our credit card operator OCA.

Our assets totaled R$18.0 billion, increasing 9.6% from June 2015 and 26.2% from September 2014, mainly due to the loan portfolio, which reached R$7.4 billion, an increase of 6.3% when compared to the previous quarter and of 22.3% from September 2014.

Stockholders’ equity totaled R$1.8 billion in September 2015, and net income in the quarter was R$99 million, mainly due to larger gains resulting from an increase in the loan volume.

Loan Portfolio | Uruguay

Income Statement | Uruguay

In R$ millions	3Q15	2Q15	change
Operating Revenues	362	331	9.3%
Financial Margin	176	154	14.0%
Banking Service Fees and Income from Banking Charges	180	173	4.0%
Other Income	5	3	73.1%
Result from Loan Losses	(14)	(16)	-12.5%
Non-Interest Expenses	(228)	(210)	8.6%
Income before Tax and Profit Sharing	119	104	14.2%
Income Tax and Social Contribution	(19)	(17)	14.2%
Profit Sharing	(1)	(2)	-41.6%
Recurring Net Income	99	85	15.7%
Return on Average Equity - Annualized	22.7%	21.4%	130	bps
Return on Average Assets - Annualized	2.3%	2.1%	20	bps
Efficiency Ratio	63.0%	63.5%	-50	bps

(1) Constant currency for 09/30/15. The elimination of the exchange rate variation impact was obtained by applying the exchange rate of 09/30/15 to all periods.

Itaú Unibanco Holding S.A.	54

Management Discussion & Analysis	Activities Abroad

Colombia

Our presence in Colombia is growing and we aim to be one of the three main investment and wholesale banks over the course of the next years. The sectors evaluated as most attractive, are: Mining, Energy, Oil, Gas, and Infrastructure.

In September 2015, the loan portfolio totaled R$456 million, an increase of 11.1%¹ when compared to June 2015.

Peru

In Peru, we have a representation office and we are considering increasing our activities in corporate and investment banking segments, following the same strategy as in Colombia, in order to take advantage of the strong growth of this country.

Mexico

In October 2014, the Brazilian Central Bank approved the opening of a full service broker and, in November 2014, we received the approval of the local regulatory authority. The operation is expected to start in the second half of 2015.

Itaú BBA International

Our banking activities held under the corporate structure of Itaú BBA International are mainly focused on two business segments:

Corporate & Investment Banking: Headquartered in the United Kingdom and with business platforms in several cities across Europe, we serve the financial needs of companies with global operations, focusing on financing operations and investment relationships among companies in Latin America and Europe. The services offered include structured financing, hedging, trade financing and advisory to both European companies investing in Latin America and Latin American companies investing overseas.

Private Banking: Under the corporate structure of Banco Itaú BBA International, we manage private banking activities in Miami and Switzerland, offering specialized financial products and services to high networth Latin American clients.

The financial information on the Itaú BBA International consolidated operation is presented below:

Balance Sheet | Itaú BBA International

In R$ millions, end of period	3Q15	2Q15 (1)	change
Assets
Current and Long-Term Assets	37,102	36,290	2.2%
Cash and Cash Equivalents	809	826	-2.1%
Short-Term Interbank Investments	5,362	4,502	19.1%
Securities and Derivative Financial Instruments	5,940	5,315	11.8%
Loan, Lease and Other Credit Operations	19,247	18,990	1.4%
(Allowance for Loan Losses)	(0)	(1)	-42.8%
Other Assets	5,745	6,657	-13.7%
Permanent Assets	188	205	-8.1%
Total Assets	37,290	36,495	2.2%
Liabilities and Equity
Current and Long-Term Liabilities	33,048	32,286	2.4%
Deposits	16,129	13,250	21.7%
Deposits Received under Securities Repurchase Agreements	199	395	-49.7%
Funds from Acceptances and Issue of Securities	8,267	8,918	-7.3%
Interbank and Interbranch Accounts	2	2	-33.1%
Borrowings and Onlendings	903	938	-3.8%
Derivative Financial Instruments	2,447	1,911	28.1%
Foreign Exchange Portfolio	-	-	-
Other Liabilities	5,102	6,872	-25.8%
Deferred Income	74	82	-9.7%
Stockholders´ Equity	4,168	4,127	1.0%
Total Liabilities and Equity	37,290	36,495	2.2%

In September 2015, the consolidated assets of Itaú BBA International totaled R$37.3 billion, an increase of 2.2% when compared to June 2015. The loan portfolio reached R$19.2 billion, increasing 1.4%¹ in the quarter.

(1) Constant currency for 09/30/15. The elimination of the exchange rate variation impact was obtained by applying the exchange rate of 09/30/15 to all periods.

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Itaú Unibanco Holding S.A.	56

3rd quarter of 2015

Management Discussion & Analysis

Additional Information

Itaú Unibanco Holding S.A.

Management Discussion & Analysis	Ownership Structure

Itaú Unibanco Holding’s capital stock is represented by common shares (ITUB3) and non-voting shares (ITUB4), both traded at the BM&FBOVESPA. The non-voting shares are also traded as depositary receipts at NYSE (New York) and BCBA (Argentina) as ADRs and CEDEARs, respectively.

Outstanding Shares | Itaú Unibanco Holding S.A.

In thousands	Common Shares	Non-voting Shares	Total
Number of Shares	3,047,040	3,036,876	6,083,916
Treasury Shares
On 12/31/2014	2.5	53,829	53,831
Purchase of treasury shares	-	82,785	82,785
Exercised options - Granting of stock options	-	(5,872)	(5,872)
Disposals - Stock option plan	-	(5,343)	(5,343)
Bonus in Shares (10%)	0.3	8,426	8,426
On 09/30/2015 (1)	2.8	133,824	133,827
Total Shares (-) Treasury Shares	3,047,037	2,903,052	5,950,089

(1) The average cost of non-voting treasury shares was R$26.52 and of the common treasury shares was R$7.25. For further information, including information on the “Stock Option Plan”, see note 16 to the financial statements.

The management of our ownership structure aims to optimize capital allocation among the many segments that compose the conglomerate. Itaú Unibanco Holding is controlled by IUPAR, which is jointly controlled by Itaúsa and Cia. E. Johnston. Itaúsa is controlled by the members of the Egydio de Souza Aranha family while Cia. E. Johnston is controlled by the members of the Moreira Salles family.

The organizational chart below summarizes the current ownership structure as of September 30, 2015:

Note: The percentages do not consider treasury stocks .

(1) Besides the treasury stocks, the percentages do not consider the participation of controlling stockholders.

Shares Buyback

In the period from January to September 2015, we acquired(1) 86.7 million non-voting shares in the amount of R$2.5 billion for the average price of R$29.07 per share. The balance of treasury shares reached 133.8 million non-voting shares in September 2015, which is equivalent to 4.6% of the outstanding shares of the same class.

(1) All the amounts were adjusted to reflect the 10% share bonus approved at the Shareholders’ Meeting held on April 29, 2015.

Free Float - Non-voting Shares | on 09/30/2015

Itaú Unibanco Holding S.A.	58

Management Discussion & Analysis	Stock Market Performance

Stock Market Performance | 3Q15

Our common and non-voting shares were traded on all BM&FBOVESPA´s sessions in the first nine months of 2015. Additionally, our non-voting shares are included in several Stock Exchange indexes in which financial institution shares may be listed.

	(R$)	(R$)	(US$)
	Non-voting Shares	Common Shares	ADRs
	ITUB4	ITUB3	ITUB
Closing Price at 09/30/2015	26.51	24.52	6.62
Maximum price in quarter	32.11	30.71	10.22
Average price in quarter	28.37	26.93	8.05
Minimum price in quarter	24.72	23.81	6.01
Closing Price at 06/30/2015 (1)	31.11	30.19	9.95
Maximum price in 12 months(1)(2)(3)	37.07	32.66	14.74
Average price in 12 months (1)(2)	31.30	28.77	10.63
Minimum price in 12 months(1)(2)(4)	24.72	23.81	6.01
Closing Price at 09/30/2014(1)	30.79	28.57	12.62
Change in 3Q15	-14.8%	-18.8%	-33.5%
Change in the last 12 months	-13.9%	-14.2%	-47.5%
Average daily trading financial volume - in 12 months (million)(2)	489.9	4.0	170.8
Average daily trading financial volume in 3Q15 (million)	480.6	2.1	139.9

(1) Prices adjusted by the June 2015 bonus (10%).

(2) From 10/01/14 to 09/30/15;

(3) Prices on 11/24/14 for non-voting shares, on 04/24/15 for common shares and on 10/14/14 for ADRs;

(4) Prices on 08/24/15 for non-voting shares, on 09/30/15 for common shares and on 09/24/15 for ADRs.

Closing price at the end of each period (1)

(1) ITUB4, ITUB3 and ITUB historical information of 2014, 2013 and 2012 was adjusted by the June 2015, June 2014 and March 2013 bonus.

Liquidity of our shares

	3Q15	2Q15	3Q14
BM&FBovespa (ITUB4)
Total Financial Volume Traded in the spot market (in R$ million)	30,760	28,891	25,876
Volume of Transactions (in thousands)	2,302.6	1,612.2	1,525.0
Average volume by transaction (in R$ thousands)	13.4	17.9	17.0
Negotiability Index (1)	5.19%	4.27%	3.74%
NYSE (ADR)
Total Financial Volume Traded (in R$ million)	31,948	31,624	23,422
Volume of Transactions (in thousands)	2,528.5	2,057.5	3,040.4
Average volume by transaction (in R$ thousands)	12.6	15.4	7.7
Total outstanding ADRs (in million)	942.9	895.5	916.3
Ratio of Total Outstanding ADRs to Total Outstanding Non-Voting Shares	32.5%	30.4%	30.8%

(1) The negotiation index represents the percentage of share trading in relation to all shares traded in the spot market on BM&FBovespa. For calculation purposes, it considered the trading in the three last months of each period. Source: Economática.

Market Capitalization vs. Ibovespa Index

On September 30, 2015, our market capitalization was R$156.0 billion, and the compound annual growth rate (CAGR) was 1.3% since 2012. Ibovespa reached 45.1 thousand points in the same period and its CAGR was 10.4% negative. According to information provided by Bloomberg, on September 30, 2015 we were the 2nd largest company by market capitalization in Brazil and the largest among financial institutions.

Market Indicators

•	Price / Earnings[1] – represents the ratio of price to net income per share.

•	Price / Book Value [2] – represents the ratio of market capitalization to stockholders' equity.

(1): Closing price of non-voting share at the period end/Earnings per share. For calculation purposes, the retained earnings of the last 12 months were considered. (2): Closing price of non-voting share at the period-end/Book value per share.

Average Daily Trading Volume (BM&FBovespa + NYSE)

Financial trading profile by investor

Foreign investors accounted for 70.2% of the financial volume of Itaú Unibanco shares traded on stock exchanges in the first nine months of 2015.

(1) Cooperatives, public companies, limited-liability companies, municipal/state/federal governments, financial entities, churches and charities and/or non-profit organizations, among others.

(2) Includes foreign investors trading on the BM&FBOVESPA, as well those trading on the NYSE.

Dividends and Interest on Capital

Itaú Unibanco remunerates its stockholders by means of monthly and complementary payments of dividends and interest on capital. In the first nine months of 2015, we paid or recognized a provision of R$3.88 billion in dividends and interest on capital, net of taxes.

Dividend Yield (Dividends and Interest on Capital Distributed / Average Price1) It is the ratio of total dividends/interest on capital distributed to the share price, which indicates the return on investment to the stockholder through profit sharing in each period.

Payout (Net Dividends and Interest on Capital Distributed / Net Income)

(1): Average price on the first day of each period.

(2): For calculation purposes, it was considered the total Dividends/Interest on capital distributed the last 12 months of each period.

Itaú Unibanco Holding S.A.	59

Management Discussion & Analysis	Stock Market Performance

Market Consensus

Major market analysts periodically issue recommendations on the shares that are the subject matter of their analyses. These recommendations help many investors choose the best option in which to invest their capital.

Based on information provided by Thomson Analytics and Bloomberg on October 15, 2015, we present in the table below a summary of the recommendations on Itaú Unibanco Holding non-voting shares.

	Thomson	Bloomberg
Buy	14	15
Hold	5	7
Sell	2	2
Number of Analysts	21	24

Based on the information provided by Thomson, the average estimated target price for 2015 is R$34.28. According to Bloomberg, the average estimated target price is R$35.52.

Main Market Indexes

The weights of our common and non-voting shares in the BM&FBOVESPA’s indexes of the current portfolios from September to December 2015 are shown in the chart below.

	ITUB3	ITUB4
	Weights	Weights and Ranking [1]
Ibovespa (Bovespa Index)	-	10.10%	1st
IBrX - 50 (Brazil Index 50)	-	9.76%	2nd
IBrX - 100 (Brazil Index 100)	-	8.56%	2nd
IBrA (Brazil Broad-Based Index)	0.79%	8.35%	2nd
IFNC (Financial Index) [2]	1.72%	18.28%	1st
IGCT (Corporate Governance Trade Index)	1.00%	10.63%	1st
ITAG (Special Tag Along Stock Index)	-	11.58%	1st
IGCX (Special Corporate Governance Stock Index)	0.61%	6.43%	2nd
MLCX (Mid-Large Cap Index)	0.87%	9.25%	2nd
ICO2 (Carbon Efficient Index)	-	13.10%	2nd
ISE (Corporate Sustainability Index) [3]	0.54%	5.76%	5th

(1) Position of the ITUB4 share when the components of the index are ordered based on their weights.

(2) The weight of the companies’ shares in the index (including all types of shares) cannot exceed 20%.

(3) The weight of one economic sector in the Corporate Sustainability Index (ISE), including all types of shares, cannot exceed 15%.

Net Income per Share1 and Recurring Net Income per Share1

(1) For calculation purposes, the retained earnings of the last 12 months were considered.

(2) ITUB4, ITUB3 and ITUB historical information of 2014, 2013 and 2012 was adjusted by the June 2015, June 2014 and March 2013 bonus.

Credit Risk Assessment by Rating Agencies

Due to the Moody´s downgrade of Brazil´s sovereign credit rating in August 2015, the rating agency announced the change in the ratings of 14 Brazilian banks, including Itaú Unibanco S.A. and Itaú Unibanco Holding S.A. Brazil’s ratings were kept at investment grade.

In September 2015, Standard & Poor’s downgraded Brazil’s ratings and removed it of its investment grade status. As a result, the rating agency also announced reviews of the ratings in global scale of 13 Brazilian financial institutions, including Itaú Unibanco S.A. and Itaú Unibanco Holding S.A.

As a consequence of the downgrade of Brazil´s sovereign credit rating announced by Fitch Ratings in October 2015, the rating agency also reviewed the ratings of 17 Brazilian financial institutions, including Itaú Unibanco S.A. and Itaú Unibanco Holding S.A. Brazil’s ratings remained with investment grade.

These reviews are related to the sovereign rating and not specifically to the individual conditions of the banks.

To learn more about these ratings, please visit (www.itau.com.br/investor-relations) in Itaú Unibanco > Market Opinion > Ratings.

Non-voting Shares (ITUB4) Appreciation

The chart below shows the simulation of R$100 invested on September 30, 2005 through September 30, 2015, by comparing the amounts with and without the reinvestment of dividends to the performance of Ibovespa and CDI (Interbank Deposit Certificate).

Itaú Unibanco Holding S.A.	60

Management Discussion & Analysis	Stock Market Performance

Subsequent Corporate Event

Acquisition of ConectCar shares – On October 21, 2015, Rede entered into an Agreement for the Purchase and Sale of Shares and Other Covenants, by which it agreed to acquire 50% of the capital stock of ConectCar Soluções de Mobilidade Eletrônica S.A., by paying R$170 million to Odebrecht Transport S.A. The remaining 50% of ConectCar’s capital stock will be held by Ipiranga Produtos de Petróleo S.A., a company controlled by Ultrapar Participações S.A.

ConectCar is a company operating in the payment arrangement business and provides services intermediating the automatic payment of tolls, fuel and parking fees. It is currently ranked number two among the largest sector companies. Rede and the Ultra group will share the control of ConectCar.

Corporate Event

Merger of Itaú Chile with CorpBanca – The merger was approved on September 4, 2015, by the Superintendency of Banks and Financial Institutions (SBIF), which is the proper regulatory authority in Chile. With the authorization of SBIF, in addition to the other regulatory approvals obtained in Brazil, Colombia and Panama, the merger was authorized by all the proper authorities.

The bank resulting from the merger will be called Itaú CorpBanca, which will operate under the “Itaú” brand and will be controlled by Itaú Unibanco, with a 33.58% stake in Itaú CorpBanca’s capital.

The merger in Chile is expected to take place between January 1 and May 2, 2016.

Market Relations

We held 21 of the 22 Apimec meetings (Association of Capital Market Investments Analysts and Professionals) scheduled for this year in Brazil, with the attendance of 2,713 participants, strengthening our relationship with shareholders, analysts and investors of the capital markets. The last Apimec meeting of the year will be held on December 15 in Fortaleza.

2015 Latin America Executive Team Rankings – promoted by Institutional Investor magazine, based on a survey with market analysts and investors, awards the best CEOs, CFOs, and Investor Relations professionals and programs in Latin America. This year we were recognized in nine out of eleven categories, as follows:

•	Best Investor Relations in the buy-side and sell-side;
•	Best CEO in the buy-side and sell-side;
•	Best CFO in the buy-side;
•	Best Investor Relations Professional: 1st place in the buy-side and sell-side and 2nd place in the buy-side;
•	Best Investor Relations Meetings.

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Itaú Unibanco Holding S.A.	62

(A free translation of the original in Portuguese)

Report of independent auditors on supplementary information

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

Introduction

In connection with our review of the financial statements of Itaú Unibanco Holding S.A. (Bank) and Itaú Unibanco Holding S A. and its subsidiary companies (Consolidated) as of September 30, 2015, on which we issued a report without exceptions dated October, 30, 2015, we performed a review of the accounting information contained in the supplementary information included in the Management Discussion and Analysis Report of Itaú Unibanco Holding S.A. and its subsidiaries for the three month period ended September 30, 2015.

Scope of the review

We conducted our review in accordance with Brazilian standards issued by the Federal Accountancy Council. Our review mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank and its subsidiaries with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and the operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis Report is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements at September 30, 2015, taken as a whole, prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

Sao Paulo, October 30, 2015

PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5	Washington Luiz Pereira Cavalcanti Contador CRC 1SP172940/O-6

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil 05001-903, Caixa Postal 61005 T: (11) 3674-2000, F: (11) 3674-2000, www.pwc.com/br

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Itaú Unibanco Holding S.A.	64

MANAGEMENT REPORT – January to September 2015

To our Stockholders:

We present the Management Report and the Financial Statements of Itaú Unibanco Holding S.A. (Itaú Unibanco) and its subsidiaries for the period from January to September 2015, in accordance with the regulations established by the Brazilian Corporate Law, the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM), the Superintendence of Private Insurance (SUSEP), National Council of Private Insurance (CNSP) and the National Superintendence of Supplementary Pensions (PREVIC).

The information included in this material is available on the Investor Relations’ website of Itaú Unibanco: (www.itau.com.br/investor-relations > Financial Information) and on the websites of the CVM, the Securities and Exchange Commission (SEC) and the Buenos Aires Stock Exchange (BCBA). Our results may also be accessed on mobile devices and tablets, and through our “Itaú RI” (APP) application.

1)	OVERVIEW

	September/15	September/14
Total Assets (R$ billion)	1,322.7	1,157.6
Total Loan Portfolio (including Sureties, Endorsements and Guarantees) (R$ billion)	552.3	503.3
Stockholders' Equity (R$ billion)	103.4	90.8
Net Income - January to September (R$ billion)	17.7	14.7
Branches and CSB – Client Service Branches (units)	5,012	5,042
ATM – Automated Teller Machines (units)	26,454	27,960
Employees	91,437	94,164
Activities Abroad (1)	18 countries

(1) Excludes Brazil.

2)	ECONOMIC ENVIRONMENT

2.1) International Context (ex- Latam)

The U.S. economy continues showing improvement in the labor market. The unemployment rate fell to 5.1% in September 2015 from 5.7% at the end of last year. This favorable change followed a moderate growth in GDP, which expanded by 2.5% in the first three quarters of the year as compared to the same period of the previous year.

Eurozone GDP grew by 1.4% in the first half of 2015, compared to the same period of the previous year. China, however, decelerated to 6.9% in the first three quarters of this year, when compared to 7.3% achieved in 2014. This moderate growth in China has affected the expansion of emerging countries, including those of Latin America.

2.2) Latam Context (ex- Brazil)

In Latin America, commodities-exporting countries continue growing less in relation to the previous decade. Lower prices of commodities negatively affect investment, confidence and domestic income. Mexico has not fully benefited from the U.S. recovery, and falling oil prices have hindered the implementation of a reform in the energy sector. Due to the currencies’ depreciation, inflation has been high in almost all countries. The central banks of Chile, Colombia and Peru are increasing monetary policy rates, despite low growth. The slowdown in economic activity and tax revenues related to lower commodities prices are also forcing governments to cut spending.

Although the region’s economic environment is unfavorable, economic fundamentals gave rise to differences between countries. Accordingly, slowdown in Chile, Colombia, Peru and Mexico has been smoother in relation to other Latin American countries.

2.3) Domestic Context

In the domestic scenario, GDP slowed in the second quarter, posting a 1.7% drop as compared to the previous quarter. Unemployment rate rose to 7.6% in September 2015 from 4.9% in September 2014. Inflation in the twelve-month period ended in September was 9.5%. The Central Bank increased the interest rate to 14.25% in July 2015 and kept it unchanged in the September’s and October’s meetings.

The primary deficit accumulated over twelve months reached 0.4% of GDP in September 2015, compared to a surplus of 0.6% of GDP in relation to the same period of last year. The current account deficit decreased due to the more depreciated exchange rate and a reduction of economic activity. Deficit in external accounts fell to 4.2% of GDP in the twelve-month period ended in September 2015 from 4.4% in 2014.

The exchange rate dropped approximately 50% in the three first quarters of this year, closing at R$3.97/US$ at the end of September 2015. The Central Bank maintained the foreign exchange swap stock at about US$110 billion in September 2015. Brazil has international reserves of approximately US$370 billion.

3)	OUR HIGHLIGHTS

3.1) Corporate Events

Repurchase of shares – From January to September 2015, we acquired(a) 86.7 million preferred shares of our own issue, in the total amount of R$2.5 billion, at the average price of R$29.07 per share.

The balance of treasury shares reached 133.8 million preferred shares in September 2015, equivalent to 4.6% of outstanding shares of the same class (free float).

(a)	All amounts were adjusted at the 10% bonus shares approved at the Stockholders’ Meeting held on April 29, 2015.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	66

Merger of Banco Itaú Chile and CorpBanca – The merger was approved on September 4, 2015, by the Superintendence of Banks and Financial Institutions (SBIF), the proper regulatory authority in Chile. Considering this SBIF’s authorization, and other regulatory approvals obtained in Brazil, Colombia and Panama, the merger was authorized by all of the proper authorities.

The bank resulting from the merger will be named Itaú CorpBanca, will operate under the “Itaú” brand and will be controlled by Itaú Unibanco through a 33.58% ownership interest in its capital.

The merger in Chile will occur between January 1st and May 2, 2016.

3.2) Technology

Digital Channels – Our Digital Channels make services and products available for clients through web and mobile platforms. These channels accounted for 66% of total bank transactions, representing 6.6 billion transactions between January and September 2015, with a 21% growth from the same period of the previous year. A highlight is the mobile channel, which in this period grew by 47% in the share of transactions, accounting for 16% of the bank’s total transactions.

Per month, over 40% of our individual account holders’ access digital channels, whereas this figure exceeds 60% for companies. In August 2015, we increased the options for digital channels access with the launch of the Itaú Pagcontas application, thus innovating and making payment of accounts easier.

Strengthening our initiative of being a “digital bank”, Digital Branches were created to offer clients a new model of relationship with the bank, as we understand that the consumption of our products and use of our channels goes beyond traditional banking hours, thus providing a new bank to a new customer. In September 2015, we had approximately 805 thousand digital clients.

“Cubo” – In September 2015, Itaú Unibanco made official the opening of “Cubo”, jointly with Redpoint e.ventures. This non-profit initiative consists in a large development center for technological entrepreneurship. With coworking spaces, education and networking activities, the purpose is to contribute on a structured basis to expand innovative and transforming initiatives.

3.3) Subsequent Event

Acquisition of ConectCar shares – On October 21, 2015, Rede entered into an Agreement for the Purchase and Sale of Shares and Other Covenants, by which it agreed to acquire 50% of the capital stock of ConectCar Soluções de Mobilidade Eletrônica S.A., by paying R$170 million to Odebrecht Transport S.A. The remaining 50% of ConectCar’s capital stock will be held by Ipiranga Produtos de Petróleo S.A., a company controlled by Ultrapar Participações S.A. ConectCar is a company operating in the payment arrangement business, and provides services intermediating the automatic payment of tolls, fuel and parking fees. It is currently ranked number two among the largest sector companies. Rede and the Ultra group will share the control of ConectCar.

4.	OUR PERFORMANCE

4.1) Returns

		%	bps
ROE / ROA	Jan to Sep/15	Jan to Sep/14	Change
Recurring return on average equity - annualized	24.5	23.7	80
Return on average equity - annualized	23.9	23.3	60
Recurring return on average assets - annualized	1.9	1.8	10
Return on average assets - annualized	1.9	1.8	10

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	67

4.2) Income

		R$ billion	%
Statement of Income for the Period	Jan to Sep/2015	Jan to Sep/2014	Change (1)
Income from financial operations before loan and lease losses	32.7	39.3	(16.8)
Expenses for allowance for loan losses	(21.3)	(13.5)	58.0
Income from recovery of credits written off as loss	3.3	3.7	(11.6)
Banking service fees and income from bank charges	22.6	20.4	11.0
Result from insurance, pension plan and capitalization operations	3.0	2.8	4.9
Personnel, other administrative and operating expenses	(32.1)	(28.8)	11.7
Tax expenses	(3.6)	(3.9)	(8.4)
Equity in earnings of affiliates and other operating revenues (2)	1.1	0.8	42.6
Income tax and social contribution, Non-controlling interests and Profit sharing – Management Members	12.0	(6.2)	(294.0)
Net income	17.7	14.7	20.0
Recurring net income(3)	18.1	15.0	20.7
Dividends and interest on capital (net of taxes)	3.9	2.9	31.8

(1) Change is calculated based on actual figures in units.

(2) Equity in earnings of affiliates, jointly controlled entities and other investments, Other operating revenues and Non-operating income.

(3) Excludes the non-recurring effects of each period.

The following contributed to the increase in net income from January to September 2015:

Banking service fees and income from bank charges: a 11.0% growth compared to the same period of 2014, particularly due to the increased income from credit cards, arising mainly from annual fees and other services, and current account services, due to higher income from service packages, funds management, loan operations and guarantees provided.

Income from insurance, pension plan and capitalization operations: a 4.9% growth in relation to the same period of 2014, influenced by lower expenses on claims in the period – for additional information, see item 4.5. Itaú Insurance, Pension Plan and Capitalization.

Expenses for allowance for loan and lease losses a 58.0% increase from the same period of the previous year, due to the recognition of a complementary provision for loan losses to the minimum required by CMN Resolution No. 2.682/99 in the amount of R$2,793 million(b), mainly due to a lower economic growth scenario.

Personnel, and other administrative and operating expenses: an 11.7% increase from the same period of the previous year, driven by higher personnel expenses, due to greater expenses on compensation and social benefits, and by higher operating expenses, due to the recognition of tax, social security of R$560 million(b), and also civil provisions.

Income from financial operations before loan losses, income tax and social contribution, and tax expenses: the decrease in income from financial operations before loan losses is mainly due to the tax effects of hedging foreign investments, which are recorded under Income Tax, Social Contribution on Net Income (CSLL) and Tax expenses. If we had reclassified this result, the financial margin would have reached R$48.2 billion, a 19.2% increase from the same period of the previous year. This same reclassification to Income Tax and Social Contribution on Net Income line would have brought this figure to a R$1.9 billion expense, with a 72.6% decrease from the same period of the previous year; if we brought this reclassification to the Tax Expenses line we would have recorded a R$4.8 billion expense, a 20.7% increase from the same period of the previous year.

Income from financial operations before loan losses was negatively impacted by R$520 million(b) due to the reclassification of the financial lease agreement related to the implementation of the Technology Center, intangible and fixed assets, and advances to suppliers.

Increase in the Social Security Rate – In October 2015 Law No. 13,169/15 became effective, which increased the social contribution on net income (CSLL) banks and financial institutions from 15% to 20%, starting from 1 September 2015 to 31 December 2018. The impact on results arising from the revaluation of tax credit from social contribution due to the increase in the tax rate was positive by R$3,988 million(b) in the period.

Efficiency ratio: Improvement of 370 basis points, reaching 43.5% from January to September 2015, from 47.2% in the same period of 2014.

(b) Non-recurring effects, net of tax effects. For additional information on non-recurring effects see Note 22 k) to the Complete Financial Statements.

The ratio between revenues (1) and expenses (2) was 79.7% in the period from January to September 2015.

(1) Revenues: Bank service fees, income from bank charges and results of insurance, pension plan and capitalization operations.

(2) Expenses: personnel expenses, and other administrative and operating expenses.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	68

3.3) Asset Data

		R$ billion	%
Balance Sheet	Sep 30, 2015	Sep 30, 2014	Change (1)
Total assets	1,322.7	1,157.6	14.3
Loan portfolio with endorsements and sureties	552.3	503.3	9.7
Free, raised and managed own assets	1,878.5	1,648.8	13.9
Subordinated debt	65.9	54.5	21.0
Stockholders’ equity	103.4	90.8	13.9
Referential equity (PR) - prudential conglomerate (2)	124.8	124.7	0.0

(1) Change is calculated based on actual figures.

(2) On September 30,2014, the criteria to calculate the PR was the financial conglomerate and on September 30,2015, the criteria to calculate the PR was the prudential conglomerate.

4.3.1) Assets

Total consolidated assets reached R$1.3 trillion at the end of September 2015, a 14.3% growth from the same period of the previous year, mainly driven by an increase in securities and derivative financial instruments and loan operations.

The diversification of our business is reflected in the changing composition of our loan portfolio in the last few years, focusing on origination in lower risk segments with increased guarantees.

Loan Portfolio

At September 30, 2015, the balance of the loan portfolio, including endorsements and sureties, reached R$552.3 billion, a 9.7% increase from September 2014, mainly driven by increased payroll loans, mortgage loans, the corporate and Latin America portfolios.

If we also include the credit risks of the private securities modality, this increase would reach 10.1%. Excluding the effects of foreign exchange variation, our loan portfolio, including private securities, would have decreased 0.4% from the same period of the previous year.

At September 30, 2015 and 2014, the breakdown of the portfolio, including endorsements and sureties, is as follows:

		R$ billion	%
Credit Portfolio	Sep 30, 2015	Sep 30, 2014	Change
Total with endorsements and sureties	552.3	503.3	9.7
Corporate – Private securities	38.3	32.9	16.4
Total with endorsements, sureties and private securities	590.7	536.3	10.1
Total with endorsements, sureties and private securities (former exchange rate variation)	590.7	593.3	-0.4

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	69

Brazil – Individuals

Credit Card (Itaucard, Hipercard, Credicard and partnerships)

We are leaders in the credit card segment in Brazil in terms of transaction volume(c).

At September 30, 2015, the balance of credit card portfolio was R$55.1 billion, a 1.4% increase from the same period of the previous year.

From January to September 2015, the transacted amount in credit cards reached R$182.8 billion, which represented a 6.9% increase from the same period of 2014.

In the debit card segment, which includes account holders only, we have a base of 26.1 million accounts. Transacted volume reached R$59.4 billion from January to September 2015, a 13.8% growth from the same period of the previous year.

(c) Source: Itaú Unibanco and ABECS (Brazilian Association of Credit Card Companies and Services) –2Q15.

Payroll loans

We are leaders in payroll loans among Brazilian private banks.

The loan portfolio balance reached R$45.7 billion, (R$16.2 billion in our branch network and R$29.5 billion in other trading channels), a 25.4% increase from September 30, 2014, representing 8.3% of the bank’s total loans.

Noteworthy are the portfolios of retirees and pensioners from the INSS, and employees from the public sector, which increased 34.2% overall since the end of September 2014.

Personal Credit

In September 2015, the balance of the personal loan portfolio reached R$30.3 billion, up 5.5% from the same period of the previous year.

Mortgage loans

We are leaders, among private banks, in mortgage loans to individuals with the use of savings funds (SBPE - the Brazilian Savings and Loans system)(d).

Our offer is made through a network of branches, development companies, and real estate agents. Mortgage loans reached R$33.5 billion, a 21.5% increase in 12 months, and accounted for the third largest balance in our loan portfolio for individuals as of September 2015.

The ratio of the loan amount to the value of the financed asset was approximately 43.4% from January to September 2015.

From January to September 2015, we carried out approximately 26.3 thousand financing operations to borrowers, in the amount of R$8.1 billion. For entrepreneurs, the volume of financing operations contracted generated 15.1 thousand new units, in the amount of R$2.7 billion.

In the period, we had the first issue of a fully digital mortgage loan agreement, in which clients themselves provide the documentation and monitored all contracting phases on the Internet. This tool is available for accountholders, providing more agility and convenience in the monitoring of the whole contracting process.

(d) Source: Itaú Unibanco and ABECIP (Brazilian Association of Mortgage Loans and Savings Companies) – September 2015.

Vehicles

The balance of the vehicles financing portfolio reached R$21.6 billion, a 30.9% decrease from the same period of the previous year. Between January and September 2015, new vehicle financing contracts reached R$6.6 billion, with an average term of 39 months, and half of the transactions were carried out with maximum terms of up to 36 months.

The ratio of the loan amount to the average asset value of the portfolio was 71.5% in September 2015 continuing the downward trend of the recent quarters.

Brazil - Companies

Large Companies

At September 30, 2015, the balance of the loan portfolio reached R$221.6 billion, a 9.1% increase from the same period of the previous year. In derivatives, we maintained our outstanding position in CETIP. The focus was on operations hedging the exposures to foreign currencies, interest rates and commodities with clients.

In September 2015, we were granted the “Infrastructure Bank” award for Brazil, organized by LatinFinance, and the “Best Investment Bank in LatAm” award, organized by The Banker. Additionally, in October 2015, we won “The Most Admired Companies in Brazil in 2015” award in the Investment Bank Sector and Corporate Bank Sector categories, organized by Carta Capital magazine.

Very small, small and medium-market companies

At September 30, 2015 the balance of the loan portfolio reached R$84.7 billion, a 2.4% increase from the same period of the previous year.

We kept the focus on reviewing and streamlining our product offering to very small, small and medium-market companies. As an example, the “Conta Certa” (right account), besides having more services, enables clients to customize the number of payment forms, wire and electronic transfers (DOCs and TEDs), custody of cheques, among others, in accordance with their needs.

Latin America

Our loan portfolio in Latin America reached R$59.9 billion, posting a 52.6% increase from September 2014. Excluding the foreign exchange effect of the respective local currencies against the Real, the growth of the loan portfolio was 10.4% in the period. The individuals segment posted a 52.1% increase (10.2% ex-foreign exchange rate variation), and noteworthy is the growth of 50.2% (8.1% ex-foreign exchange rate variation) in Chile’s portfolio, from the same period of the previous year.

The loan portfolio for the companies segment increased by 52.9% (10.6% ex-foreign exchange rate variation), and noteworthy is the growth of portfolios in Chile and Uruguay, which increased by 46.9% (5.6% ex-foreign exchange rate variation) and 76.1% (27.5% ex-foreign exchange rate variation), respectively.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	70

Default

Our policy for mitigating risk on credit granting, started in 2011, resulted in the improvement of the default rate, mainly impacted by the change in the credit profile of our portfolio.

•	Total default rate (NPL over 90 days) reached 3.3% at September 30, 2015, up by 10 bps from September 30, 2014.
•	In the individuals portfolio, the default rate reached 5.1% at the end of September 2015, increasing 10 bps from the same period of the previous year, and
•	In the companies portfolio, the default rate reached 2.0% at the end of September 2015, increasing 20 bps from the same period of the previous year.

In September 2015, the balance of the allowance for loan losses increased 35.4% from September 2014, reaching R$34.2 billion, with R$11.0 billion of supplementary allowance in relation to the minimum requirements of the Central Bank.

The coverage ratio of the portfolio past due for over 90 days reached 214% in September 2015, a 3,300 bps growth from the same period of the previous year.

4.3.2) Funding

Total free, raised and managed own assets amounted to R$1.9 trillion at September 30, 2015, up 13.9% from the same period of the previous year.

As compared to September 2014, we recorded a 6.7% increase in demand deposits added to savings deposits. At September 30, 2015, the loan portfolio to funding ratio reached 77.1%.

4.3.3) Capital Strength

In order to ensure our strength and capital availability to support business growth, regulatory capital levels were kept above requirements to cover the risks, as evidenced by the Basel ratio and Common Equity Tier I and Tier II (see Risk Management – Pillar 3 report on our website: (www.itau.com.br/investor-relations > Corporate Governance).

At the end of September 2015, the Basel ratio reached 16.1%, of which 12.3% was Tier I Capital and 3.8% of Tier II Capital, mainly composed of shares, quotas, reserves and retained earnings, and subordinated debt. These indicators evidence our effective capacity to absorb losses.

Our subordinated debt, which is part of our regulatory capital Tier II, reached R$29.1 billion at September 30, 2015.

4.3.3.1) Credit Risk Ratings by Rating Agencies

Due to the Moody´s downgrade of Brazil´s sovereign credit rating in August 2015, the rating agency announced changes in the ratings of 14 Brazilian banks, including Itaú Unibanco S.A. and Itaú Unibanco Holding S.A. Brazil’s ratings remained at investment grade.

In September 2015, Standard & Poor’s downgraded Brazil’s ratings and removed it of its investment grade status. As a result, the rating agency also announced reviews of the ratings on the global scale of 13 Brazilian financial institutions, including Itaú Unibanco S.A. and Itaú Unibanco Holding S.A.

As a consequence of the downgrade of Brazil´s sovereign credit rating announced by Fitch Ratings in October 2015, the rating agency also reviewed the ratings of 17 Brazilian financial institutions, including Itaú Unibanco S.A. and Itaú Unibanco Holding S.A. Brazil’s ratings remained at investment grade.

These reviews are related to the sovereign ratings and are not specific to the individual conditions of the banks.

To learn more about these ratings, please visit (www.itau.com.br/investor-relations > Itaú Unibanco > Market Opinion > Ratings).

4.4) Services

We are constantly seeking to implement and focus on the offer of new products and services that add value to our clients and diversify our sources of income, allowing the growth of our non-financial income arising mainly from banking service fees, income from bank charges and from insurance, pension plan and capitalization operations.

Asset Management

In September 2015, we reached R$469.1 billion(e) in assets under management, according to the ANBIMA management ranking, accounting for 16.0% of the market. We posted a 20.9% growth compared to the same period of the previous year, and particurlaly noteworthy were fixed income and Interbank Deposit (DI) referenced funds. In addition to the strong performance in the domestic market, we are present in the main global financial centers, with strategically allocated professionals searching for investment opportunities and solutions adequate to different clients' profiles.

In July 2015, Kinea Investimentos completed a new fundraising for the Kinea Rendimentos fund amounting to R$397.8 million. As a result of this new funding, in September 2015 the fund’s net equity totaled R$1.1 billion.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	71

Accordingly, in September 2015 consolidated assets under Kinea’s management reached R$6.8 billion.

In July 2015, our pension plan funds were ranked number one in three of the categories in the survey organized by Você S.A. magazine which disclosed the most successful financial investments in 2015. Our funds were recognized in “ten largest funds by net equity", "the 10 best highest-risk funds”, and “the 10 largest fixed income funds” categories. This ranking was prepared based on a study carried out by FGV.

(e) Source: ANBIMA Management Ranking – September 2015. Considers Itaú Unibanco and Intrag.

Custody and Bookkeeping Services

In the custody market, we hold R$1,0 trillion in assets, according to the ANBIMA management ranking in September 2015, which represents a 5.4% increase as compared to the same period of the previous year(f).

We provided services to 222 companies listed on BM&F Bovespa, accounting for 61.8% of the bookkeeping market. In debenture bookkeeping, we operated as the bookkeeper of 511 issues until September 2015, accounting for 52.9% of the market(f).

(f) Source: Itaú Unibanco, ANBIMA and BM&F Bovespa (September 2015).

Private Banking

With a full global wealth management platform, we are market leaders in Brazil and one of the main players in Latin America. Our multidisciplinary team, which comprises private bankers, investment advisers and product experts, serves clients from offices in eight cities in Brazil and also our foreign offices located in Zurich, Miami, New York, Santiago, Montevideo, Asuncion, and Nassau.

We were acknowledged in the period by the main publications in the private banking market: “Best Private Bank in Brazil”, organized by PWM/The Banker magazine, and “Outstanding Global Private Bank – Latin America” by Private Banker International. These awards are granted according to the outcome of assessments conducted by major Wealth Management market companies and take into account client relationship, portfolio management, asset allocation, offering, risk control and business strategy.

Consortium (Vehicles and Properties)

In September 2015, the balance of installments receivable reached R$12.2 billion, a 9.2% increase when compared to September 2014.

We reached approximately 415 thousand agreements in force in the same period, a 3.1% increase when compared to September 2014.

Consortia management fees reached R$505.6 million from January to September 2015.

Investment Banking

From January to September 2015, we highlight our Mergers and Acquisitions operation in Brazil, which provided financial advisory services on 37 transactions, totaling US$5.6 billion, and topped the Thomson Reuters ranking.

In fixed income, we took part in debentures, promissory notes and securitization transactions, which totaled R$12.3 billion in the period from January to September 2015. In international issues of fixed income of Latin American companies, we acted as the joint bookrunners of offerings with a total volume of US$ 941 million in the period, according to Dealogic data (*).

To serve international clients, we rely on units in Argentina, Chile, Colombia, Arab Emirates, the United States, Hong Kong, Japan, Mexico, United Kingdom and Peru, with a representative office in the latter.

(*) Includes only transactions in US dollars and local currency above US$50 million.

Electronic Payment Means

From January to September 2015, we reached 2,966.8 million debit and credit cards transactions, a 6.3% increase from the same period of the previous year.

The volume transacted on credit cards was R$182.6 billion from January to September 2015. This amount accounts for 65.5% of total transactions arising from acquiring business, and a 10.5% increase from the same period in the previous year.

The volume captured in debit cards was R$96.0 billion and represented 34.5% of the volume transacted from January to September 2015, up 7.5% as compared to the same period of 2014.

We ended the period with 1.9 million equipment items installed, an 11.2% growth compared to the previous year.

In August 2015, REDE was elected the best company in the Specialized Services sector in the Valor 1000 2015 yearly edition organized by Valor Econômico magazine. This award is granted based on accounting and financial analysis criteria.

4.5) Itaú insurance, pension plan and capitalization

Insurance(g)

We continue to concentrate distribution efforts on our own channels, by giving priority to sales through more efficient channels that generate positive impacts on our profitability.

Net income posted a 7.9% decrease from January to September 2015 from the same period of the previous year, as a result of the early termination of the agreement between Itaú Seguros S.A. and Via Varejo in the third quarter of 2014. Result from the core insurance activities recorded a 5.5% increase from January to September 2015 from the same period of 2014. Earned premiums posted a 5.9% decrease from the January to September 2014, reaching R$4.3 billion. Retained claims reached R$ 1.2 billion from January to September 2015, down 21.6% when compared to the same period of 2014. The drop in earned premiums and retained claims were impacted by the sale of the Large Risks portfolio.

Loss ratio was 27.3% from January to September 2015, a 550 bps reduction from the same period of the prior year. The combined ratio was 69.1% in the period, a 400 bps reduction from the previous year. Technical provisions for insurance reached R$5.2 billion at September 30, 2015.

Sales through bank phone, bankline/internet, ATM and bank-teller terminals accounted for 42.9% of total new insurance policies from January to September 2015. Sales of insurance policies through bankline, deemed as one of the bank’s digital channels, increased 40.6% from January to September 2015 from the same period of 2014.

(g) Excluding our interest in Porto Seguro.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	72

Pension Plan

The gross total funding from pension plans totaled R$14.7 billion from January to September 2015, a 14.5% growth from the same period of the previous year. Funding from individual pension plans reached R$13.2 billion in the period.

Revenues from management fees increased 10.7% compared to the period of January to September 2014, reaching R$ 933 million. Technical provisions were up 18.5% from the same period of the previous year, totaling R$117.9 billion at the end of September 2015, mainly driven by increased provisions for VGBL products.

In August 2015, according to the National Federation of Private Pension Funds and Life Insurance (FENAPREVI), our market share of total technical provisions(h) was 23.8%, whereas the individual plans accounted for 24.0%.

(h) Source: FENAPREVI – August 2015.

Capitalization

In capitalization, we reached 16.8 million certificates in force at September 30, 2015, posting an 11.2% increase from the same period of the previous year. The technical provisions for capitalization reached R$3.0 billion at September 30, 2015, and collections of capitalization certificates reached R$2.0 billion from January to September 2015, recording a 13.5% increase from the same period of the previous year.

Sales of capitalization certificates to account holders from January to September 2015 increased by 5.6%.

We remained leaders in terms of technical result(i), taking into account the total capitalization market, with a 28.7% market share in January to September 2015, according to SUSEP.

(i) Source: SUSEP (September 2015). Technical Result = Net revenue from capitalization certificates (+) Results from raffles (-) Acquisition costs (+) Revenue from redemption of certificates.

4.6) Stock Market

Market value – at September 30, 2015, we were ranked the second largest company in Brazil based on market value (R$156.0 billion), and the first among financial institutions, according to Bloomberg ranking.

Volume of transactions - the daily average volume of transactions of our shares on BM&FBOVESPA from January to September 2015 was 30.8 thousand per session, 30.6% higher than in the same period of last year, with an average volume of R$15.4 thousand per transaction. Comparatively, Ibovespa’s daily average volume of transactions increased 10.2% and the average volume per transaction was R$7.3 thousand. On NYSE, the daily average volume of transactions of ITUB was 36.9 thousand per session, 0.8% higher than the total from January to September 2014, with an average volume of R$13.5 thousand per transaction.

Stockholders’ Compensation

Dividends and interest on capital: we remunerate our stockholders with monthly and supplementary payments of dividends and interest on capital. From January to September 2015, we paid or provided for R$3.88 billion in dividends and interest on capital, net of taxes.

Return on investment: at September 30, 2015(j), the return on investment in terms of dividends/interest on capital to stockholders was 3.84% of the share price at October 1, 2014, net of taxes.

(j) Includes the total dividends/interest on capital distributed in the 12-month period.

Presence in Market Indexes

In early September 2015, BMF&FBOVESPA disclosed the composition of stock portfolios that make up market indexes, effective for the period from September to December 2015.

In the table below, we point out the presence in the following indexes:

Portfolios from September to December 2015

Indexes	Itaú Unibanco Presence % (1)	Ranking
Ibovespa	10.1	1st
IBrX50 - Brazil 50 Index	9.8	2nd
IFNC - BM&FBOVESPA Financials Index (2)	20.0	1st
ISE – Corporate Sustainability Index(3)	6.3	4rd
IGCX - Special Corporate Governance Stock Index	7.0	2nd

(1) The sum of all classes of shares of each company included in the indexes has been considered.

(2) The participation of companies’ shares in the index (considering all classes of shares) cannot exceed 20%.

(3) All companies with shares traded on BM&FBovespa are eligible to make up the portfolio, provided they meet the criteria required to make up the index.

Relations with the market

We held 21 out of the 22 presentations of APIMEC (Association of Capital Market Analysts and Investment Professionals) scheduled for this year in Brazil, attended by 2,713 participants, thus strengthening our relationship with stockholders, analysts and investors of the capital markets. The last APIMEC meeting of 2015 will be held in December 15 in Fortaleza.

2015 Latin America Executive Team Rankings – organized by Institutional Investor magazine, this award is granted to the best CEOs, CFOs, Investor Relations professionals and Investor Relations programs in Latin America, elected based on a survey with market analysts and investors. This year, we were acknowledged in 9 out of 11 categories:

•	Best Investor Relations by the buy-side and sell-side;
•	Best CEO by the buy-side and sell-side;
•	Best CFO by the buy-side;
•	Best Investor Relations Professional: 1st place by the buy-side and sell-side and 2nd place by the buy-side; and
•	Best Investor Relations meetings.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	73

The table below shows the main market indicators at September 30, 2015:

		R$	%
Shares	Sep 30, 2015	Sep 30, 2014	Change
Recurring net income per share(1)	3.04	2.49	22.1
Net income per share(1)	2.98	2.45	21.6
Book value per share(1)	17.37	15.07	15.3
Number of outstanding shares (in millions)(2)(3)	5,950.1	6,023.5	(1.2)
Dividends/Interest on capital, net per share	0.6581	0.5459	20.6
Price of preferred share (ITUB4)(4)	26.21	30.92	(15.2)
Price of common share (ITUB3)(4)	24.19	28.51	(15.1)
Price of preferred share (PN)(3)(4)/Net income per share (annualized)	6.60	9.46	(30.2)
Price of preferred share (PN)(3)(4)/Stockholders’ equity per share	1.51	2.05	(26.3)
Market value (in billions) (5)(6)	156.0	186.2	(16.2)

(1) Calculated based on the weighted average of the number of shares;

(2) Adjusted by bonus carried out on July 17, 2015;

(3) For better comparability, outstanding shares in the period of September 30, 2014 were adjusted by the bonus shares.

(4) Based on the average quotation on the last day of the period;

(5) Calculated based on the average quotation of preferred shares on the last day of the period (quotation of average PN multiplied by the number of outstanding shares at the end of the period);

(6) Considering the closing quotation of common and preferred (ON and PN) shares multiplied by total outstanding shares of each type of shares, the market value reached R$151.7 billion on September 30, 2015 and R$178.7 billion on September 30, 2014, resulting in a variation of 15.1%.

5)	PEOPLE

We had 91,437 people at the end of September 2015, including approximately 6,947 employees in foreign units. The employees’ fixed compensation plus charges and benefits totaled R$9.9 billion from January to September 2015, with a 16.7% increase from the same period of the previous year.

On October 26, 2015, the 2015/2016 collective labor agreement was approved on Union’s General Meeting, resulting in a 10.0% increase to the banking sector’s employees’ salaries, in addition to other benefits.

“Dream Companies for the Young” – We were the only bank included in the ranking of 10 dream companies for the Brazilian young in 2015. In its 14th edition, this survey, conducted by Cia de Talentos in partnership with Nextview People had the participation of 67,896 Brazilian young people aged between 17 and 26.

“2015 Best Companies to Work For” – In August 2015, we were elected for the seventh consecutive time, one of the Best Companies to Work For, according to Época magazine, in partnership with the consulting company Great Place to Work. This study is aimed at showing appreciation for companies that have the best people management practices. For this edition 1,454 companies enrolled, representing over one million employees throughout Brazil. Época magazine conducted a survey with employees and the HR area of participating companies to elect the 135 classified in the ranking.

6)	SUSTENTABILITY

Dow Jones Sustainability World Index (DJSI) - We were selected for the 16th consecutive year to make up the DJSI, the main sustainability index in the world, in its 2015/2016 edition. We are the only Latin American bank to take part in this index since its creation. In this edition.

we achieved the best score in the banking sector in the criteria “Anti-Crime Policies/Actions”, “Financial Stability and Systemic Risk”, “Financial Inclusion" and “Social Reporting”.

In addition, Itaú Unibanco was also selected for the Dow Jones Sustainability Emerging Markets Index portfolio. The participation in the Dow Jones index reflects Itaú Unibanco’s long-term commitment to ethical business conduct, transparency, legal compliance, corporate governance and the creation of added value for employees, clients, stockholders and society.

The Most Sustainable Company – In September 2015, we were recognized as the Most Sustainable Company of the Year at the Época 360° Awards, organized by Época Negócios magazine, which assesses the sustainable performance management of companies in Brazil. Also in September 2015, we were one of the highlights among the companies recognized at Euromoney Awards, one of the most important awards in Europe, organized by Euromoney magazine, as a role model for corporate and social responsibility (CSR) in Latin America.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	74

7)	AWARDS AND RECOGNITION

From January to September 2015, we received significant recognition that contributed to strengthen our reputation. Below is the list of awards received by the bank in the period:

Global 2000 (Forbes Magazine)	In May 2015, the Global 2000 ranking, which convenes the 2,000 most valuable companies in the world, according to the Forbes magazine, listed us as the largest company in Brazil and the 42nd largest in the world. Among regional banks, we are mentioned as the 5th largest one. In its 13th edition, this survey assesses revenue, profit, assets and market value to list the most valuable stock exchange listed companies.
Melhores e Maiores da Exame (Exame Best and Largest) (Exame Magazine )	In July 2015, we were ranked first among the 200 largest corporate groups in Brazil. This survey also ranks us as the largest bank in terms of equity in Brazil and Latin America. With over 40 years of tradition, this is considered one of the most comprehensive and respected rankings on business environment.
Prêmio Inovação Brasil 2015 (2015 Brazil Innovation Award) (Valor Econômico Newspaper)	In July 2015, we were elected the most innovative company in Brazil in the “Financial Services” segment. We were also in the 9th position in the general study, which had the participation of 130 Brazilian companies with revenues exceeding R$ 750 million and interest of private capital of at least 5%. This ranking was prepared together with Strategy & consulting firm, which has published surveys on the topic for over ten years.
Época Negócios 360º (Época Business 360º) (Época Negócios Magazine )	In August 2015, we were the greatest winner of the 4th edition of the Época Negócios 360º yearbook. We were elected company of the year and also granted the top award in the Banking sector category. This guide is carried out in partnership with Fundação Dom Cabral, which conducted a complete assessment of the largest companies in Brazil, considering financial performance, corporate governance, human resources practices, innovation, vision of future and social, environmental and responsibility dimensions.
Valor 1000 (Valor Econômico Newspaper )	We assumed the leadership in the following rankings of the Yearly Edition: “20 largest companies in net equity”, “20 largest companies in net income” and “20 companies with the best operating income without equity in earnings” in August 2015. In its 15th edition, the Anuário Valor 1000 (Valor 1000 Yearly Edition) shows the ranking of the 1,000 largest companies by net revenue, based on the IFRS balance sheet for the previous year.
Prêmio CONAREC (CONAREC Award) (National Congress of Company-Client Relationships)	In August 2015, we were the winners in the Banks category of the CONAREC (National Congress of Company- Client Relationship) award, which acknowledges the best customer service operation centers, technology vendors and sector's professionals.
Marcas Mais (More Brands) (O Estado de S. Paulo Newspaper and Troiano Branding)	In September 2015, we were ranked 1st among banks in the Marcas Mais study, a new publication of the Estado de São Paulo newspaper in partnership with Troiano Branding. The survey, which was responded by 2,500 interviewees, conducts an in-depth assessment of consumers' engagement with brands.

8)	REGULATION

8.1) INDEPENDENT AUDITORS – CVM Instruction No. 381

Procedures adopted by the Company

The policy adopted by us, including our subsidiaries and parent company, to engage non-audit related services from our independent auditors is based on the applicable regulations and internationally accepted principles that preserve the auditor’s independence. These principles include the following: (a) an auditor cannot audit his or her own work, (b) an auditor cannot act in a management role for companies where he or she provides external audit services; and (c) an auditor cannot promote the interests of their client. During the period from January to September 2015, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees. According to CVM Instruction No. 381, we list below the engaged services and related dates:

•	January 21, February 11, March 23 and May 26 – acquisition of research and technical materials;
•	September 9 – advisory on internal processes and usual market practices for middle market operations; and
•	September 23 – review of Tax Accounting Bookkeeping.

Independent Auditors’ Justification - PricewaterhouseCoopers

The provision of the above described non-audit related professional services does not affect the independence or the objectivity of the external audit of Itaú Unibanco, parent and its subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itaú Unibanco is based on principles that preserve the independence of Independent Auditors, all of which were considered in the provision of the referred services, including the approval by the Audit Committee.

8.2) BACEN – Circular nº 3,068/01

We hereby represent that we have the financial capacity and the intention to hold to maturity securities classified under the line item “held-to-maturity securities” in the balance sheet, in the amount of R$42.4 billion, corresponding to 12.3% of total securities and derivative financial instruments held in September 2015.

8.3) International Financial Reporting Standards (IFRS)

We disclosed the consolidated financial statements in accordance with the international financial reporting standards (IFRS) at the same date of this publication, pursuant to CVM/SEP Circular Letter No. 01/13. The complete financial statements are available on the Investor Relations website of Itaú Unibanco (www.itau.com.br/investor-relations > Financial Information).

9)	ACKNOWLEDGEMENTS

We thank our employees for their determination and skills which have been essential to reaching consistent and differentiated results, and our stockholders and clients for their trust.

(Approved at the Board of Directors' Meeting of October 30, 2015).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	75

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS	EXECUTIVE BOARD
Chairman	Chief Executive Officer
Pedro Moreira Salles	Roberto Egydio Setubal

Chief Executive Officer
Vice-Chairmen	Candido Botelho Bracher
Alfredo Egydio Arruda Villela Filho	Márcio de Andrade Schettini
Roberto Egydio Setubal	Marco Ambrogio Crespi Bonomi

Executive Vice-Presidents
Members	Claudia Politanski
Alfredo Egydio Setubal	Eduardo Mazzilli de Vassimon
Candido Botelho Bracher
Demosthenes Madureira de Pinho Neto
Fábio Colletti Barbosa
Gustavo Jorge Laboissière Loyola
Henri Penchas	Executive Directors
Nildemar Secches	Alexsandro Broedel Lopes
Pedro Luiz Bodin de Moraes	Leila Cristiane Barboza Braga de Melo
Ricardo Villela Marino	Paulo Sergio Miron

AUDIT COMMITTEE
Chairman	Directors
Geraldo Travaglia Filho	Adriano Cabral Volpini
Álvaro Felipe Rizzi Rodrigues
Cláudio José Coutinho Arromatte
Members	Eduardo Hiroyuki Miyaki
Antonio Francisco de Lima Neto	Emerson Macedo Bortoloto
Diego Fresco Gutierrez	José Virgilio Vita Neto
Luiz Alberto Fiore	Marcelo Kopel (*)
Maria Helena dos Santos Fernandes de Santana	Matias Granata
Sergio Darcy da Silva Alves	Rodrigo Luis Rosa Couto
Wagner Bettini Sanches

FISCAL COUNCIL
President
Iran Siqueira Lima	(*) Investor Relations Director.

Members
Alberto Sozin Furuguem
Luiz Alberto de Castro Falleiros

Accountant
Reginaldo José Camilo
CRC-1SP – 114.497/O-9

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	76

ITAÚ UNIBANCO S.A.

Chief Executive Officer	Directors (continued)
Candido Botelho Bracher	Fernando Julião de Souza Amaral
Márcio de Andrade Schettini	Fernando Mattar Beyruti
Marco Ambrogio Crespi Bonomi	Flávio Delfino Júnior
Francisco Vieira Cordeiro Neto
Gabriel Amado de Moura
Executive Vice-Presidents	Gilberto Frussa
Gustavo Trovisco Lopes
Alberto Fernandes	Henrique Pinto Echenique
Caio Ibrahim David	Ilan Goldfajn
Claudia Politanski	João Antonio Dantas Bezerra Leite
Eduardo Mazzilli de Vassimon	João Carlos de Gênova
Jean-Marc Robert Nogueira Baptista Etlin	Jorge Luiz Viegas Ramalho
Ricardo Villela Marino	José Félix Valencia Ríos
José Virgilio Vita Neto
Laila Regina de Oliveira Pena de Antonio
Executive Directors	Leon Gottlieb
Alexsandro Broedel Lopes	Lineu Carlos Ferraz de Andrade
Álvaro de Alvarenga Freire Pimentel	Livia Martines Chanes (*)
André Luis Texeira Rodrigues	Luís Eduardo Gross Siqueira Cunha
André Sapoznik	Luís Tadeu Mantovani Sassi
Carlos Eduardo Monico	Luiz Felipe Monteiro Arcuri Trevisan
Christian George Egan	Luiz Fernando Butori Reis Santos
Fernando Barçante Tostes Malta	Luiz Severiano Ribeiro
Fernando Marsella Chacon Ruiz	Marcello Siniscalchi
Flávio Augusto Aguiar de Souza	Marcelo Kopel
Gustavo Adolfo Funcia Murgel	Marcelo Luis Orticelli
João Marcos Pequeno de Biase	Marcio Luis Domingues da Silva
Leila Cristiane Barboza Braga de Melo	Marco Antonio Sudano
Luís Antonio Rodrigues	Marcos Antônio Vaz de Magalhães
Luís Fernando Staub	Marcos Vanderlei Belini Ferreira
Luiz Eduardo Loureiro Veloso	Mário Lúcio Gurgel Pires
Milton Maluhy Filho	Matias Granata
Ricardo Ribeiro Mandacaru Guerra	Messias dos Santos Esteves
Osvaldo José Dal Fabbro
Paulo Meirelles de Oliveira Santos
Pedro Barros Barreto Fernandes
Directors	Pedro Constantino Campos Donati Jorge
Adilso Martins de Lima	Renata Helena de Oliveira Tubini
Adriano Cabral Volpini	Ricardo Lima Soares
Adriano Maciel Pedroti	Ricardo Nuno Delgado Gonçalves
Alberto Zoffmann do Espirito Santo	Ricardo Orlando
Alexandre Enrico Silva Figliolino	Ricardo Urquijo Lazcano
Álvaro Felipe Rizzi Rodrigues	Roberto Fernando Vicente
André Carvalho Whyte Gailey	Rodrigo Luís Rosa Couto
André Ferrari	Rodrigo Rodrigues Baia
André Henrique Caldeira Daré	Rogério Carvalho Braga
Andréa Matteucci Pinotti Cordeiro	Rooney Silva
Antonio Carlos Barbosa Ortiz	Sergio Guillinet Fajerman
Atilio Luiz Magila Albiero Junior	Thales Ferreira Silva
Carlos Eduardo de Castro	Thiago Luiz Charnet Ellero
Carlos Henrique Donegá Aidar	Vanessa Lopes Reisner
Carlos Orestes Vanzo	Wagner Bettini Sanches
Cesar Ming Pereira da Silva
Cesar Padovan
Cícero Marcus de Araújo
Cintia Carbonieri Araújo
Claudio César Sanches
Cláudio José Coutinho Arromatte
Cristiane Magalhães Teixeira Portella
Cristiano Rogério Cagne
Cristina Cestari
Edilson Pereira Jardim
Eduardo Cardoso Armonia
Eduardo Corsetti
Elaine Cristina Zanatta Rodrigues Vasquinho
Emerson Savi Junqueira
Fabiana Pascon Bastos
Fabiano Meira Dourado Nunes
Fernando Della Torre Chagas

(*) Elected at the ESM of August 10, 2015 , approved by the BACEN of October 01, 2015.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	77

BANCO ITAÚ BBA S.A.

BOARD OF DIRECTORS
Chairman
Candido Botelho Bracher

Vice-Chairmen
Alberto Fernandes
Jean-Marc Robert Nogueira Baptista Etlin

Members
Álvaro de Alvarenga Freire Pimentel
Christian George Egan
Roderick Sinclair Greenlees

Directors
Alexsandro Broedel Lopes
André Carvalho Whyte Gailey
Carlos Henrique Donegá Aidar
Cristiano Rogério Cagne
Flávio Delfino Júnior
Gabriel Amado de Moura
Gilberto Frussa
João Carlos de Gênova
Marco Antônio Sudano
Rodrigo Luís Rosa Couto
Vanessa Lopes Reisner

ITAÚ SEGUROS S.A.

Chief Executive Officer
Luiz Eduardo Loureiro Veloso

Directors
Adriano Cabral Volpini
Alexsandro Broedel Lopes
Carlos Henrique Donegá Aidar
Cláudio José Coutinho Arromatte
Fernando Barçante Tostes Malta
Henrique Pinto Echenique
Leon Gottlieb

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	78

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

Assets	Note	09/30/2015	09/30/2014
Current assets		905,752,621	827,995,802
Cash and cash equivalents		18,138,383	16,636,451
Interbank investments	4b and 6	228,980,575	216,905,467
Money market		194,766,725	195,872,456
Money market – Assets Guaranteeing Technical Provisions - SUSEP	11b	3,329,381	3,201,679
Interbank deposits		30,884,469	17,831,332
Securities and derivative financial instruments	4c, 4d and 7	225,047,491	194,265,642
Own portfolio		40,988,823	67,113,637
Subject to repurchase commitments		36,991,153	6,607,449
Pledged in guarantee		5,260,425	1,919,870
Securities under resale agreements with free movement		2,660	5
Deposited with the Central Bank		3,254,033	8,610,933
Derivative financial instruments		21,900,743	9,774,231
Assets guaranteeing technical provisions - PGBL / VGBL fund quotas	11b	111,011,735	92,882,121
Assets guaranteeing technical provisions – other securities	11b	5,637,919	7,357,396
Interbank accounts		69,202,577	67,238,809
Pending settlement		3,873,849	3,686,824
Central Bank deposits		65,263,185	63,503,942
National Housing System (SFH)		2,308	3,355
Correspondents		63,235	44,688
Interbranch accounts		169,472	129,532
Loan, lease and other credit operations	8	238,045,614	222,524,994
Operations with credit granting characteristics	4e	254,710,132	237,018,174
(Allowance for loan losses)	4f	(16,664,518)	(14,493,180)
Other receivables		123,874,665	106,373,056
Foreign exchange portfolio	9	59,725,713	38,881,807
Income receivable		2,289,610	1,839,702
Transactions with credit card issuers	4e	23,392,701	20,776,147
Receivables from insurance and reinsurance operations	4m I and 11b	1,266,287	5,155,752
Negotiation and intermediation of securities		10,890,975	2,969,108
Sundry	13a	26,309,379	36,750,540
Other assets	4g	2,293,844	3,921,851
Assets held for sale		465,313	216,137
(Valuation allowance)		(79,067)	(66,468)
Unearned premiums of reinsurance	4m I	12,701	805,645
Prepaid expenses	4g and 13b	1,894,897	2,966,537
Long-term receivables		398,200,025	311,034,233
Interbank investments	4b and 6	696,883	632,822
Money market		-	17,648
Interbank deposits		696,883	615,174
Securities and derivative financial instruments	4c, 4d and 7	120,796,270	88,842,229
Own portfolio		76,020,008	65,550,527
Subject to repurchase commitments		23,610,814	12,765,007
Pledged in guarantee		1,877,218	706,993
Deposited with the Central Bank		2,282,907	-
Derivative financial instruments		11,622,310	4,721,306
Assets guaranteeing technical provisions – other securities	11b	5,383,013	5,098,396
Interbank accounts - National Housing System (SFH)		534,297	675,448
Loan, lease and other credit operations	8	204,959,530	181,048,821
Operations with credit granting characteristics	4e	222,488,362	191,813,485
(Allowance for loan losses)	4f	(17,528,832)	(10,764,664)
Other receivables		70,129,631	38,576,333
Foreign exchange portfolio	9	4,483,204	2,165,487
Receivables from insurance and reinsurance operations	4m I and 11b	223,718	-
Sundry	13a	65,422,709	36,410,846
Other assets	4g	1,083,414	1,258,580
Unearned premiums of reinsurance	4m I	520	263,450
Prepaid expenses	4g and 13b	1,082,894	995,130
Permanent assets		18,739,982	18,527,003
Investments	4h, 15a Il and III	3,732,317	3,433,501
Investments in affiliates and jointly controlled entities		3,293,598	3,021,699
Other investments		647,657	623,750
(Allowance for losses)		(208,938)	(211,948)
Real estate in use	4i and 15b l	7,244,169	7,412,469
Real estate in use		4,164,326	4,375,114
Other fixed assets		11,843,152	11,346,054
(Accumulated depreciation)		(8,763,309)	(8,308,699)
Goodwill	4j and 15b ll	243,688	202,079
Intangible assets	4k and 15b lll	7,519,808	7,478,954
Acquisition of rights to credit payroll		1,048,577	1,119,118
Other intangible assets		9,656,696	8,592,090
(Accumulated amortization)		(3,185,465)	(2,232,254)
Total assets		1,322,692,628	1,157,557,038

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	79

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

Liabilities	Note	09/30/2015	09/30/2014
Current liabilities		727,695,951	633,233,111
Deposits	4b and 10b	244,856,389	221,399,017
Demand deposits		57,387,934	44,595,760
Savings deposits		111,450,931	113,675,506
Interbank deposits		18,138,194	3,348,044
Time deposits		57,879,330	59,779,707
Deposits received under securities repurchase agreements	4b and 10c	183,869,184	175,377,954
Own portfolio		71,545,487	46,489,511
Third-party portfolio		106,241,668	126,381,794
Free portfolio		6,082,029	2,506,649
Funds from acceptances and issuance of securities	4b and 10d	28,610,201	26,692,108
Real estate, mortgage, credit and similar notes		21,136,509	21,518,708
Foreign borrowings through securities		6,483,574	3,997,176
Structured Operations Certificates		990,118	1,176,224
Interbank accounts		5,397,419	4,873,869
Pending settlement		3,574,322	3,323,552
Correspondents		1,823,097	1,550,317
Interbranch accounts		6,075,888	4,732,287
Third-party funds in transit		6,040,231	4,691,663
Internal transfer of funds		35,657	40,624
Borrowings and onlending	4b and 10e	58,196,244	40,669,794
Borrowings		43,409,067	23,727,036
Onlending		14,787,177	16,942,758
Derivative financial instruments	4d and 7g	23,916,153	8,527,510
Technical provision for insurance, pension plan and capitalization	4m II and 11a	7,909,334	12,566,971
Other liabilities		168,865,139	138,393,601
Collection and payment of taxes and contributions		4,444,275	4,938,280
Foreign exchange portfolio	9	59,055,431	39,633,913
Social and statutory	16b II	4,412,029	3,395,185
Tax and social security contributions	4n, 4o and 14c	7,607,780	9,406,287
Negotiation and intermediation of securities		14,818,292	5,908,519
Credit card operations	4e	51,197,223	50,146,703
Subordinated debt	10f	8,794,065	3,611,886
Sundry	13c	18,536,044	21,352,828
Long-term liabilities		487,886,760	429,906,176
Deposits	4b and 10b	55,872,272	59,576,077
Interbank deposits		231,619	293,741
Time deposits		55,640,653	59,282,336
Deposits received under securities repurchase agreements	4b and 10c	134,044,436	128,646,111
Own portfolio		107,178,461	105,966,841
Free portfolio		26,865,975	22,679,270
Funds from acceptances and issuance of securities	4b and 10d	30,867,649	20,397,315
Real estate, mortgage, credit and similar notes		8,368,559	8,579,134
Foreign borrowings through securities		19,670,667	10,917,546
Structured Operations Certificates		2,828,423	900,635
Borrowings and onlending	4b and 10e	46,384,169	40,989,534
Borrowings		20,835,284	13,816,127
Onlending		25,548,885	27,173,407
Derivative financial instruments	4d and 7g	18,429,852	7,675,518
Technical provision for insurance, pension plan and capitalization	4m II and 11a	118,226,464	100,405,834
Other liabilities		84,061,918	72,215,787
Foreign exchange portfolio	9	4,084,216	2,221,144
Tax and social security contributions	4n, 4o and 14c	7,892,740	6,144,443
Subordinated debt	10f	57,116,109	50,859,757
Sundry	13c	14,968,853	12,990,443
Deferred income	4p	1,908,464	1,318,110
Non-controlling interests	16f	1,848,568	2,323,619
Stockholders' equity	16	103,352,885	90,776,022
Capital		85,148,000	75,000,000
Capital reserves		1,412,963	892,700
Revenue reserves		20,936,355	17,059,971
Asset valuation adjustment	4c, 4d and 16e	(595,377)	(831,221)
(Treasury shares)		(3,549,056)	(1,345,428)
Total liabilities and stockholders' equity		1,322,692,628	1,157,557,038

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	80

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income (Note 2a)

(In thousands of Reais)

	Note	01/01 to 09/30/2015	01/01 to 09/30/2014
Income from financial operations		125,893,997	89,531,953
Loan, lease and other credit operations		59,174,926	49,002,881
Securities and derivative financial instruments		52,966,104	26,753,011
Financial income from insurance, pension plan and capitalization operations	11c	9,300,527	7,321,206
Foreign exchange operations		287,664	1,658,775
Compulsory deposits		4,164,776	4,796,080
Expenses of financial operations		(93,204,032)	(50,228,735)
Money market		(53,817,480)	(38,445,717)
Financial expenses on technical provisions for insurance, pension plan and capitalization	11c	(8,648,573)	(6,662,524)
Borrowings and onlending		(30,737,979)	(5,120,494)
Income from financial operations before loan and losses		32,689,965	39,303,218
Result of allowance for loan losses	8d I	(18,042,979)	(9,782,359)
Expenses for allowance for loan losses		(21,330,552)	(13,501,190)
Income from recovery of credits written off as loss		3,287,573	3,718,831
Gross income from financial operations		14,646,986	29,520,859
Other operating revenues (expenses)		(8,992,066)	(8,605,061)
Banking service fees	13d	15,375,985	14,013,472
Income from bank charges	13e	7,237,429	6,364,869
Result from insurance, pension plan and capitalization operations	11c	2,982,589	2,843,605
Personnel expenses	13f	(13,877,403)	(12,240,669)
Other administrative expenses	13g	(12,397,888)	(11,957,663)
Tax expenses	4o and 14a II	(3,570,140)	(3,898,329)
Equity in earnings of affiliates, jointly controlled entities and other investments	15a II and lll	452,056	393,256
Other operating revenues	13h	657,200	428,962
Other operating expenses	13i	(5,851,894)	(4,552,564)
Operating income		5,654,920	20,915,798
Non-operating income	2c	31,136	(22,331)
Income before taxes on income and profit sharing		5,686,056	20,893,467
Income tax and social contribution	4o and 14a I	12,407,068	(5,763,437)
Due on operations for the period		(7,839,976)	(6,743,082)
Related to temporary differences		20,247,044	979,645
Profit sharing – Management Members - Statutory - Law No. 6,404 of 12/15/1976		(167,303)	(187,305)
Non-controlling interests	16f	(263,988)	(221,007)
Net income		17,661,833	14,721,718
Weighted average of the number of outstanding shares	16a	5,936,744,661	6,013,831,770
Net income per share – R$		2.98	2.45
Book value per share - R$ (outstanding at 09/30)		17.37	15.07

Supplementary information

Exclusion of nonrecurring effects	2a and 22k	397,582	237,016
Net income without nonrecurring effects		18,059,415	14,958,734
Net income per share – R$		3.04	2.49

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	81

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In thousands of Reais)

	Note	01/01 to 09/30/2015	01/01 to 09/30/2014
Adjusted net income		32,271,005	38,279,244
Net income		17,661,833	14,721,718
Adjustments to net income:		14,609,172	23,557,526
Granted options recognized and share-based payment – variable compensation		55,103	156,125
Adjustment to market value of securities and derivative financial instruments (assets / liabilities)	7h	1,169,501	(368,946)
Effects of changes in exchange rates on cash and cash equivalents		(10,549,886)	1,712,205
Allowance for loan losses		21,330,552	13,501,190
Interest and foreign exchange expense from operations with subordinated debt		15,323,265	4,736,883
Financial expenses on technical provisions for pension plan and capitalization		8,648,573	6,662,524
Depreciation and amortization	15b	1,946,764	1,997,838
Interest expense from provision for contingent and legal liabilities	12b	1,160,849	746,183
Provision for contingent and legal liabilities	12b	2,728,434	2,646,882
Interest income from escrow deposits	12b	(192,257)	(310,212)
Deferred taxes (excluding hedge tax effects)		(4,700,339)	(979,645)
Equity in earnings of affiliates, jointly controlled entities and other investments	15a lll	(452,056)	(393,256)
Interest and foreign exchange income from available-for-sale securities		(15,347,318)	(5,393,641)
Interest and foreign exchange income from held-to-maturity securities		(7,749,112)	(1,943,138)
(Gain) loss from sale of available-for-sale financial assets	7i	1,189,908	416,429
(Gain) loss from sale of investments		46,627	11,537
(Gain) loss from sale of foreclosed assets		21,539	22,889
(Gain) loss from sale of fixed assets		5,253	30,270
Non-controlling interests		263,988	221,007
Other		(290,216)	84,402
Change in assets and liabilities		(41,744,305)	(35,604,908)
(Increase) decrease in assets		(68,050,455)	(65,711,239)
Interbank investments		(14,133,478)	(64,392,163)
Securities and derivative financial instruments (assets / liabilities)		(3,524,502)	21,281,546
Compulsory deposits with the Central Bank of Brazil		(2,156,871)	13,506,339
Interbank and interbranch accounts (assets / liabilities)		2,273,260	1,038,500
Loan, lease and other credit operations		(39,819,037)	(31,288,998)
Other receivables and other assets		(9,540,079)	(5,814,087)
Foreign exchange portfolio and negotiation and intermediation of securities (assets / liabilities)		(1,149,748)	(42,376)
(Decrease) increase in liabilities		26,306,150	30,106,331
Deposits		5,955,413	6,591,632
Deposits received under securities repurchase agreements		(7,099,487)	11,844,888
Funds for issuance of securities		11,728,146	833,033
Borrowings and onlending		15,803,945	5,006,026
Credit card operations (assets / liabilities)		(6,511,983)	(2,243,689)
Technical provision for insurance, pension plan and capitalization		4,705,051	4,172,912
Collection and payment of taxes and contributions		4,218,266	4,733,300
Other liabilities		2,545,938	5,574,653
Deferred income		485,747	192,656
Payment of income tax and social contribution		(5,524,886)	(6,599,080)
Net cash provided by (used in) operating activities		(9,473,300)	2,674,336
Interest on capital / dividends received from affiliated companies		188,661	242,820
Funds received from sale of available-for-sale securities		9,296,787	55,983,719
Funds received from redemption of held-to-maturity securities		2,456,786	1,888,190
Disposal of assets not for own use		75,034	20,013
Disposal of investments		73,840	202,107
Cash and cash equivalents net assets and liabilities due from BMG Seguradora acquisition	2c	-	(87,166)
Sale of fixed assets		82,032	17,091
Termination of intangible asset agreements		54,878	190,103
Purchase of available-for-sale securities		(8,772,673)	(41,580,718)
Purchase of held-to-maturity securities		(2,680,755)	(9,549,184)
Purchase of investments		(125,263)	(189,071)
Purchase of fixed assets	15b	(903,825)	(2,223,430)
Purchase of intangible assets	15b	(766,682)	(1,010,450)
Net cash provided by (used in) invesment activities		(1,021,180)	3,904,024
Increase in subordinated debt		-	193,936
Decrease in subordinated debt		(3,982,026)	(6,098,238)
Change in Non-controlling interests	16f	(772,763)	208,267
Granting of stock options		344,099	465,237
Purchase of treasury shares		(2,520,077)	-
Dividends and interest on capital paid to Non-controlling interests		(57,384)	(9,110)
Dividends and interest on capital paid		(6,740,481)	(6,072,419)
Net cash provided by (used in) financing activities		(13,728,632)	(11,312,327)

Net increase (decrease) in cash and cash equivalents		(24,223,112)	(4,733,967)

Cash and cash equivalents at the beginning of the period		87,831,981	45,802,194
Effects of changes in exchange rates on cash and cash equivalents		10,549,886	(1,712,205)
Cash and cash equivalents at the end of the period	4a and 5	74,158,755	39,356,022

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	82

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Added Value

(In thousands of Reais)

	Note	01/01 to 09/30/2015		01/01 to 09/30/2014
Income		134,135,357		104,696,738
Financial operations		125,893,997		89,531,953
Banking services		22,613,414		20,378,341
Result from insurance, pension plan and capitalization operations		2,982,589		2,843,605
Result of loan losses	8d	(18,042,979)		(9,782,359)
Other		688,336		1,725,198
Expenses		(99,055,926)		(54,781,299)
Financial operations		(93,204,032)		(50,228,735)
Other		(5,851,894)		(4,552,564)
Inputs purchased from third parties		(9,937,760)		(9,527,883)
Materials, energy and others	13g	(304,826)		(252,710)
Third-party services	13g	(2,885,284)		(2,957,080)
Other		(6,747,650)		(6,318,093)
Data processing and telecommunications	13g	(2,950,252)		(2,896,008)
Advertising, promotions and publication	13g	(745,497)		(707,936)
Installations		(1,048,447)		(937,199)
Transportation	13g	(299,500)		(319,235)
Security	13g	(506,780)		(466,502)
Travel expenses	13g	(158,715)		(144,187)
Other		(1,038,459)		(847,026)
Gross added value		25,141,671		40,387,556
Depreciation and amortization	13g	(1,499,321)		(1,538,808)
Net added value produced by the company		23,642,350		38,848,748
Added value received from transfer	15a lll	452,056		393,256
Total added value to be distributed		24,094,406		39,242,004
Distribution of added value		24,094,406		39,242,004
Personnel		12,605,090	52.3%	11,096,702	28.3%
Compensation		9,909,670	41.1%	8,906,157	22.7%
Benefits		2,111,991	8.8%	1,675,915	4.3%
FGTS – government severance pay fund		583,429	2.4%	514,630	1.3%
Taxes, fees and contributions		(7,397,312)	-30.7%	12,311,605	31.4%
Federal		(8,214,285)	-34.1%	11,533,382	29.4%
State		18,850	0.1%	66,354	0.2%
Municipal		798,123	3.3%	711,869	1.8%
Return on third parties’ assets - Rent		960,807	4.0%	890,972	2.3%
Return on own assets		17,925,821	74.4%	14,942,725	38.1%
Dividends and interest on capital		4,374,881	18.2%	3,207,823	8.2%
Retained earnings (loss) for the period		13,286,952	55.1%	11,513,895	29.3%
Minority interest in retained earnings		263,988	1.1%	221,007	0.6%

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	83

ITAÚ UNIBANCO HOLDING S.A.

Balance Sheet

(In thousands of Reais)

Assets	Note	09/30/2015	09/30/2014

Current assets		7,574,378	17,069,345
Cash and cash equivalents		217,710	104,902
Interbank investments	4b and 6	5,917,092	3,409,121
Money market		30,264	52,694
Interbank deposits		5,886,828	3,356,427
Securities and derivative financial instruments	4c, 4d and 7	15,709	12,487,433
Own portfolio		859	12,487,433
Pledged in guarantee		4,195	-
Derivative Financial Instruments		10,655	-
Other receivables		1,419,869	1,064,208
Income receivable	15a I	189,901	869,423
Sundry	13a	1,229,968	194,785
Other assets – prepaid expenses	4g	3,998	3,681
Long-term receivables		70,892,596	37,712,701
Interbank investiments – interbank deposits	4b and 6	70,030,255	37,337,265
Other receivables - sundry	13a	862,341	375,436
Permanent assets		75,843,398	63,646,204
Investments - Investments in subsidiaries	15a I	75,843,358	63,646,129
Real estate in use	4i	40	75
Total assets		154,310,372	118,428,250
Liabilities
Current liabilities		3,426,360	1,595,426
Funds from acceptance and issuance of securities	4b and 10d	559,948	18,667
Other liabilities		2,866,412	1,576,759
Social and statutory	16b II	1,733,513	905,908
Tax and social security contributions	4n, 4o and 14c	625,212	360,382
Subordinated debt	10f	441,252	272,292
Sundry		66,435	38,177
Long-term liabilities		42,863,789	19,562,870
Deposits - Interbank deposits	4b and 10b	7,554,921	-
Funds from acceptance and issuance of securities	4b and 10d	4,170,475	500,000
Derivative Financial Instruments	4d	81,155	-
Other liabilities		31,057,238	19,062,870
Tax and social security contributions	4n, 4o and 14c	11,725	1,106
Subordinated debt	10f	30,872,596	19,041,851
Sundry		172,917	19,913
Stockholders' equity	16	108,020,223	97,269,954
Capital		85,148,000	75,000,000
Capital reserves		1,412,963	892,700
Revenue reserves		26,086,533	23,415,789
Asset valuation adjustment	4c and 4d	(1,078,217)	(693,107)
(Treasury shares)		(3,549,056)	(1,345,428)
Total liabilities and stockholders' equity		154,310,372	118,428,250

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	84

ITAÚ UNIBANCO HOLDING S.A.

Statement of Income

(In thousands of Reais)

	Note	01/01 to 09/30/2015	01/01 to 09/30/2014
Income from financial operations		4,346,298	3,263,238
Securities and derivative financial instruments		4,346,298	3,263,238
Expenses of financial operations		(1,450,077)	(807,855)
Money market		(1,450,077)	(807,855)
Gross income from financial operations		2,896,221	2,455,383
Other operating revenues (expenses)		13,104,320	10,007,259
Personnel expenses		(108,798)	(187,787)
Other administrative expenses		(31,535)	(26,091)
Tax expenses	14a II	(179,994)	(200,783)
Equity in earnings of subsidiaries	15a I	13,501,407	10,476,999
Other operating revenues (expenses)		(76,760)	(55,079)
Operating income		16,000,541	12,462,642
Non-operating income		21,555	23,758
Income before taxes on income and profit sharing		16,022,096	12,486,400
Income tax and social contribution	4o	287,484	(97,428)
Due on operations for the period		(142,980)	(150,064)
Related to temporary differences		430,464	52,636
Profit sharing – Management Members - Statutory - Law No. 6,404 of 12/15/1976		8,034	(6,830)
Net income		16,317,614	12,382,142
Weighted average of the number of outstanding shares	16a	5,936,744,661	6,013,831,770
Net income per share – R$		2.75	2.06
Book value per share - R$ (outstanding at 09/30)		18.15	15.43

Supplementary information

Exclusion of nonrecurring effects	2a and 22k	397,582	237,016
Net income without nonrecurring effects		16,715,196	12,619,158
Net income per share – R$		2.82	2.10

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	85

ITAÚ UNIBANCO HOLDING S.A.

Statement of Changes in Stockholders’ Equity (Note 16)

(In thousands of Reais)

	Capital	Capital reserves	Revenue reserves	Asset valuation adjustment	Retained earnings	(Treasury shares)	Total
Balance at 01/01/2014	60,000,000	870,456	31,748,411	(1,534,691)	-	(1,854,432)	89,229,744
Reserve Capitalization - ESM 04/23/2014	15,000,000	-	(15,000,000)	-	-	-	-
Granting of stock options	-	(133,881)	90,114	-	-	509,004	465,237
Granting of options recognized	-	156,125	-	-	-	-	156,125
Payment of interest on capital on 02/28/2014 – declared after 12/31/2013 - R$ 0.5236 per share	-	-	(2,597,055)	-	-	-	(2,597,055)
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	805,172	-	-	805,172
Remeasurements in liabilities of post-employment benefits	-	-	-	36,412	-	-	36,412
Net income	-	-	-	-	12,382,142	-	12,382,142
Appropriations:
Legal reserve	-	-	619,107	-	(619,107)	-	-
Statutory reserves	-	-	8,555,212	-	(8,555,212)	-	-
Dividends and interest on capital	-	-	-	-	(3,207,823)	-	(3,207,823)
Balance at 09/30/2014	75,000,000	892,700	23,415,789	(693,107)	-	(1,345,428)	97,269,954
Changes in the period	15,000,000	22,244	(8,332,622)	841,584	-	509,004	8,040,210
Balance at 01/01/2015	75,000,000	1,315,744	27,224,331	(322,359)	-	(1,327,880)	101,889,836
Reserve Capitalization - ESM 04/29/2015	10,148,000	-	(10,148,000)	-	-	-	-
Purchase of treasury shares	-	-	-	-	-	(2,520,077)	(2,520,077)
Granting of stock options	-	42,116	3,082	-	-	298,901	344,099
Granting of options recognized	-	1,378	-	-	-	-	1,378
Share-based payment – variable compensation	-	53,725	-	-	-	-	53,725
Payment of interest on capital on 02/26/2015 – declared after 12/31/2014 - R$ 0.5380 per share	-	-	(2,935,613)	-	-	-	(2,935,613)
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	(718,050)	-	-	(718,050)
Remeasurements in liabilities of post-employment benefits	-	-	-	(37,808)	-	-	(37,808)
Net income	-	-	-	-	16,317,614	-	16,317,614
Appropriations:
Legal reserve	-	-	815,881	-	(815,881)	-	-
Statutory reserves	-	-	11,126,852	-	(11,126,852)	-	-
Dividends and interest on capital	-	-	-	-	(4,374,881)	-	(4,374,881)
Balance at 09/30/2015	85,148,000	1,412,963	26,086,533	(1,078,217)	-	(3,549,056)	108,020,223
Changes in the period	10,148,000	97,219	(1,137,798)	(755,858)	-	(2,221,176)	6,130,387

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	86

ITAÚ UNIBANCO HOLDING S.A.

Statement of Cash Flows

(In thousands of Reais)

	Note	01/01 to 09/30/2015	01/01 to 09/30/2014
Adjusted net income		14,195,640	3,716,674
Net income		16,317,614	12,382,142
Adjustments to net income:		(2,121,974)	(8,665,468)
Granted options recognized and share-based payment – variable compensation		55,103	156,125
Interest and foreign exchange expense from operations with subordinated debt		11,689,764	1,672,030
Deferred taxes		(430,464)	(52,636)
Equity in earnings of subsidiaries	15a I	(13,501,407)	(10,476,999)
Amortization of goodwill		43,308	43,308
Effects of changes in exchange rates on cash and cash equivalents		21,700	(7,346)
Other		22	50
Change in assets and liabilities		(564,509)	530,408
(Increase) decrease in other receivables and other assets		(442,043)	233,708
(Decrease) increase in other liabilities		(79,356)	296,700
Payment of income tax and social contribution		(43,110)	-
Net cash provided by (used in) operating activities		13,631,131	4,247,082
Interest on capital / dividends received		5,911,546	6,447,485
(Increase) decrease in interbank investments		(32,744,560)	(2,560,776)
(Increase) decrease in securities and derivative financial instruments (assets / liabilities)		13,609,973	(544,851)
(Purchase) sale of investments		89,740	(1,117,744)
(Purchase) sale of intangible assets		-	(23)
Net cash provided by (used in) investment activities		(13,133,301)	2,224,091
Increase (decrease) in deposits		7,554,921	(106,540)
Decrease in subordinated debt		(1,306,667)	(807,834)
(Increase) decrease in funds for issuance of securities		4,224,881	13,125
Granting of stock options		344,099	465,237
Purchase of treasury shares		(2,520,077)	-
Dividends and interest on capital paid		(6,740,481)	(6,072,419)
Net cash provided by (used in) financing activities		1,556,676	(6,508,431)

Net increase (decrease) in cash and cash equivalents		2,054,506	(37,258)

Cash and cash equivalents at the beginning of the period		144,772	252,881
Effects of changes in exchange rates on cash and cash equivalents		(21,700)	7,346
Cash and cash equivalents at the end of the period	4a and 5	2,177,578	222,969

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	87

ITAÚ UNIBANCO HOLDING S.A.

Statement of Added Value

(In thousands of Reais)

	Note	01/01 to 09/30/2015	01/01 to 09/30/2014
Income		4,945,057	3,342,785
Financial operations		4,346,298	3,263,238
Other		598,759	79,547
Expenses of financial operations		(1,497,832)	(839,943)
Financial operations		(1,450,077)	(807,855)
Other		(47,755)	(32,088)
Inputs purchased from third parties		(31,198)	(25,727)
Third-party services		(22,519)	(15,066)
Advertising, promotions and publication		(1,080)	(1,120)
Expenses for financial system services		(3,743)	(3,335)
Insurance		-	(6)
Other		(3,856)	(6,200)
Gross added value		3,416,027	2,477,115
Deprecitation and amortization		(43,332)	(43,358)
Net added value produced by the company		3,372,695	2,433,757
Added value received from transfer	15a I	13,501,407	10,476,999
Total added value to be distributed		16,874,102	12,910,756
Distribution of added value		16,874,102	12,910,756
Personnel		93,414	191,724
Compensation		92,129	190,553
Benefits		1,045	950
FGTS – government severance pay fund		240	221
Taxes, fees and contributions		462,737	336,526
Federal		462,701	336,491
Municipal		36	35
Return on third parties’ assets - rent		337	364
Return on own assets		16,317,614	12,382,142
Dividends and interest on capital		4,374,881	3,207,823
Retained earnings (loss) for the period		11,942,733	9,174,319

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	88

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Financial Statements

Exercise from January 1 to September 30, 2015 and 2014

(In thousands of Reais)

Note 1 - Operations

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company which, together with its subsidiaries and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations, and other complementary activities, with emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	89

Note 2 – Presentation of the financial statements

a)	Presentation of the financial statements

The financial statements of ITAÚ UNIBANCO HOLDING and of its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with accounting principles established by the Brazilian Corporate Law, including the amendments introduced by Laws No. 11,638, of December 28, 2007, and No. 11,941, of May 27, 2009, in conformity, when applicable, with instructions issued by the Central Bank of Brazil (BACEN), the National Monetary Council (CMN), the Brazilian Securities and Exchange Commission (CVM), the Superintendence of Private Insurance (SUSEP), the National Council of Private Insurance (CNSP) and the National Superintendence of Supplementary Pension – (PREVIC), which include the use of estimates necessary to calculate accounting provisions and valuation of financial assets.

In order to enable the analysis of the net income, the heading “Net income without nonrecurring effects” is presented below the Consolidated Statement of Income, and this effect is highlighted in a heading called “Exclusion of nonrecurring effects” (Note 22k).

As set forth in the sole paragraph of article 7 of BACEN Circular No. 3,068, of November 8, 2001, securities classified as trading securities (Note 4c) are presented in the Balance Sheet under Current Assets regardless of their maturity dates.

Lease Operations are presented, at present value, in the Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, lease and other loan operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign exchange portfolio to Loan Operations. The foreign exchange result is presented on an adjusted basis, with the reclassification of expenses and income, in order to represent exclusively the impact of variations and differences of rates on the balance sheet accounts denominated in foreign currencies.

b)	Consolidation

As set forth in paragraph 1, article 2, of BACEN Circular Letter No. 2,804, of February 11, 1998, the financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED comprise the consolidation of its foreign branches and subsidiaries.

Intercompany transactions and intercompany balances and intercompany results have been eliminated on consolidation. The investment funds in which ITAÚ UNIBANCO HOLDING CONSOLIDATED companies are the main beneficiaries or holders of principal obligations are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, in the same categories in which these securities had been originally allocated. The effects of the foreign exchange variation on investments abroad are classified in the heading Securities and Derivative Financial Instruments in the Statement of Income and for subsidiaries which functional currency is equal to that of the parent company and in Asset Valuation Adjustment for subsidiaries which functional currency is different from that of the parent company (Note 4s).

The difference of Net Income and Stockholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 16d) results from the adoption of different criteria for the amortization of goodwill originated on the purchase of investment, from the recording of transactions with minority stockholders where there is no change of control (Note 4q) and in the record of exchange variation on investments abroad and hedge of these investments which functional currency is different from that of the parent company, net of the respective deferred tax assets.

In ITAÚ UNIBANCO HOLDING, the goodwill recorded in subsidiaries, mainly originated from the ITAÚ and UNIBANCO merger and acquisition by minority stockholders of REDE, is being amortized based on the expected future profitability and appraisal reports, or upon realization of the investment, according to the rules and guidance of CMN and BACEN.

In ITAÚ UNIBANCO HOLDING CONSOLIDATED, from January 1, 2010, the goodwill originated from the purchase of investments is no longer fully amortized in the consolidated financial statements (Note 4j). By December 31, 2009, goodwill generated had been fully amortized in the periods investments were made.

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The consolidated financial statements comprise ITAÚ UNIBANCO HOLDING and its direct and indirect subsidiaries. We present below the main companies which together represent over 95% of total consolidated assets:

		Country of		Interest in voting capital at		Interest in total capital at
		Incorporation	Activity	09/30/2015	09/30/2014	09/30/2015	09/30/2014
Banco Itaú Argentina S.A.		Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú BBA S.A.		Brazil	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Chile		Chile	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú BMG Consignado S.A	(Note 2c)	Brazil	Financial institution	60.00%	60.00%	60.00%	60.00%
Banco Itaú Paraguay S.A.		Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Suisse S.A.		Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.		Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização		Brazil	Capitalization	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil		Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento		Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.		Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA Colombia S.A. Corporación Financiera		Colombia	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc		United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú BBA USA Securities Inc.		United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú BMG Seguradora S.A.	(Note 2c)	Brazil	Insurance	60.00%	60.00%	60.00%	60.00%
Itaú Corretora de Valores S.A.		Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.		Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco Financeira S.A. - Crédito, Financiamento e Investimento	(1)	Brazil	Consumer Finance Credit	-	100.00%	-	100.00%
Itaú Unibanco S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.		Brazil	Pension Plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Soc. Cred. Financiamento Investimento		Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A. - REDE		Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%

(1) Company merged in 01/31/2015 into Itaú Unibanco S.A. and Itaú BBA Participações S.A.

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c)	Business development

Association agreement with Banco BMG S.A.

On July 9, 2012, ITAÚ UNIBANCO HOLDING entered into an Association Agreement with Banco BMG S.A. ("BMG"), aiming at the offering, distribution and commercialization of payroll debit loans through the incorporation of a financial institution, the Banco Itaú BMG Consignado S.A. (“Itaú BMG Consignado”). After obtaining the previous approval required for starting operations, issued by the Administrative Council for Economic Defense (CADE) on October 17, 2012, the final documents were signed on December 13, 2012 and Banco BMG has been a stockholder of Itaú BMG Consignado since January 7, 2013. The completion of the operation was subject to the approval of the Central Bank of Brazil, which was obtained on April 18, 2013.

As a result of this transaction stockholders’ equity attributed to non-controlling stockholders increased by R$ 303,177 at the base date of 2013.

On April 29, 2014, an agreement was entered into to establish the combination of payroll loan business of BMG and Itaú BMG Consignado, which was concentrated in Itaú BMG Consignado. In reciprocity for this business combination, on July 25, 2014, a capital increase of Itaú BMG Consignado was carried out, fully subscribed and paid in by BMG in the amount of R$ 181,086. The possibility of this combination was already set forth in the investment agreement of December 13, 2012, which governs the association. After this capital increase, ITAÚ UNIBANCO HOLDING will hold a sixty per cent (60.0%) interest in the total and voting capital of Itaú BMG Consignado and BMG will hold the remaining forty per cent (40.0%).

Accordingly, as from July 25, 2014 and throughout the period of the Association, Itaú BMG Consignado is the exclusive vehicle of BMG and its controlling shareholders for the offer, in the Brazilian territory, of payroll loans, provided that certain exceptions are observed for a maximum period of six (6) months counted from the date on which the capital of Itaú BMG Consignado is increased.

This transaction had no significant accounting effects on the results of ITAÚ UNIBANCO HOLDING, which continued to consolidate Itaú BMG Consignado in its financial statements.

Credicard

On May 14, 2013, Itaú Unibanco Holding, signed with Banco Citibank, a Share and Quotas Purchase Agreement for the acquisition of Banco Credicard and Credicard Promotora de Vendas, including “Credicard” brand, for the amount of R$ 2,948,410 (monetarily adjusted). The completion of this transaction was pending approval by the Central Bank of Brazil, which was obtained on December 12, 2013 and settled on December 20, 2013.

Banco Credicard and Credicard Promotora de Vendas are the entities responsible for the supply and distribution of financial products and services under the “Credicard” brand, principally personal loans and credit cards. In view of this transaction, ITAÚ UNIBANCO HOLDING consolidated Banco Credicard and Credicard Promotora de Vendas in the consolidated financial statements from December, 2013 to August 31, 2014. Banco Credicard merged with Banco Itaucard S.A. on August 31,2014.

The allocation of the difference between the amount paid and the allocation of net assets at fair value led to the recognition of goodwill based on expected future profitability, in the amount of R$ 1,863 million, and other intangible assets.

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BMG Seguradora S.A.

On June 25, 2013, ITAÚ UNIBANCO HOLDING, through Banco Itaú BMG Consignado S.A. (“Itaú BMG Consignado”), which is an entity indirectly controlled by ITAÚ UNIBANCO HOLDING signed a Share Purchase Agreement with controlling shareholders of Banco BMG S.A. (“Sellers”) whereby Itaú BMG Consignado agreed to acquire 99.996% of the shares issued by BMG Seguradora S.A.

BMG Seguradora generated R$ 62.6 million in retained premiums during 2012 and, from January to May 2013, a retained premiums’ volume of R$ 42.4 million, 77.0% higher than the volume generated during the same period of 2012.

BMG Seguradora signed exclusivity agreements with Banco BMG S.A and with the Itaú BMG Consignado for the purpose of distributing insurance products to be offered jointly with the products distributed by these financial institutions.

The approval by the Central Bank of Brazil was obtained on December 19, 2013 and the transaction was settled on January 27, 2014 in the amount of R$ 88,1 million. This acquisition has not had any significant accounting impact on the results of ITAÚ UNIBANCO HOLDING, which has consolidated the transaction in its financial statements since January, 2014.

As a result of the study of Purchase Price Allocation - PPA, the allocation of difference between the amount paid and the share in net assets at fair value, resulted in the recognition of a goodwill due to expected future profitability in the amount of R$ 22.7 million.

Citibank N.A. Uruguay Branch

On June 28, 2013, ITAU UNIBANCO HOLDING, through its subsidiary Banco Itaú Uruguay S.A. (“BIU”) executed a binding agreement with Citibank N.A. Uruguay Branch (“Citi”) establishing the rules for the acquisition by BIU of the retail business conducted by Citi in Uruguay.

As a result of this transaction, BIU assumed a portfolio of more than 15,000 clients in Uruguay related to the retail business (bank accounts, saving and term deposits). The acquired assets include mainly the credit card operations conducted by Citi in Uruguay under the Visa, Mastercard and Diners brand, which in 2012 represented slightly more than 6.0% of the Uruguayan market share.

Approval was obtained from applicable regulatory authorities on December 10, 2013.

The allocation of the difference between the amount paid and the allocation of assets and liabilities related to the operation, net at fair value, led to the recognition of goodwill based on expected future profitability and other intangible assets.

Partnership with Fiat

On August 20, 2013, ITAÚ UNIBANCO HOLDING announced that it renewed for another 10 years, by means of its subsidiary Itaú Unibanco S.A., the commercial cooperation agreement entered into with Fiat Group Automobiles S.p.A. and Fiat Automóveis S.A. (“Fiat”). This agreement sets forth: (i) exclusive financing offer in promotional campaigns held by car maker Fiat for the sale of new automobiles; and (ii) the exclusive use of Fiat brand in vehicle-financing related activities.

The amount involved in the transaction is not material for ITAÚ UNIBANCO HOLDING and, therefore, will not cause any material accounting effect in its results.

Itaú CorpBanca

On January 29, 2014, ITAÚ UNIBANCO HOLDING, together with its subsidiary Banco Itaú Chile S.A. (“BIC”) entered into an agreement (Transaction Agreement) with CorpBanca (“CorpBanca”) and its controlling stockholders (“Corp Group”) establishing the terms and conditions to merge the operations of BIC and CorpBanca Chile in Chile and in the other jurisdictions in which CorpBanca operates.

The operation will be realized by means of (i) capital increase of BIC in the amount of US$ 652 million to be carried out by ITAÚ UNIBANCO HOLDING or one of its subsidiaries, (ii) merger of BIC into CorpBanca, with the cancellation of BIC shares and the issuance of new shares, at the estimated rate of 85,420.07 shares of CorpBanca for each 1 share of BIC, to be approved at the stockholders' meeting of CorpBanca upon the affirmative vote of two thirds (2/3) of shares issued by CorpBanca, so that the interests in the bank resulting from the merger (to be named “Itaú CorpBanca”) are 33.58% for ITAÚ UNIBANCO HOLDING and 33.13% for Corp Group, and (iii) subsequent integration of Itaú BBA Colombia S.A. into the operations of Itaú CorpBanca or its subsidiaries.

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Itaú CorpBanca will be controlled by ITAÚ UNIBANCO HOLDING, which will enter into a stockholders’ agreement with Corp Group when the operation is concluded. This agreement will entitle ITAU UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of Itaú CorpBanca in accordance to their interests in capital stock, and this group of stockholders will have the privilege of electing the majority of members of the Board of Directors, and ITAÚ UNIBANCO HOLDING will be entitled to elect the majority of these members. The chairman of the Boards of Directors of Itaú CorpBanca and its subsidiaries will be appointed by Corp Group, and their vice-chairman by ITAÚ UNIBANCO HOLDING. The executives of Itaú CorpBanca and its subsidiaries will be proposed by ITAÚ UNIBANCO HOLDING and ratified by the Board of Directors of Itaú CorpBanca. The stockholders’ agreement will also set forth that Corp Group will be entitled to approve, together with ITAÚ UNIBANCO HOLDING, certain strategic matters of Itaú CorpBanca, and it will include provisions on the transfer of shares between ITAU UNIBANCO HOLDING and Corp Group, and also to third parties.

Approvals for the merger were obtained from CorpBanca and BIC shareholders, and from all proper regulatory authorities in Chile, Brazil, Colombia and Panama.

It is estimated that this operation will not have significant accounting effects on the results of ITAÚ UNIBANCO HOLDING, which will consolidate Itaú CorpBanca in its financial statements.

Major Risk Insurance Operation

 ITAÚ UNIBANCO HOLDING, whereby its subsidiary Itaú Unibanco S.A., signed on July 4th, 2014 a “Share Purchase Agreement” with ACE Ina International Holdings, Ltd. (“ACE”) whereby Itaú Unibanco and some of its subsidiaries have undertaken to sell their total stakes in Itaú Seguros Soluções Corporativas S.A. (“ISSC”).

ISSC had the ITAÚ UNIBANCO HOLDING’s major risk insurance operations, the clients of which were middle market and large corporations with policies representing high insured values. This operation was approved by the Administrative Council for Economic Defense (CADE) on September 15, 2014 and by SUSEP on October 09, 2014.

Based on pro-forma data for December 31, 2013, the major risk insurance operation comprises the following: net equity value of R$ 364 million, assets of R$ 5.8 billion and technical reserves of R$ 4.6 billion.

After certain conditions established in the agreement are fulfilled, ACE paid R$ 1.515 billion to ITAÚ UNIBANCO HOLDING and its subsidiaries. The transfer of these shares and the financial settlement of the operation were carried out on October 31, 2014.

The operation produced an accounting effect, before tax, of R$ 1.1 billion on fourth quarter ITAÚ UNIBANCO HOLDING's results.

The sale of this operation reflects ITAÚ UNIBANCO HOLDING’s strategy of commercializing the mass-market insurance products typically related to retail banking.

Tecnologia Bancária S.A. (TECBAN) – New Shareholders’ Agreement

The subsidiaries of ITAÚ UNIBANCO HOLDING, in conjunction with other financial institutions, on July 17, 2014 signed a new Shareholders Agreement of TecBan that will revoke and substitute the current shareholders agreement as soon as it comes into effect.

In addition to the usual provisions in shareholders agreements such as rules on governance and the transfer of shares, the Shareholders Agreement provides that within approximately 4 (four) years as from the date it comes into effect, the Parties shall have substituted part of their external network of Automatic Teller Machines (“ATM”) for Banco24Horas Network ATMs, which are and shall continue to being managed by TecBan. As a general rule, the external ATM network can be considered those ATMs located outside the branch banking environment or where access is not restricted, exclusive or controlled such as for example such equipment installed in shopping centers, gasoline service stations, supermarkets etc.

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In line with the worldwide tendency towards best practice in the industry, the Parties constituting Brazil’s leading retail banks will consolidate their external ATM networks on the Banco24Horas Network terminals, generating increased efficiency, greater quality and capillarity of customer service. It should also be pointed out that in addition to the Parties, approximately 40 (forty) other banks are clients of TecBan. Consequently, this growth in the Banco24Horas Network will also significantly benefit these institutions and their respective customers.

The operation was approved by the Administrative Council for Economic Defense (CADE) on October 22, 2014, with no restrictions. The effective date of sale and settlement was November 14, 2014.

This operation had no significant accounting effects on the results of ITAÚ UNIBANCO HOLDING.

Maxi Pago

In September, 2014 ITAU UNIBANCO HOLDING, through its subsidiary Rede (Redecard S.A.), entered into a share purchase agreement with the controlling parties of MaxiPago Serviços de Internet S.A., a payments gateway company featuring network interconnection for mobile electronic payments.

Approval was obtained from the Central Bank on December 15, 2014, and preconditions were fulfilled on January 8, 2015. This agreement provides for the acquisition of 35,261 common shares of MaxiPago, which represents 75% of total stock and voting capital.

The allocation of the difference between the amount paid and the allocation of net assets at fair value resulted in the recognition of goodwill due to expected future profitability in the amount of R$ 10.5 million.

MCC Securities and MCC Corredora de Bolsa

In July 2011 ITAÚ UNIBANCO HOLDING, through its subsidiary in Chile, entered into a share purchase agreement with MCC Inversiones Globales (MCC Inversiones) and MCC Beneficial Owners (Chilean Individuals), by which it agreed to gradually acquire the total shares of MCC Secutires.

In June 2012 ITAÚ UNIBANCO HOLDING, through its subsidiary in Chile, entered into a share purchase agreement with MCC Inversiones Globales (MCC Inversiones) and MCC Beneficial Owners (Chilean Individuals), by which it agreed to gradually acquire the total shares of MCC Corredora de Bolsa.

In August 2014, the aforementioned parties entered into a new agreement for acquiring in advance the remaining shares of MCC Securities and MCC Corredora de Bolsa for amounts US$ 32.7 million and US$ 6.7 million respectively.

Accordingly, with this operation ITAÚ UNIBANCO HOLDING validates its relevant share in the Chilean private banking market, as it now fully consolidates MCC Securities and MCC Corredora de Bolsa in its financial statements beginning in August 2014.

Via Varejo

On October 1, 2014 ITAU UNIBANCO HOLDING informed that, in view of the early termination by Via Varejo of the operating agreements for the offer of extended warranty insurance in the “Ponto Frio” and “Casas Bahia” stores, its subsidiary Itaú Seguros S.A. received from Via Varejo the cash amount of R$ 584 million, mainly related to the refund of amounts disbursed pursuant to these agreements, duly restated.

This operation had no significant effects on the results of ITAU UNIBANCO HOLDING.

MasterCard Brasil Soluções de Pagamento Ltda.

In March 2015 Itaú Unibanco S.A., entered into an agreement with MasterCard Brasil Soluções de Pagamento Ltda. (“MasterCard”) to create an alliance in the payment solutions market in Brazil (“Strategic Alliance”).

Itaú Unibanco’s purposes with the creation of the Strategic Alliance are (a) to focus on the expansion of its issue and acquisition business, particularly related to the new payment solutions network, (b) to have access to new payment solutions technologies, (c) to obtain significant scale and efficiency gains, and (d) to benefit from MasterCard’s expertise in the management of payment solution brands.

The effectiveness of the Strategic Alliance is subject to the satisfaction of certain conditions precedent and approval by proper regulatory authorities.

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Note 3 – Requirements of capital and fixed asset limits

a) Basel and fixed asset ratios

Represented below are the main indicators at September 30, 2015, according to present regulation which defines the Prudential Consolidated as the calculation basis:

Consolidated
Prudential (1)
Referential equity (2)	124,762,890
Basel ratio	16.1%
Tier I	12.3%
Common Equity	12.3%
Additional Capital	0.0%
Tier II	3.8%
Fixed assets ratio	29.7%
Excess capital in relation to fixed assets	25,301,685

(1)	Consolidated financial statements including financial companies and the like. As from the base date January 2015, in accordance with Circular 4.278, this is the calculation consolidated basis;
(2)	According to CMN Resolutions No. 4,192, of March 1, 2013, No. 4,278, of October 31, 2013 and No. 4,311, of February 20, 2014, CMN defines Regulatory Capital, for the purpose of operational limit calculation, as the sum of two tiers, Tiers I and II, in which Tier I is comprised of Common Equity Tier 1 and Additional Tier 1 Capital. The calculation is composed of items that are an integral part of the Stockholders’ Equity plus prudential adjustments and deductions, in addition to eligible instruments, particularly subordinated debt.

Management considers the current Basel ratio (16.1%, based on Prudential consolidated, of which 12.3% of Common Equity and Tier I and 3.8% of Tier II) to be adequate, taking into account that exceeds by 5.1 percent the minimum required by the authorities (11.0%).

In 2015, the Financial System Consolidated has no longer been calculated for capital effects, in compliance with the standards in force, and it has been replaced by Prudential Consolidated.

CMN Resolution No. 4,192, of March 1, 2013, as amended, address the Referential Equity calculation methodology, and CMN Resolution No. 4,193, of March 1, 2013, as amended, address the minimum requirements for Referential Equity, Tier I, and Common Equity Tier I, and introduces the Additional Common Equity Tier 1. ITAÚ UNIBANCO HOLDING CONSOLIDATED opted for using the Standardized Approach to calculate credit and market risk-weighted assets, and the Alternative Standardized Approach to calculate operational risk-weighted assets, based on the regulation in force accordingly.

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The referential equity used for the calculation of ratios and the risk-weighted assets at September 30, 2015, are as follows:

	Consolidated Prudential
Stockholders' equity ITAÚ UNIBANCO HOLDING S.A. (consolidated)	103,352,885
Non-controlling interests	910,599
Changes in ownership interest in a subsidiary from capital transaction	3,987,684
Consolidated stockholders’ equity (BACEN)	108,251,168
Common Equity deductions (1)	(12,933,605)
Common Equity Tier I	95,317,563
Additional Tier I deductions	46,298
Additional Tier I Capital	46,298
Tier I (Common Equity + Additional Capital)	95,363,861
Instruments eligible to comprise Tier II	29,353,581
Tier II deductions	45,448
Tier II	29,399,029
Regulatory Capital (Tier I + Tier II)	124,762,890
Risk-weighted assets	774,661,531
Risk-weighted assets of credit risk (RWACPAD)	728,976,178	94.1%
a) Per weighting factor (FPR):
FPR at 2%	218,920	0.0%
FPR at 20%	6,872,999	0.9%
FPR at 35%	9,666,552	1.2%
FPR at 50%	49,582,971	6.4%
FPR at 75%	138,754,582	17.9%
FPR at 85%	151,295,278	19.5%
FPR at 100%	304,598,360	39.3%
FPR at 250%	35,744,086	4.6%
FPR at 300%	17,918,492	2.3%
FPR at 1250% (2)	2,399,528	0.3%
Derivatives – Future potential gain and Variation of the counterparty credit quality Minimum Required Regulatory Capital	11,924,410	1.5%
b) Per type:
Securities	54,555,873	7.0%
Loan operations - retail	111,978,876	14.5%
Loan operations – non-retail	240,199,786	31.0%
Joint obligations - retail	258,622	0.0%
Joint obligations – non-retail	64,930,004	8.4%
Loan commitments - retail	26,497,376	3.4%
Loan commitments – non-retail	16,222,607	2.1%
Other exposures	214,333,034	27.7%
Risk-weighted assets of operational risk (RWAOPAD)	28,622,953	3.7%
Retail	7,470,420	1.0%
Commercial	16,490,550	2.1%
Corporate finance	1,379,791	0.2%
Negotiation and sales	(4,927,254)	-0.6%
Payments and settlements	3,074,061	0.4%
Financial agent services	2,872,911	0.4%
Asset management	2,144,545	0.3%
Retail brokerage	117,929	0.0%
Business plans	-	0.0%
Risk-weighted assets of market risk:	17,062,400	2.2%
Gold, foreign currency and operations subject to foreign exchange variation (RWACAM)	3,435,018	0.4%
Operations subject to interest rate variation	11,844,064	1.5%
Fixed rate denominated in Real (RWAJUR1)	2,934,345	0.4%
Foreign currency coupon (RWAJUR2)	5,651,964	0.7%
Price index coupon (RWAJUR3)	3,257,755	0.4%
Interest rate coupon (RWAJUR4)	-	0.0%
Operations subject to commodity price variation (RWACOM)	573,836	0.1%
Operations subject to stock price variation (RWAACS)	1,209,482	0.2%
RWA	774,661,531	100.0%
Minimum Required Regulatory Capital	85,212,768
Excess capital in relation to Minimum Required Regulatory Capital	39,550,122	46.4%
Ratio (%)	16.1%
Regulatory Capital calculated for covering the interest rate risk of operations not classified into the trading portfolio (RBAN)	1,210,815

(1) As from June 30, 2015, Resolution No. 4.277/13 establishes the application of prudential adjustments related to pricing of financial instruments evaluated by market value, impacting deductions of capital by R$ 336 million.

(2) Considers the application of "F" factor required by article 29 of Circular No. 3.644/13.

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During this period, the effects of the changes in legislation and balances were as follows:

Changes in the Basel Ratio	Referential equity	Weighted exposure	Effect
Ratio at 12/31/2014 - Operating Consolidated	129,790,456	768,074,569	16.9%
Change - prudential consolidated (*)	570,344	(17,234,271)	0.5%
Net income for the period	16,877,817	-	2.3%
Interest on capital and dividends	(7,310,494)	-	-1.0%
Benefits to employees - CVM Resolution No. 695, December 13, 2012	(37,808)	-	0.0%
Granting of options recognized	1,378	-	0.0%
Granting of stock options – exercised options in the period	344,099	-	0.1%
Asset valuation adjustment	(718,051)	-	-0.1%
Deductions in referential equity	(8,409,452)	-	-1.1%
Purchase of treasury shares	(2,520,077)		-0.3%
Subordinated debt and redeemable preferred shares	(4,193,368)	-	-0.6%
Other changes in referential equity	368,046	-	0.1%
Changes in risk exposure	-	23,821,233	-0.5%
Ratio at 09/30/2015 - Prudential Consolidated	124,762,890	774,661,531	16.1%

(*) Effect due to the change of the consolidated for calculation.

b)	Capital for insurance activity

The CNSP - National Council of Private Insurance changed on July 15, 2015, the requirements for calculation of insurance regulatory capital with the enactment of CNSP Resolution No.321 (which revoked Resolutions CNSP No. 316 of September 25, 2014, No. 317 of December 12, 2014, No.228 of December 6, 2010, No.280 of January 30, 2013, and No.283 of January 30, 2013, No.284 of January 30, 2013). This regulation establishes the rules for the regulatory capital required for authorization and operation of insurance, private pension and capitalization companies. The regulations that establish the rules for the calculation of capital arising from credit, underwriting, operational and market risks.

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Note 4 – Summary of the main accounting practices

a)	Cash and cash equivalents - For the purpose of the Consolidated Statement of Cash Flows, this item includes cash and current accounts in banks (considered in the heading cash and cash equivalents), interbank deposits and securities purchased under agreements to resell – funded positions that have original maturities of up to 90 days.

b)	Interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowings and onlending, subordinated debt and other receivables and payables – Transactions subject to monetary correction and foreign exchange variation and operations with fixed charges are recorded at present value, net of the transaction costs incurred, calculated “pro rata die” based on the effective rate of transactions, according to CVM Resolution No. 649 of December 16, 2010.

c)	Securities - Recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular No. 3,068, of November 8, 2001. Securities are classified into the following categories:

•	Trading securities – acquired to be actively and frequently traded, and adjusted to market value, with a contra-entry to the results for the period;

•	Available-for-sale securities – securities that can be negotiated but are not acquired to be actively and frequently traded. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders’ equity;

•	Held-to-maturity securities – securities, except for non-redeemable shares, for which the bank has the financial condition and intends or is required to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted using the accrual method through their maturity date, not being adjusted to market value.

Gains and losses on available-for-sale securities, when realized, are recognized at the trade date in the statement of income, with a contra-entry to a specific stockholders’ equity account.

Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

d)	Derivative financial instruments - these are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Circular No. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client’s request, for their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value highly associated with those of the items being protected at the beginning and throughout the duration of the contract, and which are found effective to reduce the risk related to the exposure being protected, are classified as a hedge, in accordance with their nature:

•	Market Risk Hedge – financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

•	Cash Flow Hedge - the effective amount of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion of the hedge is recorded directly in the statement of income.

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•	Net Investment Hedge in Foreign Operations - It is accounted for similarly to a cash flow hedge, i.e., the portion of gains or losses on the hedging instrument that is determined to be an effective hedge is recognized in stockholders’ equity, and reclassified to income for the period in the case of a disposal of the foreign operation. The ineffective portion is recognized in income for the period.

e)	Loan, lease and other credit operations (operations with credit granting characteristics) – These transactions are recorded at present value and calculated “pro rata die” based on the variation of the contracted index and interest rate, and are recorded on the accrual basis until the 60th day overdue in financial companies, according to the estimate of receipt. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. The funds related to these amounts are recorded in Other Liabilities – Credit Card Operations, which also include funds arising from other credits related to transactions with credit card issuers.

f)	Allowance for loan losses - the balance of the allowance for loan losses was recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses according to the rules determined by CMN Resolution No. 2,682 of December 21, 1999, among which are:

•	Provisions are recorded from the date loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default;

•	Taking into account default exclusively, the write-off as losses occur after 360 days of credits have matured or after 540 days for operations that mature after a period of 36 months.

g)	Other assets - these assets are mainly comprised of assets held for sale relating to real estate available for sale, own real estate not in use and real estate received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations, reinsurance unearned premiums (Note 4m I); and prepaid expenses, corresponding to disbursements, the benefit of which will occur in future periods.

As from January 1, 2015, Itaú Unibanco adopts the option provided for in Circular No. 3,693/13, which establishes accounting procedures for the compensation of local correspondents in connection with credit origination.These compensation amounts for local correspondents in connection with transactions originated as from January 1, 2017 will be fully recorded as expenses for the period.

h)	Investments – investments in subsidiary and affiliated companies are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost and adjusted to market value by setting up a provision in accordance with current standards.

i)	Fixed assets - these assets are stated at cost of acquisition or construction, less accumulated depreciation, and are adjusted to market value until December 31, 2007, when applicable, for insurance, pension plan and capitalization operations the adjustments to market value are supported by appraisal reports. They correspond to rights related to tangible assets intended for maintenance of the company’s operations or exercised for such purpose, including assets arising from transactions that transfer to the company their benefits, risks and controls. The consideration of lease contracts started to be recorded in income in accordance with CMN Resolution No. 3,617 / 08, as of September 30, 2015, as determined by the Central Bank.

j)	Goodwill – corresponds to the amount paid in excess for the purchase of investments and is amortized based on expected future profitability or as realized. It is annually tested for impairment.

k)	Intangible assets – correspond to rights acquired whose subjects are intangible assets intended for maintenance of the company or which are exercised for such purpose, according to the CMN Resolution No. 3,642, of November 26, 2008. They are composed of (i) the goodwill amount paid on acquisition of the company, transferred to intangible assets in view of the transfer of the adquirer’s equity by the acquired, as set forth by Law No. 9,532/97, to be amortized based on the period defined in appraisal reports; (ii) use rights and rights acquired to credit payrolls and partnership agreements, amortized over the terms of the contracts or to the extent that the economic benefits flow to the company and (iii) software and customer portfolios, amortized over a term varying from five to ten years.

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l)	Impairment of assets – a loss is recognized when there is clear evidence that assets are stated at a non-recoverable value. This procedure is adopted semiannually.

m)	Insurance, pension plan and capitalization operations - insurance premiums, accepted coinsurances and selling expenses are accounted by issuing an insurance policy or in accordance with the insurance effectiveness term, through the recognition and reversal of the provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from social security contributions, gross revenue from premium bonds and respective technical provisions are recognized upon receipt.

I - Credits from operations and other assets related to insurance and reinsurance operations:

•	Insurance premiums receivable - Refer to installments of insurance premiums receivable, current and past due, in accordance with insurance policies issued;

•	Reinsurance recoverable amounts – Refer to claims paid to the insured party while recovery of these paid amounts is pending from Reinsurer, installments of unsettled claims and incurred but not reported claims - Reinsurance (IBNR), classified in assets in accordance with the criteria established by CNSP Resolution No. 321, of July 15, 2015, as amended by CNSP Resolution No. 319, of December 12, 2014, and SUSEP Circular No. 517, of July 30, 2015;

•	Reinsurance unearned premiums – Recognized to determine the portion of reinsurance unearned premiums, calculated “pro rata die”, and for risks of policies not issued computed based on estimates, based on the actuarial technical study and in compliance with the criteria established by CNSP current legislation as amended by CNSP Resolution No. 319, of December 12, 2014, and SUSEP Circular No. 517, of July 30, 2015.

II - The technical provisions of insurance, pension plan and capitalization are recognized according to the technical notes approved by SUSEP and criteria established by current legislation.

II.I-	Insurance and pension plan:

•	Provision for unearned premiums – it is recognized, based on insurance premiums, for the coverage of amounts payable related to claims and expenses to be incurred, throughout the terms to be elapsed, in connection with the risks assumed at the calculation base date. The calculation is performed on the level of policies or endorsement of agreements in force, under the pro rata-die criterion. The provision includes an estimate for effective and not issued risks (PPNG-RVNE).

•	Provision for unsettled claims – it is recognized for the coverage of amounts payable related to lump-sum payments and income overdue of claims reported up to the calculation base date, but not paid yet. The provision covers administrative and legal claims, gross of accepted coinsurance operations and reinsurance operations and net of ceded coinsurance operations. The provision should include, whenever required, IBNER (claims incurred but not sufficiently reported) for the aggregate development of claims reported but not paid, which amounts may be changed throughout the process up to the final settlement.

•	Provision for claims incurred and not reported - IBNR – it is recognized for the coverage of expected unsettled amounts related to claims incurred but not reported up to the calculation base date, gross of accepted coinsurance operations and reinsurance operations, and net of ceded coinsurance operations.

•	Mathematical provisions for benefits to be granted - recognized for the coverage of commitments assumed to participants or policyholders, based on the assumptions set forth in the contract, while the event that gave rise to the benefit and/or indemnity has not occurred. The provision is calculated in accordance with the methodology approved in the actuarial technical note of the product.

•	Mathematical provisions for granted benefits - it is recognized after the event triggering the benefit occurs, for coverage of the commitments assumed with the participants or insured, based on the assumptions established in the agreement. The provision is calculated in accordance with methodologies approved in the technical actuarial note of the product.

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•	Provision for financial surplus – it is recognized to ensure the amounts intended for distribution of financial surplus, in accordance with regulation in force, in the event it is stated in the agreement. Corresponds to the financial income exceeding the minimum return guaranteed in the product.

•	Supplemental Coverage Provision – recognized whenever technical provisions are found to be insufficient, as determined by the Liability Adequacy Test, in accordance with the provisions specified in regulation in force.

•	Provision for redemptions and other amounts to regularize – it comprises the amounts related to redemptions to regularize, returns of premiums or funds, portability requested but, for any reason, not yet transferred to the insurance company or open private pension entity beneficiary, and premiums received but not quoted.

•	Provision for related expenses - It is recognized for the coverage of expected amounts related to expenses with benefits and indemnities, due to events incurred and to be incurred.

II.II - Capitalization:

•	Mathematical provision for capitalization – recognized until the event triggering the benefit occurs, and comprises the portion of the amounts collected for capitalization. It includes monetary restatement and interest, as from the beginning of the validity date.

•	Provision for redemption – recognized as from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of the financial settlement or the date the evidence of payment of the obligation is received

•	Provision for raffles unrealized – comprises the portion of the amounts collected for raffles for each certificate, which raffles have been funded, but that, at the recognition date, have not yet been realized.

•	Provision for raffles payable – recognized as from the date the raffle is drawn until the date of the financial settlement or the date the evidence of payment of the obligation is received, or in conformity with other cases provided by law.

•	Supplementary provision for raffles – recognized to supplement the Provision for raffles unrealized, and is used for coverage of possible insufficient amounts related to the expected amount of raffles to be drawn.

•	Provision for administrative expenses - recognized for the coverage of expected amounts related to the administrative expenses for the capitalization plans.

n)	Contingent assets and liabilities and legal liabilities – tax and social security - assessed, recognized and disclosed according to the provisions set forth in CMN Resolution No. 3,823 of December 16, 2009, and BACEN Circular Letter No. 3,429 of February 11, 2010.

I - Contingent assets and liabilities

Refer to potential rights and obligations arising from past events, the occurrence of which is dependent upon future events.

•	Contingent assets - not recognized, except upon evidence ensuring a high reliability level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or offset against another liability;

•	Contingent liabilities - basically arise from administrative proceedings and lawsuits, inherent in the normal course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated based on conservative practices, being usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required for settling the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; and remote, for which recognition or disclosure are not required. Any contingent amounts are measured through the use of models and criteria which allow their adequate measurement, in spite of the uncertainty of their term and amounts.

Escrow deposits are restated in accordance with the current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results.

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II - Legal liabilities – tax and social security

Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to judicial defense, recognized in the full amount under discussion.

Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

o)	Taxes - these provisions are calculated according to current legislation at the rates shown below, using the related calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution (1)	20.00%
PIS (2)	0.65%
COFINS (2)	4.00%
ISS up to	5.00%

(1)	On October 06, 2015, Law No. 13,169, a conversion of Provisional Measure No. 675, which increased the Social Contribution tax rate from 15% to 20% until December 31, 2018, for financial institutions, insurance companies and credit card management companies. For the other companies, the tax rate remains at 9%.
(2)	For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%.

On May 14, 2014, Law No. 12,973 was enacted to change the federal tax legislation about IRPJ, CSLL, PIS and COFINS, which effects started on 01/01/2015, since ITAÚ UNIBANCO HOLDING did not exercise the option of advancing the effects pursuant to articles 75 and 96. Among other matters, said Law provides for:

•	the revocation of the Transition Tax Regime – RTT, established by Law No. 11,638/07, amended by Law No. 11,941, of May 27, 2009;
•	taxation of legal entities domiciled in Brazil, in connection with the equity increase arising from the interest in profit earned abroad by subsidiaries and affiliates and profit earned by individuals resident in Brazil by means of a legal entity controlled abroad.

Said law has not had significant accounting effects on the consolidated financial statements of ITAÚ UNIBANCO HOLDING.

p)	Deferred income – this refers to: (i) unexpired interest received in advance that is recognized in income as earned, and (ii) the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process.

q)	Transactions with Non-controlling interests - Changes in ownership interest in a subsidiary, which do not result in loss of control, are accounted for as capital transactions and any difference between the amount paid and the amount corresponding to non-controlling is recognized directly in consolidated stockholders' equity.

r)	Post-employments benefits

Pension plans - defined benefit plans

The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to the defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is annually calculated by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities.

The following amounts are recognized in the consolidated statement of income:

•	current service cost is defined as the increase in the present value of obligations resulting from employee service in the current period;

•	interest on the net amount of assets (liabilities) of defined benefit plans is the change, during the period, in the net amount recognized in assets and liabilities, due to the time elapsed, which comprises the interest income on plan assets, interest expense on the obligations of the defined benefit plan and interest on the asset ceiling effects.

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Actuarial gains and losses arise from the non-realization of the actuarial assumptions established in the latest actuarial evaluation as compared to those effectively carried out, as well as the effects from changes in such assumptions. Gains and losses are fully recognized in equity valuation adjustments.

Pension plans - defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING CONSOLIDATED, through pension plan funds, are recognized as an expense when due.

Other post-employment benefit obligations

Certain companies that merged into ITAÚ UNIBANCO HOLDING CONSOLIDATED over the past few years were sponsors of post-employment healthcare benefit plans. ITAÚ UNIBANCO HOLDING CONSOLIDATED is contractually committed to maintaining such benefits over specific periods, as well as in relation to the benefits granted due to a judicial ruling.

Similarly to the defined benefit pension plans, these obligations are assessed annually by independent and qualified actuaries, and the costs expected from these benefits are accrued during the length of service. Gains and losses arising from adjustments and changes in actuarial assumptions are debited from or credited to stockholders’ equity in equity asset valuation adjustment in the period in which they occur.

s)	Foreign currency translation

I- Functional and presentation currency

The financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Reais, which is its functional and presentation currency. For each subsidiary and investment in associates and joint ventures, ITAÚ UNIBANCO HOLDING CONSOLIDATED defined the functional currency, as provided for in CVM deliberation CVM Nº 640/10.

The assets and liabilities of subsidiaries with a functional currency other than the Brazilian real are translated as follows:

•	assets and liabilities are translated at the closing rate at the balance sheet date;
•	income and expenses are translated at monthly average exchange rates;
•	exchange differences arising from currency translation are recorded in CTA - Cumulative Translation Adjustments.

II - Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income as part of securities and derivative financial instruments.

In the case of monetary assets classified as available-for-sale, the exchange differences resulting from a change in the amortized cost of the instrument are recognized in the income statement, while those resulting from other changes in the carrying amount, except impairment losses, are recognized in cumulative translation adjustments until derecognition or impairment.

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Note 5 - Cash and cash equivalents

For purposes of Statement of Cash Flows, cash and cash equivalents of ITAÚ UNIBANCO HOLDING CONSOLIDATED are composed of the following:

	09/30/2015	09/30/2014
Cash and cash equivalents	18,138,383	16,636,451
Interbank deposits	22,190,407	9,663,586
Securities purchased under agreements to resell – Funded position	33,829,965	13,055,985
Total	74,158,755	39,356,022

In ITAÚ UNIBANCO HOLDING it is composed of the following:

	09/30/2015	09/30/2014
Cash and cash equivalents	217,710	104,902
Interbank deposits	1,929,604	65,373
Securities purchased under agreements to resell – Funded position	30,264	52,694
Total	2,177,578	222,969

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Note 6 - Interbank investments

	09/30/2015						09/30/2014
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Money market	86,561,062	108,205,663	-	-	194,766,725	84.8	195,890,104	90.0
Funded position (*)	43,991,380	22,675,285	-	-	66,666,665	29.0	42,343,406	19.4
Financed position	41,739,840	52,364,336	-	-	94,104,176	41.0	128,397,885	59.0
With free movement	3,954,582	52,364,336	-	-	56,318,918	24.5	12,512,501	5.7
Without free movement	37,785,258	-	-	-	37,785,258	16.5	115,885,384	53.3
Short position	829,842	33,166,042	-	-	33,995,884	14.8	25,148,813	11.6
Money market – Assets Guaranteeing Technical Provisions - SUSEP	3,329,381	-	-	-	3,329,381	1.4	3,201,679	1.5
Interbank deposits	22,277,016	5,468,456	3,138,997	696,883	31,581,352	13.8	18,446,506	8.5
Total	112,167,459	113,674,119	3,138,997	696,883	229,677,458	100.0	217,538,289
% per maturity term	48.8	49.5	1.4	0.3	100.0
Total – 09/30/2014	159,727,148	48,349,646	8,828,673	632,822	217,538,289
% per maturity term	73.4	22.2	4.1	0.3

(*) Includes R$ 13,164,579 (R$ 6,482,186 at 09/30/2014) related to money market with free movement, in which securities are restricted to guarantee transactions at the BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange) and the Central Bank of Brazil (BACEN).

In ITAÚ UNIBANCO HOLDING the portfolio is composed of Money market – Funded position falling due in up to 30 days amounting to R$ 30,264 (R$ 52,694 at 09/30/2014), Interbank deposits with maturity of 0 to 30 days (R$ 40,280 at 09/30/2014), with maturity of 31 to 180 days to R$ 2,448,715 (R$ 25,093 at 09/30/2014), with maturity of 181 to 365 days amounting to R$ 3,438,113 (R$ 3,291,054 at 09/30/2014) and over 365 days amounting to R$ 70,030,255 (R$ 37,337,265 at 09/30/2014).

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Note 7 – Securities and derivative financial instruments (assets and liabilities)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a) Summary per maturity

	09/30/2015											09/30/2014
		Adjustment to market value reflected in:
	Cost	Results	Stockholders’ equity	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	119,248,409	(1,048,882)	(2,992,447)	115,207,080	33.3	9,600,504	6,985	3,103,828	5,292,371	8,882,061	88,321,331	99,663,593
Financial treasury bills	12,992,318	336	(56)	12,992,598	3.8	-	-	-	1,979,023	2,114,337	8,899,238	21,861,115
National treasury bills	25,545,529	(143,535)	(51,236)	25,350,758	7.3	9,588,106	-	3,074,053	1,737,904	1,212,796	9,737,899	15,798,339
National treasury notes	41,673,887	(717,629)	(1,028,364)	39,927,894	11.5	5,089	5,863	8,798	1,274,255	2,088,004	36,545,885	39,962,863
National treasury/securitization	242,143	(323)	(18,948)	222,872	0.1	6	1,122	83	1,583	537	219,541	259,180
Brazilian external debt bonds	38,794,532	(187,731)	(1,893,843)	36,712,958	10.6	7,303	-	20,894	299,606	3,466,387	32,918,768	21,782,096
Government securities - abroad	12,289,724	33,637	(52,356)	12,271,005	3.5	1,190,467	905,418	2,133,386	3,779,080	2,678,063	1,584,591	11,882,595
Germany	-	-	-	-	0.0	-	-	-	-	-	-	165,956
Argentina	639,489	40,931	-	680,420	0.2	128,791	208,601	161,225	38,811	122,911	20,081	75,390
Belgium	148,881	(5,999)	-	142,882	0.0	-	-	-	-	142,882	-	155,522
Chile	1,399,790	(57)	3,370	1,403,103	0.4	545,230	2,105	845,722	1,001	8,077	968	1,389,503
Colombia	88,263	(396)	-	87,867	0.0	16	-	81	4,014	865	82,891	139,772
Korea	1,625,388	-	(1)	1,625,387	0.5	-	-	455,220	521,012	649,155	-	2,911,379
Denmark	3,031,628	-	(1)	3,031,627	0.9	-	483,834	-	1,579,517	968,276	-	3,649,323
Spain	1,061,980	-	-	1,061,980	0.3	-	-	306,616	755,364	-	-	782,808
United States	2,072,001	16	6,654	2,078,671	0.6	-	-	87,411	626,194	259,847	1,105,219	1,055,743
France	199,994	-	2,753	202,747	0.1	-	-	-	-	-	202,747	128,851
Netherlands	146,293	-	1,052	147,345	0.0	-	-	-	-	123,972	23,373	129,741
Mexico	8,566	(185)	-	8,381	0.0	-	-	-	922	1,090	6,369	1,087
Paraguay	1,500,425	-	(57,426)	1,442,999	0.4	461,677	200,680	226,607	196,884	312,136	45,015	977,204
Peru	1,045	(59)	-	986	0.0	-	-	-	-	-	986	-
Uruguay	355,728	(612)	(7,675)	347,441	0.1	54,753	10,198	50,504	55,361	79,916	96,709	309,200
Other	10,253	(2)	(1,082)	9,169	0.0	-	-	-	-	8,936	233	11,116
Corporate securities	74,059,873	(48,105)	(180,880)	73,830,888	21.3	5,813,259	3,531,223	2,896,720	5,798,472	11,173,698	44,617,516	64,184,025
Shares	2,272,063	(6,250)	16,945	2,282,758	0.7	2,282,758	-	-	-	-	-	2,912,511
Rural product note	1,121,607	-	(34,524)	1,087,083	0.3	36,512	285,413	63,012	154,729	276,203	271,214	1,404,444
Bank deposit certificates	1,560,346	396	2,597	1,563,339	0.5	388,663	151,489	702,908	317,612	2,184	483	808,137
Securitized real estate loans	18,248,015	-	(194,062)	18,053,953	5.2	343,042	2,987	-	370,850	27,024	17,310,050	14,678,312
Fund quotas	974,764	(94,717)	13,739	893,786	0.3	893,786	-	-	-	-	-	1,028,986
Credit rights	39,627	-	-	39,627	0.0	39,627	-	-	-	-	-	139,684
Fixed income	479,730	(54,608)	(6)	425,116	0.1	425,116	-	-	-	-	-	647,281
Variable income	455,407	(40,109)	13,745	429,043	0.1	429,043	-	-	-	-	-	242,021
Debentures	24,573,216	85,957	117,307	24,776,480	7.2	58,596	844,657	999,184	794,101	1,571,957	20,507,985	21,321,626
Eurobonds and others	12,005,949	(33,121)	(56,228)	11,916,600	3.4	311,743	1,387,586	624,159	1,022,024	3,407,310	5,163,778	7,004,063
Financial bills	11,938,545	(1)	(45,549)	11,892,995	3.4	1,222,833	439,896	250,157	3,023,799	5,742,613	1,213,697	13,173,311
Promissory notes	959,473	-	742	960,215	0.3	267,975	390,398	223,371	78,471	-	-	1,475,465
Other	405,895	(369)	(1,847)	403,679	0.1	7,351	28,797	33,929	36,886	146,407	150,309	377,170
PGBL / VGBL fund quotas (1)	111,011,735	-	-	111,011,735	32.1	111,011,735	-	-	-	-	-	92,882,121
Subtotal - securities	316,609,741	(1,063,350)	(3,225,683)	312,320,708	90.3	127,615,965	4,443,626	8,133,934	14,869,923	22,733,822	134,523,438	268,612,334
Trading securities	182,894,060	(1,063,350)	-	181,830,710	52.6	124,201,826	731,780	3,671,860	5,141,944	6,684,160	41,399,140	161,378,062
Available-for-sale securities	91,309,507	-	(3,225,683)	88,083,824	25.5	3,071,092	3,708,859	4,462,074	9,357,129	14,725,773	52,758,897	75,367,034
Held-to-maturity securities (2)	42,406,174	-	-	42,406,174	12.3	343,047	2,987	-	370,850	1,323,889	40,365,401	31,867,238
Derivative financial instruments	25,201,153	8,321,900	-	33,523,053	9.7	4,869,881	7,546,897	7,050,330	2,433,635	3,671,224	7,951,086	14,495,537
Total securities and derivative financial instruments (assets)	341,810,894	7,258,550	(3,225,683)	345,843,761	100.0	132,485,846	11,990,523	15,184,264	17,303,558	26,405,046	142,474,524	283,107,871

Derivative financial instruments (liabilities)	(33,981,352)	(8,364,653)	-	(42,346,005)	100.0	(5,953,380)	(8,628,079)	(5,808,502)	(3,526,192)	(4,126,805)	(14,303,047)	(16,203,028)

(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a contra-entry to long-term liabilities in Pension Plan Technical Provisions account, as determined by SUSEP.

(2) Unrecorded negative adjustment to market value in the amount of R$ 2,875,521 (R$ 858,979 at 09/30/2014), according to Note 7e.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	107

b) Summary by portfolio

	09/30/2015
		Restricted to				Derivative	Assets guaranteeing
	Own portfolio	Repurchase agreements	Free portfolio	Pledged guarantees (*)	Central Bank	Financial instruments	technical provisions (Note 11b)	Total
Government securities - domestic	41,093,238	59,387,053	-	3,242,745	5,536,940	-	5,947,104	115,207,080
Financial treasury bills	2,887,192	6,566,784	-	3,031,980	-	-	506,642	12,992,598
National treasury bills	8,576,333	16,503,345	-	-	-	-	271,080	25,350,758
National treasury notes	17,013,173	12,151,111	-	57,288	5,536,940	-	5,169,382	39,927,894
National treasury / Securitization	222,872	-	-	-	-	-	-	222,872
Brazilian external debt bonds	12,393,668	24,165,813	-	153,477	-	-	-	36,712,958
Government securities - abroad	7,654,439	990,116	2,660	3,623,212	-	-	578	12,271,005
Argentina	181,019	307,522	-	191,879	-	-	-	680,420
Belgium	142,882	-	-	-	-	-	-	142,882
Chile	1,387,449	-	-	15,076	-	-	578	1,403,103
Colombia	85,207	-	2,660	-	-	-	-	87,867
Korea	489,634	-	-	1,135,753	-	-	-	1,625,387
Denmark	1,248,172	-	-	1,783,455	-	-	-	3,031,627
Spain	847,349	-	-	214,631	-	-	-	1,061,980
United States	1,492,945	318,645	-	267,081	-	-	-	2,078,671
France	202,747	-	-	-	-	-	-	202,747
Netherlands	147,345	-	-	-	-	-	-	147,345
Mexico	8,381	-	-	-	-	-	-	8,381
Paraguay	1,071,453	363,949	-	7,597	-	-	-	1,442,999
Peru	986	-	-	-	-	-	-	986
Uruguay	339,701	-	-	7,740	-	-	-	347,441
Other	9,169	-	-	-	-	-	-	9,169
Corporate securities	68,261,154	224,798	-	271,686	-	-	5,073,250	73,830,888
Shares	2,271,933	-	-	10,825	-	-	-	2,282,758
Rural product note	1,087,083	-	-	-	-	-	-	1,087,083
Bank deposit certificates	1,241,967	224,798	-	11,158	-	-	85,416	1,563,339
Securitized real estate loans	18,053,953	-	-	-	-	-	-	18,053,953
Fund quotas	788,141	-	-	528	-	-	105,117	893,786
Credit rights	12,818	-	-	-	-	-	26,809	39,627
Fixed income	346,280	-	-	528	-	-	78,308	425,116
Variable income	429,043	-	-	-	-	-	-	429,043
Debentures	23,636,804	-	-	249,175	-	-	890,501	24,776,480
Eurobonds and other	11,916,600	-	-	-	-	-	-	11,916,600
Financial bills	7,900,779	-	-	-	-	-	3,992,216	11,892,995
Promissory notes	960,215	-	-	-	-	-	-	960,215
Other	403,679	-	-	-	-	-	-	403,679
PGBL / VGBL fund quotas	-	-	-	-	-	-	111,011,735	111,011,735
Subtotal - securities	117,008,831	60,601,967	2,660	7,137,643	5,536,940	-	122,032,667	312,320,708
Trading securities	23,365,999	35,419,752	2,660	2,971,635	3,254,033	-	116,816,631	181,830,710
Available-for-sale securities	62,723,896	16,553,480	-	4,166,003	2,282,907	-	2,357,538	88,083,824
Held-to-maturity securities	30,918,936	8,628,735	-	5	-	-	2,858,498	42,406,174
Derivative financial instruments	-	-	-	-	-	33,523,053	-	33,523,053
Total securities and derivative financial instruments (assets)	117,008,831	60,601,967	2,660	7,137,643	5,536,940	33,523,053	122,032,667	345,843,761
Total securities and derivative financial instruments (assets) – 09/30/2014	132,664,164	19,372,456	5	2,626,863	8,610,933	14,495,537	105,337,913	283,107,871

(*) Represent securities deposited with Contingent Liabilities (Note 12b), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	108

c) Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term.

	09/30/2015										09/30/2014
	Cost	Adjustment to market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	60,580,549	(1,048,882)	59,531,667	32.8	9,600,502	6,839	3,103,706	3,860,486	4,722,688	38,237,446	56,073,245
Financial treasury bills	10,704,248	336	10,704,584	5.9	-	-	-	652,382	1,626,067	8,426,135	21,088,288
National treasury bills	17,433,774	(143,535)	17,290,239	9.5	9,588,106	-	3,074,053	1,737,904	1,085,157	1,805,019	6,271,536
National treasury notes	27,389,260	(717,629)	26,671,631	14.7	5,087	5,717	8,676	1,169,011	1,757,243	23,725,897	26,954,807
National treasury / Securitization	4,155	(323)	3,832	0.0	6	1,122	83	1,583	537	501	6,609
Brazilian external debt bonds	5,049,112	(187,731)	4,861,381	2.7	7,303	-	20,894	299,606	253,684	4,279,894	1,752,005
Government securities - abroad	1,417,163	33,637	1,450,800	0.7	517,809	218,008	260,402	43,747	292,606	118,228	1,067,611
Germany	-	-	-	0.0	-	-	-	-	-	-	165,956
Argentina	639,489	40,931	680,420	0.4	128,791	208,601	161,225	38,811	122,911	20,081	75,362
Belgium	148,881	(5,999)	142,882	0.1	-	-	-	-	142,882	-	102,683
Chile	1,025	(57)	968	0.0	-	-	-	-	-	968	77,936
Colombia	88,263	(396)	87,867	0.0	16	-	81	4,014	865	82,891	139,772
United States	87,395	16	87,411	0.0	-	-	87,411	-	-	-	413,517
Mexico	8,566	(185)	8,381	0.0	-	-	-	922	1,090	6,369	1,087
Paraguay	363,949	-	363,949	0.2	363,949	-	-	-	-	-	38,436
Peru	1,045	(59)	986	0.0	-	-	-	-	-	986	-
Uruguay	78,538	(612)	77,926	0.0	25,053	9,407	11,685	-	24,858	6,923	51,977
Other	12	(2)	10	0.0	-	-	-	-	-	10	885
Corporate securities	9,884,613	(48,105)	9,836,508	5.4	3,071,780	506,933	307,752	1,237,711	1,668,866	3,043,466	11,355,085
Shares	1,805,782	(6,250)	1,799,532	1.0	1,799,532	-	-	-	-	-	2,144,075
Bank deposit certificates	114,085	396	114,481	0.1	2,736	77,149	29,753	2,176	2,184	483	96,759
Securitized real estate loans	-	-	-	0.0	-	-	-	-	-	-	3,320
Fund quotas	748,659	(94,717)	653,942	0.3	653,942	-	-	-	-	-	861,183
Credit rights	30,278	-	30,278	0.0	30,278	-	-	-	-	-	68,207
Fixed income	303,059	(54,608)	248,451	0.1	248,451	-	-	-	-	-	593,944
Variable income	415,322	(40,109)	375,213	0.2	375,213	-	-	-	-	-	199,032
Debentures	1,439,454	85,957	1,525,411	0.8	22,358	52,977	-	20,494	14,126	1,415,456	1,195,567
Eurobonds and other	1,249,388	(33,121)	1,216,267	0.7	3,639	65,073	33,808	77,543	632,431	403,773	1,430,534
Financial bills	4,516,819	(1)	4,516,818	2.5	589,573	311,734	244,191	1,137,498	1,020,125	1,213,697	5,617,043
Others	10,426	(369)	10,057	0.0	-	-	-	-	-	10,057	6,604
PGBL / VGBL fund quotas	111,011,735	-	111,011,735	61.1	111,011,735	-	-	-	-	-	92,882,121
Total	182,894,060	(1,063,350)	181,830,710	100.0	124,201,826	731,780	3,671,860	5,141,944	6,684,160	41,399,140	161,378,062
% per maturity term					68.3	0.4	2.0	2.8	3.7	22.8
Total – 09/30/2014	161,707,343	(329,281)	161,378,062	100.0	97,004,038	242,585	9,467,305	14,192,608	8,168,959	32,302,567
% per maturity term					60.0	0.2	5.9	8.8	5.1	20.0

At September 30, 2015, ITAÚ UNIBANCO HOLDING’s portfolio is composed Fund quotas fixed income R$ 4,202 without maturity (R$ 12,487,433 of 09/30/2014 portfolio is composed of Corporate Securities – Bank deposit certificates with maturity over 720 days.).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	109

d) Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	09/30/2015										09/30/2014
	Cost	Adjustments to market value (in stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	32,253,743	(2,992,447)	29,261,296	33.3	2	146	122	1,431,885	2,862,508	24,966,633	23,788,204
Financial treasury bills	2,288,070	(56)	2,288,014	2.6	-	-	-	1,326,641	488,270	473,103	772,827
National treasury bills	922,069	(51,236)	870,833	1.0	-	-	-	-	-	870,833	3,119,370
National treasury notes	10,150,050	(1,028,364)	9,121,686	10.4	2	146	122	105,244	219,109	8,797,063	9,148,254
National treasury / Securitization	237,988	(18,948)	219,040	0.3	-	-	-	-	-	219,040	252,571
Brazilian external debt bonds	18,655,566	(1,893,843)	16,761,723	19.0	-	-	-	-	2,155,129	14,606,594	10,495,182
Government securities - abroad	10,857,709	(52,356)	10,805,353	12.2	672,658	687,410	1,872,984	3,735,333	2,385,457	1,451,511	10,791,674
Argentina	-	-	-	0.0	-	-	-	-	-	-	28
Belgium	-	-	-	0.0	-	-	-	-	-	-	52,839
Chile	1,398,765	3,370	1,402,135	1.6	545,230	2,105	845,722	1,001	8,077	-	1,311,567
Korea	1,625,388	(1)	1,625,387	1.9	-	-	455,220	521,012	649,155	-	2,911,379
Denmark	3,031,628	(1)	3,031,627	3.4	-	483,834	-	1,579,517	968,276	-	3,649,323
Spain	1,061,980	-	1,061,980	1.2	-	-	306,616	755,364	-	-	782,808
United States	1,984,606	6,654	1,991,260	2.3	-	-	-	626,194	259,847	1,105,219	642,226
France	199,994	2,753	202,747	0.2	-	-	-	-	-	202,747	128,851
Netherlands	146,293	1,052	147,345	0.1	-	-	-	-	123,972	23,373	129,741
Italy	-	-	-	0.0	-	-	-	-	-	-	-
Paraguay	1,136,476	(57,426)	1,079,050	1.2	97,728	200,680	226,607	196,884	312,136	45,015	938,768
Uruguay	262,358	(7,675)	254,683	0.3	29,700	791	38,819	55,361	55,058	74,954	233,926
Other	10,221	(1,082)	9,139	0.0	-	-	-	-	8,936	203	10,218
Corporate securities	48,198,055	(180,880)	48,017,175	54.5	2,398,432	3,021,303	2,588,968	4,189,911	9,477,808	26,340,753	40,787,156
Shares	466,281	16,945	483,226	0.6	483,226	-	-	-	-	-	768,436
Rural product note	1,121,607	(34,524)	1,087,083	1.2	36,512	285,413	63,012	154,729	276,203	271,214	1,404,444
Bank deposit certificate	1,446,256	2,597	1,448,853	1.6	385,922	74,340	673,155	315,436	-	-	711,375
Securitized real estate loans	2,277,970	(194,062)	2,083,908	2.4	-	-	-	-	-	2,083,908	2,644,015
Fund quotas	226,105	13,739	239,844	0.3	239,844	-	-	-	-	-	167,803
Credit rights	9,349	-	9,349	0.0	9,349	-	-	-	-	-	71,477
Fixed income	176,671	(6)	176,665	0.2	176,665	-	-	-	-	-	53,337
Variable income	40,085	13,745	53,830	0.1	53,830	-	-	-	-	-	42,989
Debentures	23,133,762	117,307	23,251,069	26.4	36,238	791,680	999,184	773,607	1,557,831	19,092,529	20,126,059
Eurobonds and other	10,749,406	(56,228)	10,693,178	12.1	308,104	1,322,513	590,351	944,481	2,774,879	4,752,850	5,572,759
Financial bills	7,421,726	(45,549)	7,376,177	8.4	633,260	128,162	5,966	1,886,301	4,722,488	-	7,556,268
Promissory notes	959,473	742	960,215	1.1	267,975	390,398	223,371	78,471	-	-	1,475,465
Other	395,469	(1,847)	393,622	0.4	7,351	28,797	33,929	36,886	146,407	140,252	360,532
Total	91,309,507	(3,225,683)	88,083,824	100.0	3,071,092	3,708,859	4,462,074	9,357,129	14,725,773	52,758,897	75,367,034
% per maturity term					3.5	4.2	5.1	10.6	16.7	59.9
Total – 09/30/2014	75,741,994	(374,960)	75,367,034	100.0	3,536,537	4,605,451	5,765,471	8,104,890	8,937,853	44,416,832
% per maturity term					4.7	6.1	7.6	10.8	11.9	58.9

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	110

e)	Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost and by maturity term. Included in the carrying value at September 30, 2015, not considered in results, is an impairment loss of R$ 749,021 (R$ 660,316 at 09/30/2014) relating to the market adjustment of the reclassified securities. Securities classified under this type, if stated at market value, would present a negative adjustment of R$ 2,875,521 (would present a positive R$ 858,979 at 09/30/2014).

	09/30/2015								09/30/2014
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Carrying value
Government securities - domestic (*)	26,414,117	62.4	-	-	-	-	1,296,865	25,117,252	19,802,144
National treasury bills	7,189,686	17.0	-	-	-	-	127,639	7,062,047	6,407,433
National treasury notes	4,134,577	9.8	-	-	-	-	111,652	4,022,925	3,859,802
Brazilian external debt bonds	15,089,854	35.6	-	-	-	-	1,057,574	14,032,280	9,534,909
Government securities - abroad	14,852	0.0	-	-	-	-	-	14,852	23,310
Uruguay	14,832	0.0	-	-	-	-	-	14,832	23,297
Other	20	0.0	-	-	-	-	-	20	13
Corporate securities	15,977,205	37.6	343,047	2,987	-	370,850	27,024	15,233,297	12,041,784
Bank deposit certificate	5	0.0	5	-	-	-	-	-	3
Securitized real estate loans	15,970,045	37.6	343,042	2,987	-	370,850	27,024	15,226,142	12,030,977
Eurobonds and other	7,155	0.0	-	-	-	-	-	7,155	770
Other	-	0.0	-	-	-	-	-	-	10,034
Total	42,406,174	100.0	343,047	2,987	-	370,850	1,323,889	40,365,401	31,867,238
% per maturity term			0.8	0.0	-	0.9	3.1	95.2
Total – 09/30/2014	31,867,238	100.0	43,845	171,203	99,265	786,687	1,067,762	29,698,476
% per maturity term			0.1	0.5	0.3	2.5	3.4	93.2

(*) Includes investments of Itaú Vida e Previdência S.A. in the amount of R$ 2,467,238 (R$ 2,319,022 at 09/30/2014).

f)	Reclassification of securities (article 5 of BACEN Circular No. 3,068, of 11/08/2001)

Management sets forth guidelines to classify securities. The classification of the current portfolio of securities, as well as the securities purchased in the period, is periodically and systematically evaluated based on such guidelines.

As set forth in Article 5 of BACEN Circular No. 3,068, of November 8, 2001, the revaluation regarding the classification of securities can only be made upon preparation of trial balances for six-month periods. In addition, the transfer from “held-to-maturity” to the other categories can only occur in view of an isolated, unusual, nonrecurring and unexpected event, which has occurred after the classification date.

No reclassifications or changes to the existing guidelines have been made in the period.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	111

g) Derivative financial instruments

The globalization of the markets in recent years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates, commodities and other asset prices. Accordingly, ITAU UNIBANCO HOLDING and its subsidiaries operate in the derivative markets for meeting the growing needs of their clients, as well as carrying out their risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivative financial instruments’ business with clients is carried out after the approval of credit limits. The process of limit approval takes into consideration potential stress scenarios.

Knowing the client, the sector in which it operates and its risk appetite profile, in addition to providing information on the risks involved in the transaction and the negotiated conditions, ensures transparency in the relationship between the parties and the supply of a product that better meets the needs of the client.

The derivative transactions carried out by ITAÚ UNIBANCO HOLDING and its subsidiaries with clients are neutralized in order to eliminate market risks.

The derivative contracts traded by the institution with clients in Brazil are swap, forward, option and futures contracts, which are registered at the BM&FBOVESPA or at the CETIP S.A. OTC Clearing House (CETIP). Overseas transactions are carried out with futures, forwards (onshore), options and swaps with registration mainly in the Chicago, New York and London Exchanges. It should be emphasized that there are over-the-counter operations, but their risks are low as compared to the institutions’ total. Noteworthy is also the fact that there are no structured operations based on subprime assets and all operations are based on risk factors traded at stock exchanges.

The main risk factors of the derivatives, assumed at September 30, 2015, were related to the foreign exchange rate, interest rate, commodities, U.S. dollar coupon, Reference Rate coupon, Libor and variable income. The management of these and other market risk factors is supported by sophisticated statistical and deterministic models. Based on this management model, the institution, with the use of transactions involving derivatives, has been able to optimize the risk-return ratios, even under highly volatile situations.

Most derivatives included in the institution’s portfolio are traded at stock exchanges. The prices disclosed by stock exchanges are used for these derivatives, except in cases in which the low representativeness of price due to liquidity of a specific contract is identified. Derivatives typically valued like this are futures contracts. Likewise, there are other instruments whose quotations (fair prices) are directly disclosed by independent institutions and which are valued based on this direct information. A great part of the Brazilian government securities, highly-liquid international (public and private) securities and shares fit into this situation.

For derivatives whose prices are not directly disclosed by stock exchanges, fair prices are obtained by pricing models which use market information, deducted based on prices disclosed for higher liquidity assets. Interest and market volatility curves which provide entry data for the models are extracted from those prices. Over- the-counter derivatives, forward contracts and securities without much liquidity are in this situation.

The total value of margins pledged in guarantee was R$ 7,560,240 (R$ 1,958,117 at September 30, 2014) and was basically composed of government securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	112

I - Derivatives by index

	Memorandum account / Notional amount		Balance sheet account receivable / (received) (payable) paid	Adjustment to market value (in results / stockholders' equity)	Market value
	09/30/2015	09/30/2014	09/30/2015	09/30/2015	09/30/2015	09/30/2014
Futures contracts	605,270,163	343,545,480	(362,121)	247,619	(114,502)	(119,908)
Purchase commitments	148,856,773	111,986,533	(494,076)	292,300	(201,776)	(30,984)
Commodities	326,011	159,446	42	-	42	(234)
Indexes	73,311,559	46,555,346	(605,212)	4,097	(601,115)	(165,591)
Interbank market	31,800,007	42,244,353	269,137	(712)	268,425	69,468
Foreign currency	38,020,237	18,449,035	(158,049)	288,915	130,866	65,373
Securities	5,398,959	4,569,823	6	-	6	-
Other	-	8,530	-	-	-	-
Commitments to sell	456,413,390	231,558,947	131,955	(44,681)	87,274	(88,924)
Commodities	163,693	196,457	15	-	15	(11)
Indexes	87,043,795	20,618,036	591,387	(2,222)	589,165	58,113
Interbank market	233,920,879	73,942,774	(531,197)	308	(530,889)	(145,401)
Foreign currency	131,667,035	131,719,797	72,132	(42,767)	29,365	(1,684)
Securities	3,604,526	5,074,756	(97)	-	(97)	59
Other	13,462	7,127	(285)	-	(285)	-
Swap contracts			(9,814,695)	(1,301)	(9,815,996)	(3,443,616)
Asset position	322,832,805	243,608,221	5,944,642	2,262,018	8,206,660	4,220,330
Indexes	131,102,113	86,583,044	(289,843)	1,033,401	743,558	783,259
Interbank market	61,331,980	67,421,625	71,238	1,282,904	1,354,142	748,501
Foreign currency	22,576,390	11,488,382	4,850,174	(1,615,196)	3,234,978	1,052,375
Fixed rates	98,366,243	74,654,285	889,183	1,523,939	2,413,122	1,455,068
Floating rate	9,420,445	3,440,628	423,166	37,055	460,221	177,885
Securities	25,447	14,338	-	-	-	3,119
Other	10,187	5,919	724	(85)	639	123
Liability position	332,647,500	247,595,177	(15,759,337)	(2,263,319)	(18,022,656)	(7,663,946)
Commodities	23,079	24,341	-	-	-	(155)
Indexes	93,527,481	66,224,234	(2,024,987)	(643,382)	(2,668,369)	(2,715,796)
Interbank market	36,637,324	48,620,955	377,731	(1,990,690)	(1,612,959)	(565,875)
Foreign currency	45,155,456	24,962,502	(8,561,493)	1,144,857	(7,416,636)	(1,502,319)
Fixed rates	144,288,558	101,899,953	(4,776,721)	(234,496)	(5,011,217)	(2,693,935)
Floating rate	12,775,887	5,523,091	(728,126)	(546,562)	(1,274,688)	(134,081)
Securities	84,258	94,457	(45,740)	6,953	(38,787)	(37,404)
Other	155,457	245,644	(1)	1	-	(14,381)
Option contracts	418,258,659	674,725,526	(80,422)	(370,256)	(450,678)	741,047
Purchase commitments - long position	87,872,994	139,951,286	2,433,306	4,603,434	7,036,740	2,004,702
Commodities	781,859	571,569	29,556	(9,602)	19,954	17,492
Indexes	27,631,469	75,260,730	93,344	1,042	94,386	80,291
Interbank market	1,335,125	12,059,722	5,230	16,342	21,572	49,393
Foreign currency	52,174,027	48,205,710	2,199,130	4,316,542	6,515,672	1,540,719
Fixed rates	4,966	-	-	15	15	-
Floating rate	-	7,598	-	-	-	-
Securities	5,844,506	3,779,803	98,128	274,670	372,798	307,180
Other	101,042	66,154	7,918	4,425	12,343	9,627
Commitments to sell - long position	119,551,393	166,225,143	1,571,992	191,135	1,763,127	2,328,364
Commodities	545,847	401,255	18,763	19,328	38,091	10,026
Indexes	36,691,046	95,275,077	165,476	51,263	216,739	493,693
Interbank market	8,322,118	18,582,069	11,216	(8,052)	3,164	22,802
Foreign currency	65,652,787	44,931,277	1,050,705	(809,682)	241,023	444,739
Fixed rates	164,518	93,910	6,858	177	7,035	3,702
Floating rate	-	233,163	-	-	-	311
Securities	8,125,495	6,687,608	318,603	935,803	1,254,406	1,352,469
Other	49,582	20,784	371	2,298	2,669	622
Purchase commitments - short position	90,923,740	121,472,911	(2,232,016)	(4,826,307)	(7,058,323)	(2,176,548)
Commodities	846,406	402,981	(24,610)	13,382	(11,228)	(12,516)
Indexes	29,373,645	70,471,870	(143,436)	(11,481)	(154,917)	(137,815)
Interbank market	3,001,821	7,277,019	(13,484)	(38,494)	(51,978)	(37,181)
Foreign currency	52,460,853	40,165,341	(1,984,977)	(4,613,492)	(6,598,469)	(1,736,570)
Fixed rates	114,062	61,177	-	(277)	(277)	(658)
Securities	5,025,911	3,033,271	(57,591)	(171,520)	(229,111)	(242,181)
Other	101,042	61,252	(7,918)	(4,425)	(12,343)	(9,627)
Commitments to sell - short position	119,910,532	247,076,186	(1,853,704)	(338,518)	(2,192,222)	(1,415,471)
Commodities	307,015	285,387	(19,320)	(36,229)	(55,549)	(16,213)
Indexes	47,642,183	181,887,139	(275,077)	(141,737)	(416,814)	(490,935)
Interbank market	3,931,756	18,642,499	(3,660)	1,434	(2,226)	(20,767)
Foreign currency	60,363,667	42,008,995	(1,239,021)	757,463	(481,558)	(600,182)
Fixed rates	20,262	1,226	(666)	(140)	(806)	(70)
Floating rate	-	-	-	-	-	36
Securities	7,596,067	4,230,156	(315,589)	(917,011)	(1,232,600)	(286,718)
Other	49,582	20,784	(371)	(2,298)	(2,669)	(622)
Forward contracts	32,738,619	33,072,709	2,081,678	(4,142)	2,077,536	1,565,305
Purchases receivable	1,056,552	9,440,206	1,054,203	2,377	1,056,580	1,358,984
Commodities	-	91,353	-	-	-	13,726
Foreign currency	-	8,433,703	-	-	-	428,373
Fixed rates	915,143	199,558	913,529	1,386	914,915	199,324
Floating rate	141,321	703,723	140,586	989	141,575	705,695
Securities	88	11,869	88	2	90	11,866
Purchases payable	-	1,882,475	(1,054,203)	-	(1,054,203)	(967,874)
Commodities	-	81,803	-	-	-	(3,176)
Foreign currency	-	1,800,672	-	-	-	(59,679)
Fixed rates	-	-	(913,529)	-	(913,529)	(199,324)
Floating rate	-	-	(140,586)	-	(140,586)	(705,695)
Securities	-	-	(88)	-	(88)	-
Sales receivable	30,040,087	8,526,015	3,047,913	22,066	3,069,979	2,650,246
Commodities	65	161,571	64	-	64	23,737
Indexes	258	428	252	1	253	420
Interbank market	26,915,505	1,757,606	-	19,790	19,790	1,663
Foreign currency	-	4,066,928	-	-	-	119,768
Fixed rates	684,789	556,521	677,006	-	677,006	555,556
Floating rate	291,422	448,331	289,230	-	289,230	445,725
Securities	2,148,048	1,534,630	2,081,361	2,275	2,083,636	1,503,377
Sales deliverable	1,641,980	13,224,013	(966,235)	(28,585)	(994,820)	(1,476,051)
Commodities	-	16,817	-	-	-	(42)
Interbank market	1,641,980	3,246,518	-	(17,624)	(17,624)	(198)
Foreign currency	-	9,960,678	-	-	-	(474,239)
Fixed rates	-	-	(677,005)	(8,465)	(685,470)	(555,555)
Floating rate	-	-	(289,230)	(2,496)	(291,726)	(445,725)
Securities	-	-	-	-	-	(292)

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	113

	Memorandum account / Notional amount		Balance sheet account receivable / (received) (payable) / paid	Adjustments to market value (in results / stockholders' equity)	Market value
	09/30/2015	09/30/2014	09/30/2015	09/30/2015	09/30/2015	09/30/2014
Credit derivatives	12,884,725	9,485,172	42,533	(297,037)	(254,504)	(3,037)
Asset position	4,620,316	4,257,057	329,390	312,362	641,752	214,550
Foreign currency	3,549,109	4,485	325,760	263,042	588,802	75
Fixed rate	79,459	3,211,056	3,000	3,736	6,736	190,069
Securities	794,871	782,699	393	40,716	41,109	18,350
Other	196,877	258,817	237	4,868	5,105	6,056
Liability position	8,264,409	5,228,115	(286,857)	(609,399)	(896,256)	(217,587)
Foreign currency	3,879,537	-	(243,539)	(310,171)	(553,710)	-
Fixed rate	1,489,838	3,686,304	(44,076)	(47,286)	(91,362)	(184,002)
Securities	2,705,817	1,508,036	733	(241,616)	(240,883)	(32,931)
Other	189,217	33,775	25	(10,326)	(10,301)	(654)
Forwards operations	161,147,716	71,908,639	(512,534)	25,199	(487,335)	(643,543)
Asset position	76,667,782	31,287,715	5,447,117	(80,445)	5,366,672	861,793
Commodities	228,941	-	53,534	(13,053)	40,481	-
Indexes	24,446	-	699	-	699	-
Foreign currency	76,275,299	31,257,690	5,390,884	(67,392)	5,323,492	861,104
Securities	139,096	30,025	2,000	-	2,000	689
Liability position	84,479,934	40,620,924	(5,959,651)	105,644	(5,854,007)	(1,505,336)
Commodities	92,201	-	(16,062)	748	(15,314)	-
Indexes	42,416	8,992	(4,129)	-	(4,129)	(40)
Foreign currency	84,232,967	40,611,932	(5,935,339)	104,896	(5,830,443)	(1,505,296)
Securities	112,350	-	(4,121)	-	(4,121)	-
Swap with target flow	1,736,944	1,650,717	(553,352)	24,327	(529,025)	(175,775)
Asset position - Interbank market	591,796	754,246	-	-	-	-
Liability position	1,145,148	896,471	(553,352)	24,327	(529,025)	(175,775)
Interbank market	-	52,480	-	-	-	(490)
Foreign currency	1,145,148	843,991	(553,352)	24,327	(529,025)	(175,285)
Target flow of swap - asset position - foreign currency	1,135,288	907,293	262,147	84,538	346,685	74,092
Other derivative financial instruments	18,773,091	10,410,826	156,567	248,300	404,867	297,944
Asset position	17,483,111	8,707,270	5,110,443	924,415	6,034,858	782,476
Foreign currency	11,298,771	4,536,277	4,797,299	569,877	5,367,176	463,322
Fixed rate	2,135,297	972,239	79,469	71,611	151,080	42,395
Securities	3,790,817	3,156,524	233,769	271,940	505,709	276,202
Other	258,226	42,230	(94)	10,987	10,893	557
Liability position	1,289,980	1,703,556	(4,953,876)	(676,115)	(5,629,991)	(484,532)
Foreign currency	291,648	237,699	(4,889,541)	(646,412)	(5,535,953)	(451,691)
Securities	870,465	1,217,948	(64,213)	(26,059)	(90,272)	(28,361)
Other	127,867	247,909	(122)	(3,644)	(3,766)	(4,480)

		Asset	25,201,153	8,321,900	33,523,053	14,495,537
		Liability	(33,981,352)	(8,364,653)	(42,346,005)	(16,203,028)
		TOTAL	(8,780,199)	(42,753)	(8,822,952)	(1,707,491)

Derivative contracts mature as follows (in days):

Memorandum account / notional amount	0 - 30	31 - 180	181 - 365	Over 365	09/30/2015	09/30/2014
Futures	132,983,581	221,059,760	55,392,386	195,834,436	605,270,163	343,545,480
Swaps	8,273,816	45,528,655	42,509,195	220,576,497	316,888,163	240,584,601
Options	167,158,746	176,582,816	49,623,694	24,893,403	418,258,659	674,725,526
Forwards (onshore)	3,868,753	13,215,790	10,014,090	5,639,986	32,738,619	33,072,709
Credit derivatives	-	1,315,313	773,910	10,795,502	12,884,725	9,485,172
Forwards (offshore)	48,816,837	80,030,554	21,940,601	10,359,724	161,147,716	71,908,639
Swaps with target flow	-	5,196	-	586,600	591,796	754,246
Target flow of swap	-	9,575	-	1,125,713	1,135,288	907,293
Other derivative financial instruments	30,113	5,994,186	672,842	12,075,950	18,773,091	10,410,826

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	114

II - Derivatives by counterparty

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value, and maturity term.

	09/30/2015										09/30/2014
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Asset
Swaps - adjustment receivable	5,944,642	2,262,018	8,206,660	24.6	48,174	75,577	1,041,558	305,094	2,219,324	4,516,933	4,220,330
BM&FBOVESPA	337,844	189,151	526,995	1.6	1,194	2,720	23,895	63,489	109,227	326,470	103,390
Companies	4,457,946	764,181	5,222,127	15.6	39,576	33,288	136,973	128,711	1,373,057	3,510,522	2,619,556
Financial institutions	1,139,633	1,092,337	2,231,970	6.7	5,913	35,640	873,446	112,106	565,104	639,761	1,154,525
Individuals	9,219	216,349	225,568	0.7	1,491	3,929	7,244	788	171,936	40,180	342,859
Option premiums	4,005,298	4,794,569	8,799,867	26.2	1,617,106	1,430,623	3,305,925	1,080,011	504,031	862,171	4,333,066
BM&FBOVESPA	1,947,333	2,135,723	4,083,056	12.2	873,625	736,388	2,191,577	248,296	25,035	8,135	2,025,999
Companies	461,488	1,322,259	1,783,747	5.3	133,288	114,837	330,094	259,002	345,416	601,110	343,488
Financial institutions	1,592,462	1,331,290	2,923,752	8.7	610,006	579,011	783,316	564,913	133,580	252,926	1,963,469
Individuals	4,015	5,297	9,312	0.0	187	387	938	7,800	-	-	110
Forwards (onshore)	4,102,116	24,443	4,126,559	12.3	2,215,537	1,139,516	747,167	18,061	6,257	21	4,009,230
BM&FBOVESPA	2,081,678	22,067	2,103,745	6.3	192,723	1,139,516	747,167	18,061	6,257	21	1,505,390
Companies	346,507	964	347,471	1.0	347,471	-	-	-	-	-	1,821,604
Financial institutions	1,673,931	1,412	1,675,343	5.0	1,675,343	-	-	-	-	-	680,888
Individuals	-	-	-	0.0	-	-	-	-	-	-	1,348
Credit derivatives - Financial institutions	329,390	312,362	641,752	1.9	-	7,290	678	3,754	3,631	626,399	214,550
Forwards (offshore)	5,447,117	(80,445)	5,366,672	16.0	984,712	863,054	1,794,379	977,175	325,530	421,822	861,793
BM&FBOVESPA	1,718	-	1,718	0.0	1,485	-	233	-	-	-	-
Companies	2,418,451	(84,863)	2,333,588	7.0	424,286	402,763	475,656	566,629	215,227	249,027	134,064
Financial institutions	3,021,484	3,953	3,025,437	9.0	558,704	456,635	1,317,446	409,554	110,303	172,795	726,780
Individuals	5,464	465	5,929	0.0	237	3,656	1,044	992	-	-	949
Target flow of swap - Companies	262,147	84,538	346,685	1.0	-	2,674	-	-	344,011	-	74,092
Other derivative financial instruments	5,110,443	924,415	6,034,858	18.0	4,352	4,028,163	160,623	49,540	268,440	1,523,740	782,476
Companies	293,583	317,335	610,918	1.8	4,352	19,104	27,091	32,275	228,040	300,056	292,804
Financial institutions	4,816,860	607,080	5,423,940	16.2	-	4,009,059	133,532	17,265	40,400	1,223,684	489,672
Total	25,201,153	8,321,900	33,523,053	100.0	4,869,881	7,546,897	7,050,330	2,433,635	3,671,224	7,951,086	14,495,537
% per maturity term					14.5	22.5	21.0	7.3	11.0	23.7
Total - 09/30/2014	12,375,463	2,120,074	14,495,537	100.0	3,281,115	2,073,845	1,891,086	2,528,185	792,330	3,928,976
% per maturity term					22.6	14.3	13.0	17.4	5.5	27.1

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	115

	09/30/2015										09/30/2014
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Liabilities
Futures - BM&FBOVESPA	(362,121)	247,619	(114,502)	0.3	268,186	(4,261)	(113,910)	(14,063)	(49,372)	(201,082)	(119,908)
Swaps - difference payable	(15,759,337)	(2,263,319)	(18,022,656)	42.7	(948,207)	(1,232,599)	(926,916)	(1,432,490)	(2,585,648)	(10,896,796)	(7,663,946)
BM&FBOVESPA	(835,192)	(634,324)	(1,469,516)	3.6	(162,214)	(109,355)	(81,338)	(163,615)	(296,078)	(656,916)	(375,890)
Companies	(7,929,854)	224,512	(7,705,342)	18.2	(636,898)	(1,050,968)	(731,016)	(732,728)	(1,388,950)	(3,164,782)	(3,003,887)
Financial institutions	(1,586,138)	(1,787,996)	(3,374,134)	8.0	(141,834)	(62,089)	(78,728)	(437,880)	(428,293)	(2,225,310)	(1,179,168)
Individuals	(5,408,153)	(65,511)	(5,473,664)	12.9	(7,261)	(10,187)	(35,834)	(98,267)	(472,327)	(4,849,788)	(3,105,001)
Option premiums	(4,085,720)	(5,164,825)	(9,250,545)	21.8	(1,900,057)	(1,772,438)	(2,984,648)	(1,197,117)	(668,171)	(728,114)	(3,592,019)
BM&FBOVESPA	(1,542,609)	(2,356,023)	(3,898,632)	9.2	(991,532)	(912,741)	(1,585,832)	(383,514)	(14,959)	(10,054)	(1,132,422)
Companies	(232,650)	(463,209)	(695,859)	1.6	(41,416)	(33,347)	(155,399)	(116,091)	(163,949)	(185,657)	(306,767)
Financial institutions	(2,302,499)	(2,345,500)	(4,647,999)	11.0	(867,109)	(825,557)	(1,241,989)	(693,591)	(489,165)	(530,588)	(2,151,202)
Individuals	(7,962)	(93)	(8,055)	-	-	(793)	(1,428)	(3,921)	(98)	(1,815)	(1,628)
Forwards (onshore)	(2,020,438)	(28,585)	(2,049,023)	4.8	(2,049,023)	-	-	-	-	-	(2,443,925)
BM&FBOVESPA	-	(17,625)	(17,625)	-	(17,625)	-	-	-	-	-	(198)
Companies	(360,457)	(2,041)	(362,498)	0.9	(362,498)	-	-	-	-	-	(1,816,615)
Financial institutions	(1,659,981)	(8,919)	(1,668,900)	3.9	(1,668,900)	-	-	-	-	-	(627,112)
Credit derivatives	(286,857)	(609,399)	(896,256)	2.1	-	(4,614)	(30,423)	(21,390)	(70,523)	(769,306)	(217,587)
Companies	-	-	-	-	-	-	-	-	-	-	(11,802)
Financial institutions	(286,857)	(609,399)	(896,256)	2.1	-	(4,614)	(30,423)	(21,390)	(70,523)	(769,306)	(205,785)
Forwards (offshore)	(5,959,651)	105,644	(5,854,007)	13.8	(1,323,940)	(1,470,739)	(1,615,250)	(835,347)	(416,858)	(191,873)	(1,505,336)
BM&FBOVESPA	(1,668)	-	(1,668)	-	(1,335)	-	(333)	-	-	-	-
Companies	(3,593,993)	84,956	(3,509,037)	8.3	(700,239)	(918,400)	(819,705)	(595,478)	(293,304)	(181,911)	(190,782)
Financial institutions	(2,349,299)	20,354	(2,328,945)	5.5	(621,117)	(547,907)	(786,573)	(239,832)	(123,554)	(9,962)	(1,310,153)
Individuals	(14,691)	334	(14,357)	-	(1,249)	(4,432)	(8,639)	(37)	-	-	(4,401)
Swaps with target flow - Companies	(553,352)	24,327	(529,025)	1.2	-	(4,530)	-	-	(326,302)	(198,193)	(175,775)
Other derivative financial instruments	(4,953,876)	(676,115)	(5,629,991)	13.3	(339)	(4,138,898)	(137,355)	(25,785)	(9,931)	(1,317,683)	(484,532)
Companies	(142,824)	(673,282)	(816,106)	1.9	(339)	(556)	(3,940)	(10,135)	(9,931)	(791,205)	(173,521)
Financial institutions	(4,811,052)	(2,833)	(4,813,885)	11.4	-	(4,138,342)	(133,415)	(15,650)	-	(526,478)	(311,011)
Total	(33,981,352)	(8,364,653)	(42,346,005)	100.0	(5,953,380)	(8,628,079)	(5,808,502)	(3,526,192)	(4,126,805)	(14,303,047)	(16,203,028)
% per maturity term					14.1	20.4	13.7	8.3	9.7	33.8
Total - 09/30/2014	(14,516,452)	(1,686,576)	(16,203,028)	100.0	(2,748,281)	(2,206,878)	(1,710,262)	(1,862,089)	(1,169,852)	(6,505,666)
% per maturity term					17.0	13.6	10.6	11.5	7.2	40.2

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	116

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	09/30/2015
	Futures	Swaps	Options	Forwards (onshore)	Credit derivatives	Forwards (offshore)	Swap with target flow	Target flow of swap	Other derivative financial instruments
BM&FBOVESPA	442,148,184	29,201,231	222,065,928	30,706,324	-	-	-	-	-
Over-the-counter market	163,121,979	287,686,932	196,192,731	2,032,295	12,884,725	161,147,716	591,796	1,135,288	18,773,091
Financial institutions	158,210,956	146,481,123	171,670,070	1,683,893	12,884,725	122,066,184	-	-	9,827,196
Companies	4,911,023	71,696,048	24,143,907	348,402	-	38,818,239	591,796	1,135,288	8,945,895
Individuals	-	69,509,761	378,754	-	-	263,293	-	-	-
Total	605,270,163	316,888,163	418,258,659	32,738,619	12,884,725	161,147,716	591,796	1,135,288	18,773,091
Total – 09/30/2014	343,545,480	240,584,601	674,725,526	33,072,709	9,485,172	71,908,639	754,246	907,293	10,410,826

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	117

IV - Credit derivatives

See below the composition of the Credit Derivatives (assets and liabilities) portfolio stated at notional amount, and their effect on calculation of Required Referential Equity.

	09/30/2015			09/30/2014
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
Credit swaps	(9,050,140)	3,834,585	(5,215,555)	(6,152,362)	1,791,298	(4,361,064)
Total return rate swaps	-	-	-	(1,541,510)	-	(1,541,510)
Total	(9,050,140)	3,834,585	(5,215,555)	(7,693,872)	1,791,298	(5,902,574)

The effect on the referential equity (Note 3) was R$ 461,255 (R$ 291,881 at 09/30/2014).

During the period, there was no occurrence of a credit event as defined in the agreements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	118

V - Accounting hedge

The effectiveness computed for the hedge portfolio was in conformity with the provisions of BACEN Circular No. 3,082 of January 30, 2002, and the following accounting hedge structures are established:

I)	Cash flow -the purpose of this hedge of ITAÚ UNIBANCO HOLDING CONSOLIDATED is to hedge cash flows of interest receipt and payment (CDB / Redeemable Preferred Shares / Syndicated Loans / Assets Transactions) and exposures to future exchange rate (anticipated transactions and unrecognized firm commitments) related to its variable interest rate risk (CDI / LIBOR), and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI Cetip Over and LIBOR and foreign exchange rate.

	09/30/2015			09/30/2014
	Hedge Instrument		Hedge assets	Hedge Instruments		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Book value	Nominal value	Adjustment to market value (*)	Book value
Hedge of deposits and securities purchased under agreements to resell	73,576,405	3,289,857	79,409,372	56,003,471	402,842	56,044,809
Hedge of preferred shares	-	-	-	963,419	50,854	963,419
Hedge of syndicated loan	8,343,090	(134,562)	8,343,090	-	-	-
Hedge of highly probable forecast transactions	1,446,136	12,891	1,446,136	75,302	(6,319)	76,760
Hedge of assets transactions	7,405,168	(247,064)	7,634,128	-	-	-
Total	90,770,799	2,921,122	96,832,726	57,042,192	447,377	57,084,988

(*) Recorded in Stockholders’ Equity under heading Asset Valuation Adjustments.

The gains or losses related to the accounting hedge of cash flows that we expect to recognize in Results in the following 12 months amount to R$ 582,569 (R$ (201,818) at September 30, 2014).

To hedge future cash flows of highly probable forecast transactions, arising from futures contracts in foreign currency, against the exposure to future interest rate, ITAÚ UNIBANCO HOLDING CONSOLIDATED negotiated DDI Futures contracts on BM&FBOVESPA and NDF (Non Deliverable Forward) contracts traded in the over-the-counter market. During the second quarter of 2015, part of the flow of these agreements was realized, and , accordingly, Asset Valuation Adjustment was reclassified and included in the deemed cost of assets related to Hedge of Highly Probable Forecast Transaction.

To hedge future cash flows of futures receipts and payments against exposure to variable interest rate (CDI / LIBOR), ITAÚ UNIBANCO HOLDING CONSOLIDATED negotiated DI futures contracts on BM&FBOVESPA, interest rate swap and Futures Euro-Dollar on Chicago Stock Exchange.

II)	Market risk – The hedging strategy against market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED consists of hedging the exposure to variation in market risk, in interest receipt, which are attributable to changes in interest rates related to recognized assets and liabilities.

	09/30/2015
	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Nominal value	Adjustment to market value (*)
Hedge of loans	4,166,687	103,482	4,166,687	100,124
Hedge of structured funding	794,580	395	794,580	510
Total	4,961,267	103,877	4,961,267	100,634

	09/30/2014
	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Nominal value	Adjustment to market value (*)
Hedge of loans	2,206,986	48,093	2,206,986	64,182
Hedge of structured funding	490,200	(439)	490,200	460
Total	2,697,186	47,654	2,697,186	64,642

(*) Recorded under heading Results from Securities and Derivative Financial Instruments.

To hedge the variation in market risk in interest receipt, ITAÚ UNIBANCO HOLDING uses interest rate swap contracts. Hedge assets and liabilities are related to fixed-rate expressed in unidad de fomento (CLF) and denominated in euros and U.S. dolar, issued by subsidiaries in Chile and London, respectively and with maturities between 2016 and 2030.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	119

III)	Hedge of net investment in foreign operations – ITAÚ UNIBANCO HOLDING CONSOLIDATED strategy of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of foreign operations, compared to the functional currency of the head office.

	09/30/2015			09/30/2014
	Hedge instrument		Hedge assets	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Nominal value	Nominal value	Adjustment to market value (*)	Nominal value
Hedge of net investment in foreign operations (*)	23,005,988	(6,653,873)	13,356,871	13,696,902	72,920	8,217,977
Total	23,005,988	(6,653,873)	13,356,871	13,696,902	72,920	8,217,977

(*) Recorded in Stockholders’ Equity under heading Asset Valuation Adjustments.

To hedge the changes of future cash flows of exchange variation of net investments in foreign operations, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses DDI Futures contracts traded on BM&FBOVESPA, Financial Assets and Forward contracts or NDF contracts entered into by our subsidiaries abroad.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income upon the total or partial disposal of investments.

IV)	We present below the maturity terms of cash flow hedge and market risk hedge strategies:

09/30/2015									09/30/2014
Maturity term	Hedge of highly probable anticipated transaction / firm commitments	Hedge of deposits and securities purchased under agreements to resell	Hedge of loans	Hedge of structured funding	Hedge of net investment in foreign operations	Hedge of syndicated loan	Hedge of assets transactions	Total	Total
2014	-	-	-	-	-	-	-	-	16,095,926
2015	-	873,871	-	-	23,005,988	-	-	23,879,859	14,942,178
2016	1,446,136	14,401,168	354,939	794,580	-	-	-	16,996,823	9,050,790
2017	-	27,444,489	288,388	-	-	8,343,090	4,627,345	40,703,312	14,049,522
2018	-	23,956,692	518,480	-	-	-	2,777,823	27,252,995	17,422,023
2019	-	5,464,210	913,767	-	-	-	-	6,377,977	603,731
2020	-	859,705	91,161	-	-	-	-	950,866	34,641
2021	-	576,270	-	-	-	-	-	576,270	24,379
2022	-	-	212,344	-	-	-	-	212,344	166,781
2023	-	-	204,505	-	-	-	-	204,505	158,707
2025	-	-	52,430	-	-	-	-	52,430	39,621
2027	-	-	190,261	-	-	-	-	190,261	141,926
2028	-	-	578,981	-	-	-	-	578,981	430,000
2029	-	-	466,345	-	-	-	-	466,345	276,055
2030	-	-	295,086	-	-	-	-	295,086	-
Total	1,446,136	73,576,405	4,166,687	794,580	23,005,988	8,343,090	7,405,168	118,738,054	73,436,280

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	120

h) Changes in adjustment to unrealized (*) market value for the period

	01/01 to 09/30/2015	01/01 to 09/30/2014
Opening balance	489,912	(2,016,483)
Adjustments with impact on:
Results	(1,169,501)	368,946
Trading securities	(759,325)	501,865
Derivative financial instruments	(410,176)	(132,919)
Stockholders’ equity	(7,384,948)	1,846,237
Available-for-sale	(2,697,196)	1,558,630
Accounting hedge – derivative financial instruments	(4,687,752)	287,607
Futures	(4,621,878)	258,595
Swap	(65,874)	29,012

Closing balance	(8,064,537)	198,700
Adjustment to market value	(8,064,537)	198,700
Trading securities	(1,063,350)	(329,281)
Available-for-sale securities	(3,225,683)	(374,960)
Derivative financial instruments	(3,775,504)	902,941
Trading securities	(42,753)	382,644
Accounting hedge	(3,732,751)	520,297
Futures	(3,732,751)	469,443
Swap	-	50,854

(*) The term unrealized in the context of Circular nº. 3.068 of 11/08/2001, of the Central Bank means not converted into cash.

i)	Realized gain of securities portfolio and derivatives financial instruments and foreign exchange variation on investments abroad

	01/01 to 09/30/2015	01/01 to 09/30/2014
Gain (loss) – trading securities	(2,496,498)	238,027
Gain (loss) – available-for-sale securities	(1,189,908)	(416,429)
Gain (loss) – derivatives	3,336,240	304,421
Gain (loss) – foreign exchange variation on investments abroad	20,852,984	1,302,865
Total	20,502,818	1,428,884

During the periods ended September 30, 2015 and September 30, 2014, ITAÚ UNIBANCO HOLDING did not recognize impairment losses for Held-to-Maturity Financial Assets.

During the period ended September 30, 2015, ITAÚ UNIBANCO HOLDING recognized R$ 1,369,700 as impairment losses for Available-for-Sale Financial Assets, recorded in the statement of income in the line "Net gain (loss) from investment securities and derivatives".

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	121

j)	Sensitivity analysis (trading and banking portfolios)

In compliance with CVM Instruction No. 475, ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out a sensitivity analysis by market risk factors considered relevant to which it was exposed. The biggest losses arising, by risk factor, in each scenario, were stated with impact on result, net of tax effects, by providing a vision of the ITAÚ UNIBANCO HOLDING CONSOLIDATED exposure under exceptional scenarios.

The sensitivity analyses of the non-trading and the trading portfolio shown in this report are an evaluation of a static position of the portfolio exposure and, therefore, do not consider the management’s quick response capacity (treasury and control areas), which triggers risk mitigating measures, whenever a situation of high loss or risk is identified by minimizing the sensitivity towards significant losses. In addition, the study's sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Trading portfolio	Exposures	09/30/2015 (*)
		Scenarios
Risk factors	Risk of variation in:	I	II	III
Interest Rate	Fixed Income Interest Rates in reais	(202)	(88,318)	(171,510)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	60	(9,206)	(17,938)
Foreign Exchange Rates	Prices of Foreign Currencies	603	(115,661)	(182,396)
Price Index Linked	Interest of Inflation coupon	(82)	(10,926)	(14,331)
TR	TR Linked Interest Rates	(0)	(6)	(13)
Equities	Prices of Equities	(162)	11,695	2,273
Total		217	(212,422)	(383,915)

(*) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	09/30/2015 (*)
		Scenarios
Risk factors	Risk of variation in:	I	II	III
Interest Rate	Fixed Income Interest Rates in reais	(3,285)	(1,250,039)	(2,392,285)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	294	(28,258)	(52,881)
Foreign Exchange Rates	Prices of Foreign Currencies	1,823	(144,062)	(234,917)
Price Index Linked	Interest of Inflation coupon	(1,031)	(193,732)	(390,824)
TR	TR Linked Interest Rates	859	(293,191)	(670,099)
Equities	Prices of Equities	2,688	(53,923)	(128,812)
Total		1,348	(1,963,205)	(3,869,818)

(*) Amounts net of tax effects.

The following scenarios are used to measure the sensitivity:

•	Scenario I: Shocks of 1 base point in interest rates and associated indexes, and 1 percentage point in currency and share prices;

•	Scenario II: Shocks of 25 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor;

•	Scenario III: Shocks of 50 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor.

Derivative financial instruments engaged by ITAÚ UNIBANCO HOLDING CONSOLIDATED are shown in the item Derivative financial instruments in this note.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	122

Note 8 - Loan, lease and other credit operations

a) Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

	09/30/2015										09/30/2014
Risk levels	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	239,502,998	80,516,218	35,948,123	14,657,082	12,677,682	3,802,547	2,706,777	3,809,634	9,951,667	403,572,728	354,437,878
Loans and discounted trade receivables	91,859,644	70,314,357	27,785,716	10,499,136	9,092,838	2,982,261	2,437,749	3,402,359	8,577,379	226,951,439	194,879,684
Financing	87,269,546	8,582,774	6,030,279	2,778,362	3,258,932	656,246	223,697	212,435	1,272,340	110,284,611	106,477,038
Farming and agribusiness financing	7,971,064	938,362	637,154	191,610	59,728	56,137	3,411	1,941	31,258	9,890,665	7,956,832
Real estate financing	52,402,744	680,725	1,494,974	1,187,974	266,184	107,903	41,920	192,899	70,690	56,446,013	45,124,324

Lease operations	3,141,739	747,191	631,232	264,087	107,492	49,566	24,892	29,044	104,740	5,099,983	7,093,819

Credit card operations	-	47,617,696	4,791,699	1,829,553	818,959	643,172	632,662	595,819	3,007,518	59,937,078	57,672,783

Advance on exchange contracts (1)	2,494,587	491,513	258,451	214,140	83,918	46,442	-	2,723	100,808	3,692,582	3,616,270

Other sundry receivables (2)	960,517	2,971,652	1,125	12,450	4,121	9,225	5,762	2,628	928,643	4,896,123	6,010,909

Total operations with credit granting characteristics	246,099,841	132,344,270	41,630,630	16,977,312	13,692,172	4,550,952	3,370,093	4,439,848	14,093,376	477,198,494	428,831,659
Endorsements and sureties (3)										75,143,222	74,513,600
Total with endorsements and sureties	246,099,841	132,344,270	41,630,630	16,977,312	13,692,172	4,550,952	3,370,093	4,439,848	14,093,376	552,341,716	503,345,259
Total – 09/30/2014	216,075,618	128,747,178	36,182,911	15,582,038	8,230,978	5,261,772	3,013,231	3,669,082	12,068,851	428,831,659

(1) Includes Advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a);

(2) Includes Securities and credits receivable, Debtors for purchase of assets and Endorsements and sureties paid;

(3) Recorded in Memorandum Accounts.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	123

II – By maturity and risk level

	09/30/2015										09/30/2014
	AA	A	B	C	D	E	F	G	H	Total	Total
	Overdue Operations (1) (2)
Falling due installments	-	-	2,559,108	2,281,225	1,715,333	1,408,499	1,083,053	1,163,650	3,700,504	13,911,372	12,976,226
01 to 30	-	-	167,883	124,435	139,861	68,106	52,708	53,579	182,228	788,800	673,946
31 to 60	-	-	130,561	97,271	66,743	44,879	38,559	41,466	144,071	563,550	573,626
61 to 90	-	-	132,728	101,763	71,826	48,312	41,179	44,874	160,971	601,653	580,653
91 to 180	-	-	278,090	267,976	191,492	128,282	109,412	121,953	417,015	1,514,220	1,646,080
181 to 365	-	-	370,797	435,349	306,033	238,441	191,597	353,733	714,903	2,610,853	2,809,297
Over 365	-	-	1,479,049	1,254,431	939,378	880,479	649,598	548,045	2,081,316	7,832,296	6,692,624
Overdue installments	-	-	898,502	972,092	1,062,967	1,039,019	1,203,753	2,415,232	7,415,744	15,007,309	11,019,855
01 to 14	-	-	7,611	62,437	33,805	24,301	29,437	23,397	73,212	254,200	238,037
15 to 30	-	-	871,460	171,381	114,176	86,984	65,990	66,525	236,194	1,612,710	1,304,522
31 to 60	-	-	19,431	706,752	251,317	140,621	171,430	1,173,636	262,105	2,725,292	1,441,296
61 to 90	-	-	-	19,464	622,965	124,322	162,195	116,612	396,685	1,442,243	1,132,915
91 to 180	-	-	-	12,058	40,704	648,248	743,241	1,004,679	1,595,212	4,044,142	3,013,351
181 to 365	-	-	-	-	-	14,543	31,460	30,383	4,791,144	4,867,530	3,807,661
Over 365	-	-	-	-	-	-	-	-	61,192	61,192	82,073
Subtotal	-	-	3,457,610	3,253,317	2,778,300	2,447,518	2,286,806	3,578,882	11,116,248	28,918,681	23,996,081
Specific allowance	-	-	(34,576)	(97,599)	(277,830)	(734,255)	(1,143,403)	(2,505,220)	(11,116,248)	(15,909,131)	(13,116,826)
Subtotal - 09/30/2014	-	-	2,879,067	3,012,491	2,181,182	2,164,719	1,842,121	2,358,116	9,558,385	23,996,081

	Non-overdue operations
Falling due installments	245,644,195	131,325,785	37,720,498	13,570,958	10,834,862	2,067,898	1,056,139	840,977	2,938,915	446,000,227	403,062,667
01 to 30	16,683,019	30,365,479	5,899,450	4,008,426	3,982,809	460,172	124,069	122,161	384,881	62,030,466	56,004,769
31 to 60	17,683,939	13,389,426	3,891,514	980,587	493,841	75,326	45,302	33,561	164,729	36,758,225	32,301,926
61 to 90	10,762,116	9,164,112	2,733,285	699,123	267,265	63,657	36,721	26,830	352,748	24,105,857	25,031,456
91 to 180	24,283,900	16,025,447	5,209,894	1,212,267	662,973	155,119	78,166	57,951	332,141	48,017,858	47,150,474
181 to 365	33,888,664	17,080,768	5,741,507	1,852,252	1,111,520	209,769	146,582	100,949	299,744	60,431,755	57,453,181
Over 365	142,342,557	45,300,553	14,244,848	4,818,303	4,316,454	1,103,855	625,299	499,525	1,404,672	214,656,066	185,120,861
Overdue up to 14 days	455,646	1,018,485	452,522	153,037	79,010	35,536	27,148	19,989	38,213	2,279,586	1,772,911
Subtotal	246,099,841	132,344,270	38,173,020	13,723,995	10,913,872	2,103,434	1,083,287	860,966	2,977,128	448,279,813	404,835,578
Generic allowance	-	(661,720)	(381,730)	(411,720)	(1,091,387)	(631,030)	(541,644)	(602,676)	(2,977,128)	(7,299,035)	(6,924,051)
Subtotal - 09/30/2014	216,075,618	128,747,178	33,303,844	12,569,547	6,049,796	3,097,053	1,171,110	1,310,966	2,510,466	404,835,578
Grand total	246,099,841	132,344,270	41,630,630	16,977,312	13,692,172	4,550,952	3,370,093	4,439,848	14,093,376	477,198,494	428,831,659
Existing allowance	-	(661,720)	(416,306)	(509,319)	(6,152,970)	(4,550,497)	(3,369,756)	(4,439,406)	(14,093,376)	(34,193,350)	(25,257,844)
Minimum allowance required	-	(661,720)	(416,306)	(509,319)	(1,369,217)	(1,365,285)	(1,685,047)	(3,107,896)	(14,093,376)	(23,208,166)	(20,040,877)
Additional allowance (3)	-	-	-	-	(4,783,753)	(3,185,212)	(1,684,709)	(1,331,510)	-	(10,985,184)	(5,216,967)
Grand total - 09/30/2014	216,075,618	128,747,178	36,182,911	15,582,038	8,230,978	5,261,772	3,013,231	3,669,082	12,068,851	428,831,659
Existing allowance	-	(643,736)	(361,829)	(1,284,525)	(2,490,867)	(2,630,360)	(2,108,960)	(3,668,716)	(12,068,851)	(25,257,844)
Minimum allowance required	-	(643,736)	(361,829)	(467,461)	(845,495)	(1,578,532)	(1,506,615)	(2,568,358)	(12,068,851)	(20,040,877)
Additional allowance (3)	-	-	-	(817,064)	(1,645,372)	(1,051,828)	(602,345)	(1,100,358)	-	(5,216,967)

(1)	Operations with overdue installments for more than 14 days or under control of administrators or in bankruptcy processcompanies.
(2)	The balance of non-accrual operations amounts to R$ 18,909,551 (R$ 16,528,645 at 09/30/2014).
(3)	Allocated to each level of risk in order to explain the additional volume.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	124

III – By business sector

	09/30/2015%		09/30/2014%
Public Sector	3,195,853	0.7%	4,085,238	1.0%
Energy	133,342	0.0%	51,778	0.0%
Petrochemical and chemical	2,797,432	0.6%	3,804,408	0.9%
Sundry	265,079	0.1%	229,052	0.1%
Private sector	474,002,641	99.3%	424,746,421	99.0%
Companies	262,552,081	55.0%	229,218,537	53.5%
Sugar and alcohol	10,534,030	2.2%	9,358,534	2.2%
Agribusiness and fertilizers	15,373,744	3.2%	13,323,708	3.1%
Food and beverage	12,123,542	2.5%	11,242,553	2.6%
Banks and other financial institutions	6,362,785	1.3%	5,078,911	1.2%
Capital assets	7,293,930	1.5%	8,746,566	2.0%
Pulp and paper	3,329,386	0.7%	3,203,091	0.7%
Publishing and printing	1,029,471	0.2%	1,017,642	0.2%
Electronic and IT	4,155,525	0.9%	4,390,820	1.0%
Packaging	2,838,627	0.6%	2,223,301	0.5%
Energy and sewage	7,180,694	1.5%	6,946,563	1.6%
Education	1,371,067	0.3%	1,171,283	0.3%
Pharmaceuticals and cosmetics	4,287,370	0.9%	4,247,934	1.0%
Real estate agents	19,779,427	4.1%	17,533,341	4.1%
Entertainment and tourism	3,970,668	0.8%	3,624,229	0.8%
Wood and furniture	3,026,801	0.6%	2,980,412	0.7%
Construction material	6,029,016	1.3%	5,166,270	1.2%
Steel and metallurgy	11,502,222	2.4%	8,738,310	2.0%
Media	1,143,135	0.2%	1,401,902	0.3%
Mining	5,207,508	1.1%	3,690,334	0.9%
Infrastructure work	4,869,187	1.0%	4,749,229	1.1%
Oil and gas (*)	5,565,821	1.2%	4,223,387	1.0%
Petrochemical and chemical	7,707,545	1.6%	6,262,651	1.5%
Health care	2,064,969	0.4%	1,732,497	0.4%
Insurance and reinsurance and pension plans	2,161	0.0%	2,501	0.0%
Telecommucations	1,149,985	0.2%	1,385,094	0.3%
Third sector	3,830,423	0.8%	2,589,723	0.6%
Trading	1,881,820	0.4%	1,787,312	0.4%
Transportation	15,654,909	3.3%	16,930,985	3.9%
Domestic appliances	2,098,021	0.4%	2,396,834	0.6%
Vehicles and autoparts	16,517,590	3.5%	14,147,785	3.3%
Clothing and shoes	5,044,411	1.1%	4,889,557	1.1%
Commerce - sundry	15,060,096	3.2%	13,002,210	3.0%
Industry - sundry	9,439,114	2.0%	6,439,205	1.5%
Sundry services	28,904,388	6.1%	21,970,796	5.1%
Sundry	16,222,693	3.4%	12,623,067	2.9%
Individuals	211,450,560	44.3%	195,527,884	45.5%
Credit cards	59,052,887	12.4%	56,806,599	13.1%
Real estate financing	44,226,725	9.3%	34,249,500	8.0%
Consumer loans / overdraft	83,720,985	17.5%	70,320,493	16.4%
Vehicles	24,449,963	5.1%	34,151,292	8.0%
Grand total	477,198,494	100.0%	428,831,659	100.0%
(*) Comprises trade of fuel.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	125

b) Credit concentration

	09/30/2015		09/30/2014
Loan, lease and other credit operations (*)	Risk	% of total	Risk	% of total
Largest debtor	5,098,984	0.9	5,127,903	1.0
10 largest debtors	35,256,855	6.4	31,241,556	6.2
20 largest debtors	54,978,146	10.0	51,163,961	10.2
50 largest debtors	92,309,860	16.7	84,618,403	16.8
100 largest debtors	124,462,018	22.5	114,083,431	22.7

(*) The amounts include endorsements and sureties.

	09/30/2015		09/30/2014
Loan, lease and other credit operations and securities of companies and financial institutions (*)	Risk	% of total	Risk	% of total
Largest debtor	8,014,203	1.2	5,379,457	0.9
10 largest debtors	52,285,015	7.9	39,202,910	6.7
20 largest debtors	83,504,571	12.7	65,772,231	11.3
50 largest debtors	138,993,478	21.1	113,885,124	19.6
100 largest debtors	184,121,038	27.9	152,506,792	26.2

(*) The amounts include endorsements and sureties.

c) Changes in allowance for loan losses

	01/01 to 09/30/2015	01/01 to 09/30/2014
Opening balance	(26,947,986)	(26,371,185)
Net increase for the period	(21,330,552)	(13,501,190)
Required by Resolution No. 2,682/99	(16,675,629)	(13,501,190)
Additional (4)	(4,654,923)	-
Transfer of financial assets	1,027,897	-
Write-Off	13,057,291	14,614,531
Closing balance (1)	(34,193,350)	(25,257,844)
Required by Resolution No. 2,682/99	(23,208,166)	(20,040,877)
Specific allowance (2)	(15,909,131)	(13,116,826)
Generic allowance (3)	(7,299,035)	(6,924,051)
Additional allowance (4)	(10,985,184)	(5,216,967)

(1)	The allowance for loan losses related to the lease portfolio amounts to: R$ (181,223) (R$ (402,817) at September 30, 2014).
(2)	Operations with overdue installments for more than 14 days or under responsibility of administrators or in bankruptcy process companies.
(3)	For operations not covered in the previous item due to the classification of the client or operation.
(4)	Refers to the provision in excess of the minimum required percentage by CMN Resolution No. 2,682 of December 21, 1999.

At September 30, 2015, the balance of the allowance in relation to the loan portfolio is equivalent to 7,2% (5.9% at September 30, 2014).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	126

d) Recovery and renegotiation of credits

I - Composition of the result of allowance for loan losses

	01/01 to 09/30/2015	01/01 to 09/30/2014

Expenses for allowance for loan losses	(21,330,552)	(13,501,190)
Income from recovery of credits written off as loss	3,287,573	3,718,831
Result of allowance for loan losses (*)	(18,042,979)	(9,782,359)

(*) The amounts related to the lease portfolio from 01/01 to 09/30/2015 are: Expenses for allowance for loan losses R$ (96,710) (R$ (183,571) from 01/01 to 09/30/2014) and Income from recovery of credits written off as loss R$ 102,042 (R$ 172,460 from 01/01 to 09/30/2014).

II - Renegotiated loan operations

	09/30/2015			09/30/2014
	Portfolio (1)	Allowance for Loan Losses	%	Portfolio (1)	Allowance for Loan Losses	%
Amended Credit Agreements	21,902,414	(7,067,587)	32.3%	17,378,538	(6,905,576)	39.7%
(-) Amended Operations non-overdue (2)	(8,361,567)	1,359,279	16.3%	(5,157,394)	1,033,515	20.0%
Renegotiated loan operations	13,540,847	(5,708,308)	42.2%	12,221,144	(5,872,061)	48.0%

(1) The amounts related to reagreed loans the lease portfolio are R$ 120,395 (R$ 327,915 at September 30, 2014).

(2) Resulting from non-overdue transations or with a delay of less than 30 days, reflex of changes in the original contractual terms.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	127

e) Restricted operations on assets

See below the information related to the restricted operations on assets, in accordance with CMN Resolution No. 2,921, of January 17, 2002.

	09/30/2015					01/01 to 09/30/2015	09/30/2014	01/01 to 09/30/2014
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Income (expenses)	Total	Income (expenses)
Restricted operations on assets
Loan operations	-	-	8,005	291,059	299,064	97,239	266,915	20,967
Liabilities - restricted operations on assets
Foreign borrowings through securities	1,449	193	-	246,772	248,414	(89,766)	266,892	(20,940)
Net revenue from restricted operations						7,473		27

At September 30, 2015, and September 30, 2014 there were no balances in default.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	128

f)	Operations of sale or transfers and acquisitions of financial assets

I -	Credit assignments (transfers of receivables) carried out through December 2011 were recorded in accordance with current regulation together with income recognition at the time of the assignment, regardless of the risks and benefits being retained or not.

In compliance with CMN Resolution No. 3,809, of October 28, 2009, the amount of operations assigned with joint obligation, at September 30, 2015 where the entity significantly retained the related risks and benefits is R$ 182,672 (R$ 239,365 at 09/30/2014), composed of real estate financing of R$ 169,407 (R$ 224,132 at 09/30/2014) and farming financing of R$ 13,265 (R$ 15,233 at 09/30/2014).

II-	Beginning January 2012, as provided for by CMN Resolution No. 3,533, of January 31, 2008 and supplementary regulation, accounting records take into consideration the retention or non-retention of risks and benefits on sale or transfers of financial assets.

ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out operations for sale or transfer of financial assets in which there was retention of credit risks of financial assets transferred. Therefore, such credits continue to be recorded as credit operations totaling R$ 5,591,079 at September 30, 2015. The operations are composed of: real estate financing in which the amount recorded as assets R$ 2,765,237 and a fair value of R$ 2,745,410 and the amount recorded as liabilities in the line Other sundry liabilities of R$ 2,763,798 and a fair value of R$ 2,743,971 and working capital operations, which amount recorded in assets is R$ 2,825,842 with fair value of R$ 2,825,842, and the amount recorded in liabilities under Other Liabilities – Sundry of R$ 2,825,782 with fair value of R$ 2,825,782.

Sales or transfers of financial assets without risk and benefit retention totaling R$ 697,960 with effect on results of R$ 19,386, net of Allowance for Loan Losses.

On June 30, 2015, the transfer of financial assets with no retention of risks and benefits between related company, related of operations for recovery expectation is considered by Management as remote, was carried out. The portfolio in the amount of R$ 1,080,021, fully provided for, was carried out for R$ 52,124, in accordance with the appraisal report. The operation did not give rise to any impact in the consolidated result.

Acquisitions of loan portfolios with the retention of assignor’s risks carried out as from January 2012 to September 30, 2015 total R$ 3,932,042, and the total amount of acquired portfolios is R$ 3,931,549, at September 30, 2015.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	129

Note 9 - Foreign exchange portfolio

	09/30/2015	09/30/2014
Assets - other receivables	64,208,917	41,047,294
Exchange purchase pending settlement – foreign currency	37,985,320	23,638,255
Exchange sale rights – local currency	26,611,717	18,187,660
(Advances received) – local currency	(388,120)	(778,621)
Liabilities – other liabilities (Note 2a)	63,139,647	41,855,057
Exchange sales pending settlement – foreign currency	26,198,800	17,927,875
Liabilities from purchase of foreign currency – local currency	36,714,757	23,790,259
Other	226,090	136,923
Memorandum accounts	1,678,399	1,164,345
Outstanding import credits – foreign currency	1,489,596	1,147,175
Confirmed export credits – foreign currency	188,803	17,170

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	130

Note 10 – Funding and borrowings and onlending

a) Summary

	09/30/2015						09/30/2014
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Deposits	189,580,257	38,354,309	16,921,823	55,872,272	300,728,661	35.4	280,975,094	36.5
Deposits received under securities repurchase agreements	150,648,926	15,768,713	17,451,545	134,044,436	317,913,620	37.5	304,024,065	39.5
Funds from acceptance and issuance of securities	3,140,253	16,988,606	8,481,342	30,867,649	59,477,850	7.0	47,089,423	6.1
Borrowings and onlending	6,135,022	23,859,210	28,202,012	46,384,169	104,580,413	12.3	81,659,328	10.7
Subordinated debt (*)	421,421	6,154,971	2,217,673	57,116,109	65,910,174	7.8	55,435,105	7.2
Total	349,925,879	101,125,809	73,274,395	324,284,635	848,610,718		769,183,015
% per maturity term	41.2	11.9	8.6	38.3
Total – 09/30/2014	333,336,743	76,121,821	59,255,657	300,468,794	769,183,015
% per maturity term	43.3	9.9	7.7	39.1

(*) At 09/30/2014 includes R$ 963,462 of Redeemable Preferred Shares classified under Non-controlling interests in Balance Sheet.

b) Deposits

	09/30/2015						09/30/2014
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Demand deposits	57,387,934	-	-	-	57,387,934	19.1	44,595,760	15.8
Savings accounts	111,450,931	-	-	-	111,450,931	37.1	113,675,506	40.5
Interbank	3,011,672	12,028,200	3,098,322	231,619	18,369,813	6.1	3,641,785	1.3
Time deposits	17,729,720	26,326,109	13,823,501	55,640,653	113,519,983	37.7	119,062,043	42.4
Total	189,580,257	38,354,309	16,921,823	55,872,272	300,728,661		280,975,094
% per maturity term	63.0	12.8	5.6	18.6
Total – 09/30/2014	175,618,287	34,080,626	11,700,104	59,576,077	280,975,094
% per maturity term	62.5	12.1	4.2	21.2

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	131

c) Deposits received under securities repurchase agreements

	09/30/2015						09/30/2014
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	%	Total	%
Own portfolio	44,244,215	11,761,566	15,539,706	107,178,461	178,723,948	56.2	152,456,352	50.1
Government securities	34,691,125	199,631	-	3,472	34,894,228	11.0	7,523,563	2.5
Own issue	1,561,443	11,363,285	15,539,706	107,174,989	135,639,423	42.7	133,200,402	43.8
Foreign	7,991,647	198,650	-	-	8,190,297	2.6	11,732,387	3.9
Third-party portfolio	106,241,668	-	-	-	106,241,668	33.4	126,381,794	41.6
Free portfolio	163,043	4,007,147	1,911,839	26,865,975	32,948,004	10.4	25,185,919	8.3
Total	150,648,926	15,768,713	17,451,545	134,044,436	317,913,620		304,024,065
% per maturity term	47.3	5.0	5.5	42.2
Total – 09/30/2014	148,557,676	12,130,248	14,690,030	128,646,111	304,024,065
% per maturity term	48.9	4.0	4.8	42.3

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	132

d) Funds from acceptance and issuance of securities

	09/30/2015						09/30/2014
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Funds from bills:	2,772,781	12,880,488	5,483,240	8,368,559	29,505,068	49.6	30,097,842	63.9
Financial	269,678	1,695,709	2,348,321	2,569,853	6,883,561	11.6	12,692,562	27.0
Off real estate loans	1,682,393	8,364,133	933,661	1,435,553	12,415,740	20.8	10,218,488	21.6
Bill of credit related to agribusiness	812,938	2,810,982	2,185,523	4,240,762	10,050,205	16.9	7,044,170	15.0
Mortgage notes	7,772	9,664	15,735	122,391	155,562	0.3	142,622	0.3
Foreign securities	145,905	3,590,320	2,747,349	19,670,667	26,154,241	44.0	14,914,722	31.7
Non-trade related – issued abroad	145,905	3,590,320	2,747,349	19,670,667	26,154,241	44.0	14,914,722	31.7
Brazil risk note programme	1,666	827,346	821,844	5,980,676	7,631,532	12.8	3,349,076	7.1
Structure note issued	100,766	1,235,939	773,388	6,136,940	8,247,033	13.9	5,622,602	11.9
Bonds	28,315	107,503	133,475	7,278,984	7,548,277	12.7	3,511,917	7.5
Fixed rate notes	12,976	1,244,879	945,728	-	2,203,583	3.7	1,531,234	3.3
Eurobonds	2,182	3,957	1,314	93,687	101,140	0.2	658,943	1.4
Other	-	170,696	71,600	180,380	422,676	0.7	240,950	0.5
Structured Operations Certificates (*)	221,567	517,798	250,753	2,828,423	3,818,541	6.4	2,076,859	4.4
Total	3,140,253	16,988,606	8,481,342	30,867,649	59,477,850		47,089,423
% per maturity term	5.3	28.6	14.3	51.9
Total – 09/30/2014	2,631,943	13,491,674	10,568,491	20,397,315	47,089,423
% per maturity term	5.6	28.7	22.4	43.3

(*) As of September 30, 2015, the market value of the funding from Structured Operations Certificates issued is R$ 4,261,196 (R$ 2,371,960 of September 30,2014) according to BACEN Circular Letter No. 3,623.

ITAÚ UNIBANCO HOLDING’s portfolio is composed of Brazil Risk Note Programme with maturities of 31 days to 180 days (R$ 18,667at 09/30/2014), of 181 to 365 days R$ 559,948 and over 365 days in the amount of R$ 4,170,475 (R$ 500,000 at 09/30/2014), totaling R$ 4,730,423 (R$ 518,667 at 09/30/2014).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	133

e) Borrowings and onlending

	09/30/2015						09/30/2014
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Borrowings	4,312,201	18,328,482	20,768,384	20,835,284	64,244,351	61.4	37,543,163	46.0
Domestic	1,004,428	78,929	83,080	57,178	1,223,615	1.2	843,831	1.0
Foreign (*)	3,307,773	18,249,553	20,685,304	20,778,106	63,020,736	60.2	36,699,332	45.0
Onlending	1,822,821	5,530,728	7,433,628	25,548,885	40,336,062	38.6	44,116,165	54.0
Domestic – official institutions	1,822,807	5,530,728	7,433,623	25,546,502	40,333,660	38.6	44,113,686	54.0
BNDES	315,500	2,750,093	3,496,884	9,044,672	15,607,149	14.9	16,891,641	20.7
FINAME	1,503,776	2,692,109	3,834,996	15,976,267	24,007,148	23.0	26,673,608	32.7
Other	3,531	88,526	101,743	525,563	719,363	0.7	548,437	0.7
Foreign	14	-	5	2,383	2,402	0.0	2,479	0.0
Total	6,135,022	23,859,210	28,202,012	46,384,169	104,580,413		81,659,328
% per maturity term	5.9	22.8	27.0	44.3
Total – 09/30/2014	4,284,261	15,863,740	20,521,793	40,989,534	81,659,328
% per maturity term	5.2	19.4	25.2	50.2

(*) Foreign borrowings are basically represented by foreign exchange transactions related to export pre-financing and import financing.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	134

f) Subordinated debt

	09/30/2015						09/30/2014
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
CDB	-	5,414,828	-	1,968,324	7,383,152	11.2	9,178,420	16.6
Financial treasury bills	295,389	407,083	2,200,356	23,761,756	26,664,584	40.5	25,593,574	46.2
Euronotes	113,581	327,672	-	30,961,882	31,403,135	47.6	19,372,258	34.9
Bonds	12,451	5,388	17,317	513,434	548,590	0.8	385,506	0.7
(-) Transaction costs incurred (Note 4b)	-	-	-	(89,287)	(89,287)	(0.1)	(58,115)	(0.1)
Total Other Liabilities	421,421	6,154,971	2,217,673	57,116,109	65,910,174		54,471,643
Redeemable preferred shares	-	-	-	-	-	-	963,462	1.7
Grand total (*)	421,421	6,154,971	2,217,673	57,116,109	65,910,174		55,435,105
% per maturity term	0.6	9.3	3.4	86.7
Total – 09/30/2014	2,244,576	555,533	1,775,239	50,859,757	55,435,105
% per maturity term	4.0	1.0	3.3	91.7

(*) According to current legislation, the accounting balance of subordinated debt as of September 2015 was used for the calculation of referential equity as of December, 2012, considering instruments approved after the closing date to compose Tier II, totaling R$ 53,920,747.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	135

Description
Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account balance
Subordinated CDB - BRL
	50,000	2010	2015	113% of CDI	93,166
	465,835	2006	2016	100% of CDI + 0.7% (*)	1,192,999
	2,719,268	2010	2016	110% to 114% of CDI	5,064,384
	122,500			IPCA + 7.21% to 7.33%	257,278
	366,830	2010	2017	IPCA + 7.21% to 7.33%	775,325

				Total	7,383,152

Subordinated financial bills - BRL	365,000	2010	2016	100% of CDI + 1.35% a 1.36%	371,067
	1,874,000			112% to 112.5% of CDI	1,905,083
	30,000			IPCA + 7%	56,893
	206,000	2010	2017	IPCA + 6.95% to 7.2%	302,001
	3,223,500	2011	2017	108% to 112% of CDI	3,433,053
	352,400			IPCA + 6.15% to 7.8%	555,223
	138,000			IGPM + 6.55% to 7.6%	227,224
	3,650,000			100% of CDI + 1.29% to 1.52%	3,803,044
	500,000	2012	2017	100% of CDI + 1.12%	524,329
	42,000	2011	2018	IGPM + 7%	56,918
	30,000			IPCA + 7.53% to 7.7%	42,645
	460,645	2012	2018	IPCA + 4.4% to 6.58%	663,359
	3,782,100			100% of CDI + 1.01% to 1.32%	3,960,154
	6,373,127			108% to 113% of CDI	7,050,830
	112,000			9.95% to 11.95%	154,060
	2,000	2011	2019	109% to 109.7% of CDI	2,999
	12,000	2012	2019	11.96%	18,062
	100,500			IPCA + 4,7% a 6,3%	142,418
	1,000			110% of CDI	1,472
	20,000	2012	2020	IPCA + 6% to 6.17%	31,368
	1,000			111% of CDI	1,477
	6,000	2011	2021	109.25% to 110.5% of CDI	9,230
	2,306,500	2012	2022	IPCA + 5.15% to 5.83%	3,328,152
	20,000			IGPM + 4.63%	23,522
				Total	26,664,584

Subordinated euronotes - USD
	1,000,000	2010	2020	6.2%	4,077,713
	1,000,000	2010	2021	5.75%	3,996,738
	750,000	2011	2021	5,75% a 6,2%	3,084,293
	550,000	2012	2021	6.2%	2,185,095
	2,625,000	2012	2022	5,5% a 5,65%	10,394,731
	1,870,000	2012	2023	5.13%	7,575,278
				Total	31,313,848

Subordinated bonds - CLP	41,528,200	2008	2033	3.5% to 4.5%	257,081
	47,831,440	2014	2034	3.8%	291,509
				Total	548,590

Total					65,910,174

(*) Subordinated CDBs may be redeemed as from November 2011.

ITAÚ UNIBANCO HOLDING’s portfolio is composed of Subordinated Euronotes with maturity of up to 30 days in the amount of R$ 113,580 (R$ 69,649 at 09/30/2014), with maturities of 31 to 180 days in the amount of R$ 327,672 (R$ 202,643 09/30/2014) and over 365 days in the amount of R$ 30,872,596 (R$ 19,041,851 at 09/30/2014), totaling R$ 31,313,848 (R$ 19,314,143 at 09/30/2014).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	136

Note 11 - Insurance, pension plan and capitalization operations

a)	Composition of the technical provisions

	Insurance		Pension plan		Capitalization		Total
	09/30/2015	09/30/2014	09/30/2015	09/30/2014	09/30/2015	09/30/2014	09/30/2015	09/30/2014
Unearned premiums	3,372,795	5,702,740	14,124	11,315	-	-	3,386,919	5,714,055
Mathematical provision of benefits to be granted and benefits granted	22,235	18,997	116,475,084	97,925,202	-	-	116,497,319	97,944,199
Redemptions and Other Unsettled Amounts	22,163	20,334	209,317	162,666	-	-	231,480	183,000
Financial surplus	1,309	1,385	539,827	522,511	-	-	541,136	523,896
Unsettled claims	721,842	3,252,892	15,781	15,677	-	-	737,623	3,268,569
Claims / events incurred but not reported (IBNR)	475,651	912,548	19,590	13,017	-	-	495,241	925,565
Administrative and Related Expenses	40,083	174,956	77,252	49,795	12,955	23,420	130,290	248,171
Mathematics for Capitalization and Redemptions	-	-	-	-	2,995,011	2,955,009	2,995,011	2,955,009
Raffles Payable and To Be Held	-	-	-	-	24,574	24,724	24,574	24,724
Complementary Raffles	-	-	-	-	2,720	4,504	2,720	4,504
Other provisions(1)	530,390	376,184	562,798	804,324	297	605	1,093,485	1,181,113
Total (2)	5,186,468	10,460,036	117,913,773	99,504,507	3,035,557	3,008,262	126,135,798	112,972,805

(1) It considers mostly the Supplemental Coverage Provision, regulated by SUSEP Circular No. 517, of July 30, 2015.

(2) This table covers the amendments established by Susep Circular No. 517, of July 30, 2015, also for comparison purposes.

The total of Technical Provisions represents the amount of obligations after the Liability Adequacy Test is carried out.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	137

b)	Assets guaranteeing technical provisions - SUSEP

	Insurance		Pension plan		Capitalization		Total
	09/30/2015	09/30/2014	09/30/2015	09/30/2014	09/30/2015	09/30/2014	09/30/2015	09/30/2014
Interbank investments – money market	1,104,272	1,551,654	1,071,041	774,313	1,154,068	875,712	3,329,381	3,201,679
Securities and derivative financial instruments	5,852,324	3,743,078	114,133,025	99,290,111	2,047,318	2,304,724	122,032,667	105,337,913
PGBL / VGBL fund quotas (1)	-	-	111,011,735	92,882,121	-	-	111,011,735	92,882,121
Government securities - domestic	-	-	77,823,857	61,181,842	-	-	77,823,857	61,181,842
National treasury bills	-	-	26,239,184	31,546,684	-	-	26,239,184	31,546,684
National treasury notes	-	-	23,176,685	14,286,834	-	-	23,176,685	14,286,834
Financial treasury bills	-	-	28,407,988	15,348,324	-	-	28,407,988	15,348,324
Corporate securities	-	-	32,584,539	31,201,339	-	-	32,584,539	31,201,339
Bank deposit certificates	-	-	2,430,792	3,932,941	-	-	2,430,792	3,932,941
Debentures	-	-	3,282,048	3,333,601	-	-	3,282,048	3,333,601
Shares	-	-	430,309	695,059	-	-	430,309	695,059
Credit note	-	-	-	257,796	-	-	-	257,796
Financial treasury bills	-	-	26,376,926	22,937,277	-	-	26,376,926	22,937,277
Securitized real estate loans	-	-	-	196	-	-	-	196
Others	-	-	64,464	44,469	-	-	64,464	44,469
PGBL / VGBL fund quotas	-	-	402,292	258,044	-	-	402,292	258,044
Derivative financial instruments	-	-	306,140	71,044	-	-	306,140	71,044
Loans for shares	-	-	326,472	330,624	-	-	326,472	330,624
Accounts receivable / (payable)	-	-	(431,565)	(160,772)	-	-	(431,565)	(160,772)
Other assets	5,852,324	3,743,078	3,121,290	6,407,990	2,047,318	2,304,724	11,020,932	12,455,792
Government	4,264,477	1,643,878	1,444,182	4,293,529	239,021	93,542	5,947,680	6,030,949
Private	1,587,847	2,099,200	1,677,108	2,114,461	1,808,297	2,211,182	5,073,252	6,424,843
Receivables from insurance and reinsurance operations (2)	1,709,732	5,811,562	-	-	-	-	1,709,732	5,811,562
Credit rights	787,778	1,343,710	-	-	-	-	787,778	1,343,710
Commercial – extended guarantee	871,727	1,478,872	-	-	-	-	871,727	1,478,872
Reinsurance	50,227	2,988,980	-	-	-	-	50,227	2,988,980
Total	8,666,328	11,106,294	115,204,066	100,064,424	3,201,386	3,180,436	127,071,780	114,351,154

(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a contra-entry to lliabilities in Pension plan technical provisions account.

(2) Recorded under Other receivables and Other assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	138

c)	Financial and operating income

	Insurance						Pension plan						Capitalization		Total
	01/01 to 09/30/2015			01/01 to 09/30/2014			01/01 to 09/30/2015			01/01 to 09/30/2014			01/01 to	01/01 to	01/01 to	01/01 to
	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	09/30/2015	09/30/2014	09/30/2015	09/30/2014
Financial income from insurance, pension plan and capitalization operations	261,995	-	261,995	332,358	-	332,358	233,734	-	233,734	227,181	-	227,181	156,225	99,143	651,954	658,682
Financial income	298,479	-	298,479	548,326	-	548,326	8,691,729	-	8,691,729	6,546,975	-	6,546,975	310,319	225,905	9,300,527	7,321,206
Financial expenses	(36,484)	-	(36,484)	(215,968)	-	(215,968)	(8,457,995)	-	(8,457,995)	(6,319,794)	-	(6,319,794)	(154,094)	(126,762)	(8,648,573)	(6,662,524)
Operating income from insurance, pension plan and capitalization operations	2,359,644	(29,605)	2,330,039	2,897,686	(664,904)	2,232,782	216,467	(1,293)	215,174	172,657	373	173,030	437,376	437,793	2,982,589	2,843,605
Premiums and contributions	3,769,489	(50,784)	3,718,705	5,957,898	(966,904)	4,990,994	12,645,739	(4,676)	12,641,063	11,311,019	(3,630)	11,307,389	1,958,544	1,750,527	18,318,312	18,048,910
Changes in technical provisions	639,949	5,116	645,065	(390,342)	12,191	(378,151)	(12,406,012)	-	(12,406,012)	(11,114,262)	-	(11,114,262)	570	7,012	(11,760,377)	(11,485,401)
Expenses for claims, benefits, redemptions and raffles	(1,201,160)	10,525	(1,190,635)	(1,767,402)	241,860	(1,525,542)	(17,890)	1,750	(16,140)	(19,520)	339	(19,181)	(1,527,092)	(1,345,215)	(2,733,867)	(2,889,938)
Selling expenses	(802,537)	5,538	(796,999)	(864,189)	47,949	(816,240)	(3,543)	-	(3,543)	(2,873)	-	(2,873)	(1,347)	-	(801,889)	(819,113)
Other operating revenues and expenses	(46,097)	-	(46,097)	(38,279)	-	(38,279)	(1,827)	1,633	(194)	(1,707)	3,664	1,957	6,701	25,469	(39,590)	(10,853)
Total result from insurance, pension plan and capitalization operations	2,621,639	(29,605)	2,592,034	3,230,044	(664,904)	2,565,140	450,201	(1,293)	448,908	399,838	373	400,211	593,601	536,936	3,634,543	3,502,287

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	139

Note 12 – Contingent assets and liabilities and legal liabilities – tax and social security

In the ordinary course of its businesses, ITAÚ UNIBANCO HOLDING CONSOLIDATED is involved in contingencies that may be classified as follows:

a) Contingent Assets: there are no contingent assets recorded.

b) Provisions and contingencies: The criteria to quantify contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks.

-	Civil lawsuits:

Collective lawsuits (related to claims of a similar nature and with individual amounts not considered significant): contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the type of lawsuit and the characteristics of the court (Small Claims Court or Regular Court).

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): calculation is carried out on a periodical basis, as from the calculation of the claimed amount which, in turn, is estimated based on de jure or de facto characteristics related to that lawsuit. The amounts considered as probable losses are recorded as provisions.

Contingencies usually arise from revision of contracts and compensation for property damage and pain and suffering; most of these lawsuits are filed in the Small Claims Court and are therefore limited to 40 minimum monthly wages. ITAÚ UNIBANCO HOLDING is also party to specific lawsuits over the charging of understated inflation adjustment to savings accounts in connection with economic plans.

From 1986 to 1994, the Brazilian federal government implemented several consecutive monetary stabilization plans (MSP) to combat hyperinflation. In order to implement these plans, the Brazilian federal government enacted several laws based on its power to regulate the monetary and financial systems, as granted by the Brazilian federal constitution.

Savings account holders at the time these MSPs were implemented challenged the constitutionality of the laws in connection with such plans, claiming, from the banks in which they held savings accounts, additional interest amounts based on the inflation rates applied to the deposit accounts according to the MSPs.

We are defendants in numerous standardized lawsuits filed by individuals in respect of the MSP, and we record provisions for such claims upon service of process for a claim. In addition, we are defendants in class actions, similar to the lawsuits by individuals, filed by either (i) consumer protection associations or (ii) the Public Prosecution Office on behalf of savings account holders. Holders of savings accounts may claim any amount due based on such a decision. We record provisions when individual plaintiffs apply to enforce such decisions, using the same criteria adopted to determine provisions for individual lawsuits.

The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but has not issued a final ruling with respect to the constitutionality of the MSPs as applicable to savings accounts. In relation to a similar dispute with respect to the constitutionality of the MSPs as applicable to time deposits and other private agreements, the STF has decided that the bills were constitutional. As a response to this discrepancy, the National Confederation of the Financial System (CONSIF) an association of Brazilian financial institutions, filed a special proceeding with the STF (Action against the violation of a constitutional fundamental right - “ADPF” No. 165), in which the Central Bank filed an amicus brief, arguing that savings account holders did not incur actual damages and that the MSPs as applicable to savings accounts were in accordance with the federal constitution. Accordingly, the STF suspended the ruling of all appeals involving this matter until it pronounces a final decision. In addition, the Superior Court of Justice (STJ), responsible for decisions about federal legislation, should come forward with a position on several aspects that will directly determine the amount due, should the STF sentence be contrary to the constitutionality of MSPs.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	140

The most important rulings will address the following issues: (i) the accrual of compensatory interest on the amount due to the plaintiff, in filings that carry no specific claim to such interest; (ii) the initial date of default interest, in regard to class actions; and (iii) the possibility of compensating the negative difference arising in the month of the MSP implementation, between the interests actually paid on saving accounts and the inflation rate of the same period, with the positive difference arising in the months subsequent to the MSP implementation, between the interests actually paid on saving accounts and the inflation rate of the same period. The STJ also ruled that the term for filing class actions expired 5 years from the date of the MSP implementation. As a consequence, a number of class actions were dismissed by the Judiciary as a result of such ruling.

No amount is recorded as provision in relation to Civil lawsuits which likelihood of loss is considered possible, which total estimated risk is R$ 2,394,446 (R$ 1,826,261 at September 30, 2014) and the main nature of which refers to claims form compensation or collections, the individual amounts of which are not significant.

-	Labor claims

Collective lawsuits (related to claims considered similar and which each individual amount is not considered significant): The expected amount of loss is determined and accrued monthly according to the statistical share pricing model and is reassessed taking into account court rulings. These are adjusted to the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the “de facto” and “de jure” characteristics related to such lawsuit. The amounts of losses which likelihood of loss is considered probable are accrued.

Contingencies are related to lawsuits in which alleged labor rights based on labor legislation specific to the related profession, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other, are discussed.

No amount is recorded as provision in relation to labor claims which likelihood of loss is considered possible, and which total estimated risk is R$ 765,096 (R$ 360,041 at 09/30/2014).

-	Other Risks

These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	141

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposits balances:

	01/01 to 09/30/2015				01/01 to 09/30/2014
	Civil	Labor	Other	Total	Total
Opening balance	4,643,356	5,597,552	158,831	10,399,739	9,888,019
(-) Contingencies guaranteed by indemnity clauses (Note 4n I)	(132,284)	(1,028,517)	-	(1,160,801)	(945,077)
Subtotal	4,511,072	4,569,035	158,831	9,238,938	8,942,942
Monetary restatement/charges	249,510	416,980	-	666,490	338,230
Changes in the period reflected in results (Notes 13f and 13i)	1,299,447	1,057,154	17,241	2,373,842	2,087,176
Increase (*)	2,029,182	1,184,154	18,705	3,232,041	2,742,981
Reversal	(729,735)	(127,000)	(1,464)	(858,199)	(655,805)
Payment	(1,131,392)	(1,290,375)	-	(2,421,767)	(2,113,279)
Subtotal	4,928,637	4,752,794	176,072	9,857,503	9,255,069
(+) Contingencies guaranteed by indemnity clauses (Note 4n I)	232,218	1,216,807	-	1,449,025	903,063
Closing balance (Note 13c)	5,160,855	5,969,601	176,072	11,306,528	10,158,132
Closing balance at 09/30/2014 (Note 13c)	4,624,168	5,295,694	238,270	10,158,132
Escrow deposits at 09/30/2015 (Note 13a)	1,968,831	2,291,208	-	4,260,039
Escrow deposits at 09/30/2014 (Note 13a)	2,055,029	2,402,848	-	4,457,877

(*) Civil provisions include the provision for economic plans amounting to R$ 181,368 (R$ 146,273 from January 1 to September 30, 2014) (Note 22k).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	142

-	Tax and social security lawsuits

Contingencies are equivalent to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges. The amount is accrued when it involves legal obligation, regardless of the likelihood of loss, that is, a favorable outcome to the institution is dependent upon the recognition of the unconstitutionality of the applicable law in force. In other cases, the Bank recognizes a provision whenever the likelihood of loss is probable.

The table below shows the changes in the provisions and respective escrow deposits for Tax and Social Security lawsuits balances:

	01/01 to 09/30/2015			01/01 to 09/30/2014
Provisions	Legal obligation	Contingencies	Total	Total
Opening balance	3,703,721	2,923,211	6,626,932	8,973,897
Reclassification of Contingent Liabilities (*)	314,641	(314,641)	-	-
(-) Contingencies guaranteed by indemnity clauses (Note 4n II)	-	(60,646)	(60,646)	(57,028)
Subtotal	4,018,362	2,547,924	6,566,286	8,916,869
Monetary restatement / charges	197,830	296,529	494,359	407,953
Changes in the period reflected in results	32,859	321,733	354,592	559,706
Increase	32,859	828,947	861,806	913,068
Reversal	-	(507,214)	(507,214)	(353,362)
Payment	(91,361)	(40,540)	(131,901)	(3,638,488)
Subtotal	4,157,690	3,125,646	7,283,336	6,246,040
(+) Contingencies guaranteed by indemnity clauses (Note 4n II)	-	63,510	63,510	59,792
Closing balance (Notes 13c and 14c)	4,157,690	3,189,156	7,346,846	6,305,832
Closing balance at 09/30/2014 (Notes 13c and 14c)	3,646,532	2,659,300	6,305,832

(*) At June 30, 2015, lawsuits from Contingent Liabilities were reclassified to Legal Liabilities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	143

	01/01 to 09/30/2015			01/01 to 09/30/2014
Escrow deposits	Legal obligation	Contingencies	Total	Total
Opening balance	4,324,134	412,301	4,736,435	5,658,098
Reclassification of Deposits (*)	342,742	(342,742)	-	-
Appropriation of income	145,474	46,783	192,257	310,212
Changes in the period	(143,730)	305,671	161,941	(1,294,708)
Deposited	16,720	306,098	322,818	215,545
Withdrawals	(68,059)	(427)	(68,486)	(31,894)
Reversals to income	(92,391)	-	(92,391)	(1,478,359)
Closing balance	4,668,620	422,013	5,090,633	4,673,602
Relocated to assets pledged in guarantee of contingencies (Note 12d)	-	(117)	(117)	-
Closing balance after relocated (Note 13a)	4,668,620	421,896	5,090,516	4,673,602
Closing balance at 09/30/2014 (Note 13a)	4,267,532	406,070	4,673,602

(*) At June 30, 2015, lawsuits from Contingent Liabilities were reclassified to Legal Liabilities. Accordingly, the same treatment was applied to guarantees.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	144

Main discussions related to the provisions recognized for Tax and Social Securities Lawsuits are described as follows:

•	CSLL – Isonomy – R$ 1,073,638: as the law increased the CSLL rate for financial and insurance companies to 15%, we discuss the lack of constitutional support for this measure and, due to the principle of isonomy, we defend the levy at the regular rate of 9%. The corresponding escrow deposit balance totals R$ 1,056,919;

•	INSS – Prevention Accident Factor (FAP) – R$ 834,013: it challenges the legality of FAP and inconsistent procedures applied by the INSS upon its calculation. The corresponding escrow deposit balance totals R$ 101,173;

•	PIS and COFINS – Calculation basis – R$ 604,205: we defend the levy of contributions on revenue, understood as the revenue from sales of assets and services. The corresponding escrow deposit balance totals R$ 528,438;

•	IRPJ and CSLL – Taxation of profits earned abroad – R$ 548,541: we discuss the calculation basis for levy of these taxes on profits earned abroad and the non-applicability of Regulatory Instruction SRF No. 213-02 in which it exceeds the suitability of the legal text. The corresponding escrow deposit balance totals R$ 512,735.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	145

Off-balance sheet contingencies - The amounts involved in the main tax and social security lawsuits with likelihood of loss possible, which total an estimated risk of R$ 14,863,039, are described below:

•	INSS – Non-compensatory amounts – R$ 4,134,423: we defend the non-taxation of these amounts, mainly profit sharing, stock option, transportation vouchers and sole bonus;

•	IRPJ and CSLL – Goodwill – Deduction – R$ 2,785,718: deductibility of goodwill on acquisition of investments with future expected profitability, and R$ 598,319 of this amount is guaranteed in company purchase agreements;

•	IRPJ, CSLL, PIS and COFINS – Request for offset dismissed – R$ 1,358,673: cases in which the liquidity and the offset credit certainty are discussed;

•	IRPJ and CSLL – Interest on capital – R$ 1,274,468: we defend the deductibility of interest on capital declared to stockholders based on the Brazilian long-term interest rate (TJLP) on the stockholders’ equity for the year and for prior years;

•	ISS – Banking Institutions – R$ 812,725: these are banking operations, of which revenue may not be interpreted as price per service rendered and/or arises from activities not listed under Supplementary Law No. 116/03 or Law No. 406/68.

c)	Receivables - reimbursement of contingencies

The receivables balance arising from reimbursements of contingencies totals R$ 1,124,205 (R$ 707,911 at 09/30/2014) (Note 13a), basically represented by the guarantee in the Banco Banerj S.A. privatization process occurred in 1997, in which the State of Rio de Janeiro created a fund to guarantee the equity recomposition of civil, labor and tax contingencies.

d)	Assets pledged as contingencies

Assets pledged in guarantee for contingencies are related to liability contingencies and restricted or deposited as presented below:

	09/30/2015	09/30/2014
Securities (basically financial treasury bills – Note 7b)	807,768	725,720
Deposits in guarantee (Note 13a)	4,359,188	4,146,284

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	146

Escrow deposits are generally required to be made with the court in connection with lawsuits in Brazil and they are held by the court until a decision is made by the relevant court. In case of a decision against ITAÚ UNIBANCO HOLDING CONSOLIDATED, the deposited amount is released from escrow and transferred to the counterparty in the lawsuit. In case of a decision in favor of ITAÚ UNIBANCO HOLDING CONSOLIDATED, the deposited amount is released at the full deposited and updates amount.

In general, provisions related to lawsuits of ITAÚ UNIBANCO HOLDING CONSOLIDATED are long term, considering the time required for the termination of these lawsuits in the Brazilian judicial system, reason why estimate for specific year in which these lawsuits will be terminated have not been disclosed.

According to the opinion of its legal advisors, ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries are not involved in any other administrative or judicial proceedings that may significantly impact the results of their operations. The combined evaluation of all existing provisions for all contingent liabilities and legal obligations, which are recognized based on statistical models for claims involving small amounts and on individual evaluation by internal and external legal advisors of other cases, showed that the accrued amounts are sufficient, as provided for by CMN Resolution No. 3,823, of December 16, 2009, and BACEN Circular Letter No. 3,429, of February 11, 2010.

e)	Program for Cash or Installment Payment of Taxes

ITAÚ UNIBANCO HOLDING and its subsidiaries adhered to the Program for Cash or Installment Payment of Taxes, substantially related to the Federal area, established by Law No. 13,097, of January 19, 2015 and Law No. 13,043/2014. The program included debits managed by the Federal Reserve Service of Brazil and was established in accordance with the main article as follows:

•	Refis of Capital Gain Earned in the Merger of Shares from Nova Bolsa - Law 13,097/15 article 145 – Arising from capital gain earned until December 31, 2008 due to the sale of shares resulting from the conversion of equity securities from nonprofit associations.

The net effect of the program in the result was R$ 27,309, and it is reflected in Other Operating Income, Income Tax and Social Contribution.

f)	Program for Cash Settlement or Installment Payment of Municipal Taxes

ITAÚ UNIBANCO HOLDING and its subsidiaries adhered to the Program for Cash or Installment Payment of Taxes, substantially related to the municipal area, established by Law No. 16,097 of December 29, 2014. This program included debits managed by the Finance and Economic Development Secretariat of the Municipality of São Paulo and was established in accordance with the main article as follows:

•	Installment Payment Incentive Program (PPI) (Article 1) - it introduces the program intended to regularize the debts referred to in this act, arising from tax and non-tax credits, whether assessed or not, including those registered as overdue tax debts, whether filed or to be filed, in view of any taxable events occurred up to December 31, 2013.

The net effect of this program in income was R$ 13,362, and it is reflected in Other Operating Income, Income Tax and Social Contribution.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	147

Note 13 - Breakdown of accounts

a)	Other sundry receivables

	09/30/2015	09/30/2014
Deferred tax assets (Note 14b I)	59,457,395	39,021,517
Social contribution for offset (Note 14b I)	645,254	645,272
Taxes and contributions for offset	5,142,299	3,946,355
Escrow deposits for legal liabilities and tax and social security contingencies (Notes 12b and 12d)	9,449,704	8,819,886
Escrow deposits for legal liabilities – civil and labor (Note 12b)	4,260,039	4,457,877
Escrow deposits for foreign fund raising program	1,091,394	473,038
Receivables from reimbursement of contingent liabilities (Note 12c)	1,124,205	707,911
Receivables from reimbursement of contingent liabilities	2,270,922	1,478,533
(Allowance for loan losses)	(1,146,716)	(770,622)
Rights receivable from financial assets sold or transferred	-	5,382,993
Sundry domestic debtors	1,081,367	1,710,167
Premiums from loan operations	1,895,113	2,101,713
Sundry foreign debtors	2,467,160	1,947,050
Retirement plan assets (Note 19)	2,329,092	2,435,102
Recoverable payments	140,013	36,398
Salary advances	234,362	220,765
Amounts receivable from related companies	42,110	41,536
Operations without credit granting characteristics	1,914,571	258,965
Securities and credits receivable	2,227,115	731,728
(Allowance for loan losses)	(312,544)	(472,763)
Other	458,010	954,841
Total	91,732,088	73,161,386

In ITAÚ UNIBANCO HOLDING, Other Sundry Receivables is mainly composed of Taxes and Contributions for Offset of R$ 916,221 (R$ 466,654 at 09/30/2014) and Deferred Tax Assets of R$ 449,257 (R$ 75,925 at 09/30/2014) (Note 14b I).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	148

b)	Prepaid expenses

	09/30/2015	09/30/2014
Commissions (*)	2,155,343	3,137,032
Related to vehicle financing	162,968	327,716
Related to insurance and pension plan	803,395	1,514,049
Restricted to commissions / partnership agreements	111,373	195,788
Related to Payroll Loans	923,463	939,404
Other	154,144	160,075
Advertising	235,966	204,767
Other	586,482	619,868
Total	2,977,791	3,961,667

(*) In the third quarter of 2015, the impact on income from commissions from local correspondents, as described in Note 4g, was R$ 132,889.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	149

c)	Other sundry liabilities

	09/30/2015	09/30/2014
Provisions for contingent liabilities (Note 12b)	14,495,684	12,817,432
Provisions for sundry payments	2,109,884	2,255,175
Personnel provision	2,134,270	1,992,410
Sundry creditors - local	1,759,222	1,547,671
Sundry creditors - foreign	2,775,136	2,410,741
Liabilities for official agreements and rendering of payment services	835,439	813,921
Related to insurance operations	200,654	1,397,594
Liabilities for purchase of assets and rights	661	4,383
Creditors of funds to be released	1,315,104	1,409,063
Funds from consortia participants	39,730	31,739
Provision for Retirement Plan Benefits (Note 19)	531,201	779,988
Provision for health insurance (1)	705,669	675,294
Expenses for lease interests (2)	-	293,140
Liabilities from transactions related to credit assignments (Note 8f)	5,589,580	3,905,896
Liabilities from sales operations or transfer of financial assets	37,789	3,325,764
Other	974,874	683,060
Total	33,504,897	34,343,271

(1) Provision set up to cover possible future deficits up to the total discontinuance of the portfolio, arising from the difference of adjustments to monthly installments, authorized annually by the regulatory body, and the actual variation of hospital costs that affect the compensation of claims (Note 13i).

(2) Change in the Accounting Treatment of Financial Lease (Notes 4i and 22k).

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d)	Banking service fees

	01/01 to 09/30/2015	01/01 to 09/30/2014
Asset management	3,050,317	2,825,760
Funds management fees	2,544,670	2,371,260
Consortia management fee Consortia management fee	505,647	454,500
Current account services	588,624	571,908
Credit cards	7,160,255	6,534,655
Relationship with stores	7,119,951	6,463,853
Credit card processing	40,304	70,802
Sureties and credits granted	1,676,117	1,442,061
Loan operations	730,596	618,201
Guarantees provided	945,521	823,860
Receipt services	1,133,782	1,159,972
Collection fees	925,181	960,454
Collection services	208,601	199,518
Other	1,766,890	1,479,116
Custody services and management of portfolio	217,337	207,850
Economic and financial advisory	472,358	428,399
Foreign exchange services	64,762	62,294
Other services	1,012,433	780,573
Total	15,375,985	14,013,472

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	151

e)	Income from bank charges

	01/01 to 09/30/2015	01/01 to 09/30/2014
Loan operations / registration	747,455	822,750
Credit cards – annual fees and other services	2,416,794	2,136,868
Deposit account	87,902	86,646
Transfer of funds	145,026	135,270
Income from securities brokerage	281,034	293,746
Service package fees	3,559,218	2,889,589
Total	7,237,429	6,364,869

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	152

f)	Personnel expenses

	01/01 to 09/30/2015	01/01 to 09/30/2014
Compensation	(6,051,899)	(5,233,430)
Charges	(1,913,308)	(1,729,741)
Welfare benefits (Note 19)	(1,972,289)	(1,548,705)
Training	(139,702)	(127,210)
Labor claims and termination of employees (Note 12b)	(1,300,997)	(1,237,961)
Stock Option Plan	(178,357)	(145,286)
Total	(11,556,552)	(10,022,333)
Employees’ profit sharing	(2,320,851)	(2,218,336)
Total including employees’ profit sharing	(13,877,403)	(12,240,669)

g)	Other administrative expenses

	01/01 to 09/30/2015	01/01 to 09/30/2014
Data processing and telecommunications	(2,950,252)	(2,896,008)
Depreciation and amortization	(1,499,321)	(1,538,808)
Installations	(2,009,254)	(1,828,171)
Third-party services	(2,885,284)	(2,957,080)
Financial system services	(430,597)	(397,879)
Advertising, promotions and publication	(745,497)	(707,936)
Transportation	(299,500)	(319,235)
Materials	(304,826)	(252,710)
Security	(506,780)	(466,502)
Travel expenses	(158,715)	(144,187)
Other	(607,862)	(449,147)
Total	(12,397,888)	(11,957,663)

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	153

h)	Other operating revenue

	01/01 to 09/30/2015	01/01 to 09/30/2014
Reversal of operating provisions	147,928	9,504
Recovery of charges and expenses	47,214	38,568
Program for Settlement or Installment Payment of Federal (Note 12e)	122,067	187,155
Other	339,991	193,735
Total	657,200	428,962

i)	Other operating expenses

	01/01 to 09/30/2015	01/01 to 09/30/2014
Provision for contingencies (Note 12b)	(1,925,840)	(1,331,195)
Civil lawsuits	(1,299,447)	(1,099,611)
Tax and social security contributions	(609,152)	(216,549)
Other	(17,241)	(15,035)
Selling - credit cards	(2,275,829)	(1,729,965)
Claims	(218,770)	(257,360)
Provision for health insurance (Note 13c)	(21,078)	(20,365)
Refund of interbank costs	(207,152)	(180,714)
Other	(1,203,225)	(1,032,965)
Total	(5,851,894)	(4,552,564)

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	154

Note 14 - Taxes

a)	Composition of expenses for taxes and contributions

I -  Statement of calculation with income tax and social contribution:

Due on operations for the period	01/01 to 09/30/2015	01/01 to 09/30/2014
Income before income tax and social contribution	5,686,056	20,893,467
Charges (income tax and social contribution) at the rates in effect (Note 4o)	(2,306,264)	(8,357,387)
Increase/decrease to income tax and social contribution charges arising from:
Investments in affiliates and jointly controlled entities	150,304	70,826
Foreign exchange variation on investments abroad	8,499,092	487,366
Interest on capital	1,814,605	1,313,583
Corporate reorganizations (Note 2c)	473,587	478,989
Dividends and interest on external debt bonds	183,917	220,663
Other nondeductible expenses net of non taxable income (*)	(16,655,217)	(957,122)
Income tax and social contribution expenses	(7,839,976)	(6,743,082)
Related to temporary differences
Increase (reversal) for the period	15,553,798	1,943,413
Increase (reversal) of prior periods	704,993	(963,768)
Increase in the social contribution tax rate (Note 14b IV)	3,988,253	-
(Expenses)/Income from deferred taxes	20,247,044	979,645
Total income tax and social contribution expenses	12,407,068	(5,763,437)

(*) Includes temporary (additions) and exclusions.

II - Composition of tax expenses:

	01/01 to 09/30/2015	01/01 to 09/30/2014
PIS and COFINS	(2,387,060)	(2,873,798)
ISS	(705,195)	(646,861)
Other	(477,885)	(377,670)
Total (Note 4o)	(3,570,140)	(3,898,329)

In ITAÚ UNIBANCO HOLDING tax expenses amount to R$ 179,754 (R$ 200,783 at 09/30/2014) and are mainly composed of PIS and COFINS.

III-	Tax effects on foreign exchange management of investments abroad

In order to minimize the effects on income in connection with the foreign exchange variation on investments abroad, net of respective tax effects, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out derivative transactions in foreign currency (hedge), as mentioned in Note 22b.

Results of these transactions are considered in the calculation base of income tax and social contribution, according to their nature, while the foreign exchange variation on investments abroad is not included therein, pursuant to tax legislation in force.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	155

b)	Deferred taxes

I - The deferred tax asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	Provisions		Deferred Tax Assets
	09/30/2014	09/30/2015	12/31/2014	Realization / Reversal	Increase	09/30/2015	09/30/2014
Reflected in income and expense accounts			34,999,143	(7,158,053)	27,961,133	55,802,223	35,876,443
Related to income tax and social contribution loss carryforwards			5,364,024	(713,010)	5,057,291	9,708,305	6,930,504
Related to disbursed provisions			19,542,545	(3,303,452)	14,033,024	30,272,117	18,629,258
Allowance for loan losses			18,087,004	(2,758,906)	6,497,181	21,825,279	17,016,440
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)			195,583	(195,583)	7,384,874	7,384,874	237,419
Allowance for real estate			264,711	(91,026)	36,859	210,544	286,009
Goodwill on purchase of investments			901,179	(253,561)	-	647,618	1,011,278
Other			94,068	(4,376)	114,110	203,802	78,112
Related to non-disbursed provisions (*)	27,279,236	37,149,798	10,092,574	(3,141,591)	8,870,818	15,821,801	10,316,681
Related to the operation	22,062,269	26,164,614	7,560,470	(3,141,591)	6,459,589	10,878,468	8,229,894
Provision for contingent liabilities	10,662,598	12,116,926	4,299,579	(938,898)	1,823,663	5,184,344	4,063,534
Civil lawsuits	4,429,314	4,851,175	1,817,990	(463,232)	788,845	2,143,603	1,810,716
Labor claims	3,745,661	4,129,934	1,460,030	(245,839)	479,415	1,693,606	1,407,596
Tax and social security contributions	2,441,100	3,106,612	1,010,522	(229,827)	554,333	1,335,028	827,390
Other	46,523	29,205	11,037	-	1,070	12,107	17,832
Adjustments of operations carried out in futures settlement market	1,045,823	4,593,162	3,196	(24,965)	1,933,919	1,912,150	415,680
Legal obligation - tax and social security contributions	2,332,856	1,510,776	392,510	(150,305)	215,927	458,132	1,163,713
Provision related to health insurance operations	675,294	705,669	273,827	-	43,722	317,549	270,118
Other non-deductible provisions	7,345,698	7,238,081	2,591,358	(2,027,423)	2,442,358	3,006,293	2,316,849
Related to provisions exceeding the minimum required not disbursed – allowance for loan losses	5,216,967	10,985,184	2,532,104	-	2,411,229	4,943,333	2,086,787

Reflected in stockholders’ equity accounts			3,082,986	(531,867)	1,104,053	3,655,172	3,145,074
Corporate reorganizations (Note 2c)	7,863,667	6,001,170	2,513,984	(473,586)	-	2,040,398	2,673,647
Adjustment to market value of available-for-sale securities	1,178,572	3,588,387	569,002	(58,281)	1,104,053	1,614,774	471,427
Total	36,321,475	46,739,355	38,082,129	(7,689,920)	29,065,186	59,457,395	39,021,517
Social contribution for offset arising from Option established in article 8 of Provisional Measure No. 2,158-35 of August 24, 2001			644,891	-	363	645,254	645,272

(*) From a financial point of view, rather than recording the provision of R$ 37,149,798 (R$ 27,279,236 at 09/30/2014) and deferred tax assets of R$ 15,821,801 (R$ 10,316,681 at 09/30/2014), only the net provisions of the corresponding tax effects should be considered, which would reduce the total deferred tax assets from R$ 59,457,395 (R$ 39,021,517 at 09/30/2014) to R$ 43,635,594 (R$ 28,704,836 at 09/30/2014).

At ITAÚ UNIBANCO HOLDING, the deferred tax assets totaled R$ 449,257 (R$ 75,925 at 09/30/2014) and are basically represented by legal liabilities – tax and social security of R$ 362,881 (R$ 50,067 at 09/30/2014), social contribution loss carryforwards of R$ 12,631 (R$ 21,822 at 09/30/2014), which expected realization is dependent upon the progress of the lawsuit, provision administrative of R$ 2,329 (R$ 3,933 at 09/30/2014) Adjustment to market value of securities and derivative financial instruments R$ 64,578.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	156

II -  Provision for Deferred Income Tax and Social Contribution balance and its changes are shown as follows:

	12/31/2014	Realization / Reversal	Increase	09/30/2015	09/30/2014
Reflected in income and expense accounts	4,056,830	(1,108,394)	673,739	3,622,175	5,188,739
Depreciation in excess – leasing	2,507,980	(938,640)	-	1,569,340	2,915,810
Restatement of escrow deposits and contingent liabilities	986,004	(146,933)	268,244	1,107,315	1,174,011
Provision for pension plan benefits	336,799	(15,100)	54,580	376,279	365,183
Adjustment to market value of securities and derivative financial instruments	5,621	(5,621)	85,102	85,102	23,655
Adjustments of operations carried out in future settlement market	5,907	(914)	222,422	227,415	364,037
Taxation of results abroad – capital gains	164,651	-	33,582	198,233	142,312
Other	49,868	(1,186)	9,809	58,491	203,731
Reflected in stockholders’ equity accounts	937,308	(52,278)	995,665	1,880,695	559,829
Adjustment to market value of available-for-sale securities	122,170	(42,094)	-	80,076	64,209
Cash flow hedge	373,592	-	995,665	1,369,257	158,610
Provision for pension plan benefits (*)	441,546	(10,184)	-	431,362	337,010
Total	4,994,138	(1,160,672)	1,669,404	5,502,870	5,748,568

(*) Reflected in stockholders' equity, pursuant to CVM Resolution nº 695/12 (Note 19).

At ITAÚ UNIBANCO HOLDING, the provision for deferred income tax and social contribution totals R$ 4,926 (R$ 3,788 at 09/30/2014), mainly represented by restatement of escrow deposits and contingent liabilities.

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III -	The estimate of realization and present value of deferred tax assets and social contribution for offset, arising from Provisional Measure No. 2,158-35 of August 24, 2001 and from the Provision for Deferred Income Tax and Social Contribution existing at September 30, 2015, in accordance with the expected generation of future taxable income, based on the history of profitability and technical feasibility studies, are:

	Deferred tax assets								Provision for deferred
	Temporary differences	%	Tax loss/social contribution loss carryforwards	%	Total	%	Social contribution for offset	%	income tax and social contribution	%	Net deferred taxes	%
2015	7,689,262	15%	364,275	4%	8,053,537	14%	-	0%	(771,234)	14%	7,282,303	13%
2016	11,184,910	22%	315,772	3%	11,500,682	19%	61,257	9%	(938,022)	17%	10,623,917	19%
2017	8,266,239	17%	260,012	3%	8,526,251	14%	6,561	1%	(1,294,549)	24%	7,238,263	13%
2018	7,840,163	16%	1,628,327	17%	9,468,490	16%	82,664	13%	(430,670)	8%	9,120,484	17%
2019	7,971,599	16%	3,391,276	35%	11,362,875	19%	494,772	77%	(431,762)	8%	11,425,885	21%
after 2019	6,796,917	14%	3,748,643	38%	10,545,560	18%	-	0%	(1,636,633)	29%	8,908,927	17%
Total	49,749,090	100%	9,708,305	100%	59,457,395	100%	645,254	100%	(5,502,870)	100%	54,599,779	100%
Present value (*)	42,868,298		9,131,879		52,000,177		552,537		(4,726,124)		47,826,590

(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the trend of the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carry forwards are not used as an indication of future net income.

IV-	Considering the temporary effects of Law 13,169/15, which increase the Social Contribution tax rate to 20% until December 31, 2018, tax credits were accounted for based on their expected realization. The effect on result was R$ 3,988,253.

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c)	Tax and social security contributions

	09/30/2015	09/30/2014
Taxes and contributions on income payable	4,057,176	4,673,951
Taxes and contributions payable	1,782,784	1,481,679
Provision for deferred income tax and social contribution (Note 14b II)	5,502,870	5,748,568
Legal liabilities – tax and social security (Note 12b)	4,157,690	3,646,532
Total	15,500,520	15,550,730

At ITAÚ UNIBANCO HOLDING, the balance of Tax and Social Security Contributions totals R$ 636,937 (R$ 361,488 at 09/30/2014) and is mainly comprised of Taxes and contributions on income payable of R$ 620,286 (R$ 356,593 at 09/30/2014).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	159

d)	Taxes paid or provided for and withheld from third parties

The amount of taxes paid or provided for is mainly from those levied on income, revenue and payroll. In relation to the amounts withheld and collected from third parties, the company takes into consideration the interest on capital and on the service provision, in addition to that levied on financial operation.

	09/30/2015	09/30/2014
Taxes paid or provided for	14,231,607	13,531,618
Taxes withheld and collected from third parties	10,253,510	8,468,256
Total	24,485,117	21,999,874

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	160

Note 15 – Permanent Assets

a)	Investment

I - Change of investments - ITAÚ UNIBANCO HOLDING

	Balance at 12/31/2014					Changes											Equity in
	Book value							Equity in earnings of subisidiaries									earnings of
Companies	Stockholders' equity	Adjustments under investor criteria (1)	Unrealized results	Goodwill	Balance at 12/31/2014	Amortization of goodwill	Dividends / interest on capital paid/provided for (2)	Earnings/ (loss)	Changes in exchange rates	Adjustments under investor criteria (1)	Unrealized results	Total	Adjustments in marketable securities of subsidiaries and other	Corporate Events (3)	Balance at 09/30/2015	Balance at 09/30/2014	subsidiaries from 01/01 to 09/30/2014
Domestic	61,095,712	27,405	(495,139)	24,287	60,652,265	(4,752)	(3,090,648)	10,887,241	-	(14,861)	92,207	10,964,587	(817,895)	(399,428)	67,304,129	58,173,842	9,935,230
Itaú Unibanco S.A.	49,772,836	6,470	(437,129)	24,287	49,366,464	(4,752)	-	6,872,227	-	1,891	81,922	6,956,040	(822,484)	-	55,495,268	48,747,328	6,899,894
Banco Itaú BBA S.A.	5,685,182	23,400	(57,048)	-	5,651,534	-	(642,340)	618,841	-	(16,719)	9,323	611,445	8,092	-	5,628,731	5,524,526	560,844
Banco Itaucard S.A. (4)	2,609,183	(4,228)	(962)	-	2,603,993	-	(2,264,953)	2,582,231	-	(180)	962	2,583,013	(1,560)	-	2,920,493	1,794,388	2,281,477
Itaú Corretora de Valores S. A. (4)	1,268,626	1,763	-	-	1,270,389	-	(183,351)	700,854	-	147	-	701,001	(1,917)	-	1,786,122	1,161,016	185,307
Itaú-BBA Participações S.A.	1,759,868	-	-	-	1,759,868	-	-	113,084	-	-	-	113,084	(25)	(399,424)	1,473,503	946,486	7,702
Itau Seguros S.A.	16	-	-	-	16	-	(4)	4	-	-	-	4	(1)	(3)	12	17	3
Itaú Administração Previdenciária Ltda.	1	-	-	-	1	-	-	-	-	-	-	-	-	(1)	-	1	-
Itaú Seguros Soluções Corporativas S.A. (5)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	80	3
Itau Soluções Previd, Ltda. (6)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
												-
Foreign	5,806,993	-	-	102,817	5,909,810	(38,556)	(181,499)	280,170	2,256,650	-	-	2,536,820	2,966	309,688	8,539,229	5,472,287	541,769
Banco Itau Chile S.A. (7)	-	-	-	-	-	51,841	(64,944)	129,524	643,381	-	-	772,905	1,355	3,674,317	4,435,474	-	-
BICSA Holdings LTD (7)	-	-	-	-	-	4,711	-	57,139	451,509	-	-	508,648	(6)	1,556,368	2,069,721	-	-
Banco Itaú Uruguay S.A.	893,805	-	-	9,424	903,229	(3,534)	-	337,337	256,426	-	-	593,763	(5,708)	-	1,487,750	879,133	119,792
OCA S.A.	229,168	-	-	2,504	231,672	(1,030)	(67,773)	109,385	61,227	-	-	170,612	-	-	333,481	193,239	46,790
Itaú Chile Holdings, INC. (8)	4,618,931	-	-	90,483	4,709,414	(90,483)	-	(355,624)	833,744	-	-	478,120	7,325	(4,896,245)	208,131	4,342,933	373,223
ACO Ltda.	3,505	-	-	42	3,547	(16)	-	279	862	-	-	1,141	-	-	4,672	3,123	(189)
OCA Casa Financiera S.A. (9)	61,584	-	-	364	61,948	(45)	(48,782)	2,130	9,501	-	-	11,631	-	(24,752)	-	53,859	2,153
Grand total	66,902,705	27,405	(495,139)	127,104	66,562,075	(43,308)	(3,272,147)	11,167,411	2,256,650	(14,861)	92,207	13,501,407	(814,929)	(89,740)	75,843,358	63,646,129	10,476,999
(1) Adjustment arising from the standardization of the investee’s financial statements according to the investor’s accounting policies;

(2) Dividends approved and not paid are recorded as Dividends receivable.

(3) Corporate Events arising from acquisitions, spin-offs, merges, takeovers, and increases or decreases of capital.

(4) The investment and the equity in earnings reflect the different interest in preferred shares, profit sharing and dividends.

(5) Investment sold on October 31, 2014 to ACE Seguradora S.A.

(6) Company merged on August 31, 2014 by Itaú Administração Previdenciária Ltda.

(7) Company entrance on July 31, 2015.

(8) Em 17 de julho de 2015, após aprovação das autoridades regulatórias competentes, ocorreu a dissolução da subsidiária Itaú Chile Holdings (ICH). Com isso, os investimentos detidos pela ICH foram transferidos ao ITAÚ UNIBANCO HOLDING. A operação produziu um efeito contábil de R$ (251) milhões.

(9) Company liquidated on March 30, 2015.

		Stockholders’	Net income	Number of shares/quotas owned by ITAÚ UNIBANCO HOLDING			Equity share in	Equity share in
Companies	Capital	equity	for the period	Common	Preferred	Quotas	voting capital (%)	capital (%)
Domestic
Itaú Unibanco S.A.	40,325,563	55,872,681	6,872,228	2,124,156,731	2,057,245,497	-	100.00	100.00
Banco Itaú BBA S.A.	3,574,844	5,676,457	618,841	4,474,436	4,474,436	-	100.00	100.00
Banco Itaucard S.A. (4)	15,564,076	19,702,588	2,855,703	3,596,744,163	1,277,933,118	-	1.51	2.04
Itaú Corretora de Valores S. A. (4)	1,212,887	3,094,293	775,736	-	811,503	-	-	1.94
Itaú-BBA Participações S.A.	1,328,562	1,473,503	113,084	548,954	1,097,907	-	100.00	100.00
Itau Seguros S.A.	3,767,415	4,980,296	1,565,648	450	1	-	0.00	0.00
Itaú Administração Previdenciária Ltda.	59,251	109,145	18,065	-	-	1,299	0.00	0.00
Foreign
Banco Itau Chile S.A. (7)	1,964,044	4,383,636	129,524	1,433,689	-	-	100.00	100.00
BICSA Holdings LTD (7)	1,314,477	2,065,010	57,158	-	-	330,860,746	100.00	100.00
Banco Itaú Uruguay S.A.	610,830	1,481,860	337,337	4,465,133,954	-	-	100.00	100.00
OCA S.A.	20,550	331,689	109,385	1,502,176,740	-	-	100.00	100.00
Itaú Chile Holdings, INC.	566,711	208,131	(355,624)	100	-	-	100.00	100.00
ACO Ltda.	18	4,680	281	-		131	99.24	99.24

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	161

II - Composition of investments

a) The table below shows the major investments of ITAÚ UNIBANCO HOLDING CONSOLIDATED:

	% participation at 09/30/2015		09/30/2015
	Total	Voting	Stockholders’ equity	Net income	Investment	Equity in earnings

Domestic					3,291,539	444,740
BSF Holding S.A (1)	49.00%	49.00%	1,460,561	346,130	1,034,520	169,604
IRB-Brasil Resseguros S.A. (2) (3)	15.01%	15.01%	2,959,909	346,330	437,116	51,944
Porto Seguro Itaú Unibanco Participações S.A.(2)(3)	42.93%	42.93%	3,983,877	496,710	1,710,413	213,254
Others (4a) (5)					109,490	9,938
Foreign (6a)					2,059	459
Total					3,293,598	445,199

	% participation at 09/30/2014		09/30/2014
	Total	Voting	Stockholders’ equity	Net income	Investment	Equity in earnings

Domestic					3,020,446	370,427
BSF Holding S.A.(1)	49.00%	49.00%	1,110,259	291,111	942,143	142,645
IRB-Brasil Resseguros S.A. (2) (3)	15.01%	15.01%	2,827,384	567,610	417,219	85,058
Porto Seguro Itaú Unibanco Participações S.A.(2) (3)	42.93%	42.93%	3,658,628	292,572	1,568,463	125,610
Others (4b) (5)					92,621	17,114
Foreign					1,253	(161)
Others (6b)					1,253	(161)
Total					3,021,699	370,266
(1)	Includes goodwill in the amount of R$ 318,845 at 09/30/2015 (R$ 398,116 at 09/30/2014);
(2)	For the purpose of accounting for participation in earnings, the position at 08/31/2015 and 08/31/2014, as provided for in Circular Letter nº 1,963 of August 23, 1991, from BACEN;
(3)	Adjustments resulting from standardization of the financial statements of the investee to the financial policies of invetidora;
(4)	a) At 09/30/2015, includes Kinea Private Equity, Olímpia Promoção e Serviços S.A. and Tecnologia Bancária S.A. b) At 09/30/2014 includes Latosol Empreendimentos e Participações LTDA, Olímpia Promoção e Serviços S.A. and Tecnologia Bancária S.A.
(5)	Includes equity in earnings not arising from net income.
(6)	a) At 09/30/2015, includes Compãnia Uruguaya de Medios de Processamiento and Rias Redbanc S.A. b) At 09/30/2014, includes Compãnia Uruguaya de Medios de Processamiento, Rias Redbanc S.A. and Rosefield Finance Ltda.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	162

III) Other investments

	09/30/2015	09/30/2014
Other investments	647,657	623,750
Shares and quotas	51,469	89,745
Investments through tax incentives	201,625	204,684
Equity securities	16,093	14,756
Other	378,470	314,565
(Allowance for loan losses)	(208,938)	(211,948)
Total	438,719	411,802
Equity - Other investments	6,857	22,990

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	163

b) Fixed assets, goodwill and intangible assets

I) Fixed assets

	Real Estate in Use (2) (3)		Other Fixed Assets (3)
Real estate in use (1)	Land	Buildings	Improvements	Installations	Furniture and equipment	EDP Systems	Other (communication, security and transportation)	Total
Annual depreciation rates		4%	10%	10 a 20%	10 a 20%	20 a 50%	10 a 20%

Cost
Balance at 12/31/2014	942,571	3,578,226	1,510,346	1,116,719	1,789,039	6,336,816	773,153	16,046,870
Acquisitions	-	44,654	169,710	62,775	201,565	370,066	55,055	903,825
Disposals	(6,460)	(13,800)	(114,677)	182,461	(52,231)	(412,836)	(3,383)	(420,926)
Exchange variation	3,681	49,027	94,802	10,552	34,421	79,488	7,789	279,760
Other (4)	(37)	(433,536)	2,283	410,658	(365,054)	(417,649)	1,284	(802,051)
Balance at 09/30/2015	939,755	3,224,571	1,662,464	1,783,165	1,607,740	5,955,885	833,898	16,007,478

Depreciation
Balance at 12/31/2014	-	(1,695,460)	(753,421)	(519,761)	(503,692)	(4,534,893)	(478,822)	(8,486,049)
Depreciation expenses	-	(54,323)	(195,598)	(94,457)	(68,504)	(632,580)	(58,768)	(1,104,230)
Disposals	-	9,377	107,703	(183,062)	3,138	393,970	2,515	333,641
Exchange variation	-	(10,292)	(44,999)	(3,113)	(21,407)	(64,949)	(4,737)	(149,497)
Other (4)	-	17,615	(462)	(4,740)	9,562	620,563	288	642,826
Balance at 09/30/2015	-	(1,733,083)	(886,777)	(805,133)	(580,903)	(4,217,889)	(539,524)	(8,763,309)

Impairment
Balance at 12/31/2014	-	-	-	-	-	-	-	-
Additions / assumptions	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-
Balance at 09/30/2015	-	-	-	-	-	-	-	-

Book value
Balance at 09/30/2015	939,755	1,491,488	775,687	978,032	1,026,837	1,737,996	294,374	7,244,169
Balance at 09/30/2014	939,264	1,752,680	701,551	590,878	1,156,915	1,972,883	298,298	7,412,469

(1) The contractual commitments for the purchase of the fixed assets totaled R$ 60,186 achievable by 2016.

(2) Includes amounts pledged in guarantee of voluntary deposits (Note 12d).

(3) Includes the amount of R$ 4,459 (R$ 3,255 at 09/30/2014) related to attached real estate; fixed assets under construction in the amount of R$ 849,286 (R$ 1,981,794 at 09/30/2014) consisting of R$ 201,583 (R$ 1,225,423 at 09/30/2014) in real estate in use; R$ 20,239 (R$ 16,882 at 09/30/2014) in improvements, and R$ 627,464 (R$ 739,489 at 09/30/2014) in equipment.

(4) Change in the Accounting Treatment of Financial Lease (Notes 4i and 22k).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	164

II) Goodwill

			Changes
	Amortization period	Balance at 12/31/2014	Acquisitions	Amortization expenses	Impairment	Disposals (*)	Exchange variation	Balance at 09/30/2015	Balance at 09/30/2014
Goodwill (Notes 2b and 4j)	10 years	203,919	10,506	(4,534)	-	(12,133)	45,930	243,688	202,079

(*) Goodwill transferred to Intangible resulting from the merger of Itaú Unibanco Financeira (Note 2c).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	165

III) Intangible assets

		Other intangible assets
Intangible (1)	Rights for acquisition of payroll (2)	Association for the promotion and offer of financial products and services	Acquisition of software	Development of software	Goodwill on Acquisition (Note 4k)	Other Intangible Assets	Total
Annual amortization rates	20%	8%	20%	20%	20%	10% a 20%

Cost
Balance at 12/31/2014	1,066,922	1,561,377	1,891,898	2,836,712	1,483,340	2,122,547	10,962,796
Acquisitions	45,284	4,279	327,919	375,658	15,167	2	768,309
Disposals	(50,212)	(102,026)	(106,874)	(1,511)	(3,602)	(445)	(264,670)
Exchange variation	-	8,374	150,738	-	8,471	192,789	360,372
Other (3)	(8,385)	2,772	7,621	-	311,121	(1,416,861)	(1,103,732)
Balance at 09/30/2015	1,053,609	1,474,776	2,271,302	3,210,859	1,814,497	898,032	10,723,075

Amortization
Balance at 12/31/2014	(555,311)	(330,524)	(887,177)	(111,981)	(106,044)	(305,685)	(2,296,722)
Amortization expenses (4)	(157,042)	(108,300)	(267,613)	(88,236)	(184,028)	(32,781)	(838,000)
Disposals	50,190	51,052	106,874	-	-	445	208,561
Exchange variation	-	(3,445)	(76,780)	-	(2,191)	(157,201)	(239,617)
Other (3)	-	-	1,208	(1,528)	(3,093)	3,533	120
Balance at 09/30/2015	(662,163)	(391,217)	(1,123,488)	(201,745)	(295,356)	(491,689)	(3,165,658)

Impairment (5)
Balance at 12/31/2014	(18,251)	(1,792)	-	(13,733)	-	-	(33,776)
Additions / assumptions	-	-	-	(3,833)	-	-	(3,833)
Disposals	-	-	-	-	-	-	-
Balance at 09/30/2015	(18,251)	(1,792)	-	(17,566)	-	-	(37,609)

Book value
Balance at 09/30/2015	373,195	1,081,767	1,147,814	2,991,548	1,519,141	406,343	7,519,808
Balance at 09/30/2014	517,837	1,295,974	986,421	2,562,351	1,727,310	389,061	7,478,954

(1) The contractual commitments for purchase of the new intangible assets totaled R$ 356,205 achievable by 2016.

(2) Represents the recording of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.

(3) Change in the Accounting Treatment of Financial Lease (Notes 4i and 22k).

(4) Amortization expenses of the rights for acquisition of payrolls and associations are disclosed in the expenses on financial operations.

(5) Pursuant to BACEN Resolution No. 3,566, of May 29, 2001 (Note 13i).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	166

Note 16 – Stockholders' equity

a)	Shares

The Extraordinary Stockholders’ Meeting held on April 29, 2015 approved the increase of subscribed and paid-up capital by R$ 10,148,000, with the capitalization of the amounts recorded in Revenue Reserve – Statutory Reserve, with a 10% bonus shares. Bonus shares started being traded on July 17,2015 and the process was approved by the Central Bank on June 25,2015. Accordingly, capital stock was increased by 553,083,268 shares.

Capital comprises 6,083,915,949 book-entry shares with no par value, of which 3,047,040,198 are common and 3,036,875,751 are preferred shares without voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock amounts to R$ 85,148,000 (R$ 75,000,000 at 09/30/2014), of which R$ 58,078,778 (R$ 51,605,389 at 09/30/2014) refers to stockholders domiciled in the country and R$ 27,069,222 (R$ 23,394,611 at 09/30/2014) refers to stockholders domiciled abroad.

The table below shows the change in shares of capital stock and treasury shares during the period:

	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2014	2,758,685,730	1,043,799,342	3,802,485,072
Residents abroad at 12/31/2014	11,350,814	1,716,996,795	1,728,347,609
Shares of capital stock at 12/31/2014	2,770,036,544	2,760,796,137	5,530,832,681
Bonus Shares - ESM of 04/29/2015 - Carried out at 06/25/2015	277,003,654	276,079,614	553,083,268
Shares of capital stock at 09/30/2015	3,047,040,198	3,036,875,751	6,083,915,949
Residents in Brazil at 09/30/2015	3,033,922,357	1,115,868,649	4,149,791,006
Residents abroad at 09/30/2015	13,117,841	1,921,007,102	1,934,124,943
Treasury shares at 12/31/2014	2,541	53,828,551	53,831,092	(1,327,880)
Purchase of treasury shares	-	82,784,800	82,784,800	(2,520,077)
Exercised – granting of stock options	-	(5,872,441)	(5,872,441)	3,647
Disposals – stock option plan	-	(5,342,874)	(5,342,874)	295,254
Bonus Shares - ESM of 04/29/2015	254	8,425,914	8,426,168	-
Treasury shares at 09/30/2015 (1)	2,795	133,823,950	133,826,745	(3,549,056)
Outstanding shares at 09/30/2015	3,047,037,403	2,903,051,801	5,950,089,204
Outstanding shares at 09/30/2014 (2)	3,047,037,403	2,976,419,057	6,023,456,460

(1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market.

(2) For better comparability, outstanding shares for the period ending September 30, 2014 were adjusted for the bonus of June 25, 2015.

We detail below of the cost of shares purchased in the period, as well the average cost of treasury shares and their market price (in Brazilian reais per share) at 09/30/2015:

Cost / Market value	Common	Preferred
Minimum	-	24.96
Weighted average	-	29.07
Maximum	-	31.86
Treasury shares
Average cost	7.25	26.52
Market value	24.52	26.51

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	167

b)	Dividends

Stockholders are entitled to a mandatory dividend of not less than 25% of annual net income, which is adjusted according to the rules set forth in Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share non-cumulative to be paid to preferred shares.

The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, in the amount of R$ 0.015 per share.

I - Calculation

Net income - ITAÚ UNIBANCO HOLDING	16,317,614
Adjustments:
(-) Legal reserve	(815,881)
Dividend calculation basis	15,501,733
Mandatory dividend	3,875,433
Dividend – paid / provided for	3,875,433	25.0%

II – Payments / provision of interest on capital and dividends

	Gross	WTS	Net
Paid / Prepaid	2,733,988	(310,510)	2,423,478
Dividends - 8 monthly installments of R$ 0.015 per share paid in February to September 2015	663,923	-	663,923
Interest on capital - R$ 0.3460 per share, paid on 08/25/2015	2,070,065	(310,510)	1,759,555

Declared (recorded in other liabilities – Social and Statutory)	1,640,893	(188,938)	1,451,955
Dividends - 1 monthly installment of R$ 0.015 per share paid on 10/01/2015	89,422	-	89,422
Dividends declared - R$ 0.0491 per share	291,888	-	291,888
Interest on capital - R$ 0.2117 per share, to be declared	1,259,583	(188,938)	1,070,645

Total from 01/01 to 09/30/2015 - R$ 0.6581 net per share	4,374,881	(499,448)	3,875,433
Total from 01/01 to 09/30/2014 - R$ 0.5459 net per share	3,207,823	(267,065)	2,940,758

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	168

c)	Capital and revenue reserves - ITAÚ UNIBANCO HOLDING

	09/30/2015	09/30/2014
Capital reserves	1,412,963	892,700
Premium on subscription of shares	283,512	283,512
Granted options recognized – Law No. 11,638, Share-based instruments and Share-based payment	1,128,346	608,084
Reserves from tax incentives and restatement of equity securities and other	1,105	1,104
Revenue reserves	26,086,533	23,415,789
Legal	6,656,531	5,590,179
Statutory:	19,430,002	17,825,610
Dividends equalization (1)	7,883,055	6,100,661
Working capital increase (2)	5,120,913	5,190,525
Increase in capital of investees (3)	6,426,034	6,534,424
(1)	Reserve for Dividends Equalization – its purpose is to guarantee funds for the payment of advances of dividends, including interest on capital, to maintain the flow of the stockholders’ compensation.
(2)	Reserve for Working Capital Increase – its purpose is to guarantee funds for the company’s operations.
(3)	Reserve for Increase in Capital of Investees – its purpose is to guarantee the preferred subscription right in the capital increases of investees.

d)	Conciliation of net income and stockholders’ equity (Note 2b)

	Net income		Stockholders’ equity
	01/01 to 09/30/2015	01/01 to 09/30/2014	09/30/2015	09/30/2014
ITAÚ UNIBANCO HOLDING	16,317,614	12,382,142	108,020,223	97,269,954
Amortization of goodwill	463,966	792,676	(706,566)	(1,303,912)
Corporate reorganizations (Note 2c)	1,392,902	1,408,786	(3,960,772)	(5,190,020)
Conversion adjustments of foreign investments (Note 4s)	(512,649)	138,114	-	-
Foreign exchange variation of investments	(3,952,218)	301,268	-	-
Hedge of net investments in foreign operations	5,824,762	(72,920)	-	-
Tax effects – hedge of net investments in foreign operations	(2,385,193)	(90,234)	-	-
ITAÚ UNIBANCO HOLDING CONSOLIDATED	17,661,833	14,721,718	103,352,885	90,776,022

e)	Asset valuation adjustments - ITAÚ UNIBANCO HOLDING CONSOLIDADO

	09/30/2015	09/30/2014
Available-for-sale securities	(2,315,438)	(604,199)
Hedge cash flow	1,451,309	253,039
Remeasurements in liabilities of post-employment benefits	(214,088)	(341,947)
Foreign exchange variation on investments / Net Investment Hedge in Foreign Operations	482,840	(138,114)
Asset valuation adjustments	(595,377)	(831,221)

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	169

f)	Non-controlling interests

	Stockholders’ equity		Net Income
	09/30/2015	09/30/2014	01/01 to 09/30/2015	01/01 to 09/30/2014
Itau Bank, Ltd. (*)	-	963,462	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	534,568	434,093	(97,884)	(79,986)
Banco Itaú BMG Consignado S.A. (Note 2c)	910,568	539,006	(96,235)	(62,445)
Luizacred S.A. Soc. Cred. Financiamento Investimento	295,777	283,590	(59,872)	(65,003)
IGA Participações S.A.	57,756	52,610	(4,520)	(1,616)
Investimentos Bemge S.A.	23,496	21,751	(1,349)	(1,013)
Banco Investcred Unibanco S.A.	18,933	19,926	925	(839)
Others	7,470	9,181	(5,053)	(10,105)
Total	1,848,568	2,323,619	(263,988)	(221,007)

(*) Represented by Preferred Shares issued on December 31, 2002 and redeemed on March 31, 2015 by Itau Bank Ltd., in the amount of US$ 393,072 thousand, with dividends calculated based on LIBOR plus 1.25% p.a., payable on a monthly basis.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	170

g)	Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment programs aimed at involving its management members and employees in the medium and long-term corporate development process.

These payments are only made in years in which there are sufficient profits to enable the distribution of mandatory dividends, in order to limit the maximum dilution to which stockholders are subject, and at a quantity that does not exceed the limit of 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date.

These programs are settled by the delivery of ITUB4 treasury shares to stockholders.

From January 1 to September 30, 2015, the accounting effect of the share-based payment in income was R$ (597,954) (R$ (254,464) from January 1 to September 30, 2014).

I – Stock Option Plan (Simple Options)

ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”) aimed at involving management members and employees in the medium and long-term corporate development program of ITAÚ UNIBANCO HOLDING and its subsidiaries, offering them the opportunity to take part in the appreciation that their work and dedication bring to the shares.

In addition to the grants provided under the Plan, ITAÚ UNIBANCO HOLDING also maintains control over the rights and obligations in connection with the options granted under the plans assumed at the Extraordinary Stockholders’ Meetings held on April 24, 2009 and April 19, 2013 related to the Unibanco – União de Bancos Brasileiros S.A., Unibanco Holdings S.A. and Redecard S.A. stock option plans, respectively. The exchange of shares for ITUB4 did not have relevant financial impact accordingly.

Simple options have the following characteristics:

a)	Exercise price: calculated based on the average prices of shares in the three (3) months of the year prior to the grant date. The prices determined will be restated until the last business day of the month prior to the option exercise date based on IGP-M or, in its absence, on the index to be internally determined, and they should be paid within a period equal to that in force for settlement of operations on BM&FBOVESPA.

b)	Vesting period: determined upon the issue, from one (1) to seven (7) years, counted from the grant date. The vesting period is normally determined at five (5) years.

c)	Fair value and economic assumptions for cost recognition: the fair value of Simple Options is calculated on the grant date based on the Binominal model. Economic assumptions used are as follows:

(i)	Exercise price: exercise price previously agreed upon the option issue, adjusted by the IGP-M variation;

(ii)	Price of the underlying asset (ITUB4 shares): closing price on BM&FBOVESPA on the calculation base date.

(iii)	Expected dividends: the average annual return rate for the last three (3) years of dividends paid plus interest on capital of the ITUB4 share;

(iv)	Risk-free interest rate: IGP-M coupon rate at the expiration date of the Simple Option.

(v)	Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of the ITUB4 share closing prices, disclosed by BM&FBOVESPA, adjusted by the IGP-M variation.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	171

	Simple options
	Quantity	Weighted average Exercise price	Weighted average Market value
Opening balance at 12/31/2014	55,162,112	32.43
Options exercisable at the end of the period	28,872,290	32.15
Options outstanding not exercisable	26,289,822	32.73
Options:
Granted	-	-
Canceled / Forfeited (*)	(415,335)	34.36
Exercised	(150,058)	24.31	37.68
Closing balance at 09/30/2015	54,596,719	34.39
Options exercisable at the end of the period	28,673,986	34.12
Options outstanding not exercisable	25,922,733	24.70
Range of exercise prices
Granting 2008-2009		25,23 - 38,58
Granting 2010-2012		23,88 - 40,98
Weighted average of the remaining contractual life (in years)	2.19

(*) Refers to non-exercise due to the beneficiary’s option.

	Simple options
	Quantity	Weighted average Exercise price	Weighted average Market value
Opening balance at 12/31/2013	71,848,530	29.86
Options exercisable at the end of the period	36,008,273	27.65
Options outstanding not exercisable	35,840,257	32.95
Options:
Granted	-	-
Canceled / Forfeited (*)	(412,028)	33.37
Exercised	(12,809,687)	26.79	33.09
Closing balance at 09/30/2014	58,626,815	31.85
Options exercisable at the end of the period	23,497,758	28.98
Options outstanding not exercisable	35,129,057	33.76
Range of exercise prices
Granting 2006-2009		23,45 - 39,87
Granting 2010-2012		23,88 - 38,10
Weighted average of the remaining contractual life (in years)	3.09

(*) Refers to non-exercise due to the beneficiary’s option.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	172

ll – Partner Plan

The employees and management members of ITAÚ UNIBANCO HOLDING and its subsidiaries may be selected to participate in the program that invests a percentage of their bonus to acquire ITUB4 shares and share-based instruments; accordingly, the ownership of these shares should be held by the beneficiaries for a period from three (3) to five (5) years, counted from the initial investment, and are thus subject to market price variation. After complying with the suspension conditions set forth in the program, beneficiaries will be entitled to receive ITUB4 as consideration, in accordance with the numbers of shares provided for in the program regulation.

The acquisition price of own shares and Share-Based Instruments is established every six months and is equivalent to the average of the ITUB4 quotation in the 30 days prior to the determination of the acquisition price.

The fair value of the ITUB4 as consideration is the market price at the grant date, less expected dividends.

The weighted average of the fair value of the ITUB4 as consideration was estimated at R$ 29.22 per share at September 30, 2015 (R$ 26.87 per share at September 30, 2014).

Law No. 12,973/14, which adjusted tax legislation to the international accounting standards and terminated the Transition Tax Regime (RTT), set up a new legal framework for payments made in shares. We made changes to the Partner Plan, and adjusted its tax effects, to conform with this new legislation.

Changes in the Partner Program

Quantity
Balance at 12/31/2014	26,734,428
New granted	10,402,541
Cancelled	(551,642)
Exercised	(5,722,383)
Balance at 09/30/2015	30,862,944
Weighted average of remaining contractual life (years)	2.28

Quantity
Balance at 12/31/2013	20,187,002
New granted	8,214,181
Cancelled	(1,708,695)
Exercised	(3,848,444)
Balance at 09/30/2014	22,844,044
Weighted average of remaining contractual life (years)	2.30

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	173

III-	Variable Compensation

The policy established in compliance with CMN Resolution No. 3,921/10 sets forth that fifty percent (50%) of the management’s variable compensation should be paid in cash and fifty percent (50%) should be paid in shares for a period of three (3) years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, subject to the executive’s remaining with the institution. The deferred unpaid portions may be reversed proportionally to the significant reduction of the recurring income realized or the negative income for the period.

The fair value of the ITUB4 share is the market price at its grant date.

The weighted average of the fair value of ITUB4 shares was estimated at R$ 31.24 per share at September 30, 2015 (R$ 25.33 per share at September 30, 2014).

Change in variable compensation in shares	2015
Quantity
Balance at 12/31/2014	11,259,967
New	8,019,703
Delivered	(4,388,338)
Cancelled	(313,465)
Balance at 09/30/2015	14,577,867

Change in variable compensation in shares	2014
Quantity
Balance at 12/31/2013	5,524,663
New	7,583,912
Delivered	(1,940,527)
Cancelled	(181,028)
Balance at 09/30/2014	10,987,020

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	174

Note 17 – Related parties

a)	Transactions between related parties are disclosed in compliance with CVM Resolution n° 642, of October 7, 2010, and CMN Resolution n° 3,750 of June 30, 2009. These transactions are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and the lack of risk is taken into consideration.

The unconsolidated related parties are the following:

•	Itaú Unibanco Participações S.A. (IUPAR), the Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING;

•	The non-financial subsidiaries of ITAÚSA, specially: Itautec S.A., Duratex S.A., Elekeiroz S.A., ITH Zux Cayman Company Ltd and Itaúsa Empreendimentos S.A.;

•	Fundação Itaú Unibanco - Previdência Complementar, FUNBEP – Fundo de Pensão Multipatrocinado, Fundação Bemgeprev, UBB Prev - Previdência Complementar, and Fundação Banorte Manuel Baptista da Silva de Seguridade Social, closed-end supplementary pension entities that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING and / or its subsidiaries;

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema and Associação Itaú Viver Mais, entities sponsored by ITAÚ UNIBANCO and subsidiaries to act in their respective areas of interest, as described in Notes 22e and 22j; and

•	Investments in Porto Seguro Itaú Unibanco Participações S.A. and BSF Holding S.A.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	175

The transactions with these related parties are basically characterized by:

	ITAÚ UNIBANCO HOLDING					ITAÚ UNIBANCO HOLDING CONSOLIDATED
		Assets / (liabilities)		Revenue / (expense)			Assets / (liabilities)		Revenue / (expense)
	Annual rate	09/30/2015	09/30/2014	01/01 to 09/30/2015	01/01 to 09/30/2014	Annual rate	09/30/2015	09/30/2014	01/01 to 09/30/2015	01/01 to 09/30/2014
Interbank investments		68,391,052	40,746,386	3,684,158	2,768,189	-	-	-	-	-
Itaú Unibanco S.A.	14.15% pre fixed or 100% of Selic	39,972,577	33,346,212	2,963,323	2,439,631	-	-	-	-	-
Agência Grand Cayman	5,83% to 6.36% pre fixed	11,026,508	7,400,174	398,440	328,558	-	-	-	-	-
Itaú Unibanco S.A. Nassau Branch	2,96% to 10.75% pre fixed	17,391,966	-	322,395	-	-	-	-	-	-
Securities and derivative financial instruments		-	12,487,433	409,817	477,336	-	-	-	-	-
Agência Grand Cayman		-	12,487,433	409,817	477,336	-	-	-	-	-
Deposits		(7,554,315)	-	(218,536)	(2,274)	-	-	-	-	-
Itaú Unibanco S.A.		-	-	-	(2,274)	-	-	-	-	-
Itaú Unibanco S.A. Nassau Branch		(7,554,315)	-	(218,536)	-	-	-	-	-	-
Securities sold under repurchase agreements		-	(30,381)	-	(638)	-	(143,986)	(172,306)	(18,539)	(8,650)
Duratex S.A.		-	-	-	-	99% a 101,5% do CDI	(37,228)	(90,915)	(7,900)	(8,021)
Elekeiroz S.A.		-	-	-	-	99% a 100% do CDI	(18,303)	-	(315)	-
Itautec S.A.		-	-	-	-	100% do CDI	(1,686)	(1,507)	(148)	(131)
Itaúsa Empreendimentos S.A.		-	-	-	-	99,5% a 100,5% do CDI	(63,087)	(71,168)	(8,036)	-
Olimpia Promoção e Serviços S.A.		-	-	-	-	100% da Selic	(11,179)	(8,716)	(858)	(498)
Others		-	(30,381)	-	(638)	-	(12,503)	-	(1,282)	-
Amounts receivable from (payable to) related companies / Banking service fees (expenses)		(404)	(262)	(2,869)	(2,542)	-	(133,008)	(116,160)	7,580	6,366
Itaú Unibanco S.A.		(8)	-	-	-	-	-	-	-	-
Itaú Corretora de Valores S. A.		(396)	(262)	(2,869)	(2,542)	-	-	-	-	-
Itaúsa Investimentos Itaú S.A.		-	-	-	-	-	-	149	1,706	1,203
Itaúsa Empreendimentos S.A.		-	-	-	-	-	-	-	(5,033)	-
Olimpia Promoção e Serviços S.A.		-	-	-	-	-	(2,448)	-	(20,873)	-
Fundação Itaú Unibanco - Previdência Complementar		-	-	-	-	-	(121,649)	(14,638)	28,075	25,706
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	-	-	-	276	277	3,897	3,781
Fundação BEMGEPREV		-	-	-	-	-	-	24	-	465
Fundação Banorte Manuel Baptista da Silva de Seguridade Social		-	-	-	-	-	-	(99,729)	-	217
Others		-	-	-	-	-	(9,187)	(2,243)	(192)	(25,006)
Rent revenues (expenses)		-	-	(186)	(187)	-	-	-	(43,695)	(39,435)
Itaúsa Investimentos Itaú S.A.		-	-	-	(13)	-	-	-	(1,277)	(1,186)
Itaú Seguros S.A.		-	-	(142)	(133)	-	-	-	-	-
Fundação Itaú Unibanco - Previdência Complementar		-	-	-	-	-	-	-	(29,592)	(28,306)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	-	-	-	-	-	(9,423)	(9,943)
Others		-	-	(44)	(41)	-	-	-	(3,403)	-
Donation expenses		-	-	-	-	-	-	-	(62,880)	(56,300)
Instituto Itaú Cultural		-	-	-	-	-	-	-	(62,000)	(55,500)
Associação Itaú Viver Mais		-	-	-	-	-	-	-	(880)	(800)
Data processing expenses		-	-	-	(26)	-	-	-	-	(205,198)
Itautec S.A.		-	-	-	(26)	-	-	-	-	(205,198)

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for apportionment of common costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ (3,081) (R$ (4,220) from 01/01 to 09/30/2014) in view of the use of the common structure.

In accordance with the rules in effect, the financial institutions cannot grant loans or advances to the following:

a)	any individual or company that control the Institution or any entity under common control with the institution, or any officer, director, fiscal council member or direct relative of such individuals;

b)	any entity controlled by the Institution; or

c)	any entity of which the bank directly or indirectly holds at least 10% of capital stock.

Therefore, no loans or advances are made to any subsidiaries, executive officers, Board of Directors members or their relatives.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	176

b)	Compensation of management key personnel

The fees attributed in the period to ITAÚ UNIBANCO HOLDING CONSOLIDATED management members are as follows:

	01/01 to 09/30/2015	01/01 to 09/30/2014
Compensation	359,307	268,381
Board of Directors	15,905	11,870
Management members	343,402	256,511
Profit sharing	167,304	187,305
Board of Directors	365	7,225
Management members	166,939	180,080
Contributions to pension plans	7,385	4,991
Board of Directors	51	3
Management members	7,334	4,988
Stock option plan – Management members	166,306	134,774
Total	700,301	595,451

Information related to the granting of the share-based payment, benefits to employees and post-employment is detailed in Notes 16g II and 19, respectively.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	177

Note 18 - Market value

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The book value of each financial instrument, whether included or not in the balance sheet (comprises investments in affiliates and other investments), when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

					Effects (1)
	Book value		Market		Results		Stockholders’ equity
	09/30/2015	09/30/2014	09/30/2015	09/30/2014	09/30/2015	09/30/2014	09/30/2015	09/30/2014
Interbank deposits	31,581,352	18,446,506	31,581,414	18,447,312	62	806	62	806
Securities and derivative financial instruments	345,843,761	283,107,871	342,968,240	283,966,850	(6,850,225)	(176,297)	(2,875,521)	858,979
Adjustment of available-for-sale securities					(3,225,683)	(374,960)	-	-
Adjustment of held-to-maturity securities					(3,624,542)	198,663	(2,875,521)	858,979
Loan, lease and other credit operations	443,005,144	403,573,815	442,383,875	404,591,289	(621,269)	1,017,474	(621,269)	1,017,474
Investments
BM&FBOVESPA	14,610	14,610	121,456	122,661	106,846	108,051	106,846	108,051
Porto Seguro Itaú Unibanco Participações S.A. (2)	1,710,413	1,568,463	2,958,604	2,792,490	1,248,191	1,224,027	1,248,191	1,224,027
Itaú Seguros Soluções Corporativas S.A. (Note 2c)	-	363,890	-	1,515,000	-	1,151,110	-	1,151,110
Fundings and borrowings (3)	255,611,997	207,336,414	256,676,116	207,919,469	(1,064,119)	(583,055)	(1,064,119)	(583,055)
Subordinated debt (Note 10f)	65,910,174	55,435,105	63,277,354	55,827,902	2,632,820	(392,797)	2,632,820	(392,797)
Treasury shares	3,549,056	1,345,428	3,547,741	1,861,597	-	-	(1,315)	516,169

(1) This does not consider the corresponding tax effects.

(2) Parent company of Porto Seguro S.A.

(3) Funding is represented by interbank and time deposits, funds from acceptance and issuance of securities and borrowings.

Fair value is a measurement based, whenever possible, on information observable in the market. It is the price estimated at which a non-mandatory transaction to sell an asset or to transfer a liability would occur between market players, on the measurement date, under current market conditions. It does not represent unrealized results of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	178

To obtain the market values for these financial instruments, the following criteria were adopted:

•	Interbank investments were determined based on their nominal amounts, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities, achieved at the closing of BM&FBOVESPA at the balance sheet date, for floating-rate securities;

•	Securities and derivative financial instruments, according to the rules established by Circulars No. 3,068 and 3,082 of November 8, 2001 and January 30, 2002, respectively, issued by BACEN, are recorded at their market value, except for those classified as Held to Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Financial Market Institutions (ANBIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above;

•	Loans with maturities over 90 days, when available, were calculated based on the net present value of future cash flows discounted at market interest rates effective on the balance sheet date;

•	Investments - in companies BM&FBOVESPA and Porto Seguro at the share value in stock exchanges.

•	Time and interbank deposits and funds from acceptance and issuance of securities and foreign borrowings through securities, when available, were calculated based on their present value determined by future cash flows discounted at market rates obtained at the closing of BM&FBOVESPA on the balance sheet date;

•	Subordinated debt, based on the net present value of future fixed or floating cash flows in foreign currency, net of the market interest rates effective on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated from the interest curves of the indexation market places;

•	Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	179

Note 19 – Post-Employments Benefits

Pursuant to CVM Resolution No. 695, dated December 13, 2012, we present the policies adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries regarding benefits to employees, as well as the accounting procedures adopted.

The total amounts recognized in Income for the Period and Stockholders’ Equity – Asset valuation adjustment were as follows:

Total amounts recognized in Income for the period

	Defined benefit		Defined contribution		Other benefits		Total
	01/01 to 09/30/2015	01/01 to 09/30/2014	01/01 to 09/30/2015	01/01 to 09/30/2014	01/01 to 09/30/2015	01/01 to 09/30/2014	01/01 to 09/30/2015	01/01 to 09/30/2014
Cost of current service	(50,928)	(52,944)	-	-	-	-	(50,928)	(52,944)
Net interest	(4,495)	(24,042)	164,102	147,023	(12,743)	(10,713)	146,864	112,268
Aportes and contribution (*)	-	-	(336,992)	(93,192)	-	-	(336,992)	(93,192)
Benefits paid	-	-	-	-	10,697	6,499	10,697	6,499
Remeasurements	-	-	-	-	-	30	-	30
Total Amounts Recognized	55,423	76,986	(172,890)	53,831	(2,046)	(4,184)	(230,359)	(27,339)

(*) In 2015, includes a provision to settle the surplus of social security fund, in the amount of R$ 236,266. In the period, contributions to the defined contributions plan, including PGBL, totaled R$ 145,789 (R$ 128,239 from January 1st to September 30, 2014), of which R$ 100,726 (R$ 93,192 from January 1st to September 30, 2014) arising from social security funds.

Total amounts recognized in Stockholders’ Equity – Asset valuation adjustment

	Defined benefit		Defined contribution		Other benefits		Total
	09/30/2015	09/30/2014	09/30/2015	09/30/2014	09/30/2015	09/30/2014	09/30/2015	09/30/2014
At the beginning of the period	(75,206)	(354,467)	(220,808)	(285,565)	(8,436)	6,744	(304,450)	(633,288)
Effects on asset ceiling	18,455	14,361	(5,430)	13,899	-	-	13,025	28,260
Remeasurements	4,210	2,827	22,019	26,678	-	(25)	26,229	29,480
Total Amounts Recognized	(52,541)	(337,279)	(204,219)	(244,988)	(8,436)	6,719	(265,196)	(575,548)

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	180

a)	Retirement plans

ITAÚ UNIBANCO HOLDING CONSOLIDATED and some of its subsidiaries sponsor defined benefit and variable contribution plans, whose basic purpose is to grant benefits that, in general, provide a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulation. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance at the eligibility date, according to the plan's regulation, which does not require actuarial calculation, except as described in Note 19c.

Employees hired up to July 31, 2002, whom came from Itaú, and until February 27, 2009, whom came from Unibanco, are beneficiaries of the above-mentioned plans. With regards the employees hired after these dates, they have the option to voluntarily participate in a variable contribution plan (PGBL), managed by Itaú Vida e Previdência S.A..

Supplementary plans are managed by closed-end private pension entities with independent legal structures, as detailed below:

Entity	Benefit plan
Fundação Itaubanco - Previdência Complementar	Supplementary retirement plan – PAC (1)
Franprev benefit plan - PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan - PSI (2) Itaubanco Defined Contribution Plan (3)

Itaubank Retirement Plan (3)

Itaú Defined Benefit Plan (1)

Itaú Defined Contribution Plan (2)

Unibanco Pension Plan (3)

Prebeg benefit plan (1)

UBB PREV defined benefit plan (1)

Benefit Plan II (1)

Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)

REDECARD Basic Retirement Plan (1)

REDECARD Supplementary Retirement Plan (2)

Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)
Múltipla - Multiempresas de Previdência Complementar	REDECARD Supplementary Plan (3)

(1) Defined benefit plan;

(2) Variable contribution plan;

(3) Defined contribution plan.

b) Governance

The closed-end private pension entities (EFPC) and benefit plans they manage are regulated in conformity with the related specific legislation. The EFPC are managed by the Executive Board, Advisory Council and Fiscal Council, with some members appointed by the sponsors and others appointed as representatives of active and other participants, pursuant to the respective Entity’s bylaws. The main purpose of the EFPC is to pay benefits to eligible participants, pursuant to the Plan Regulation, maintaining the plans assets invested separately and independently from ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	181

c)	Defined benefit plan

I - Main assumptions used in actuarial valuation of Retirement Plans

	09/30/2015	09/30/2014
Discount rate (1)	10.24% p.a.	9.72% p.a.
Mortality table (2)	AT-2000	AT-2000
Turnover (3)	Itaú Experience 2008/2010	Itaú Experience 2008/2010
Future salary growth	7.12 % p.a.	7.12% p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.	4.00% p.a.
Inflation	4.00 % p.a.	4.00% p.a.
Actuarial method (4)	Projected Unit Credit	Projected Unit Credit

(1) The adoption of this assumption is based on interest rates obtained from the actual interest curve in IPCA, for medium-term liabilities of retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED. At 12/31/2014 was adopted a consistent with the economic scenario at the balance sheet date rate, considering the volatility of the interest markets and the models adopted.

(2) The mortality tables adopted correspond to those disclosed by SOA – Society of Actuaries, the North-American Entity which corresponds to IBA – Brazilian Institute of Actuarial Science, which reflects a 10% increase in the probabilities of survival compared to the respective basic tables.

The life expectancy in years per the AT-2000 mortality table for participants of 55 years of age is 27 and 31 years for men and women, respectively.

(3) The turnover assumption is based on the effective experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, resulting in the average of 2.4% p.a. based on the 2008/2010 experience.

(4) Using the Projected Unit Credit, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

Biometric/demographic assumptions adopted are consistent with the group of participants of each benefit plan, pursuant to the studies carried out by an independent external actuarial consulting company.

The main differences between the assumptions above and those adopted upon determination of the actuarial liability of defined benefit plans, for purposes of recording in the balance sheet of the closed-end private pension entities (EFPCs) that manage them, are the discount rate and the actuarial method. Regarding the discount rate assumption, EFPCs adopt a rate adherent to the flow of receipts/payments, in accordance with the study conducted by an independent, external consulting company. Regarding the actuarial method, the aggregate method is adopted, by which the mathematical reserve is defined based on the difference between the present value of the projected benefit and the present value of future contributions, subject to the methodology defined in the respective actuarial technical note.

II- Risk Exposure

Due to its defined benefit plans, ITAÚ UNIBANCO HOLDING CONSOLIDATED is exposed to a number of risks, the most significant ones are:

- Volatility of assets

The actuarial liability is calculated by adopting a discount rate defined based on the income from securities issued by the Brazilian treasury (government securities). If the actual income from plan investments is lower than expected, this may give rise to a deficit. The plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and the short and medium-term risk.

- Changes in investment income

A decrease in income from public securities will imply a decrease in discount rate and, therefore, will increase the plan actuarial liability. The effect will be partially offset by the recognition of these securities at market value.

- Inflation risk

Most of plan benefits are pegged to the inflation rates, and a higher inflation will lead to higher obligations. The effect will also be partially offset because a significant portion of the plan assets is pegged to government securities restated by the inflation rate.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	182

- Life expectancy

Most of the plan obligations are to provide life benefits and therefore a increase in life expectancy will result in increased plan liabilities.

III –Management of defined benefit plan assets

The general purpose of managing EFPC funds is to search for a long-term balance between assets and obligations with payment of retirement benefits, by exceeding the actuarial targets (discount rate plus benefit adjustment index, established in the plan regulations).

Regarding the assets guaranteeing the actuarial liability reserves, management should ensure the payment capacity of retirement benefits in the long-term by avoiding the risk of mismatching assets and liabilities in each pension plan.

At September 30, 2015 and 2014 the allocation of plan assets and the allocation target for 2015, by type of asset, are as follows:

	Fair value		% Allocation
Types	09/30/2015	09/30/2014	09/30/2015	09/30/2014	2015 Target
Fixed income securities	12,773,727	11,701,095	91.95%	91.08%	53% a 100%
Variable income securities	560,647	604,590	4.04%	4.71%	0% a 20%
Structured investments	23,981	22,210	0.17%	0.17%	0% a 10%
Real estate	469,828	492,055	3.38%	3.83%	0% a 7%
Loans to participants	64,482	27,506	0.46%	0.21%	0% a 5%
Total	13,892,665	12,847,456	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING CONSOLIDATED, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 477,133 (R$ 523,259 at 09/30/2014), and real estate rented to Group companies, with a fair value of R$ 440,186 (R$ 459,649 at 09/30/2014).

Fair value - the fair value of the plan assets is adjusted up to the report date, as follows:

Fixed-Income Securities and Structured Investments – accounted for at market value, considering the average trading price on the calculation date, net realizable value obtained upon the technical addition of pricing, considering, at least, the payment terms and maturity, credit risk and the indexing unit.

Variable income securities – accounted for at market value, being so understood the share average quotation at the last day of the month or at the closest date on the stock exchange on which the share has posted the highest liquidity rate.

Real Estate – stated at acquisition or construction cost, adjusted to market value upon reappraisals made in 2012, supported by technical appraisal reports. Depreciation is calculated under the straight line method, considering the useful life of the real estate.

Loans to participants – adjusted up to the report date, in compliance with the respective agreements.

Fund Allocation Target - the fund allocation target is based on Investment Policies that are currently revised and approved by the Advisory Council of each EFPC, considering a five-year period, which establishes guidelines for investing funds guaranteeing Actuarial Liability and for classifying securities.

IV- Net amount recognized in the balance sheet

Following is the calculation of the net amount recognized in the balance sheet, corresponding to the defined benefit plan:

	09/30/2015	09/30/2014
1 - Net assets of the plans	13,892,665	12,847,456
2 - Actuarial liabilities	(12,015,026)	(11,869,504)
3- Surplus (1-2)	1,877,639	977,952
4- Asset restriction (*)	(1,965,464)	(1,349,499)
5 - Net amount recognized in the balance sheet (3-4)	(87,825)	(371,547)
Amount recognized in Assets (Note 13a)	270,737	254,202
Amount recognized in Liabilities (Note 13c)	(358,562)	(625,749)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with item 64 of CVM Resolution nº 695.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	183

V- Change in the net amount recognized in the balance sheet:

	09/30/2015
	Plan net assets	Actuarial liabilities	Surplus	Asset Ceiling	Recognized amount
Value at beginning of the period	13,437,757	(11,694,678)	1,743,079	(1,847,316)	(104,237)
Cost of current service	-	(50,928)	(50,928)	-	(50,928)
Net interest (1)	1,000,845	(863,806)	137,039	(141,534)	(4,495)
Benefits paid	(617,792)	617,792	-	-	-
Contributions of sponsor	49,170	-	49,170	-	49,170
Contributions of participants	10,009	-	10,009	-	10,009
Effects on asset ceiling	-	-	-	18,455	18,455
Remeasurements (2) (3)	12,676	(23,406)	(10,730)	4,931	(5,799)
Value at end of the period	13,892,665	(12,015,026)	1,877,639	(1,965,464)	(87,825)

	09/30/2014
	Plan net assets	Actuarial liabilities	Surplus	Asset Ceiling	Recognized amount
Value at beginning of the period	12,512,070	(11,576,853)	935,217	(1,292,637)	(357,420)
Cost of current service	-	(52,944)	(52,944)	-	(52,944)
Net interest (1)	883,474	(814,846)	68,628	(92,670)	(24,042)
Benefits paid	(575,176)	575,176	-	-	-
Contributions of sponsor	45,671	-	45,671	-	45,671
Contributions of participants	9,588	-	9,588	-	9,588
Effects on asset ceiling	-	-	-	14,361	14,361
Remeasurements (2) (3)	(28,171)	(37)	(28,208)	21,447	(6,761)
Value at end of the period	12,847,456	(11,869,504)	977,952	(1,349,499)	(371,547)

(1) Corresponds to the amount calculated on 01/01/2015 based on the beginning amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 10.24% p.a..(On 01/01/2014 the rate used was 9.72% a.a.).

(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate.

(3) The actual return on assets amounted to R$ 1,013,521 (R$ 855,303) at September 30, 2014).

During the period, contributions made totaled R$ 49,170 (R$ 45,671 from January 1 to September 30, 2014). The contribution rate increases based on the beneficiary’s salary.

In 2015, the expected contribution to retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED is R$ 58,566.

The estimate for payment of benefits for the next 10 years is as follows:

Period	Estimated payment
2015	845,132
2016	867,539
2017	889,038
2018	915,188
2019	942,362
2020 a 2024	4,812,447

VI- Sensitivity of defined benefit obligation

The impact, due to the change in the assumption – discount rate by 0.5%, which would be recognized in Actuarial liabilities of the plans, as well as in Stockholders’ Equity – Asset valuation adjustment of the sponsor (before taxes) would amount to:

	Effect in actuarial liabilities of the plans		Effect which would be recognized in Stockholders’ Equity (*)
Change in Assumption	Value	Percentage of actuarial liabilities	Value
- Decrease by 0.5%	667,851	5.73%	(314,667)
- Increase by 0.5%	(578,228)	(5.22%)	331,546

(*) Net of effects of asset ceiling.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	184

d)	Defined contribution plans

The defined contribution plans have pension funds set up by the portion of sponsors’ contributions not included in the participant’s accounts balance and by the loss of eligibility to a plan benefit, as well as by resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

I - Change in the net amount recognized in the balance sheet:

	09/30/2015			09/30/2014
	Pension Plan Fund	Asset Ceiling	Recognized Amount	Pension Plan Fund	Asset Ceiling	Recognized Amount
Amount - beginning of the period	2,438,272	(223,616)	2,214,656	2,361,025	(274,533)	2,086,492
Net interest	179,438	(15,336)	164,102	166,993	(19,970)	147,023
Contribution (Note 19)	(336,992)	-	(336,992)	(93,192)	-	(93,192)
Effects on asset ceiling	-	(5,430)	(5,430)	-	13,899	13,899
Remeasurements	9,866	12,153	22,019	26,086	592	26,678
Amount - end of the period (Note 13a)	2,290,584	(232,229)	2,058,355	2,460,912	(280,012)	2,180,900

e)	Other post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries do not offer other post-employment benefits, except in those cases arising from obligations under acquisition agreements signed by ITAÚ UNIBANCO HOLDING CONSOLIDATED, as well as in relation to the benefits granted due to a judicial sentence, in accordance with the terms and conditions established, in which health plans are totally or partially sponsored for specific groups of former workers and beneficiaries.

Based on the reported prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of ITAÚ UNIBANCO HOLDING are as follows:

I - Change in the net amount recognized in the balance sheet:

	09/30/2015	09/30/2014
At the beginning of the period	(170,593)	(146,818)
Cost of interest	(12,743)	(10,713)
Inclusion of Credicard	-	(3,207)
Benefits paid	10,697	6,499
At the end of the period (Note 13c)	(172,639)	(154,239)

The estimate for payment of benefits for the next 10 years is as follows:

Period	Estimated payment
2015	9,344
2016	10,034
2017	10,743
2018	11,473
2019	12,174
2020 a 2024	73,039

II - Sensitivity Analyses - Cost of Healthcare

For calculation of benefits obligations projected beyond the assumptions used for the defined benefit plans (Note 19c l), the 9.72% p.a. increase in medical costs assumption is adopted.

Assumptions for rates related to medical assistance costs have a significant impact on the amounts recognized in income. A change of one percentage point in the medical assistance cost rates would have the effects as follows:

	Recognition	1% increase	1% decrease
Service cost and cost of interest	Income	2,174	(1,815)
Present value of obligation	Asset valuation adjustment	21,234	(17,723)

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	185

Note 20 – Information on foreign subsidiaries

	Foreign branches (1)		Latin America consolidated (2)		Itaú Europe consolidated (3)		Cayman consolidated (4)		Other foreign companies (5)		Foreign consolidated (6)
	09/30/2015	09/30/2014	09/30/2015	09/30/2014	09/30/2015	09/30/2014	09/30/2015	09/30/2014	09/30/2015	09/30/2014	09/30/2015	09/30/2014
Assets
Current assets and long-term receivables
Cash and cash equivalents	3,567,796	3,679,491	6,764,668	3,719,004	808,962	792,358	31,937,167	472,497	2,038,418	621,637	10,889,395	8,460,475
Interbank investments	32,741,384	17,643,026	6,230,781	2,491,020	5,361,948	4,116,796	3,861,860	17,099,200	-	255,063	26,182,604	13,414,329
Securities	77,813,976	43,212,580	8,104,168	5,298,103	5,939,665	2,912,513	19,192,907	12,949,533	334,175	38,248	110,189,766	63,585,773
Loan, lease and other credit operations	132,851,933	85,869,861	55,592,838	36,294,040	19,246,462	10,218,570	178,400	112,713	1,668	840	207,752,082	132,422,493
Foreign exchange portfolio	60,386,953	39,341,445	2,195,111	857,756	4,415,005	3,051,881	-	5,558	-	-	66,467,908	42,939,171
Other assets	12,051,033	4,414,612	9,857,149	5,701,312	1,330,029	261,681	1,483,868	609,218	239,950	5,520,659	24,692,666	15,770,905
Permanent assets
Investments	117	-	9,861	6,708	19,599	7,476	245,307	154,079	881,737	538,579	29,899	14,383
Fixed and intangible assets	19,836	15,015	1,055,484	700,380	168,313	145,720	52	194	24,868	17,088	1,268,553	878,395
Total	319,433,028	194,176,030	89,810,060	55,068,323	37,289,983	21,506,995	56,899,561	31,402,992	3,520,816	6,992,114	447,472,873	277,485,924

Liabilities
Current and long-term liabilities
Deposits	97,278,552	67,397,377	54,461,072	34,650,374	16,128,596	8,455,069	1,530,333	1,045,041	-	766,967	130,231,558	95,386,990
Demand deposits	51,468,799	11,429,622	15,818,413	9,872,216	10,529,004	6,316,414	1,474,317	777,995	-	766,967	44,986,009	28,338,703
Savings deposits	-	-	11,159,882	6,356,192	-	-	-	-	-	-	11,159,882	6,356,192
Interbank deposits	16,396,862	16,397,855	300,544	130,833	4,104,785	1,404,762	56,016	267,046	-	-	16,623,594	3,883,837
Time deposits	29,412,891	39,569,900	27,182,233	18,291,133	1,494,807	733,893	-	-	-	-	57,462,073	56,808,258
Deposits received under securities repurchase agreements	22,608,874	12,734,655	1,088,806	326,632	198,650	-	17,279,470	10,348,501	-	661,887	23,397,045	11,834,944
Funds from acceptance and issuance of securities	7,404,665	2,053,138	8,126,514	3,895,489	8,266,999	5,568,047	388,125	1,465,340	-	-	24,106,220	12,951,633
Borrowings	57,500,043	31,887,422	2,819,542	2,872,769	902,974	622,431	6	6,420	-	-	61,222,564	35,389,043
Derivative financial instruments	13,813,406	4,126,509	2,122,993	1,151,267	2,447,396	777,703	143,747	466,694	-	-	18,077,466	6,112,083
Foreign exchange portfolio	60,374,349	39,461,720	2,219,708	852,892	4,408,600	2,946,468	-	5,647	-	-	66,473,496	42,949,258
Other liabilities	39,902,905	22,678,823	7,166,066	3,867,163	695,161	592,782	6,171,472	2,361,599	254,378	3,407,255	53,841,201	31,862,060
Deferred income	237,082	186,963	6,330	2,528	73,894	37,921	-	-	2,274	1,460	319,579	228,873
Non-controlling interests	-	-	406	255	-	1	-	963,462	-	-	407	963,717
Stockholders’ equity
Capital and reserves	21,925,523	12,616,388	11,011,523	6,652,425	3,859,564	2,281,032	30,833,088	14,733,338	3,372,010	2,192,441	69,937,050	37,827,140
Net income for the period	(1,612,371)	1,033,035	787,100	796,529	308,149	225,541	553,320	6,950	(107,846)	(37,896)	(133,713)	1,980,183
Total	319,433,028	194,176,030	89,810,060	55,068,323	37,289,983	21,506,995	56,899,561	31,402,992	3,520,816	6,992,114	447,472,873	277,485,924
Statement of Income
Income from financial operations	1,971,978	3,112,883	4,627,569	3,418,995	634,889	444,583	413,646	190,381	7,929	(7,986)	7,413,225	6,879,042
Expenses of financial operations	(2,418,902)	(1,655,999)	(1,686,657)	(1,433,732)	(172,165)	(120,755)	300,813	(87,631)	(4,344)	(3,031)	(3,767,080)	(3,063,322)
Result of loan losses	(869,517)	(312,540)	(331,768)	(267,558)	8,884	5,610	(44,777)	0	(383)	(222)	(1,237,561)	(574,710)
Gross income from financial operations	(1,316,441)	1,144,344	2,609,144	1,717,705	471,608	329,438	669,682	102,750	3,202	(11,239)	2,408,584	3,241,010
Other operating revenues (expenses)	(295,380)	(109,870)	(965,806)	(709,551)	(100,834)	(82,222)	(116,363)	(95,800)	(104,153)	(15,859)	(1,613,802)	(1,013,644)
Operating income	(1,611,821)	1,034,474	1,643,338	1,008,154	370,774	247,216	553,319	6,950	(100,951)	(27,098)	794,782	2,227,366
Non-operating income	(120)	-	9,875	8,585	-	(121)	-	-	2,187	1,777	9,754	8,597
Income before taxes on income and profit sharing	(1,611,941)	1,034,474	1,653,213	1,016,739	370,774	247,095	553,319	6,950	(98,764)	(25,321)	804,536	2,235,963
Income tax	(430)	(1,439)	(855,232)	(207,698)	(49,066)	(5,309)	1	-	(5,568)	(12,575)	(910,296)	(227,022)
Statutory participation in income	-	-	(10,847)	(12,481)	(13,559)	(16,245)	-	-	(3,514)	-	(27,919)	(28,726)
Non-controlling interests	-	-	(34)	(31)	-	-	-	-	-	-	(34)	(32)
Net income (loss)	(1,612,371)	1,033,035	787,100	796,529	308,149	225,541	553,320	6,950	(107,846)	(37,896)	(133,713)	1,980,183
(1)	Itaú Unibanco S.A. - Agências Grand Cayman, New York, Tokyo and Nassau Branch, ITAÚ UNIBANCO HOLDING S.A - Agência Grand Cayman.
(2)	Banco Itaú Argentina S.A, Itaú Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, Itrust Servicios Inmobiliarios S.A.C.I, Itaú Valores S.A., Itaú Chile Holdings Inc., BICSA Holdings LTD., Banco Itaú Chile S.A., Itaú Chile Inversiones, Servicios Y Administración S.A., Itaú BBA Corredor de Bolsa Limitada, Itaú Chile Corredora de Seguros Ltda., Itaú Chile Administradora General de Fondos S.A., Recuperadora de Créditos Ltda, Itaú Chile Compañia de Seguros de Vida S.A., ACO Ltda., Banco Itaú Uruguay S.A., OCA S.A., Unión Capital AFAP S.A., Banco Itau Paraguay,Itaú BBA México S.A (new company name of Tarjetas Unisoluciones S. A. de Capital Variable), Proserv - Promociones Y Servicios S.A. de C. V., MCC Asesorias Limitada (Note 2c), MCC Securities INC. (Note 2c), MCC Corredora de Bolsa (Note 2c) and Itaú BBA Colômbia; only at 09/30/2014, Fundo ETF IPSA, Oca Casa Financeira S.A., Itaú BBA SAS; only at 09/30/2015, Itau BBA Mexico Casa de Bolsa S.A. de C.V.
(3)	IPI - Itaúsa Portugal Investimentos, SGPS Lda. (49%), Itaúsa Europa - Investimentos, SGPS, Lda., Itaúsa Portugal - SGPS S.A.,Itau BBA International (Cayman) Ltd., Itaú Europa Luxemburgo S.A, Banco Itaú International, Itaú Bank & Trust Bahamas Ltd., Itaú International Securities Inc., Itaú Bahamas Directors Ltd., Itaú Bahamas Nominees Ltd., Banco Itau Suisse S.A. and Itau BBA International plc.
(4)	Itau Bank Ltd., ITB Holding Ltd., Jasper International Investment LLC, Itaú Bank & Trust Cayman Ltd., Uni-Investments Inter. Corp., Itaú Cayman Directors Ltd., UBT Finance S.A., Itaú Cayman Nominees Ltd., BIE Cayman Ltd.; only at 09/30/2014, Rosefield Finance Ltd. (50%).
(5)	Afinco Americas Madeira, SGPS Soc. Unipessoal Ltda., IPI - Itaúsa Portugal Investimentos, SGPS Lda. (51%), Banco Del Paraná S.A.,Topaz Holding Ltd., Itaú USA Inc., Itaú BBA USA Securities Inc., Itaú International Investment LLC, Mundostar S.A., Karen International Ltd., Nevada Woods S.A., Albarus S.A., Garnet Corporation, Itau Global Asset Management, Itaú Asia Securities Ltd., Itaú Middle East Limited, Itaú USA Asset Management Inc., Itau BBA UK Securities Limited, Itaú Japan Asset Management Ltd., Itaú UK Asset Management Limited, Itaú Singapore Securities Pte. Ltd; only at 09/30/2014, Itaú Asia Limited.
(6)	Foreign consolidated information presents balances net of consolidation eliminations.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	186

Note 21 – Risk and capital management

Risk management is considered by ITAÚ UNIBANCO HOLDING CONSOLIDATED an essential tool for optimizing the use of resources and selecting the best business opportunities, in order to maximize shareholder value.

At ITAÚ UNIBANCO HOLDING CONSOLIDATED, risk and capital management is the process in which:

•	The existing and potential risks in ITAÚ UNIBANCO HOLDING CONSOLIDATED’s operations are identified and measured;
•	Norms, procedures and methodologies for risk management and control consistent with the Board of Directors’ guidelines and ITAÚ UNIBANCO HOLDING CONSOLIDATED’s strategies are approved;
•	The ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk portfolio is managed considering the best risk-return ratio.

The purpose of risk identification is to map the risk events of internal and external nature that may affect the strategies of support and business units and the fulfillment of their objectives, with a possible impact on ITAÚ UNIBANCO HOLDING CONSOLIDATED’s income, capital, liquidity and reputation.

Risk management processes are spread throughout the whole institution, aligned with the guidelines of the Board of Directors and Executives that, through panels, define the global objectives that are measured as goals and limits to the risk management units. Control and capital management units, in turn, support the ITAÚ UNIBANCO HOLDING CONSOLIDATED’s management by monitoring and analyzing risk and capital.

In compliance with CMN Resolution No. 3,988, BACEN Circular No. 3,547 and BACEN Circular Letter No. 3,565, ITAÚ UNIBANCO HOLDING CONSOLIDATED implemented its capital management structure and its Internal Capital Adequacy Assessment Process (ICAAP), having submitted its last ICAAP report to BACEN in April 2015, related to the December 2014 reporting date.

ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts a prospective approach to its capital management, which comprises the following phases:

•	Identification and analysis of material risks to which ITAÚ UNIBANCO HOLDING CONSOLIDATED is or could be exposed and assessment of capital requirements to cover material risks;
•	Capital planning considering the strategic guidelines, economic environment and the guidelines of the Board of Directors;
•	Stress test exercises, aimed at analyzing the impact of serious events on the capitalization level of ITAÚ UNIBANCO HOLDING CONSOLIDATED;
•	Maintenance of a capital contingency plan for cases in which the capital sources turn out to be unfeasible or insufficient;
•	Internal capital adequacy assessment, which consists of comparing the Regulatory Capital with the required capital, according to internal evaluation, to cover any risks incurred;
•	Preparation of periodic management reports on capital adequacy for top management and the Board of Directors.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s organizational structure of risk management is in conformity with regulations in force in Brazil and abroad and in line with the best market practices. The Market, Credit, Liquidity, Operational and Underwriting risks control is performed in a centralized way by an independent unit, aiming at assuring that ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risks are being managed in accordance with established risk appetite policies, norms and procedures. This independent structure is also responsible for centralizing ITAÚ UNIBANCO HOLDING’s capital management. The purpose of centralizing control is to provide the Executives and the Board of Directors with an overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk exposure, as well as a prospective view on the adequacy of its capital so as to optimize and speed up corporate decision-making.

ITAÚ UNIBANCO HOLDING CONSOLIDATED manages proprietary IT systems to fully meet the applicable rules on capital reserve, and also for risk measurement, in compliance with the models issued by the regulatory models in force. It also coordinates actions to check for adherence to qualitative and quantitative requirements established by the relevant authorities for compliance with the minimum mandatory capital requirement and risk monitoring.

Further information on risk management can be found on the website www.itau.com.br/relacoes-com-investidores, under section Corporate Governance / Risk Management – Pillar 3, which is not part of the financial statements.

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I – Market risk

Market risk is the possibility of losses arising from variations in the market values of positions held by a financial institution, including the risk of transactions subject to the variations in foreign exchange and interest rates, equities, of price indexes and commodity prices among other indexes on these risk factors.

Market risk management is the process through which the ITAÚ UNIBANCO HOLDING CONSOLIDATED plans, monitors and controls the risks of variations in financial instruments market values due to market changes, aimed at optimizing the risk-return ratio, by using an appropriate structure, alerts, models and adequate tools for management limits.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s Market Risk Management Policy is in line with the principles of Resolution No. 3,464, issued by the National Monetary Council (CMN) (as amended), being a set of principles that drive the ITAÚ UNIBANCO HOLDING CONSOLIDATED strategy towards control and management of market risk of all business units and legal entities.

The document that details the guidelines set out by the corporate guidelines on market risk control, which is not part of the financial statements, can be read on the website www.itau.com.br/relacoes-com-investidores, in the section Corporate Governance, Rules and Policies, Public Access Report – Market Risk.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things:

•	Political, economic and market conditions;
•	The market risk profile of the portfolio and ITAÚ UNIBANCO HOLDING CONSOLIDATED;
•	Expertise within the group to support operations in specific markets.

The process for managing market risk of ITAÚ UNIBANCO HOLDING occurs within the governance and hierarchy of corporate bodies and limits approved specifically for this purpose, sensitizing different levels and classes of market risk. This market risk framework includes limits that involve the monitoring of aggregate risk indicators (at the portfolio level) and extends its coverage to more granular levels (the individual desk level) with specific limits aiming to improve the process of risk monitoring and understanding and also to prevent risk concentration. These limits are dimensioned considering the projected results of the balance sheet, size of equity, liquidity, complexity and volatility of the market and risk appetite of the institution. Limits are monitored and controlled daily and excesses are reported and discussed in the corresponding corporate bodies. Additionally, daily risk reports used by the business and control areas are issued to the executives. The process of setting these limits levels and breach reporting follows the governance approved by our financial conglomerate’s internal policies.

The structure of limits and alerts follows the Board of Directors' guidelines and is approved by panels. This structure of limits and alerts enhances effectiveness, and the control coverage is reviewed at least annually.

The purpose of market risk control of ITAÚ UNIBANCO HOLDING structure is:

•	Providing visibility and assurance to all executive levels that the assumption of market risks is in line with ITAÚ UNIBANCO HOLDING CONSOLIDATED and the risk-return objective;
•	Promoting a disciplined and educated discussion on the global risk profile and its evolution over time;
•	Increasing transparency on the way the business seeks to optimize results;
•	Providing early warning mechanisms in order to make the effective risk management easier, without jeopardizing the business purposes; and
•	Monitoring and avoiding risk concentration.

The market risk control and management process is submitted to periodic reviews aimed at keeping it aligned with the best market practices and adhering to the continuous improvement of processes at ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The control of market risk is carried out by an area independent from the business units, and is responsible for carrying out daily measurement, assessment, monitoring of stress scenarios, limits and alerts, applying stress scenarios, analysis and testing, reporting risk results to those accountable for in the business units, in accordance with the governance established and monitoring the actions required adjust positions and/or risk level to make them feasible. In addition, the area provides support to launch new financial products. For this purpose, ITAÚ UNIBANCO HOLDING CONSOLIDATED relies on a structured communication and information flow, aiming at providing feedback for the follow-up of the corporate bodies, and compliance with the regulatory bodies in Brazil and regulatory agents abroad.

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ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with clients and proprietary positions, including its foreign investments, in order to mitigate risk arising from fluctuations in relevant market risk factors and maintaining the classification the transactions into the current exposure limits. Derivatives are commonly used for these hedging activities. When these transactions are classified as hedges for accounting purposes, specific supporting documentation is provided, including ongoing follow-up of hedge effectiveness (retrospective and prospective) and other changes in the accounting process. The accounting and managerial hedging procedures are governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Hedge accounting is treated in detail in the financial statement notes.

The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution No. 3.464 and BACEN Circular No. 3.354.

The trading portfolio consists of all transactions involving financial instruments and goods, including derivatives, which are carried out with the intention of trading.

The banking portfolio is basically characterized by transactions from the banking business, and transactions related to the management of the balance sheet of the institution. It has the no-intention of resale and medium- and long-term time horizons as general guidelines.

Exposures to market risks inherent in the many different financial instruments, including derivatives, are broken down into a number of risk factors, primary market components for pricing. The main risk factors measured by ITAÚ UNIBANCO HOLDING CONSOLIDATED are as follows:

•	Interest rates: the risk of losses from transactions subject to interest rates variations;
•	Foreign exchange-linked interest rate: the risk of losses arising from positions in transactions which are subject to a foreign exchange-linked interest rate;
•	Foreign exchange rates: the risk of losses from positions subject to foreign exchange rate variation;
•	Price index-linked: the risk of losses from transactions subject to the variations in the price of index-linked interest rates;
•	Variable income: risk of loss subject to variation in prices of shares and commodities;

The National Monetary Council (CMN) establishes the segregation of exposure to market risk at least in the following categories: interest rate, exchange rate, shares and commodities. Inflation rates are addressed as a group of risk factors and received the same treatment as the other risk factors, such as interest rates, exchange rates, etc., and follow the structure of risk and limits governance adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED to manage market risk.

The market risk analyses are conducted based on the following metrics:

•	Value at risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level;
•	Losses in stress scenarios: simulation technique to assess the behavior of assets and liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios);
•	Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount;
•	Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (“MtM – Mark to Market”);
•	Stressed VaR: statistical metric arising from VaR calculation, which purpose is to capture higher risk in simulations for the current portfolio, considering returns that can be seen in historical scenarios of extreme volatility.

In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise:

•	Mismatching analysis (GAPS): graphic representation by risk factor of cash flows expressed at market value, allocated at the maturity dates;

•	Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate;

•	Sensitivity to several risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

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ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems principally takes place in São Paulo, in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

ITAÚ UNIBANCO HOLDING CONSOLIDATED, maintaining its conservative management and portfolio diversification, continued with its policy of operating within low limits in relation to its capital during the period.

At September 30, 2015, ITAÚ UNIBANCO HOLDING CONSOLIDATED recorded total VaR (Historical Simulation) of R$ 316.3 million (R$ 205 million at September 30, 2014 Total VaR Parametric).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	190

II – Credit risk

Credit risk is the possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed-upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs.

The credit risk management of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s is the primary responsibility of all business units and aims to keep the quality of loan portfolios in levels consistent with the institution’s risk appetite for each market segment in which it operates.

ITAÚ UNIBANCO HOLDING CONSOLIDATED establishes its credit policy based on internal factors, such as the client rating criteria and portfolio development analysis, the registered default levels, the incurred return rates, and the allocated economic capital; and external factors, related to the economic environment in Brazil and abroad, including market share, interest rates, market default indicators, inflation, and consumption increase/decrease.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s centralized process for making decisions and establishing a credit policy guarantees the synchrony of credit actions.

To protect the institution against losses arising from loan operations, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers all aspects that determine the client’s credit risk to define a provision level that is adequate with the risk incurred in each operation. For each operation, the assessment and rating of the client or economic group, the operation rating, and the possible existence of past-due amounts are taken into account and the volume of the regulatory provision is determined.

In line with the principles of CMN Resolution No. 3,721 of April 30, 2009, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a structure for and institutional norm on credit risk management, approved by its Board of Directors, applicable to the companies and subsidiaries in Brazil and abroad.

The document that outlines the guidelines set out by this internal policy on credit risk control, which is not part of the financial statements, can be read on the website www.itau.com.br/relacoes-com-investidores, in the section Corporate Governance, Rules and Policies, Public Access Report – Credit Risk.

III – Operational risk

For ITAÚ UNIBANCO HOLDING CONSOLIDATED operational risk is defined as the possibility of losses from failure of, insufficient or inadequate internal processes, people and systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk, associated with the inadequacy or deficiency in agreements signed by the institution, as well as sanctions for failing to meet legal provisions and compensation for damages to third parties arising from activities performed by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The management structure seeks to identify, prioritize and manage any operational risks identified, and to monitor and report management activities, with the aim of ensuring the quality of the control environment in compliance with internal guidelines and regulations in force.

The managers of executive areas use corporate methodologies that are built and made available by the internal control, compliance and operational risk area.

Within the governance of the management process there are specific forums to address operational risk, internal control and compliance where periodically there are consolidated reports on risk monitoring, controls, action plans and operational losses presented to the executives of the business areas.

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A summarized version of such policy, which is not part of the financial statements, is available on the website www.itau.com.br/relacoes-com-investidores in the section Corporate Governance, Rules and Policies, Public Access Report – Operational risk.

IV – Liquidity risk

Liquidity risk is defined as the institution’s possibility of not being able to efficiently meet its expected and unexpected obligations, both current and future, including those arising from the pledged guarantees, without affecting its daily operations and without incurring significant losses.

Liquidity risk control is carried out by an area independent from the business areas, and which is responsible for defining the constitution of a reserve, proposing assumptions for behavior of cash flow, identifying, assessing, monitoring, controlling and reporting, on a daily basis, the exposure to liquidity risks in different time horizons, proposing limits for liquidity risk and monitoring the established limits consistent with the risk appetite of the institution, informing on possible noncompliance, considering the liquidity risks individually in countries where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates, simulating the behavior of cash flow under stress conditions, assessing and reporting risks inherent in new products and transactions in a timely fashion, and reporting information required by regulatory bodies. Every activity is subject to analysis by independent areas of validation, internal controls and audit.

The measurement of liquidity risk covers all financial transactions of ITAÚ UNIBANCO HOLDING CONSOLIDATED companies, as well as possible contingent or unexpected exposures, such as those arising from settlement services, pledge of endorsements and sureties and credit facilities contracted and not used.

The document that expresses the guidelines set forth by the internal policy on liquidity risk, that is not part of the financial statements, may be viewed on the website www.itau.com.br/relacoes-com-investidores, in the section Corporate Governance, Rules and Policies, Public Access Report - Liquidity Risk.

V - Insurance, Pension Plan and Capitalization Risks

The products that make up the portfolios of ITAÚ UNIBANCO HOLDING’s insurance companies are related to the life insurance and elementary, pension plan and capitalization lines. Therefore, we understand that the major risks inherent in these products are as follows:

•	Subscription risk is the possibility of losses arising from operations of insurance, pension plan and capitalization that go against the organization’s expectations, directly or indirectly associated with the technical and actuarial bases adopted to calculate premiums, contributions and provisions;

•	Market risk is the possibility of incurring losses due to fluctuations in the market values of assets and liabilities comprising the actuarial technical reserves;

•	Credit risk is the possibility of a certain debtor failing to meet any obligations in connection with the settlement of operations involving the trade of financial assets or reinsurance;

•	Operational risk is the possibility of incurring losses arising from the failure, deficiency or inadequacy or internal processes, personnel and systems, or external events impacting the achievement of strategic, tactical or operational purposes of the insurance, pension plan and capitalization operations;

•	Liquidity risk in insurance operations is the possibility of the institution’s failure to timely meet its obligations with insured and beneficiaries in view of lack of liquidity of the assets comprising the actuarial technical reserves.

The management process of insurance, pension plan and capitalization risks is based on responsibilities defined and communicated between the control and business areas, assuring independence between them.

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Note 22 –Supplementary information

a)	Insurance policy - ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries, despite the low risk exposure due to a physical non-concentration of their assets, have the policy to guarantee their valuables and assets at amounts considered sufficient to cover possible claims.

b)	Foreign currency – The balances in Reais linked to the foreign currencies were:

	09/30/2015	09/30/2014
Permanent foreign investments	69,803,337	39,807,323
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(109,843,600)	(58,860,918)
Net foreign exchange position	(40,040,263)	(19,053,595)

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations.

c)	Investment funds and managed portfolios - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, manages the following types of funds: privatization, fixed income, shares, open portfolio shares, investment clubs, customer portfolios and group portfolios, domestic and foreign, classified in memorandum accounts, distributed as follows:

	Amount		Amount (*)		Number of funds
	09/30/2015	09/30/2014	09/30/2015	09/30/2014	09/30/2015	09/30/2014
Investment funds	563,826,812	466,352,425	563,826,812	466,352,425	2,235	2,235
Fixed income	531,930,650	427,859,281	531,930,650	427,859,281	1,864	1,847
Shares	31,896,162	38,493,144	31,896,162	38,493,144	371	388
Managed portfolios	260,146,208	260,058,566	185,928,566	179,894,590	16,023	15,130
Customers	139,244,591	128,814,721	101,970,993	83,350,619	15,958	15,064
Itaú Group	120,901,617	131,243,845	83,957,573	96,543,971	65	66
Total	823,973,020	726,410,991	749,755,378	646,247,015	18,258	17,365

(*) It refers to the distribution after elimination of double-counting of managed portfolios in investment funds.

d)	Consortia funds

	09/30/2015	09/30/2014
Monthly estimate of installments receivable from participants	160,605	138,890
Group liabilities by installments	12,155,213	11,134,196
Participants – assets to be delivered	10,782,117	10,190,034
Funds available for participants	1,525,560	1,237,890
(In units)
Number of managed groups	773	838
Number of current participants	414,639	402,103
Number of assets to be delivered to participants	193,420	218,774

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2015	193

e)	Fundação Itaú Social - ITAÚ UNIBANCO HOLDING and its subsidiaries are the main sponsors of Fundação Itaú Social, the objectives of which are: 1) managing the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Programa Itaú Social” (Itaú Social Program).

During the period from January 1 to September 30, 2015 and 2014 the consolidated companies made no donations and the Foundation’s social net assets totaled R$ 2,498,166 (R$ 2,807,552 at September 30, 2014). The income arising from its investments will be used to achieve the Foundation’s social purposes.

f)	Instituto Itaú Cultural – IIC - ITAÚ UNIBANCO HOLDING and its subsidiaries are supporters of Instituto Itaú Cultural - IIC, an entity formed to grant incentives, promote and preserve Brazil’s cultural heritage. During the period, the consolidated companies donated the amount of R$ 62,000 (R$ 55,500 from January 1 to September 30, 2014).

g)	Instituto Unibanco - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Unibanco, an entity whose objective is to support projects on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, directly and/or supplementary, through the civil society’s institutions.

h) Instituto Unibanco de Cinema - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Unibanco de Cinema, an entity whose objective is (i) the fostering of culture in general; and (ii) providing access of low-income population to cinematography, videography and similar productions, for which it shall maintain movie theaters owned or managed by itself, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge films of great importance, especially those produced in Brazil.

i)	Associação Itaú Viver Mais - ITAÚ UNIBANCO HOLDING and is subsidiaries sponsor Associação Itaú Viver Mais, an entity whose objective is the provision of social services for the welfare of beneficiaries, in the way and conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and health care activities. During the period from January 1 to September 30, 2015, the consolidated companies have made donations to Associação Itaú Viver Mais in the amount of R$ 880 (R$ 800 from January 1 to September 30, 2014).

j)	Instituto Assistencial Pedro di Perna - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Assistencial Pedro di Perna, an entity whose objective is to provide social services, stimulate sport activities, and promote recreation, aimed at the welfare of its members, in the way and conditions established by its Internal Rules, and according to the funds available.

k)	Exclusions of nonrecurring effects net of tax effects – ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO

	01/01 to 09/30/2015	01/01 to 09/30/2014
Increase in the social contribution tax rate (Note 14b IV)	3,988,253	-
Complementary allowance for loan losses (*)	(2,793,110)	-
Provision for contingencies – Tax and social security (Notes 12b and 15a I)	(559,748)	-
Change in the Accounting Treatment of Financial Lease (Note 4i)	(519,999)	-
Social security fund (Note 19)	(129,946)	-
Goodwill on acquisition (Note 15b ll)	(129,895)	(123,328)
Civil Lawsuits - Economic Plans	(108,261)	(87,764)
Realization of assets and Impairment	(42,916)	-
Program for Cash or Installment Payment of Taxes (Notes 12e and 12f)	40,671	36,853
COFINS / Provision for loss carryforwards - Porto Seguro (Note 15a II)	-	(59,515)
Favorable decision on thesis of broadening the PIS / COFINS calculation base from IRB (Note 15a II)	-	33,451
Allowance for loan losses - Credicard	-	(36,713)
Others	(142,631)	-
Total	(397,582)	(237,016)

(*) Recognition of a provision supplementary to the minimum required by Resolution No. 2,682/99 of the National Monetary Council.

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l)	Agreements for offset and settlement of liabilities in the scope of the National Financial System – Offset agreements were entered into in the scope of derivative contracts, as well as agreements for offset and settlement of receivables and payables pursuant to CMN Resolution No. 3,263, of February 24, 2005, which purpose is to enable the offsetting of credits and debits maintained with the same counterparty, and in which the maturity dates of receivables and payables can be advanced to the date an event of default by one of the parties occurs or in case of the bankruptcy of the debtor.

m) Subsequent events

On October 21, 2015, ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard S.A. (Rede), entered into a share purchase and sale commitment with Odebrecht Transport S.A. for acquisition of 50% of capital of ConectCar Soluções de Mobilidade Eletrônica S.A. (ConectCar) for the amount of R$ 170 million.

ConectCar is an institution engaged in own payment arrangements, and a provider of intermediation services for automatic payment of tolls, fuels and parking lots, ranked as the second largest company in the sector, currently operating in 12 States and in the Federal District. It was organized in 2012 as a result of the partnership between Odebrecht Transport S.A. and Ipiranga Produtos de Petróleo S.A., a company controlled by Ultrapar Participações S.A., which currently holds the remaining 50% of ConectCar’s capital.

Governance will be shared with the Ultra group, and the effective acquisition and financial settlement will occur after the fulfillment of certain contractual conditions and obtainment of the required regulatory and government authorizations.

The transaction will not have significant accounting effect in Itaú Unibanco’s results.

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Report on review of interim financial statements

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

Introduction

We have reviewed the accompanying interim financial statements of Itaú Unibanco Holding S.A., which comprise the balance sheet as at September 30, 2015 and the related statements of income, changes in stockholders equity’s and cash flows for the nine-month period then ended, as well as the accompanying consolidated interim financial statements of Itaú Unibanco Holding S.A. and its subsidiaries (“Consolidated”), which comprise the consolidated balance sheet as at September 30, 2015 and the related consolidated statements of income and cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of the parent company and consolidated interim financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN). Our responsibility is to express a conclusion on these interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (ISRE 2410- Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the parent and consolidated interim financial statements

Based on our review, nothing has come to our attention that causes us to believe that the parent company and the consolidated interim financial statements referred to above do not present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and Itaú Unibanco Holding S.A. and its subsidiaries as at September 30, 2015 and the parent financial performance and cash flows, as well as the consolidated financial performance and the consolidated cash flows, for the nine-month period then ended, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank.

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Other matters

Statement of value added

We also have reviewed the interim statements of value added of Itaú Unibanco Holding S.A. and Itaú Unibanco Holding S.A. and its subsidiaries for the nine-month period ended September 30, 2015, presented as supplementary information. These statements have been submitted to the same review procedures described in the second paragraph above and, based on our review, nothing has come to our attention that causes us to believe that these statements are not prepared consistently, in all material respects, with the interim financial statements taken as a whole.

São Paulo, October 30, 2015

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti

Contador CRC 1SP172940/O-6

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ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	Listed Company	NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

The members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., after having examined the financial statements for the period from January to September 2015 and verified the accuracy of all items examined, and in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company’s capital structure, financial position and the activities conducted during the period.

São Paulo (SP), October 30, 2015.

IRAN SIQUEIRA LIMA

President

ALBERTO SOZIN FURUGUEM	LUIZ ALBERTO DE CASTRO FALLEIROS
Member	Member

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